Form 40-F
PRIMEWEST ENERGY TRUST
filed 2002-11-12
CIK 1136201

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

         [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                      THE SECURITIES EXCHANGE ACT OF 1934

         [_]  ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                      THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended ______ Commission File Number: ______


                             PRIMEWEST ENERGY TRUST
             (Exact name of Registrant as specified in its charter)


ALBERTA, CANADA                         1311                            N/A
(PROVINCE OR OTHER              (PRIMARY STANDARD               (I.R.S. EMPLOYER
JURISDICTION OF                 INDUSTRIAL                      IDENTIFICATION
INCORPORATION OR                CLASSIFICATION CODE             NO.)
ORGANIZATION)                   NUMBER)

                                   SUITE 4700
                             150 SIXTH AVENUE, S.W.
                        CALGARY, ALBERTA, CANADA T2P 3Y7
                                 (403) 234-6600
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                   111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8940
        (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING
                        AREA CODES OF AGENT FOR SERVICE)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------

Trust Units, without nominal or par value       New York Stock Exchange


Securities registered or to be registered pursuant to Section 12(g) of the Act

                                      None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

                                      None.

For annual reports, indicate by check mark the information filed with this Form:

  [_]      Annual information form       [ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                       N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes    [_]                     No      [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes    [_]                     No      [X]

       COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT

         The Registrant's financial statements have been reconciled to U.S. GAAP as required by Form 40-F under the Exchange Act. Such reconciliation is set forth for the year ending December 31, 2001 in Schedule A of Exhibit 10, and for the year ending December 31, 2002 in Schedule A of Exhibit 11.

         The financial statements of Cypress Energy Inc. ("Cypress"), which are included in Schedule B of Exhibit 10, have been reconciled as required by Item 17 of Form 20-F under the Exchange Act. This reconciliation is set forth for the years ending December 31, 1999 and December 31, 2000 in Exhibit 29.

                                   UNDERTAKING

         Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         Concurrently with the filing of Amendment No. 1 to this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process on Form F-X.

                           FORWARD LOOKING STATEMENTS

         This Registration Statement contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Registration Statement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as: oil and gas reserve quantities and the discounted present value of these reserves; the amount and nature of our capital expenditures; plans for drilling wells; prices for oil and gas produced; timing and amount of future production; operating and other costs; business strategies and plans of management; and prospective development and acquisitions.

         Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including: the impact of general economic conditions; industry conditions, including fluctuations in the price of oil and natural gas and royalties payable in respect of our oil and gas production and changes in governmental regulation of the oil and gas industry, including environmental regulation; uncertainty of estimates of oil and natural gas reserves, impact of competition, availability and cost of seismic, drilling and other equipment; operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas; fluctuations in foreign exchange or interest rates and stock market volatility; and the timing and success of integrating the business and operations of acquired companies.

         These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations set forth in the Renewal Annual Information Forms for the fiscal years ended December 31, 2000 and December 31, 2001 attached hereto as Exhibits 10 and 11, respectively. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  November 12, 2002

                                   PRIMEWEST ENERGY TRUST


                                   By:  /s/ Dennis G. Feuchuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer

EXHIBIT INDEX


EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                                CHARTER DOCUMENTS

1.   *   Description of the Trust Units


                          ANNUAL AND QUARTERLY REPORTS

2.   *   Fourth Quarter Interim Report of the Registrant for the three months ended December 31, 2000, including management's discussion and analysis relating to the financial statements, dated April 11, 2001.

3.   *   2000 Annual Report to the unitholders of the Registrant
         ("Unitholders"), including at pages 17 to 28 thereof management's discussion and analysis relating to the financial statements of the Registrant as at and for the years ended December 31, 2000 and 1999, dated April 10, 2001.

4.   *   First Quarter Interim Report of the Registrant for the three months ended March 31, 2001, including management's discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended March 31, 2001 and 2000.

5.   *   Second Quarter Interim Report of the Registrant for the three months ended June 30, 2001, including management's discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended June 30, 2001 and 2000.

6.   *   Third Quarter Interim Report of the Registrant for the three months ended September 30, 2001, including management's discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended September 30, 2001 and 2000.

7.   *   2001 Annual Report to the Unitholders, including at pages 20 to 35 thereof management's discussion and analysis relating to the financial statements of the Registrant as at and for years ended December 31, 2001 and 2000, dated April 5, 2002.

8.   *   First Quarter Interim Report of the Registrant for the three months ended March 31, 2002, including management's discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended March 31, 2002 and 2001.

9.   *   Second Quarter Interim Report of the Registrant for the three months ended June 30, 2002, including management's discussion and analysis relating to the financial statements of the Registrant as at and for the three months ended June 30, 2002 and 2001.

EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                        RENEWAL ANNUAL INFORMATION FORMS

10. Renewal Annual Information Form of the Registrant for the year ended December 31, 2000, dated May 14, 2001, including as Schedule A thereto a reconciliation of the Registrant's financial statements to United States generally accepted accounting principles ("GAAP"), prepared by the auditors of the Registrant.

11. Renewal Annual Information Form of the Registrant for the year ended December 31, 2001, dated April 29, 2002, including as Schedule A thereto a reconciliation of the Registrant's financial statements to United States GAAP, prepared by the auditors of the Registrant, dated March 1, 2002.


                  NOTICES OF MEETINGS AND INFORMATION CIRCULARS

12. Notice of Meeting and Management Proxy Circular for the annual general and special meeting of the Unitholders held on June 5, 2001, dated April 10, 2001.

13. Notice of Meeting and Management Proxy Circular for the special meeting of the Unitholders held on December 12, 2001, dated November 6, 2001, and Addendum to the Management Information Circular for the special meeting, dated November 9, 2001.

14. Notice of Meeting and Management Proxy Circular for the annual general and special meeting of the Unitholders held on May 21, 2002, dated April 23, 2002.

15. Notice of Meeting and Management Proxy Circular for the special meeting of the Unitholders held on November 4, 2002, dated September 26, 2002.


                                  PRESS RELEASE

16. Press releases of the Registrant dated January 9, 2001, January 17, 2001, February 8, 2001, February 16, 2001, February 26, 2001, March 1,
         2001, March 5, 2001, March 6, 2001, March 7, 2001, March 19, 2001,
         March 29, 2001, March 30, 2001, April 26, 2001, May 15, 2001, June 1,
         2001, June 13, 2001, June 18, 2001, June 22, 2001, July 17, 2001,
         August 16, 2001, September 19, 2001, October 4, 2001, October 18, 2001,
         October 30, 2001, October 30, 2001, November 15, 2001, November 19, 2001, November 30, 2001, December 4, 2001, December 17, 2001, February 14, 2002, February 27, 2002, March 15, 2002, April 4, 2002, April 9,
         2002, April 17, 2002, May 23, 2002, June 14, 2002, June 25, 2002, July
         15, 2002, August 6, 2002, August 19, 2002, September 17, 2002,
         September 23, 2002, September 26, 2002, October 17, 2002, October 23, 2002, October 28, 2002, October 29, 2002 and November 4, 2002.

EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                             MATERIAL CHANGE REPORTS

17. Material Change Report of the Registrant relating to the acquisition of Cypress by the Registrant, dated February 16, 2001.


                             MISCELLANEOUS DOCUMENTS

18.      Final Short Form Prospectus of the Registrant, dated June 14, 2001.

19. Underwriting Agreement, dated June 4, 2001, relating to the offering of trust units of the Registrant pursuant to the June 14, 2001 Final Short Form Prospectus of the Registrant.

20.      Final Short Form Prospectus of the Registrant dated November 8, 2001.

21. Underwriting Agreement, dated October 30, 2001, relating to the offering of trust units of the Registrant pursuant to the November 8, 2001 Final Short Form Prospectus of the Registrant.

22.      Final Short Form Prospectus of the Registrant, dated November 5, 2002.

23. Underwriting Agreement, dated October 28, 2002, relating to the offering of trust units of the Registrant pursuant to the November 5, 2002 Final Short Form Prospectus of the Registrant.

24. Certification letter to Securities Commissions with respect to the November 4, 2002 special meeting, dated October 2, 2002

25. Declaration of Trust Fourth Supplemental Amending Agreement, dated July 19, 1999.

26. Declaration of Trust Fifth Supplemental Amending Agreement, dated May 30, 2000.

27. Declaration of Trust Sixth Supplemental Amending Agreement, dated March 1, 2001.

28. Summary of US tax consequences of holding trust units of the Registrant.

29. Reconciliation of Cypress' financial statements to United States GAAP, prepared by the auditors of Cypress.

30.  *   Reserve Appraisal and Economic Analysis prepared by Gilbert Laustsen
         Jung Associated Ltd. Associates Ltd. as at January 1, 2001 in respect of the Registrant's oil and gas properties, dated February 23, 2001.

31.  *   Reserve Appraisal and Economic Analysis prepared by Gilbert Laustsen
         Jung Associates Ltd. as at January 1, 2001 in respect of the oil and gas properties of Cypress, dated May 17, 2001.

EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                                    CONSENTS

32.      Consents of KPMG LLP

33.      Consents of Gilbert Laustsen Jung Associates Ltd.

34.      Consents of Ernst & Young LLP

35.      Consents of PricewaterhouseCoopers LLP


*    To be filed as an amendment.