Form 40-F/A
PRIMEWEST ENERGY TRUST
filed 2002-11-14
CIK 1136201

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A

                          AMENDMENT NO. 1 TO FORM 40-F

         [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE THE SECURITIES EXCHANGE ACT OF 1934

         [_] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended ________ Commission File Number: __________


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

         [_] Annual information form    [_] Audited annual financial statements

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

                          CONSENT TO SERVICE OF PROCESS

         Concurrently with the filing of this Registration Statement on Form 40-F/A, the Registrant is filing with the Commission an Appointment of Agent for Service of Process on Form F-X.

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

Dated:  November 14, 2002

                                   PRIMEWEST ENERGY TRUST


                                   By:  /s/ Dennis G. Feuchuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer

EXHIBIT INDEX


EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------

                                CHARTER DOCUMENTS

1.       Description of the Trust Units


                          ANNUAL AND QUARTERLY REPORTS

2. Fourth Quarter Interim Report of the Registrant for the three months ended December 31, 2000, including management's discussion and analysis relating to the financial statements, dated April 11, 2001.

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

EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                        RENEWAL ANNUAL INFORMATION FORMS

10.  *   Renewal Annual Information Form of the Registrant for the year ended
         December 31, 2000, dated May 14, 2001, including as Schedule A thereto a reconciliation of the Registrant's financial statements to United States generally accepted accounting principles ("GAAP"), prepared by the auditors of the Registrant.

11.  *   Renewal Annual Information Form of the Registrant for the year ended
         December 31, 2001, dated April 29, 2002, including as Schedule A thereto a reconciliation of the Registrant's financial statements to United States GAAP, prepared by the auditors of the Registrant, dated March 1, 2002.


                  NOTICES OF MEETINGS AND INFORMATION CIRCULARS

12.  *   Notice of Meeting and Management Proxy Circular for the annual general and special meeting of the Unitholders held on June 5, 2001, dated April 10, 2001.

13.  *   Notice of Meeting and Management Proxy Circular for the special meeting of the Unitholders held on December 12, 2001, dated November 6, 2001, and Addendum to the Management Information Circular for the special meeting, dated November 9, 2001.

14.  *   Notice of Meeting and Management Proxy Circular for the annual general and special meeting of the Unitholders held on May 21, 2002, dated April 23, 2002.

15.  *   Notice of Meeting and Management Proxy Circular for the special meeting of the Unitholders held on November 4, 2002, dated September 26, 2002.


                                  PRESS RELEASE

16.  *   Press releases of the Registrant dated January 9, 2001, January 17,
         2001, February 8, 2001, February 16, 2001, February 26, 2001, March 1,
         2001, March 5, 2001, March 6, 2001, March 7, 2001, March 19, 2001,
         March 29, 2001, March 30, 2001, April 26, 2001, May 15, 2001, June 1,
         2001, June 13, 2001, June 18, 2001, June 22, 2001, July 17, 2001,
         August 16, 2001, September 19, 2001, October 4, 2001, October 18, 2001,
         October 30, 2001, October 30, 2001, November 15, 2001, November 19, 2001, November 30, 2001, December 4, 2001, December 17, 2001, February 14, 2002, February 27, 2002, March 15, 2002, April 4, 2002, April 9,
         2002, April 17, 2002, May 23, 2002, June 14, 2002, June 25, 2002, July
         15, 2002, August 6, 2002, August 19, 2002, September 17, 2002,
         September 23, 2002, September 26, 2002, October 17, 2002, October 23, 2002, October 28, 2002, October 29, 2002 and November 4, 2002.

EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                             MATERIAL CHANGE REPORTS

17.  *   Material Change Report of the Registrant relating to the acquisition of
         Cypress by the Registrant, dated February 16, 2001.


                             MISCELLANEOUS DOCUMENTS

18.  *   Final Short Form Prospectus of the Registrant, dated June 14, 2001.

19.  *   Underwriting Agreement, dated June 4, 2001, relating to the offering of trust units of the Registrant pursuant to the June 14, 2001 Final Short Form Prospectus of the Registrant.

20.  *   Final Short Form Prospectus of the Registrant dated November 8, 2001.

21.  *   Underwriting Agreement, dated October 30, 2001, relating to the offering of trust units of the Registrant pursuant to the November 8, 2001 Final Short Form Prospectus of the Registrant.

22.  *   Final Short Form Prospectus of the Registrant, dated November 5, 2002.

23.  *   Underwriting Agreement, dated October 28, 2002, relating to the offering of trust units of the Registrant pursuant to the November 5, 2002 Final Short Form Prospectus of the Registrant.

24.  *   Certification letter to Securities Commissions with respect to the
         November 4, 2002 special meeting, dated October 2, 2002

25.  *   Declaration of Trust Fourth Supplemental Amending Agreement, dated July
         19, 1999.

26.  *   Declaration of Trust Fifth Supplemental Amending Agreement, dated May
         30, 2000.

27.  *   Declaration of Trust Sixth Supplemental Amending Agreement, dated March
         1, 2001.

28.  *   Summary of US tax consequences of holding trust units of the
         Registrant.

29.  *   Reconciliation of Cypress' financial statements to United States GAAP, prepared by the auditors of Cypress.

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

EXHIBIT
NUMBER                                  DESCRIPTION
------                                  -----------


                                    CONSENTS

32.  *   Consents of KPMG LLP

33.  *   Consents of Gilbert Laustsen Jung Associates Ltd.

34.  *   Consents of Ernst & Young LLP

35.  *   Consents of PricewaterhouseCoopers LLP



*    Previously filed.