Form 40-F
period 2002-12-31
PRIMEWEST ENERGY TRUST
filed 2003-03-27
CIK 1136201

U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE THE SECURITIES EXCHANGE ACT OF 1934

         [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                       Commission File Number: 333-13238


                             PRIMEWEST ENERGY TRUST
             (Exact name of Registrant as specified in its charter)


         CANADA                         1311                        N/A
(Province or Other              (Primary Standard             (I.R.S. Employer
  Jurisdiction of             Industrial Classification      Identification No.)
Incorporation or Organization)     Code Number)


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

 [X] Annual information form            [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                             38,944,386 Trust Units

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

                  Yes           [X]             No              [_]

                         DOCUMENTS INCLUDED IN THIS FORM

         The following documents are included in the Form:

     NO.          DOCUMENT
     ---          --------

     1 Annual Information Form of the Registrant for the year ended December 31, 2002.

     2 Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2002 including a reconciliation to US GAAP.

     3 Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2002

                             CONTROLS AND PROCEDURES

         Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrants' management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants' disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in the Registrants' internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                   UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed with the Commission a Form F-X in connection with the Trust Units.

                                  EXHIBIT INDEX

         The following exhibits are filed as part of this report.


 EXHIBIT
  NUMBER                        DESCRIPTION
  ------                        -----------


   23.1           Consent of PricewaterhouseCoopers LLP

   23.2           Consent of Ernst & Young LLP

   23.3           Consent of Gilbert Lausten Jung Associates Ltd.

   99.1 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.2 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.3           Summary of US federal income tax considerations

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  March 26, 2003

                                   PRIMEWEST ENERGY TRUST


                                   By:  /s/ Dennis G. Feuchuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer

                                CEO CERTIFICATION



I, Donald A. Garner, certify that:

1.   I have reviewed this annual report on Form 40-F of PrimeWest Energy Trust;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function);

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     c) the Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  March 26, 2003



/s/ Donald A. Garner
-----------------------------
Name:    Donald A. Garner
Title:   President and Chief Executive Officer

                                CFO CERTIFICATION



I, Dennis G. Feuchuk, certify that:

1.   I have reviewed this annual report on Form 40-F of PrimeWest Energy Trust;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function);

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     c) the Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  March 26, 2003



/s/ Dennis G. Feuchuk
-----------------------------
Name:    Dennis G. Feuchuk
Title:   Vice President, Finance and Chief Financial Officer

                                  EXHIBIT INDEX


 EXHIBIT
  NUMBER                        DESCRIPTION
  ------                        -----------

   23.1           Consent of PricewaterhouseCoopers LLP

   23.2           Consent of Ernst & Young LLP

   23.3           Consent of Gilbert Lausten Jung Associates Ltd.

   99.1 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.2 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.3           Summary of US federal income tax considerations

                                                                      DOCUMENT 1
                                                                      ----------



                             PRIMEWEST ENERGY TRUST


                         RENEWAL ANNUAL INFORMATION FORM


                      FOR THE YEAR ENDED DECEMBER 31, 2002





                                 MARCH 14, 2003

                                TABLE OF CONTENTS

ITEM 1:  ORGANIZATION..........................................................1
     Trust Structure...........................................................2
     The Declaration of Trust..................................................2
     Unitholder Rights Plan....................................................6
     Internalization of Management.............................................7
     Decision Making...........................................................8

ITEM 2:  GENERAL DEVELOPMENT OF THE BUSINESS...................................8
     Developments Since Year-End..............................................10

ITEM 3:  NARRATIVE DESCRIPTION OF BUSINESS....................................10

The Business of the Trust.....................................................10
     General..................................................................10
     Operatorship.............................................................11
     Acquisitions.............................................................11
     Risk Management & Marketing..............................................11
     Reserve Continuity.......................................................14
     Drilling Activity........................................................14
     Capital Expenditures.....................................................15
     Exploration and Development..............................................15
     Attributes of the Properties.............................................16
     Oil and Natural Gas Reserves.............................................16
Principal Properties..........................................................21
Unproved Lands................................................................29
Industry Conditions...........................................................30
Risks Related to Our Business.................................................32
Risks Related to the Trust Structure and the Ownership of Trust Units.........40

ITEM 4:  SELECTED CONSOLIDATED FINANCIAL INFORMATION..........................44
Selected Annual Information...................................................44
Selected Quarterly Information................................................44
Selected Financial and Operational Information................................45

ITEM 5:  MANAGEMENT'S DISCUSSION AND ANALYSIS.................................46

ITEM 6:  MARKET FOR SECURITIES................................................46

ITEM 7:  DIRECTORS AND OFFICERS...............................................47
     Directors................................................................47
     Officers.................................................................48
     Employees................................................................49

ITEM 8:  ADDITIONAL INFORMATION...............................................49

GLOSSARY OF ABBREVIATIONS & TERMS.............................................50
     Abbreviations............................................................50
     Definitions..............................................................51

  SCHEDULE A      FINANCIAL STATEMENTS OF CYPRESS ENERGY INC.

                                 NOTE TO READER
                                 --------------

         The Trust Units were consolidated on a one for four basis on August 16, 2002. Except where otherwise indicated, all amounts relating to the Trust Units contained in this Annual Information Form have been adjusted to give effect to that consolidation.

                         ITEM 1: ORGANIZATION

         PrimeWest Energy Trust (the "TRUST") is an open-end investment trust created under the laws of Alberta pursuant to the Declaration of Trust. The undertaking of the Trust is to issue Trust Units to the public and to invest the Trust's funds, directly or indirectly, in petroleum and natural gas properties and assets related thereto. The sole beneficiaries of the Trust are the holders of Trust Units. Computershare Trust Company of Canada is the Trustee of the Trust. The head office and principal place of business of the Trust is 4700, 150
- 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

         PrimeWest Energy Inc. ("PRIMEWEST" or the "OPERATING COMPANY") was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on March 4, 1996 and was amalgamated with PrimeWest Oil and Gas Corp., PrimeWest Royalty Corp. and PrimeWest Resources Ltd. on January 1, 2002 and continued as PrimeWest Energy Inc. PrimeWest was amalgamated with PrimeWest Management Inc. (the "MANAGER") and Delgrae Energy Corporation on November 6, 2002 and continued as PrimeWest Energy Inc. The latter amalgamation was completed as part of the "internalization" of the Manager referred to under "Internalization of Management" below.

         PrimeWest is wholly owned by the Trust. PrimeWest's business is the acquisition, development, exploitation, production and marketing of petroleum and natural gas properties and granting the Royalty to the Trust.

         The principal undertaking of the Trust is to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. One of the Trust's primary assets is the Royalty granted by PrimeWest pursuant to the Royalty Agreement. The Royalty entitles the Trust to receive 99 percent of the net cash flow generated by the petroleum and natural gas interests held from time to time by PrimeWest, after certain costs and deductions. The balance of such net cash flow may be retained by PrimeWest to fund its working capital and other business and operating requirements, or may be passed on to the Trust to support distributions to Unitholders. The Distributable Income resulting from the Royalty and other amounts received by the Trust is then distributed monthly to Unitholders.

         The head, principal and registered office of PrimeWest is 4700, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7.

TRUST STRUCTURE

         The following diagram represents the current structure of the Trust and shows the flow of funds from the petroleum and natural gas properties owned by PrimeWest and the gross overriding royalties owned directly by the Trust, as well as the flow of funds to PrimeWest, and from the Trust to Unitholders:

[GRAPHIC OMITTED]
[CHART]


                        ---------------------------------

                                  Unitholders

                        ---------------------------------
                                                Monthly distributions

                        ---------------------------------

                             PrimeWest Energy Trust

                        ---------------------------------

                        Royalty
                        Debt Service
                        Dividends

                        ---------------------------------

                             PrimeWest Energy Inc.
                              and its subsidiaries
                         (oil & gas properties actively
                       managed to maximize cash flow and
                                 reserve value)

                        ---------------------------------

NOTE:
1. The Trust also directly owns certain gross overriding royalty interests.


THE DECLARATION OF TRUST

         The Declaration of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of business at those meetings, notice provisions, the appointment, resignation and removal of the Trustee and the form of Trust Unit certificates. The Declaration of Trust may be amended from time to time. Substantive amendments to the Declaration of Trust, including extension or early termination of the Trust and the sale or transfer of the property of the Trust as an entirety, or substantially as an entirety, requires approval by special resolution of the Unitholders.

         The following is a summary of certain provisions of the Declaration of Trust. For a complete description of that indenture, reference should be made to the Declaration of Trust, copies of which may be viewed at the offices of, or obtained from, the Trustee.

TRUST UNITS

         An unlimited number of Trust Units may be issued pursuant to the Declaration of Trust, each of which represents an equal fractional undivided beneficial interest in the Trust entitling the holder to receive monthly distributions of Distributable Income.

         All Trust Units share equally in all distributions from the Trust, carry equal voting rights at meetings of Unitholders, and have a right of redemption on terms set out in the Declaration of Trust. No Unitholder is liable to pay any further calls or assessments in respect of the Trust Units other than any instalment payment arrangements that are applicable to an offering of Trust Units in respect of which the Unitholder acquired his Trust Units.

         The Trust Units are not "deposits" within the meaning of the CANADA DEPOSIT INSURANCE CORPORATION ACT (Canada) and are not insured under the provisions of that, or any other, legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

CLASS A EXCHANGEABLE SHARES OF PRIMEWEST

         An unlimited number of Class A Exchangeable Shares may be issued by the Operating Company, each of which entitles the holder to exchange the Class A Exchangeable Share at any time into a number of Trust Units based on an exchange ratio then in effect. The exchange ratio is determined by reference to the distributions paid on Trust Units in a given month and the current market price of the trust units. On December 31, 2002, each Class A Exchangeable Share was exchangeable for 0.37454 Trust Units.

         PrimeWest issued Class A Exchangeable Shares in connection with the acquisitions of the Manager in November 2002, Cypress Energy Inc. in March 2001 and Venator Petroleum Company Ltd. in April 2000. Shareholders of the Manager, Cypress and Venator who received Class A Exchangeable Shares could in certain circumstances defer the tax consequences of that exchange. PrimeWest may issue additional Class A Exchangeable Shares in connection with future acquisitions.

         The Class A Exchangeable Shares provide holders with economic terms and voting rights which are, as nearly as practicable, equivalent to those of Trust Units. The Class A Exchangeable Shares are maintained economically equivalent to the Trust Units by the progressive increase in the exchange ratio, incorporating and reflecting the distributions provided to Unitholders in the right to acquire an ever-increasing number of Trust Units per Class A Exchangeable Share. The Class A Exchangeable Shares are provided equivalent voting rights as Unitholders through a voting trust agreement pursuant to which the holders of Class A Exchangeable Shares can direct a trustee to vote at meetings of Unitholders. The Class A Exchangeable Shares are listed and posted for trading on the TSX under the symbol "PWX".

TRUSTEE

         Computershare is the current trustee of the Trust and also acts as the transfer agent for the Trust Units and the Class A Exchangeable Shares. The Trustee is responsible for, among other things: (a) accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto; (b) maintaining the books and records of the Trust and providing timely reports to holders of Trust Units; and (c) paying cash distributions to Unitholders.

         The Declaration of Trust provides that the Trustee is to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, must exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

         The current term of the Trustee's appointment expires at the conclusion of the 2005 annual meeting of Unitholders. Thereafter, the Trustee will be reappointed or changed every third annual meeting as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may also be removed by a majority vote of the Unitholders in that regard. The Trustee may resign on 60 days' notice to PrimeWest. That resignation or removal becomes effective on the appointment of a successor trustee and the acceptance of that appointment and the assumption of the obligations of the Trustee by that successor trustee.

CASH DISTRIBUTIONS

         Cash distributions of Distributable Income are made on a monthly basis on the Cash Distribution Date following the end of each month, to Unitholders of record on the Record Date in that month.

REDEMPTION RIGHT

         Trust Units are redeemable at any time on demand by the holder thereof upon delivery to the Trust of the certificates representing such Trust Units accompanied by a duly completed and properly executed notice requesting redemption. Upon such receipt of the redemption request, all of the Unitholder's rights to and under the Trust Units tendered for redemption are surrendered and the Unitholder becomes entitled to receive a price per Trust Unit as determined by a market price formula, subject to a monthly aggregate cash cap of up to $100,000. The redemption price payable by the Trust may be satisfied by way of a cash payment, or in certain circumstances, including where such payment would cause the monthly cash cap to be exceeded, by way of an IN SPECIE distribution.

MEETINGS AND VOTING

         Annual meetings of the Unitholders commenced in 1997. Special meetings of Unitholders may be called at any time by the Trustee and will be called by the Trustee on the written request of Unitholders holding in aggregate not less than 20 percent of the Trust Units. Notice of all meetings of Unitholders will be given to Unitholders at least 21 days and not more than 50 days prior to the meeting.

         Unitholders may attend and vote at all meetings of such Unitholders either in person or by proxy and a proxy holder need not be a holder of Trust Units. At least two persons present in person or represented by proxy and representing in the aggregate not less than five percent of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all those meetings. Unitholders are entitled to one vote per Trust Unit.

LIMITATION ON NON-RESIDENT OWNERSHIP

         In order for the Trust to maintain its status as a mutual fund trust under the INCOME TAX ACT (Canada), the Trust must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the INCOME TAX ACT (Canada). Accordingly, the Declaration of Trust provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. If the Trustee becomes aware that the beneficial owners of 49 percent of the Trust Units then outstanding are or may be non-residents or that situation is imminent, the Trustee may make a public announcement in that regard and will not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident. Notwithstanding the foregoing, if the Trustee determines that a majority of the Trust Units are beneficially held by non-residents, the Trustee may send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring those non-resident Unitholders to sell their Trust Units or part of them within a specified period of not less than 60 days. If the non-resident Unitholders receiving that notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within that period, the Trustee may on behalf of those Unitholders sell those Trust Units and, in the interim, will suspend the voting and distribution rights attached to those Trust Units. When that sale by the Trustee occurs, the affected Unitholders will cease to be holders of Trust Units and their rights will be limited to receiving the net proceeds of sale on surrender of the certificates representing those Trust Units.

COMPULSORY ACQUISITION

         The Declaration of Trust provides that if a person within either 120 days of making an offer to purchase all outstanding Trust Units or the time for acceptance provided in that offer (provided that such offer is open for acceptance for a period of not less than 45 days), whichever period is the shorter, acquires not less than 90 percent of the outstanding Trust Units (other than those held by that person and its affiliates), that person may acquire the Trust Units of the Unitholders who did not accept the offer on the same terms as those offered to those Unitholders who accepted the offer.

TERMINATION OF THE TRUST

         The Unitholders may vote to terminate the Trust at any meeting of the Unitholders, provided that the termination must be approved by special resolution of the Unitholders.

         Unless the Trust is terminated or extended by vote of the Unitholders earlier, the Trustee will commence to wind-up the affairs of the Trust on December 31, 2095. In the event that the Trust is wound-up, the Trustee will liquidate all the assets of the Trust, pay, retire, discharge or make provision for some or all obligations of the Trust and then distribute the remaining proceeds of the liquidation to Unitholders.

UNITHOLDER RIGHTS PLAN

         On March 31, 1999, PrimeWest announced that it had adopted a Unitholder Rights Plan. The Rights Plan was approved by Unitholders at the special and annual general meeting of the Unitholders held on May 18, 1999. The Unitholders reconfirmed the Rights Plan at the special and annual general meeting of the Unitholders held on May 21, 2002. The Rights Plan will expire on the date of PrimeWest's Annual general meeting in 2005 unless the Unitholders reconfirm the Rights Plan at that meeting.

         Under the terms of the Rights Plan, a prospective bidder would be encouraged to negotiate the terms of a bid with the board of directors of PrimeWest, or to make a "permitted bid", not requiring the approval of the board of directors of PrimeWest but having terms and conditions designed to provide the board of directors of PrimeWest with sufficient time to properly evaluate a take-over bid and its effects, and to seek alternative bidders or to explore other ways of maximizing Unitholder value in the event of an unsolicited take-over bid.

         If a Person acquires more than 20 percent of the Trust Units other than by way of a permitted bid, other Unitholders may, at the discretion of the board of directors of PrimeWest, acquire a number of Trust Units at 50 percent of the then prevailing market price, so as to cause significant dilution to the acquiring Person.

         The Rights Plan provides that a permitted bid is a take-over bid meeting the following requirements:

         (a)      The bid must be made to all Unitholders;

         (b) The bid must be open for a minimum of 45 days following the date of the bid, and no Trust Units may be taken up prior to such time;

         (c) Take-up and payment of Trust Units may not occur unless the bid is accepted by Unitholders holding more than 50 percent of the outstanding Trust Units, excluding Trust Units held by the bidder and its associates;

         (d) Trust Units may be deposited to or withdrawn from the bid at any time prior to the take-up date; and

         (e) If the bid is accepted by Unitholders holding the requisite percentage of Trust Units, the bidder must extend the bid for an additional ten business days to permit other Unitholders to tender into the bid, should they so wish.

INTERNALIZATION OF MANAGEMENT

         On September 26, 2002, the Trust announced the planned elimination, effective October 1, 2002, of its external management structure and all related management, acquisition and disposition fees, as well as the acquisition of the right to mandatory quarterly dividends commonly referred to as the "1% retained royalty". The transaction was completed on November 6, 2002.

         The transaction resulted in the elimination of a 2.5% management fee on net production revenue, quarterly incentive payments payable in the form of Trust Units, a 1.5% acquisition fee and a 1.25% disposition fee, which resulted in payments to the Manager in 2001 totalling $21.3 million. In addition, the amount of the 1% retained royalty paid in 2001 was $3.4 million.

         The internalization transaction was achieved through the purchase by PrimeWest of all of the issued and outstanding shares of the Manager for a total consideration of approximately $26.3 million comprised of a cash payment of $13.2 million and the issuance of Class A Exchangeable Shares exchangeable, based on an agreed initial exchange ratio, for approximately 491,000 Trust Units and valued at approximately $13.1 million based on the closing price of the Trust Units on the TSX on September 26, 2002. In addition, PrimeWest agreed to issue Class A Exchangeable Shares valued at $1.5 million to certain senior managers other than Kent J. MacIntyre (then the Chief Executive Officer of PrimeWest and the Manager) to terminate a management incentive program of the Manager and created a special executive retention plan for those senior managers which provides for long term incentive bonuses in the form of Class A Exchangeable Shares valued, in the aggregate, at $3.5 million. Class A Exchangeable Shares will be issued pursuant to the retention plan on each of the second, third, fourth and fifth anniversaries of the completion of the internalization transaction. The cash component of the purchase price for the shares of the Manager was funded using PrimeWest's then existing credit facility.

         The total consideration payable for the shares of the Manager, in the opinion of the independent directors of PrimeWest, represented a reasonable payment (i) in lieu of fees that would have been payable by PrimeWest to the Manager during the remainder of the initial term of the management agreement among the Trust, PrimeWest and the Manager to October 15, 2003, including management fees, quarterly incentive payments and acquisition and disposition fees, (ii) for the shares of PrimeWest held by the Manager, the holder of which shares is entitled to approximately 1% of net production revenue for the remaining life of the oil and natural gas reserves of PrimeWest, and (iii) for the benefits accruing to Unitholders through continuity of management.

         The internalization transaction included the continued commitment of the senior management team at PrimeWest.

DECISION MAKING

         Unitholders are entitled to direct the election of directors of PrimeWest, the approval of the financial statements of PrimeWest, and the appointment of its auditors and other matters relating to the business and affairs of PrimeWest and the Trust.

         The board of directors of PrimeWest is responsible for making significant decisions with respect to PrimeWest, including all decisions relating to, among other things: (a) the acquisition and disposition of significant petroleum and natural gas properties; (b) the approval of capital expenditure budgets; (c) the approval of risk management activities; and (d) the establishment of credit facilities. In addition, the Trustee has delegated certain matters regarding the Trust to PrimeWest, including all decisions relating to (i) issuances of Trust Units, (ii) the determination of the amount of distributions to be made by the Trust, (iii) approvals required with regard to any proposed amendment to the Declaration of Trust or the royalty agreement and other aspects respecting the relationship between the Trust and PrimeWest, and (iv) responding to unsolicited take-over or merger proposals. The board of directors of PrimeWest holds regularly scheduled meetings to review the business and affairs of PrimeWest and the Trust.

                  ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

         On October 16, 1996, the Trust completed an initial public offering of 24,900,000 Trust Units (before giving effect to the Consolidation) on an instalment receipt basis of $6.00 payable on October 16, 1996 and $4.00 payable one year later, for total gross proceeds of $249,000,000. The Trust used the net proceeds of that offering, plus the assignment of the right to be paid the final instalment of $4.00 per Trust Unit, to purchase the Royalty from PrimeWest. PrimeWest used the net proceeds from the sale of the Royalty to the Trust and debt to acquire certain oil and gas properties.

         Since its inception, PrimeWest has been an active acquiror of crude oil and natural gas properties in the Western Canadian Sedimentary Basin. Many of those acquisitions were financed, directly or indirectly, through the issuance of Trust Units and what are now Class A Exchangeable Shares. The following tables summarize the more significant acquisitions and equity financings completed by PrimeWest since January 1, 2000.

                                  ACQUISITIONS

                        COMPANY/PROPERTIES                   AGGREGATE PURCHASE           ESTABLISHED RESERVES AND
        DATE                 ACQUIRED                         PRICE (CURRENCY)              PRODUCTION ACQUIRED
        ----                 --------                         ----------------              -------------------
     April 2000        Venator Petroleum Company Ltd.  $32.5 million (cash and                   3.0 mmboe
                                                       exchangeable shares)                     1,500 boe/d

      July 2000            Reserve Royalty Corp.       $84.0 million (cash and Trust             6.1 mmboe
                                                       Units)                                   1,700 boe/d

     March 2001             Cypress Energy Inc.        $820.8 million (cash, Trust               57.5 mmboe
                                                       Units and exchangeable shares)           15,000 boe/d

    December 2002              Caroline/Ells           $45.6 million (cash)                      5.7 mmboe
                                                                                                1,550 boe/d

    January 2003               Caroline/Peace          $206.1 million (cash)                     17.6 mmboe

                                 River Arch                                                     6,800 boe/d


                                PUBLIC OFFERINGS

                                       NO. OF TRUST
     DATE                              UNITS ISSUED             PRICE PER TRUST UNIT            GROSS PROCEEDS
     ----                              ------------             --------------------            --------------
September 2000                         1,207,500(1)                   $33.40(1)                    $40.3 million

June 2001                              2,472,500(1)                    38.40(1)                     94.9 million

November 2001                          2,475,000(1)                    28.40(1)                     70.3 million

November 2002                            4,200,000                     26.20                       110.0 million

February 2003                            6,000,000                     25.75                       154.5 million

NOTE:

1.   Adjusted to give effect to the Consolidation completed on August 16, 2002.

         Other significant developments since January 1, 2000 include the following:

o In the second half of 2001, in a number of separate transactions, PrimeWest disposed of several properties for total proceeds of approximately $78.2 million. These proceeds were applied to reduce outstanding debt.

o On November 19, 2002, the Trust Units were listed for trading on the New York Stock Exchange under the symbol "PWI".

o On December 23, 2002, the Board of Directors of PrimeWest confirmed the succession of Donald A. Garner to the position of President and Chief Executive Officer, effective January 2, 2003. Kent MacIntyre, the founder of PrimeWest, resigned as Vice-chairman and Chief Executive Officer of PrimeWest effective January 2, 2003, but will remain a member of the Board of Directors of PrimeWest. The Board also appointed Tim Granger, PrimeWest's Vice-president, Operations and Development, as Chief Operating Officer.

DEVELOPMENTS SINCE YEAR-END

         On January 8, 2003, PrimeWest announced the appointment of W. Glen Russell as an independent member of the Board of Directors.

         On January 23, 2003, a wholly owned subsidiary of PrimeWest acquired all of the issued and outstanding shares of two private Canadian exploration and production companies for an aggregate purchase price of $206.1 million, net of adjustments (including working capital), payable in cash. Of the purchase price, $191.1 million is attributed by PrimeWest to oil and gas reserves and $15 million is attributed by PrimeWest to certain natural gas processing and midstream assets. The transaction added approximately 17.6 mmboe of Established Reserves, as at July 1, 2002, and approximately 6,800 boe per day of current production. That production is weighted 83% to natural gas and the properties are located primarily in the Caroline and Peace River Arch areas of Alberta.

         On February 13, 2003, the Trust closed the issue of 6 million Trust Units at a price of $25.75 per Trust Unit. The issue was done on a bought-deal basis for gross proceeds of $154.5 million.

                   ITEM 3: NARRATIVE DESCRIPTION OF BUSINESS

                            THE BUSINESS OF THE TRUST

GENERAL

         The undertaking of the Trust is to directly and indirectly acquire and hold petroleum and natural gas properties and to distribute the Distributable Income generated therefrom to Unitholders. It is therefore the mandate of PrimeWest to continue to source and acquire petroleum and natural gas properties both for and on behalf of itself and the Trust, and to enhance the production from both acquired and existing properties in order to increase the amount of Distributable Income distributed to Unitholders.

OPERATORSHIP

         PrimeWest believes that although operatorship of the properties generally involves higher General and Administrative Costs than would be required for non-operated properties, those higher costs will generally result in more opportunities to enhance value to Unitholders through production enhancement, control of facilities and increased access to acquisition opportunities in core areas.

         Currently, PrimeWest operates properties representing approximately 80% of the aggregate daily production.

ACQUISITIONS

         Unless PrimeWest and the Trust are able to acquire additional petroleum and natural gas reserves or increase reserves through development activities, production from the currently held properties will continually decline. PrimeWest continually reviews opportunities for the acquisition of producing oil and natural gas properties. When considering the acquisition of any petroleum and natural gas producing property, PrimeWest focuses on long-life properties, with low reservoir risk, that may be operated by either PrimeWest or other acceptable operators and that have the potential to increase Distributable Income and enhance the Trust's value through exploitation of those properties. See "Management Policies and Acquisition Strategy".

RISK MANAGEMENT & MARKETING

         Prices received for production and associated operating expenses are impacted in varying degrees by factors outside the Trust's control. These include but are not limited to:

         (a) World market forces, including the ability of OPEC to set and maintain production levels and prices for crude oil;

         (b) Potential conditions, including the risk of hostilities in the Middle East;

         (c) Increases or decreases in crude-oil quality differentials, and their implications for prices received by PrimeWest on the portion of oil production that is medium gravity crude;

         (d) To the extent that crude oil prices received by PrimeWest are referenced to WTI oil, which is denominated in U.S. dollars, prices and revenue streams are impacted by changes in value between the Canadian and U.S. dollars.

         (e) North American market forces, most notably shifts in the balance between supply and demand for natural gas and the implications for the price of natural gas;

         (f)      Global and domestic economic and weather conditions;

         (g)      Price and availability of alternative fuels; and

         (h) The effect of energy conservation measures and government regulations.

         Fluctuations in commodity prices, quality differentials and foreign exchange and interest rates, among other factors, are outside the control of PrimeWest and yet can have a significant impact on the level of cash available for distribution to Unitholders. To mitigate a portion of these risks, PrimeWest actively initiates, manages and discloses the effects of hedging activities. PrimeWest evaluates these activities against criteria established under a commodity risk-assessment and management program, which is regularly reviewed by the board of directors of PrimeWest.

         As part of PrimeWest's risk-management strategy in 2002, 69% of full-year crude oil production (2001 - 84%) and 71% of full-year natural gas production (2001 - 78%) was hedged, net of royalties. Strategies utilized included both physical and financial instruments with the primary objective of enhancing the stability of cash distributions. No electrical power requirements were hedged in 2002.

         The gas hedging instruments are floors, swaps, costless collars, 3-way deals and swaptions. Costless collars involve the simultaneous purchase of a put option and sale of a call option at no cost. 3-way deals are the simultaneous purchase of a near the money put option and the sale of both an out of the money put and an out of the money call all at no cost. Swaptions give PrimeWest the future right to enter into swap transactions for fixed prices and terms. The oil hedging instruments consist of floors, swaps, costless collars and calls.

         As at February 28, 2003:

         (a) PrimeWest employed hedging structures using swaps and option-based instruments on approximately 51% of anticipated crude oil production, net of royalties, for 2003 and on none of its anticipated crude oil production, net of royalties, for 2004;

         (b) PrimeWest employed hedging structures using swaps and option-based instruments on approximately 57% of anticipated natural gas production, net of royalties, for 2003 and on approximately 12% of anticipated natural gas production, net of royalties, for 2004;

         (c) PrimeWest employed hedging structures using heat rate instruments (involving the exchange of natural gas production for electrical power) on approximately 42% of anticipated electrical power requirements for 2003 and on approximately 28% of anticipated electrical power requirements for 2004; and

         (d) all 2003 and 2004 hedging contracts mark-to-market represented a net loss of $54.5 million, as compared to a net loss of $13.6 million as at December 31, 2002.

         Beyond the hedging strategy, PrimeWest also mitigates risk by having a well diversified marketing portfolio for natural gas and by transacting with a number of counterparties to limit exposure to any one counterparty. Approximately 30% of natural gas production is sold to aggregators and approximately 70% of production is sold into the Alberta short-and long-term markets. The contracts that PrimeWest has with aggregators vary in length. They have a blend of domestic and U.S. markets, with fixed and floating prices, which provide price diversification to our revenue stream.

         In addition to these noted risk-management practices, while PrimeWest's portfolio of assets is weighted to natural gas, a significant portion of the portfolio consists of crude oil and NGLs reserves. Because oil and gas price cycles do not necessarily coincide, such a balance often provides a natural mitigation of price risk.

         For 2002, PrimeWest's commodity mix was approximately 38% oil and NGLs and 62% natural gas, compared to approximately 41% oil and NGLs and 59% natural gas in 2001. PrimeWest realized hedge gains of $28 million in 2002 and $39 million in 2001.

IMPACT OF ENVIRONMENTAL PROTECTION REQUIREMENTS

         PrimeWest carries out its activities and operations in compliance with all relevant and applicable environmental regulations and good industry practice. At present, PrimeWest believes that it meets all existing environmental standards and regulations. PrimeWest has created a segregated fund devoted to funding future costs for well abandonment and site cleanup. In 2002, PrimeWest contributed $0.37 per boe of production, totalling $4.1 million paid into this fund, while $3.9 million was paid out for active projects completed, leaving a balance of $0.01 million at the end of the year. The 2003 contribution rate has been set at $0.50 per boe, which is expected to be sufficient to meet the future funding requirements. In addition, PrimeWest records a provision for site reclamation and abandonment based on cost estimates made by both PrimeWest and external engineers. The provision for 2002 was $4.0 million compared to $3.5 million in 2001 and is charged to depletion, depreciation and amorization on a unit of production basis. Expenditures for environmental matters or site restoration are not reported as part of the development capital. Since the environmental standards and regulations to which PrimeWest is subject apply to all participants in the oil and gas industry, it is not anticipated that PrimeWest's competitive position within the industry will be adversely affected.

RESERVE CONTINUITY

         Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants, has evaluated the crude oil, natural gas, natural gas liquids and sulphur reserves of PrimeWest and the Trust since their inception in 1996. Gilbert Laustsen Jung Associates Ltd. has prepared the Gilbert Report evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to properties owned by PrimeWest and the Trust as at January 1, 2003. The following table sets forth the reconciliation of the reserves of PrimeWest and the Trust for the year ended December 31, 2002, using escalated price and cost estimates derived from the Gilbert Report.

                                                                                                                   ESTABLISHED
                               CRUDE OIL              NATURAL GAS               NGLS                  TOTAL         RESERVES
                                (mbbls)                 (mmcf)                 (mmbls)                (mboe)         (mboe)
                           -------------------    -------------------    -------------------    ------------------   -----
                           PROVED  PROBABLE(1)    PROVED  PROBABLE(1)    PROVED  PROBABLE(1)    PROVED PROBABLE(1)
                           ------  -----------    ------  -----------    ------  -----------    ------------------
As at January 1, 2002      24,719     7,651     349,310    128,800     7,830      3,432        90,767    32,551      107,043

Additions,
Extensions                    129       (16)     27,035        810       106         33         1,047       153        1,123
   Discoveries                 53       120       4,875     23,190       690        642         5,249     4,627        7,562

Acquisitions                  373       128      23,840      4,940       862        125         5,208     1,075        5,746

Divestments                  (512)     (242)     (6,710)    (2,180)     (158)       (55)       (1,789)     (660)      (2,119)

Revision                       27    (1,554)     (7,440)   (17,560)     (138)      (697)       (1,351)   (5,177)      (3,940)

2002 Production            (3,372)              (41,440)                (741)                 (11,020)               (11,020)
                           ------    ------     -------    -------     -----      -----       -------    ------      -------
As at January 1, 2003      21,417     6,087     349,470    138,000     8,451      3,480        88,111    32,569      104,395
                           ======    ======     =======    =======     =====      =====        ======    ======      =======

NOTES:
1. No discount factor has been applied to the Probable Reserves to account for the risk associated with the probability of obtaining production from such reserves.

2. Established Reserves are the sum of Proved Reserves and 50 percent of Probable Reserves.

3. All technical revisions on acquired reserves are included in revisions category.


DRILLING ACTIVITY

         During the Trust's last two financial years, PrimeWest drilled or participated in the drilling of the following wells:

                             YEAR ENDED                         YEAR ENDED
                         DECEMBER 31, 2002                   DECEMBER 31, 2001
                  --------------------------------- ------------------------------------
                     Gross               Net               Gross              Net
                  -------------     ---------------    --------------    ---------------
Natural Gas           55                  33.8              45                22.49
Crude Oil              1                   0.3              30                24.06
Dry                    9                   6.5               7                 4.50
                  -------------     ---------------    --------------    ---------------
Total                 65                  40.6              82                51.05
                  =============     ===============    ==============    ===============

CAPITAL EXPENDITURES

         The ongoing capital expenditures of PrimeWest are financed through the issuance of additional Trust Units, bank borrowing and undistributed net cash flow. The following table summarizes PrimeWest's capital expenditures in the categories and for the periods indicated.

                                                                 2002
                                        --------------------------------------------------------
 ($ 000'S)                                 FIRST    SECOND       THIRD    FOURTH     TOTAL FOR
                                          QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                          -------    -------    -------    -------      ----
 Development drilling and completions       $15,337      $207     $12,052    $14,369    $41,965
 Plant and facilities                         8,002     6,329       3,377      3,474     21,182
 Office and other expenditures                1,128     1,187       1,337      2,256      5,908
                                           --------  --------    --------   --------   --------
                                             24,467     7,723      16,766     20,099     69,055

 Acquisitions                                   291     1,089      25,062     33,164     59,606
                                           --------  --------    --------   --------   --------
 Total capital expenditures                  24,758     8,812      41,828     53,263    128,661

 Property dispositions                       (2,066)     (781)       (873)      (809)    (4,529)
                                           --------  --------    --------   --------   --------
 Net capital expenditures                   $22,692    $8,031     $40,955    $52,454   $124,132
                                           ========  ========    ========   ========   ========

                                                                 2001
                                        --------------------------------------------------------
 ($ 000'S)                                 FIRST    SECOND       THIRD    FOURTH     TOTAL FOR
                                          QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                          -------    -------    -------    -------      ----
 Development drilling and completions        $5,748   $11,802     $18,194    $22,901    $58,645
 Plant and facilities                           449     4,330       6,414     10,609     21,802
 Office and other expenditures                  666       575         609      1,607      3,457
                                           --------  --------    --------   --------   --------
                                              6,863    16,707      25,217     35,117     83,904

 Acquisitions                               767,569     4,713       2,894     47,422    822,598
                                           --------  --------    --------   --------   --------
 Total capital expenditures                 774,432    21,420      28,111     82,539    906,502

 Property dispositions                       (3,333)   (2,185)    (23,447)   (49,179)   (78,144)
                                           --------  --------    --------   --------   --------
 Net capital expenditures                  $771,099   $19,235      $4,664    $33,360   $828,358
                                           ========  ========    ========   ========   ========


EXPLORATION AND DEVELOPMENT

         The primary focus of PrimeWest is to pursue growth opportunities through the development of existing reserves, the monetization of PrimeWest's exploratory lands and the acquisition of new properties. High risk exploration plays, as well as PrimeWest's undeveloped acreage, will continue to be farmed out, sold, or exchanged for producing properties with upside potential. Development efforts will be concentrated on optimizing production from existing and new reserves, and developing new properties in a cost effective manner. PrimeWest will continue its ongoing property rationalization program and any sales proceeds may be used to acquire interests in core areas or new prospects with exploitation opportunities.

ATTRIBUTES OF THE PROPERTIES

         The properties of PrimeWest and the Trust include interests in both unitized and non-unitized oil and natural gas production from several major oil and natural gas fields. The following characteristics, as at December 31, 2002, make the properties suitable for a conventional crude oil and natural gas royalty trust structure:

         (a) LONG LIFE RESERVES: The properties contain long life, low decline rate reserves that have an Established Reserve Life Index of approximately 10 years;

         (b) OPERATED PROPERTIES: Approximately 80% of the total production from the properties is operated by PrimeWest. In respect of these operated properties, PrimeWest is able to exercise management and operating influence to maximize value for the benefit of the Trust;

         (c) NATURAL GAS WEIGHTED PORTFOLIO: For the year ended December 31, 2002 production from the properties is approximately 38 percent crude oil and natural gas liquids and 62 percent natural gas, on a barrel-of-oil-equivalent basis. As at January 1, 2003, Established Reserves for the properties are approximately 34 percent crude oil and natural gas liquids and 66 percent natural gas on a barrel-of-oil-equivalent basis. Crude oil reserves are predominantly light-gravity oil, averaging 31 degree API;

         (d) CONCENTRATED PORTFOLIO: While the properties are diversified from a geological and geographic perspective, PrimeWest generally has the largest working interest in these properties; and

         (e) UPSIDE POTENTIAL: Additional opportunities to enhance the value of the properties have been identified by PrimeWest. These opportunities may not have been included in the valuations provided in the Gilbert Report.

OIL AND NATURAL GAS RESERVES

         Gilbert has prepared the Gilbert Report evaluating the properties as at January 1, 2003. The Gilbert Report evaluates the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to the properties prior to provision for income taxes, interest costs, general and administrative expenses and management fees, but after providing for estimated royalties, operating costs, other income, future capital expenditures and facility site restoration, well abandonment and well-site restoration costs. Probable additional reserves and the present worth of those reserves as set forth in the tables below have been reduced by 50 percent to reflect the degree of risk associated with recovery of those reserves. It should not be assumed that the discounted future net cash flows estimated by Gilbert represent the fair market value of these reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following these tables.

                                        PETROLEUM AND NATURAL GAS RESERVES AND PRE-TAX NET CASH FLOWS
                                                       ESCALATING COST AND PRICE CASE
                                    COMPANY INTEREST RESERVES                    ESTIMATED PRESENT WORTH OF FUTURE
                                                                                PRE-TAX NET CASH FLOWS ($MILLIONS)
                       ----------------------------------------------------- ------------------------------------------
                        CRUDE OIL AND
                         NATURAL GAS       NATURAL GAS         SULPHUR
                       LIQUIDS (mmbbls)       (bcf)             (mlt)                             DISCOUNTED AT
                       ----------------- ----------------- -----------------                ---------------------------
                       GROSS     NET     GROSS      NET     GROSS     NET    UNDISCOUNTED     10%      15%       20%
                      --------  -------  -------  -------- -------- -------- -------------- --------  -------  --------
 Proved
    Producing......      26.9     22.9      287       228      588      492          1,254      705      595       521
    Non-Producing..       2.9      2.3       62        49       96       80            224      111       88        73
                      --------  -------  -------  -------- -------- -------- -------------- --------  -------  --------
 Total Proved......      29.8     25.2      349       277      684      572          1,478      816      683       594
 Risked Probable...       4.9      3.9       69        55      128      108            297      107       79        61
                      --------  -------  -------  -------- -------- -------- -------------- --------  -------  --------
 Established.......      34.7     29.1      418       332      812      680          1,775      923      762       655
                      ========  =======  =======  ======== ======== ======== ============== ========  =======  ========

                                        PETROLEUM AND NATURAL GAS RESERVES AND PRE-TAX NET CASH FLOWS
                                                        CONSTANT COST AND PRICE CASE
                                    COMPANY INTEREST RESERVES                    ESTIMATED PRESENT WORTH OF FUTURE
                                                                                PRE-TAX NET CASH FLOWS ($MILLIONS)
                       ----------------------------------------------------- ------------------------------------------
                        CRUDE OIL AND
                         NATURAL GAS       NATURAL GAS         SULPHUR
                       LIQUIDS (mmbbls)       (bcf)             (mlt)                             DISCOUNTED AT
                       ----------------- ----------------- -----------------                ---------------------------
                       GROSS     NET     GROSS      NET     GROSS     NET    UNDISCOUNTED     10%      15%       20%
                      --------  -------  -------  -------- -------- -------- -------------- --------  -------  --------
 Proved
    Producing......      28.0     23.7      289       230      591      495          1,773      999      838       728
    Non-Producing..       2.8      2.3       63        49       96       80            302      156      125       103
                      --------  -------  -------  -------- -------- -------- -------------- --------  -------  --------
 Total Proved......      30.8     26.0      352       279      687      575          2,075    1,155      963       831
 Risked Probable...       5.0      4.0       69        55      128      108            385      148      109        86
                      --------  -------  -------  -------- -------- -------- -------------- --------  -------  --------
 Established.......      35.8     30.0      421       334      815      683          2,460    1,303    1,072       917
                      ========  =======  =======  ======== ======== ======== ============== ========  =======  ========

NOTES:
1.   The following definitions have been used in the Gilbert Report:

         (a) "Proved Reserves" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions, in the case of constant price and cost analyses, and anticipated economic conditions in the case of escalated cost and price analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

         (b) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category, which can be realistically estimated for the pool on the basis of enhanced recovery processes, which can be reasonably expected to be instituted in the future.

         (c) "Established Reserves" means those reserves estimated as Proved Reserves plus a portion of the Probable additional reserves, reduced to reflect the risks associated with recovery of those reserves. In the Gilbert Report, Established Reserves have been determined as the sum of 50 percent of Probable Reserves and 100 percent of Proved Reserves.

         (d) "Producing Reserves" means those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow to install those facilities. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

         (e) "Non-Producing Reserves" means those reserves that are not classified as producing.

         (f) "Gross Reserves" means the total remaining recoverable reserves associated with the acreage of interest.

         (g) "Company Interest Gross Reserves" means the remaining reserves applicable to the properties, before deduction of any royalties.

         (h) "Company Interest Net Reserves" means the gross remaining reserves applicable to the properties, less all royalties (but not the Royalty to the Trust) and interests owned by others.

2. The Gilbert Report, the present worth values and quantities of Probable Reserves reported in the Established Reserves category have been reduced by 50 percent to reflect the degree of risk associated with the recovery of those reserves.

3. All natural gas reserve values are reserves remaining after deducting surface losses due to processing shrinkage and raw gas used as lease fuel.

4. The $US/$Cdn exchange rate is assumed in the Gilbert Report to be $0.6410 in 2003 and $0.6467 in 2004, $0.6500 in 2005, $0.6533 in 2006, and 0.6567
     in 2007.

5. The Gilbert Report estimates total capital expenditures (net to PrimeWest) to achieve the estimated future pre-tax net cash flows from the Established Reserves based on escalating cost and price assumptions to be $95.1 million ($65.3 million if discounted by 12 percent per annum) with $21.6 million, $23.5 million and $11.0 million of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves based on constant cost and price assumptions are $92.7 million ($63.5 million if discounted by 12 percent per annum) with $21.6 million, $23.1 million and $10.7 million of these capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively.

6. The Gilbert Report estimates total capital expenditures (net to PrimeWest) to achieve the estimated future pre-tax net cash flows from the Total Proved Reserves based on escalating cost and price assumptions to be $76.6 million ($50.4 million if discounted by 12 percent per annum) with $15.5 million, $16.3 million and $7.9 million of those capital expenditures estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Total Proved Reserves based on constant cost and price assumptions are $73.4 million ($48.7 million if discounted by 12 percent per annum) with $15.5 million, $16.0 million and $7.7 million of these capital expenditures estimated for the calendar years 2003, 2004 and 2005, respectively.

7. The extent and character of the interests of PrimeWest and the Trust evaluated in the Gilbert Report and all factual data supplied to Gilbert were accepted by Gilbert as represented. The crude oil and natural gas reserve calculations and any projections on which the Gilbert Report is based were determined in accordance with generally accepted petroleum engineering evaluation practices.

8. The constant cost and price evaluation was based on December 31, 2002 reference prices. The prices shown below incorporate oil quality and heating value adjustments, as well as transportation adjustments to a property level:

         AVERAGE FIRST YEAR UNIT VALUES                              (Cdn.$)
         ------------------------------                              -------

        Crude Oil.................................................$43.69 per bbl
        Condensate................................................$48.00 per bbl
        Propane...................................................$32.75 per bbl
        Butane....................................................$35.56 per bbl
        Ethane....................................................$18.40 per bbl
        Natural Gas................................................$5.85 per mcf
        Sulphur.....................................................$9.94 per lt


     Operating and capital costs were not escalated in the constant cost and price evaluation.


9. In respect of the escalated cost and price valuation for the Gilbert Report, average yearly general product prices, which are referred to in these reports as the industry consensus as at January 1, 2003 for natural gas, crude oil, natural gas liquids and sulphur, are outlined in the following table. The figures in the following table were calculated as of that date as the arithmetic average of the then current price forecasts of Gilbert, Sproule Associates Limited, and McDaniel & Associates Consultants Ltd.

                        Consultant's Average (Escalated)


                LIGHT CRUDE OIL        NATURAL GAS LIQUIDS AT EDMONTON                NATURAL GAS
            ------------------------   -------------------------------   -----------------------------------
                                                                                       ALBERTA
               WTI       EDMONTON                                                        SPOT
             CUSHING     PAR PRICE                           PENTANES    HENRY HUB     AECO-C      BC DIRECT
            OKLAHOMA*  40 Degree API   PROPANE     BUTANE     PLUS         $US/        $Cdn./       $Cdn./      SULPHUR
             $US/bbl       $/bbl       $/bbl        $/bbl      $/bbl       MMBTU        MMBTU        MMBTU        $/lt
             -------       -----       -----        -----      -----       -----        -----        -----        ----
2003......     25.83         38.84      23.46        25.90      39.49        4.22         5.61         5.46        7.75
2004......     23.20         34.41      20.82        22.42      34.85        3.89         5.13         5.03        8.56
2005......     21.84         32.14      19.85        21.04      32.57        3.61         4.76         4.66        9.40
2006......     21.92         32.09      19.89        21.02      32.52        3.54         4.70         4.59       15.85
2007......     22.28         32.53      20.10        21.29      32.97        3.60         4.76         4.65       19.21
2008......     22.72         33.11      20.41        21.74      33.55        3.65         4.79         4.70       20.08
2009......     23.09         33.89      20.96        22.28      34.35        3.71         4.89         4.79       20.95
2010......     23.45         34.48      21.28        22.73      34.93        3.79         4.97         4.87       21.83
2011......     23.82         35.06      21.63        23.15      35.52        3.85         5.05         4.95       22.95
2012......     24.27         35.65      21.99        23.60      36.12        3.91         5.15         5.05       23.83
2013......     24.64         36.28      22.43        24.06      36.75        3.97         5.23         5.13       24.71
2014......     25.01         36.87      22.76        24.43      37.35        4.03         5.33         5.21       25.09
2015......     25.39         37.47      23.11        24.77      37.95        4.09         5.42         5.29       25.47
2016......     25.76         38.06      23.44        25.14      38.55        4.15         5.52         5.38       25.85
2017......     26.17         38.69      23.80        25.52      39.18        4.22         5.62         5.48       26.24
2018......     26.61         39.34      24.20        25.95      39.83        4.29         5.72         5.57       26.68
2019......     27.05         39.99      24.60        26.38      40.50        4.36         5.82         5.66       27.12
Thereafter      1.00%         1.00%      1.00%        1.00%      1.00%       1.00%        1.00%        1.00%       1.00%

NOTES:
1. Operating and capital costs have been escalated at 1.67 percent annually for 16 years and 1 percent thereafter.

2.   Price forecasts used to generate the above price projections:
         Gilbert Laustsen Jung Associates Ltd. - Effective January 1, 2003 Sproule Associates Limited - Effective January 1, 2003
         McDaniel & Associates Consultants Ltd. - Effective January 1, 2003

                        ESTIMATED PRE-TAX NET CASH FLOWS
                     ESTABLISHED RESERVES OF THE PROPERTIES
              ESCALATING COST AND PRICE CASE (CONSULTANT'S AVERAGE)
                        ($millions except for production)

                                                 NET
                                               REVENUE   ALBERTA                                                   NET CASH
                          COMPANY               AFTER    ROYALTY                                        NET      FLOW BEFORE
               ANNUAL    INTEREST   ROYALTY    ROYALTY     TAX    OPERATING   OTHER NET  ABANDONMENT  CAPITAL      INCOME
             PRODUCTION  REVENUE(1) BURDENS(2) BURDENS   CREDIT  EXPENSES(3)  INCOME(4)    COSTS     INVESTMENT  TAXES(5)(6)
             ----------  ---------- ---------- -------   ------  -----------  ---------    -----     ----------  -----------
               (mboe)       (MM$)     (MM$)    (MM$)      (MM$)      (MM$)      (MM$)       (MM$)        (MM$)       (MM$)
2003......     10,862       358.1     74.3     283.7       0.5       57.2        4.2         3.3         21.6       206.5
2004......     10,203       304.7     61.3     243.4       0.5       56.4        5.1         4.0         23.5       165.1
2005......      9,074       251.3     48.6     202.8       0.5       53.1        5.1         4.0         11.0       140.3
2006......      7,958       218.7     40.8     177.9       0.5       49.6        4.7         3.5          6.7       123.3
2007......      6,942       193.3     34.9     158.4       0.5       46.7        4.4         3.7          4.1       108.8
2008......      6,044       170.5     30.0     140.5       0.5       44.0        4.0         1.6          3.9        95.3
2009......      5,267       152.2     26.1     126.1       0.5       40.6        3.6         2.3          2.2        85.0
2010......      4,631       136.2     23.0     113.2       0.4       37.3        3.2         2.4          3.1        74.0
2011......      4,036       121.1     20.1     101.0       0.4       33.4        2.9         1.2          3.2        66.4
2012......      3,591       109.9     17.9      92.0       0.4       31.0        2.6         1.6          3.9        58.5
2013......      3,223       100.4     16.1      84.2       0.4       28.7        2.5         1.3          2.9        54.3
2014......      2,912        92.2     14.6      77.6       0.3       27.5        2.3         1.1          2.3        49.3
Remainder      29,652     1,085.6    156.7     928.8       2.5      370.5       18.8        24.6          6.5       548.4
              -------     -------    -----   -------       ---      -----       ----        ----         ----     -------
TOTAL.....    104,395     3,294.0    564.5   2,729.5       7.9      876.0       63.3        54.7         95.1     1,775.0
              =======     =======    =====   =======       ===      =====       ====        ====         ====     =======

     Total net cash flow before income taxes discounted at:
     10 percent:    $923 million
     15 percent:    $762 million
     20 percent:    $655 million

NOTES:
1.   Includes working-interest revenue and royalty-interest revenue.
2.   Includes royalties net of gas processing allowances.
3. Includes other expenses, capital taxes and certain third party processing income.
4.   Includes other income less net profits interest payments and mineral taxes.
5.   Undiscounted.
6. Net cash flow before income taxes is stated prior to interest, general and administrative expenses and management fees.
7.   Columns may not add due to rounding.

                        ESTIMATED PRE-TAX NET CASH FLOWS
                     ESTABLISHED RESERVES OF THE PROPERTIES
                          CONSTANT COST AND PRICE CASE
                        ($millions except for production)

                                                 NET
                                               REVENUE   ALBERTA                                                   NET CASH
                          COMPANY               AFTER    ROYALTY                                        NET      FLOW BEFORE
               ANNUAL    INTEREST   ROYALTY    ROYALTY     TAX    OPERATING   OTHER NET  ABANDONMENT  CAPITAL      INCOME
             PRODUCTION  REVENUE(1) BURDENS(2) BURDENS   CREDIT  EXPENSES(3)  INCOME(4)    COSTS     INVESTMENT  TAXES(5)(6)
             ----------  ---------- ---------- -------   ------  -----------  ---------    -----     ----------  -----------
               (mboe)       ($)       ($)       ($)        ($)       ($)         ($)        ($)          ($)        ($)
2003......     10,869       412.4     86.1     326.3       0.5       57.2        3.9         2.7         21.6       249.2
2004......     10,233       388.0     79.7     308.4       0.5       56.0        4.4         3.4         23.1       230.8
2005......      9,134       345.8     68.9     276.9       0.5       52.7        4.5         3.8         10.7       214.7
2006......      8,014       303.1     58.3     244.8       0.5       48.7        4.3         3.4          6.3       191.1
2007......      6,990       264.3     49.2     215.1       0.5       45.1        4.0         3.6          3.8       167.1
2008......      6,087       230.3     41.6     188.7       0.5       41.8        3.6         1.5          3.6       145.9
2009......      5,323       201.5     35.6     165.9       0.5       38.2        3.5         1.6          2.0       127.9
2010......      4,690       177.5     30.8     146.7       0.5       34.8        3.0         1.6          2.8       111.0
2011......      4,145       157.0     26.7     130.3       0.4       31.9        2.8         1.3          2.8        97.6
2012......      3,677       139.3     23.3     115.9       0.4       29.0        2.6         1.5          3.4        85.0
2013......      3,299       124.8     20.6     104.3       0.4       26.3        2.5         1.5          2.6        76.8
2014            2,969       112.4     18.3      94.1       0.4       24.5        2.2         0.9          2.0        69.3
Remainder..    30,543     1,161.0    173.7     987.3       2.9      290.7       20.0        18.2          7.9       693.5
              -------     -------    -----   -------       ---      -----       ----        ----         ----     -------
TOTAL.....    105,975     4,017.4    712.7   3,304.6       8.5      777.0       61.3        45.0         92.7     2,459.9
              =======     =======    =====   =======       ===      =====       ====        ====         ====     =======

     Total net cash flow before income taxes discounted at:
     10 percent:    $1,303 million
     15 percent:    $1,072 million
     20 percent:    $917 million

NOTES:
1.   Includes working-interest revenue and royalty-interest revenue.
2.   Includes royalties net of gas processing allowances.
3. Includes other expenses, capital taxes and certain third party processing income.
4.   Includes other income less net profits interest payments and mineral taxes.
5.   Undiscounted.
6. Net cash flow before income taxes is stated prior to interest, general and administrative expenses and management fees.
7.   Columns may not add due to rounding.


                              PRINCIPAL PROPERTIES

         The following is a description of the average daily production for the year ending December 31, 2002 and reserves as of January 1, 2003 associated with the significant properties owned by PrimeWest as of January 1, 2003. Remaining Established Reserves, ultimate recovery estimates and working interests contained in the following property descriptions are derived from the Gilbert Report. The term "net" used in the following property descriptions refers to the working interest of PrimeWest in the properties.

         DAILY PRODUCTION VOLUMES BY COMMODITY AND SIGNIFICANT PROPERTY

                                   NATURAL GAS   CRUDE OIL  NATURAL GAS LIQUIDS   TOTAL
                                     (mcf/d)     (bbls/d)        (bbls/d)        (boe/d)
----------------------------------------------------------------------------------------------
DAWSON
  Dawson                              17,841        1,082                --         4,056
  Stowe                               11,813          287                --         2,256
NORTHWEST
  NW Alberta                             661           --                --           105
  NE Alberta                             847           --                --           141
  Laprise                              8,468           --               192         1,603
  Boundary Lake                          108        1,202                 7         1,227
  Kaybob                                 477          374                17           471
  Grande Prairie                       1,979           75                96           501
  Meekwap                                304          455                15           521
CENTRAL
  Thunder                              4,945           46                98           968
  Thorsby                             21,865          384               794         4,822
  Crossfield / Lone Pine Creek        10,336           82               202         2,007
CAROLINE                               5,878          208               275         1,463
SOUTHEAST
  Brant Farrow                         8,764          163                13         1,636
  Dinosaur/ MedHat                     4,944            1                --           825
  Grand Forks                          2,206        2,999                38         3,404
  Jumping Pound / Whiskey Creek        2,691           --               107           555
  Saskatchewan                           468          562                 3           643
Others                                 4,162          513                74         1,290
Royalties                              4,743          806                99         1,695
----------------------------------------------------------------------------------------------
TOTAL                                113,500        9,239             2,030        30,189
==============================================================================================

                 RESERVES BY COMMODITY AND SIGNIFICANT PROPERTY

                                    PROVED                         PROBABLE(1)                           ESTABLISHED
                         -----------------------------   ------------------------------   ------------------------------------
                          CRUDE     NATURAL                          NATURAL               CRUDE    NATURAL
                          OIL         GAS       NGLS     CRUDE OIL     GAS       NGLS       OIL       GAS      NGLS     TOTAL
PROPERTY                 (mbbls)    (mmcf)     (mbbls)    (mbbls)     (mmcf)    (mbbls)   (mbbls)    (mmcf)   (mbbls)   (mboe)
                         -------    ------     -------    -------     ------    -------   -------    ------   -------   ------
DAWSON
  Dawson                     808    17,800         --        326       6,280        --      971    20,940        --     4,461
  Stowe                      717    21,761         --        318       6,673        --      876    25,098        --     5,059
NORTHWEST
  NW Alberta                   2     1,896          2         --         516        --        2     2,154         2       363
  NE Alberta                  --    10,452         --         --       1,573        --       --    11,238        --     1,873
  Laprise                     --    35,923        833         --      10,028       232       --    40,937       949     7,772
  Boundary Lake            5,671       484         35        768          94         6    6,055       531        38     6,182
  Kaybob                   1,015       568         67        322         186        18    1,176       661        76     1,362
  Grande Prairie             274     2,792        162        178         929        64      363     3,257       194     1,100
  Meekwap                    703       467         22        704         382        17    1,055       658        30     1,195
  North Other                582     1,906         46        130       2,232         5      647     3,022        48     1,199
CENTRAL
  Thunder                    161     8,368        161         36       4,038        80      179    10,387       201     2,111
  Thorsby                  1,021    73,696      2,595        358      15,303       540    1,200    81,347     2,865    17,623
  Crossfield/Lone Pine
     Creek                   224    41,720        580        116      23,800       276      282    53,620       718     9,937
  Others                     130     4,323         89         37       1,329        30      147     4,988       104     1,084
CAROLINE                   1,168    37,140      2,306        238      27,835     1,626    1,287    51,058     3,119    12,916
SOUTHEAST
  Brant Farrow               146    17,547         46         86      15,151        29      189    25,122        61     4,437
  Dinosaur/Med Hat            --    29,204         --         --       7,309        --       --    32,858        --     5,476
  Grand Forks              5,512     3,421         79      1,848       1,337        24    6,436     4,089        91     7,209
  Jumping Pound/
     Whiskey Creek            --    25,410      1,220         --       9,504       492       --    30,162     1,466     6,493
  Saskatchewan             1,580     2,094         13        356       1,544         2    1,758     2,866        14     2,250
  Others                     129       127         --         14          11        --      138       133        --       158
ROYALTIES                  1,573    12,371        195        252       1,946        40    1,699    13,344       215     4,138
                          ------   -------      -----      -----     -------     -----   ------   -------    ------   -------
TOTAL                     21,416   349,470      8,451      6,087     138,000     3,481   24,460   418,470    10,191   104,396
                          ======   =======      =====      =====     =======     =====   ======   =======    ======   =======

NOTES:
1. No discount factor has been applied to the Probable Reserves to account for the risk associated with the probability of obtaining production from such reserves.
2.   Based on escalated prices and costs derived from the Gilbert Report.


         OIL AND NATURAL GAS WELLS

         The following table summarizes, as at December 31, 2002, PrimeWest's interests in producing and shut-in wells which it believes are capable of production.

                               PRODUCING WELLS                                 SHUT-IN WELLS(1)
                  -------------------------------------------  --------------------------------------------------
                          OIL               NATURAL GAS                 OIL                   NATURAL GAS
                  -------------------- ----------------------  -----------------------  -------------------------
                  GROSS(2)     NET(3)    GROSS(2)     NET(3)    GROSS(2)       NET(3)    GROSS(2)      NET(3)
                  --------     ------    --------     ------    --------       ------    --------      ------
Alberta             1,602         578       1,134        634         658          331         533         348
British Columbia      168          43          27         19          23           13          11          10
Saskatchewan          432          77         120        120          94           32           2           2
                    -----         ---       -----        ---         ---          ---         ---         ---
Total               2,202         698       1,281        773         775          376         546         360
                    =====         ===       =====        ===         ===          ===         ===         ===

NOTES:
1. "Shut-In" wells means wells which are not producing but which may be capable of production. Shut-in wells in which PrimeWest has an interest are located no further than 10 kilometres from gathering systems, pipelines or other means of transportation.
2. "Gross" wells and acres are defined as the total number of wells and acres in which PrimeWest has an interest.
3. "Net" wells and acres are defined as the aggregate of the numbers obtained by multiplying each gross well and acre by PrimeWest's percentage working interest therein.

DAWSON

         The Dawson area consists of extensive land holdings from Twps. 75 to 81 and Ranges 14 to 23W5M, approximately 80 miles northeast of Grande Prairie, Alberta. PrimeWest generally holds a 50 percent working interest in the majority of lands. The lands are located in the Normandville, Dawson, Roxana, Lalby, Fahler, Seal, Stowe and Kimiwan fields. The Dawson area is characterised by natural gas reservoirs located in multiple shallow depth horizons such as the Notekiwen, Fahler, BlueSky, Shunda and Debolt formations. The deep oil production originates in the Beaverhill Lake and Slave Point formations.

         PrimeWest operates the majority of its activities in this area. PrimeWest operates three gas processing plants, which have 20 mmcf/d of capacity, net to PrimeWest.

NORTHWEST

         PrimeWest's significant holdings in the Northwest Alberta area are located in Twps. 90 to 97, Range 21W5 to Range 3W6M, approximately 100 miles southeast of Rainbow Lake, Alberta. The lands are located in the Hotchkiss, Naylor, Sutton and Keg River Post fields. The Northwest Alberta area is characterized by oil and natural gas reservoirs located in multiple, shallow to medium depth horizons. The area produces oil and natural gas from the Gilwood formation, as well as natural gas from the Bluesky, Gething, Debolt, Shunda and Slave Point formations. PrimeWest's current focus in this area is the development of natural gas reserves in the shallow Cretaceous formations. PrimeWest operates a gas processing plant in the area that has 22 mmcf/d of capacity.

         Included in the NorthWest are Meekwap, NE B.C., Kaybob, and Grande Prairie.

MEEKWAP
-------

         Meekwap is comprised of the Nisku D2A unitized waterflood with a 48% PrimeWest working interest. PrimeWest operates this property.

NORTHEAST B.C.
--------------

         Northeast B.C. is comprised of Boundary Lake and Laprise.

         The Boundary Lake area is located approximately 25 miles east of Fort St. John, British Columbia on the British Columbia/Alberta border. The Boundary Lake Field was discovered in 1955. The productive horizon is the Boundary Lake member of the Triassic Charlie Lake Formation at a depth of approximately 4,200 feet, which produces a 35-degree API light-gravity crude oil and solution gas. PrimeWest operates and PrimeWest has a 100 percent working interest in both Boundary Lake Project No. 1, and Boundary Lake Project No. 2 (both projects are located in British Columbia), varying working interests averaging 4.2 percent in three producing oil wells operated by

Imperial Oil Limited in the British Columbia portion of the field and a 25 percent working interest in a producing oil well operated by PrimeWest in the Alberta portion of the field. PrimeWest also has a 2.1 percent working interest in the Boundary Lake Unit No. 1.

         The Laprise Creek area is located in northeast British Columbia, approximately 110 miles northwest of Fort St. John, British Columbia. Gas is produced from the Baldonnel Formation at a depth of approximately 4,200 feet. The Laprise Creek Baldonnel "A" Pool is one of British Columbia's largest natural gas pools, having original gas-in-place of 880 bcf. PrimeWest has a 75.6 percent working interest in the Laprise Creek Baldonnel Unit No. 1, which is operated by PrimeWest. The Unit consists of 20 (15.1 net) producing natural gas wells and one (0.76 net) suspended well. In addition, PrimeWest has a 100 percent interest in one producing non-unit gas well.

KAYBOB
------

         The Kaybob South area is located approximately 150 miles northwest of Edmonton, Alberta and consists of oil and solution gas production from the Kaybob South Triassic "A" Pool at a depth of approximately 7,000 feet. PrimeWest has a 42.5 percent working interest in the Kaybob South Triassic Unit No. 1 and a 20.1 percent working interest in the Kaybob South Triassic Unit No. 2, both of which are operated by PrimeWest.

CAROLINE

         The Caroline area is located approximately 60 miles northwest of Calgary, Alberta. Production in the area is obtained from the Cardium, Viking and Manville formations. PrimeWest owns a high working interest and is the operator of this predominantly gas producing area.

         The properties include working interests ranging from gross overriding royalty interests to 100%. Average net daily production in 2001 was 2,344 boe/d and in September 2002 was 2,810 boe/d.

         On January 23, 2003, PrimeWest acquired additional reserves and production at Caroline, consistent with the Trust's strategy of consolidating interests in an existing core area where a competitive advantage exists and resident technical skills can be leveraged. Caroline is now the Trust's largest core operating area with production of 5,500 boe/d.

         Effective December 18, 2001, the East Caroline portion of the Caroline properties were sold.

         At Caroline, the Trust acquired, effective January 1, 2003, a 100% interest in the 25 mmcf/d Sundre Gas Plant and related gas gathering infrastructure in addition to liquids rich natural gas production and reserves. PrimeWest plans to process certain of the

Trust's preacquisition volumes as well as new development production through this plant at lower processing costs, relative to what it has previously incurred in this area.

         Future reserve growth in this area will be enhanced by a significant farm-in opportunity on undeveloped lands, including the right to purchase the farmor's share of developed reserves at a future date. Furthermore, an area of mutual interest has been established focused on low risk, high impact gas development drilling activities.

CENTRAL

         The Central area encompasses properties at Thorsby, Thunder and Crossfield/Lone Pine Creek. These properties are located between Calgary and Edmonton.

CROSSFIELD / LONE PINE CREEK
----------------------------

         The Crossfield/Lone Pine Creek area is located 20 miles north of Calgary, Alberta and was discovered in 1960. Production of natural gas and natural gas liquids occurs from the Elkton, Wabamun (Crossfield), Leduc, Viking and Nisku Formations.

         All operated natural gas production is processed at the East Crossfield Sour Gas Processing Facility. The East Crossfield gas processing facility has a throughput capacity of 74 mmcf/d. Originally, PrimeWest had a 20 percent interest in the facility. Effective January 5, 2000, PrimeWest acquired Amoco's
34.6 percent interest and became operator of the facility. In May 2000, PrimeWest sold a 25.8 percent interest to a third party for cash and a dedication of the third party gas reserves and adjacent levels to the plant on a life reserves basis. After this sale, PrimeWest's ownership in the facility is
28.8 percent. All of PrimeWest's natural gas produced from this area is processed on a plant operating-cost basis. During 2002, plant utilization was approximately 50 percent. Other major facilities owned by PrimeWest in respect of this property include the Lone Pine Creek Central Gathering and Compression Facility (42.8 percent interest), the Lone Pine Creek Waukesha Compressors (50.1 percent interest), the Lone Pine Creek D-1 Unit Booster Compressor (68.4 percent interest) and the Lone Pine Creek to East Crossfield Amalgamation Pipeline (40.2 percent interest).

         PrimeWest has no ownership interest in the Sulphur Block or any liability related to future clean-up costs.

THORSBY
-------

         The Thorsby property is located in Twps. 47 to 50, Ranges 27 W4 to Range 2 W5M, approximately 35 miles southwest of Edmonton, Alberta. The lands are located in the Pembina, Thorsby, Holburn, Wizard Lake and Bonnie Glen fields. PrimeWest holds an average 83 percent working interest in this natural gas and crude oil producing area.

         The majority of the production is derived from regionally extensive Glauconitic Sandstone.

SOUTHEAST

BRANT/FARROW
------------

         The Brant/Farrow property is located in Twps. 18 to 21, Ranges 23 to 26 W4M, approximately 40 miles southeast of Calgary. The lands are located in the Brant, Farrow, Mossleigh and Herronton fields. Gas is the major product constituting approximately 95 percent of the total production volumes. The Brant/Farrow area is characterised by shallow to medium depth natural gas and oil reservoirs. The area produces from the Mississippian, Basal Quartz, Glauconite, Belly River, and Medicine Hat formations.

         When acquired, the majority of production was from deep, high decline formations. Since the acquisitions, PrimeWest has redirected development to low risk, shallow drilling in the Belly River and Medicine Hat Formations. For the year ended December 31, 2002 PrimeWest drilled 12 gross (9 net) wells in the area. This area is a high activity development area and further drilling is expected.

         PrimeWest operates two gas-processing plants in the area, which have 15 mmcf/d of capacity.

DINOSAUR/MEDICINE HAT
---------------------

         The Dinosaur area is located approximately 110 miles east of Calgary. PrimeWest owns a 51 percent operated interest in both the Patricia Gas Unit #1 and the Dinosaur Gas Unit #1. There are currently 69 producing gross (35.2 net) wells in the Patricia Unit and 25 producing gross (12.75 net) wells in the Dinosaur Unit.

         The Medicine Hat property covers a 25 mile radius around Medicine Hat, Alberta. PrimeWest is working interest owner and operator of the Medicine Hat Consolidated Unit #2, which is located 25 miles northeast of Medicine Hat. Gas is produced from the Medicine Hat "A", "C", "D", Lower Colorado and Milk River Zones". In 2002, the Medicine Hat Consolidated Owners installed their own compression which helped alleviate the custom processing charges previously paid.

         Both the Dinosaur and Medicine Hat properties are shallow gas plays with low operating costs, stable production, and long reserve life indexes.

GRAND FORKS
-----------

         The Grand Forks property is located 45 miles west of Medicine Hat, Alberta. Crude oil reserves are found predominantly in the Sawtooth and Arcs (Nisku) formations at an average depth of 3,100 feet. PrimeWest has an average 73 percent working interest in 190 (138.7 net) producing oil wells and a 94 percent working interest in 10 (9.4 net) producing gas wells.

JUMPING POUND WEST / WHISKEY CREEK
----------------------------------

         PrimeWest has a 14.6 percent interest in the Jumping Pound West Unit No. 2 operated by Shell Canada Limited and located 30 miles west of Calgary. The unitized zone is in the Rundle Formation. Production from the unit commenced in 1972 and is currently coming from 12 natural gas wells. Production is processed at the adjacent Jumping Pound Unit No. 1 plant facilities on a custom-processing-fee basis. The production is slightly sour and liquids rich, yielding 40 bbls of liquids per mmcf of natural gas.

         Whiskey Creek is a non-operated property that has one well on production and tied-in with another well completed and currently waiting to be tied in. The third well is currently being drilled.

         Both the Jumping Pound and Whiskey Creek properties have deep thrusted Mississippian reservoirs characterized with long-life, stable production and long reserve life indexes.

         Early in 2002, the joint venture partners experienced a pipeline failure which halted production. The well resumed production in February 2003.

GROSS OVERRIDING ROYALTY (GORR) INTERESTS

         These interests, principally acquired from Reserve Royalty Corp. in July 2000, entitle PrimeWest to a share of the gross sales price on production from the underlying properties generally without deduction for royalties and operating expenses. As well, as the owner of the GORR interest, PrimeWest is not generally responsible for any capital costs or abandonment and restoration costs associated with any exploration or development activities undertaken by the underlying working interest owner of the lands subject to the GORR.

                                 UNPROVED LANDS

         PrimeWest has an interest in approximately 1,286,883 (938,683 net) acres of unproved lands at December 31, 2002. PrimeWest is currently reviewing available seismic and other data, and developing an exploitation plan for these properties. Capital expenditures, farmouts and/or dispositions may result in future revenues from these undeveloped lands. The province and value of the unproved lands is as follows:

                                                                   GROSS
                                                                  ROYALTY            TOTAL NET          VALUE OF NET
                        GROSS ACRES          NET ACRES             ACRES               ACRES               ACRES
                      -----------------   ----------------    ----------------    ----------------    ----------------
Alberta                      1,062,147            724,567             165,723             890,290         $43,467,422
B.C.                            13,482              4,202                   0               4,202             350,820
Sask                             6,463              5,123              39,068              44,191             416,498
                      -----------------   ----------------    ----------------    ----------------    ----------------
TOTAL                        1,082,092            733,892             204,791             938,683         $44,234,740
                      =================   ================    ================    ================    ================


         UNPROVED LANDS                             2002                                       2001
                                                    ----                                       ----
                                              ACRES           NET VALUE                  Acres               Net Value
--------------------------------------------------------------------------  --------------------------------------------
                                       GROSS         NET          ($)             Gross           Net           ($)
DAWSON
  Dawson                              236,488      144,647    $11,571,760        247,608        156,229     $14,129,465
  Stowe                               218,571      201,885      9,084,825          8,256          4,992       8,884,822
  Other                                 6,880        4,160        270,400        158,467        144,842         697,859
NORTHWEST
  NW Alberta                           28,000       19,554        586,620         32,699         22,835         685,050
  NE B.C.                              13,482        4,202        350,820         14,830          4,622         323,540
  Kaybob                                7,200        1,420         78,100          7,920          1,562         109,340
  Meekwap                               7,040        3,166        221,620          8,096          3,640         254,800
  GP                                   20,347       15,840        633,600         23,399         18,216       1,275,120
  Other                                81,574       41,249      2,580,545         71,731         35,065       3,895,369
CAROLINE
  Caroline                             49,362       35,802      2,506,140         47,489         35,063       1,402,550
CENTRAL
  Thorsby                              62,048       48,775      2,194,875         56,931         49,011       3,430,770
  Crossfield / Lone Pine Creek         45,178       23,866      2,413,575         46,468         35,781       2,504,670
  Thunder                              53,920       24,987      1,124,415         67,680         33,813       2,366,910
  Other                                36,168       11,854        766,000         44,439         21,224       2,307,444
SOUTHEAST
  Brant Farrow                        116,888       88,090      5,285,400         78,609         60,414       4,228,980
  Dinosaur/Medicine Hat                13,907        9,618        376,950         15,530         13,779         543,127
  Grand Forks                          43,732       20,328        813,120         48,835         29,122       1,971,582
  Jumping Pound / Whiskey Creek         5,438        4,095        163,800          6,073          5,867         236,011
  Saskatchewan                          6,463        5,123        237,425          7,109          5,635         394,450
  Other                                29,406       25,231        926,840         32,466         26,754       2,344,729
------------------------------------------------------------------------------------------------------------------------
Total Working Interest Acres        1,082,092      733,892     42,186,830      1,024,635        708,466      51,986,588
Gross Royalty Acres                   204,791      204,791      2,047,910        244,961        244,961       3,674,415
------------------------------------------------------------------------------------------------------------------------
TOTAL                              1,286,883       938,683    $44,234,740      1,269,596        953,427     $55,661,003
========================================================================================================================

                               INDUSTRY CONDITIONS

         The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of PrimeWest or the Trust in a manner materially different than they would affect other oil and gas companies and trusts of similar size. All current legislation is a matter of public record, and PrimeWest is unable to predict what additional legislation or amendments may be enacted.

PRICING AND MARKETING - NATURAL GAS

         In Canada, the price of natural gas sold intraprovincially, interprovincially or to the United States is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the government of Canada. Natural gas exports for a term of less than two years requires a general short term export license while terms greater than two years require a specific license for the particular gas sold (in quantities of not more than 30,000 cubic metres per day). Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

         The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

PRICING AND MARKETING - OIL

         In Canada, producers of oil negotiate sales contracts directly with oil purchasers. Oil prices are primarily based on worldwide supply and demand. The specific price paid depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

THE NORTH AMERICAN FREE TRADE AGREEMENT

         On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36-month period), (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

         The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes, and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

ROYALTIES AND INCENTIVES

         In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. In all Canadian jurisdictions, producers of oil and natural gas are required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and natural gas produced from Crown and freehold lands, respectively. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

         From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty-rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects. These programs reduce the amount of Crown royalties otherwise payable.

ENVIRONMENTAL REGULATION

         The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations, and can affect the location of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of that legislation may result in the imposition of fines or issuance of clean-up orders.

         PrimeWest is committed to meeting its responsibilities to protect the environment wherever it operates, and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. PrimeWest's internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. PrimeWest believes that it is in material compliance with applicable environmental laws and regulations properties.

KYOTO PROTOCOL

         In December of 2002, Canada became a signatory to the Kyoto Protocol. The implementation of this plan has not been fully defined by the federal government. Until an implementation plan is developed it is impossible to assess the impact on specific industries and individual businesses within an industry. It is generally believed that the oil and gas industry, as a major producer of carbon dioxide as a necessary by-product and emission of hydrocarbon production, will bear a disproportionately large share of the anticipated cost of implementation.

                          RISKS RELATED TO OUR BUSINESS

VOLATILITY IN OIL AND NATURAL GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON RESULTS OF OPERATIONS AND FINANCIAL CONDITION WHICH, IN TURN, COULD AFFECT THE MARKET PRICE OF THE TRUST UNITS AND THE AMOUNT OF DISTRIBUTIONS TO UNITHOLDERS.

         Results of operations and financial condition are dependent on the prices received for the oil and natural gas that the Trust sells. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate widely on a daily basis in response to a variety of factors beyond the Trust's control, including:

o global energy policy, including the ability of OPEC to set and maintain production levels and prices for oil;

o        political conditions, including the risk of hostilities in the Middle
         East;

o        global and domestic economic conditions;

o        weather conditions;

o        the supply and price of imported oil and liquified natural gas;

o        the production and storage levels of North American natural gas;

o        the level of consumer demand;

o        the price and availability of alternative fuels;

o the proximity of reserves to, and capacity of, transportation facilities;

o        the effect of worldwide energy conservation measures; and

o        government regulations.

         Any decline in crude oil or natural gas prices may have a material adverse effect on PrimeWest's operations, financial condition, borrowing ability, reserves and the level of expenditures for the development of oil and natural gas reserves. Any resulting decline in PrimeWest's cash flow could reduce distributions.

         PrimeWest uses financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices. To the extent PrimeWest hedges its commodity price exposure, it foregoes the benefits it would otherwise experience if commodity prices were to increase. In addition, its commodity hedging activities could expose PrimeWest to losses. Such losses could occur under various circumstances, including if the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or PrimeWest's hedging policies and procedures are not followed. Furthermore, PrimeWest cannot guarantee that its hedging transactions will fully offset the risks of changes in commodities prices.

AN INCREASE IN OPERATING COSTS OR A DECLINE IN PRIMEWEST'S PRODUCTION LEVEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS AND, THEREFORE, COULD REDUCE DISTRIBUTIONS TO UNITHOLDERS.

         Higher operating costs for the underlying properties of the Operating Company will directly decrease the amount of cash flow received by the Trust and, therefore, may reduce distributions to our unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of the operating costs that are susceptible to material fluctuation.

         The level of production from existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond PrimeWest's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Unitholders.

DISTRIBUTIONS MAY BE REDUCED DURING PERIODS IN WHICH PRIMEWEST MAKES CAPITAL EXPENDITURES OR DEBT REPAYMENTS USING CASH FLOW.

         To the extent that PrimeWest uses cash flow to finance acquisitions, development costs and other significant expenditures, the net cash flow that the Trust receives from PrimeWest will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Trust and, as a consequence, the amount of cash available to distribute to Unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

         The board of directors of PrimeWest has the discretion to determine the extent to which cash flow from PrimeWest will be allocated to the payment of debt service charges as well as the repayment of outstanding debt, including under the credit facility. Funds used for such purposes will not be payable to the Trust. As a consequence, the amount of funds retained by PrimeWest to pay debt services charges or reduce debt will reduce the amount of cash distributed to Unitholders during those periods in which funds are so retained.

A DECLINE IN PRIMEWEST'S ABILITY TO MARKET ITS OIL AND NATURAL GAS PRODUCTION COULD HAVE A MATERIAL ADVERSE EFFECT ON PRODUCTION LEVELS OR ON THE PRICE THAT IT RECEIVED FOR PRODUCTION WHICH, IN TURN, COULD REDUCE DISTRIBUTIONS TO UNITHOLDERS.

         PrimeWest's business depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect PrimeWest's ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of PrimeWest's production, overall production or realized prices may decline, which could reduce distributions to our unitholders.

FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT PRIMEWEST'S BUSINESS.

         The price that PrimeWest receives for a majority of its oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that PrimeWest receives in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price. To the extent that PrimeWest has engaged, or in the future engages, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise, PrimeWest will be subject to unfavourable price changes.

IF PRIMEWEST IS UNABLE TO ACQUIRE ADDITIONAL RESERVES, THE VALUE OF THE TRUST UNITS AND DISTRIBUTIONS TO UNITHOLDERS MAY DECLINE.

         The Trust and PrimeWest do not explore for oil and natural gas reserves. Instead, PrimeWest adds to its oil and natural gas reserves primarily through acquisitions. As a result, future oil and natural gas reserves are highly dependent on PrimeWest's success in exploiting existing properties and acquiring additional reserves.

PrimeWest also distributes the majority of its net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, PrimeWest's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that PrimeWest is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders will be reduced. Additionally, PrimeWest cannot guarantee that it will be successful in developing additional reserves or acquiring additional reserves on terms that meet its investment objectives. Without these reserve additions, PrimeWest's reserves will deplete and as a consequence, either production from, or the average reserve life of, its properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

ACTUAL RESERVES WILL VARY FROM RESERVE ESTIMATES, AND THOSE VARIATIONS COULD BE MATERIAL.

         The value of the Trust Units depends upon, among other things, the reserves attributable to PrimeWest's properties. Estimating reserves is inherently uncertain. Ultimately, actual reserves attributable to PrimeWest's properties will vary from estimates, and those variations may be material. The reserve information contained herein are only estimates. A number of factors are considered and a number of assumptions are made when estimating reserves. These factors and assumptions include, among others:

o historical production in the area compared with production rates from similar producing areas;

o future commodity prices, production and development costs, royalties and capital expenditures;

o        initial production rates;

o        production decline rates;

o        ultimate recovery of reserves;

o        success of future development activities;

o        marketability of production;

o        effects of government regulation; and

o other government levies that may be imposed over the producing life of reserves.

         Reserve estimates are based on the relevant factors, assumptions and prices on the date the relevant evaluations were prepared. Many of these factors are subject to change and are beyond PrimeWest's control. If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

IF PRIMEWEST EXPANDS ITS OPERATIONS BEYOND OIL AND NATURAL GAS PRODUCTION IN WESTERN CANADA, IT MAY FACE NEW CHALLENGES AND RISKS. IF PRIMEWEST IS UNSUCCESSFUL IN MANAGING THESE CHALLENGES AND RISKS, ITS RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

         PrimeWest's operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, it may acquire oil and gas properties outside this geographic area. In addition, the Declaration of Trust does not limit the activities to oil and gas production and development, and PrimeWest could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of PrimeWest's activities into new areas may present challenges and risks that it has not faced in the past. If PrimeWest does not manage these challenges and risks successfully, its results of operations and financial condition could be adversely affected.

IN DETERMINING THE PURCHASE PRICE OF ACQUISITIONS, PRIMEWEST RELIES ON ASSESSMENTS RELATING TO ESTIMATES OF RESERVES THAT MAY PROVE TO BE INACCURATE.

         The price PrimeWest is willing to pay for reserve acquisitions is based largely on estimates of the reserves to be acquired. Actual reserves could vary materially from these estimates. Consequently, the reserves PrimeWest acquires may be less than expected, which could adversely impact cash flows and distributions to Unitholders.

         An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods and approaches than those of PrimeWest's engineers, and these initial assessments may differ significantly from PrimeWest's subsequent assessments.

SOME OF PRIMEWEST'S PROPERTIES ARE NOT OPERATED BY PRIMEWEST AND, THEREFORE, RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY THE FAILURE OF THIRD-PARTY OPERATORS.

         The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties. At December 31, 2002, approximately 20% of PrimeWest's daily production was from properties operated by third parties. To the extent a third-party operator fails to perform its functions efficiently or becomes insolvent, PrimeWest's revenue may be reduced. Third party operators also make estimates of future capital expenditures more difficult.

         Further, the operating agreements which govern the properties not operated by PrimeWest typically require the operator to conduct operations in a good and

"workmanlike" manner. These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners, such as Unitholders, for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or wilful misconduct.

DELAYS IN BUSINESS OPERATIONS COULD ADVERSELY AFFECT DISTRIBUTIONS TO
UNITHOLDERS.

         In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of PrimeWest's properties, and the delays of those operators in remitting payment to PrimeWest, payments between any of these parties may also be delayed by:

o        restrictions imposed by lenders;

o        accounting delays;

o        delays in the sale or delivery of products;

o        delays in the connection of wells to a gathering system;

o        blowouts or other accidents;

o        adjustments for prior periods;

o recovery by the operator of expenses incurred in the operation of the properties; or

o        the establishment by the operator of reserves for these expenses.

         Any of these delays could reduce the amount of cash available for distribution to Unitholders in a given period and expose PrimeWest to additional third party credit risks.

THE TRUST AND PRIMEWEST'S INDEBTEDNESS MAY LIMIT THE TIMING OR AMOUNT OF THE DISTRIBUTIONS THAT ARE PAID TO UNITHOLDERS.

         The payments of interest and principal, and other costs, expenses and disbursements to the providers of the Trust and PrimeWest's credit facility reduces amounts available for distribution to Unitholders. Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flow required to be applied to the debt before payment of any amounts to the Unitholders. The credit facility provides that if the Trust or PrimeWest are in default under the credit facility, exceed certain borrowing thresholds or fail to comply with certain covenants, the ability to make distributions to Unitholders may be restricted.

         The lenders under the credit facility have been provided with a security interest in substantially all of the Trust's and PrimeWest's assets. If the Trust and PrimeWest are unable to pay the debt service charges or otherwise commit an event of default, such as bankruptcy, these lenders may foreclose on and sell the properties. The proceeds of any sale would be applied to satisfy amounts owed to the creditors. Only after the proceeds of that sale were applied towards the debt would the remainder, if any, be available for distribution to Unitholders.

THE CURRENT CREDIT FACILITY AND ANY REPLACEMENT CREDIT FACILITY MAY NOT PROVIDE SUFFICIENT LIQUIDITY.

         The amounts available under the existing credit facility may not be sufficient for future operations, or the Trust and PrimeWest may not be able to obtain additional financing on economic terms attractive to them, if at all. The existing credit facility is available on a one year revolving basis. If the lenders do not extend the facility at the end of the annual revolving period, the loan will convert to a term basis with 60% of the aggregate principal amount of the loan repayable on the date which is 366 days after that conversion date and the remaining 40% of the aggregate principal amount outstanding repayable on the date which is 365 days after the initial term repayment date. If this occurs, the Trust and PrimeWest may need to obtain alternate financing. Any failure to obtain suitable replacement financing may have a material adverse effect on the business, and distributions to Unitholders may be materially reduced.

THE TRUST MAY BE UNABLE TO SUCCESSFULLY COMPETE WITH OTHER ORGANIZATIONS IN THE TRUST'S INDUSTRY.

         The oil and natural gas industry is highly competitive. The Trust competes for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust. Some of these organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of the Trust's competitors may have greater and more diverse competitive resources to draw on than the Trust does.

THE INDUSTRY IN WHICH PRIMEWEST OPERATES EXPOSES THE TRUST AND PRIMEWEST TO POTENTIAL LIABILITIES THAT MAY NOT BE COVERED BY INSURANCE.

         PrimeWest's operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas. These risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life, or environmental and other damage to PrimeWest's property and the property of others. PrimeWest cannot fully protect against all of these risks, nor are all of these risks insurable. PrimeWest may become liable for damages arising from these events against which PrimeWest cannot insure or against which PrimeWest may elect not to insure because of high premium costs or other reasons. Any costs incurred to repair these damages or pay these liabilities would reduce funds available for distribution to Unitholders.

THE OPERATION OF OIL AND NATURAL GAS WELLS COULD SUBJECT PRIMEWEST TO ENVIRONMENTAL CLAIMS AND LIABILITY.

         The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A breach of that legislation may result in the imposition of fines or the issuance of "clean up" orders. Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. For example, the 1997 Kyoto Protocol to the United Nation's Framework Convention on Climate Change, known as the Kyoto Protocol, was ratified by the Canadian government in December, 2002 and will require, among other things, significant reductions in greenhouse gases. The impact of the Kyoto Protocol on PrimeWest is uncertain and may result in significant additional costs (future) for PrimeWest's operations. Although PrimeWest has established a reclamation fund for the purpose of funding our estimated future environmental and reclamation obligations based on PrimeWest's current knowledge and expectations, PrimeWest cannot guarantee that it will be able to satisfy its actual future environmental and reclamation obligations.

         PrimeWest is not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (as opposed to sudden and catastrophic damages) is not available on economically reasonable terms. Accordingly, PrimeWest's properties may be subject to liability due to hazards that cannot be insured against, or that have not been insured against due to prohibitive premium costs or for other reasons.

         Any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period will be funded out of cash flow and, therefore, will reduce the amounts available for distribution to Unitholders. Should PrimeWest be unable to fully fund the cost of remedying an environmental problem, PrimeWest might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

LOWER OIL AND GAS PRICES INCREASE THE RISK OF WRITE-DOWNS OF PRIMEWEST'S OIL AND GAS PROPERTY INVESTMENTS.

         Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, PrimeWest must charge the amount of the excess against earnings. If oil and natural gas prices decline, PrimeWest's net capitalized cost may exceed this cost ceiling, ultimately resulting in a charge against PrimeWest's earnings. Under United States GAAP, the cost ceiling is generally lower than under Canadian GAAP because the future net cash flows used in the United States ceiling test are discounted to a present value. Accordingly, PrimeWest would have more risk of a ceiling test write-down in a declining price environment if PrimeWest reported under United States GAAP. While these write-downs would not affect cash flow, the charge against earnings could be viewed unfavourably in the market.

UNFORESEEN TITLE DEFECTS MAY RESULT IN A LOSS OF ENTITLEMENT TO PRODUCTION AND RESERVES.

         PrimeWest conducts title reviews in accordance with industry practice prior to any purchase of resource assets. However, these reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat PrimeWest's title to the purchased assets. If such a defect were to occur, PrimeWest's entitlement to the production from such purchased assets could be jeopardized and, as a result, distributions to Unitholders may be reduced.

THE ECONOMIC IMPACT ON PRIMEWEST OF CLAIMS OF ABORIGINAL TITLE IS UNKNOWN.

         Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada. PrimeWest is not aware that any claims of aboriginal title have been made in respect of its property and assets, and PrimeWest is unable to assess the effect, if any, that any such claim would have on its business and operations.

      RISKS RELATED TO THE TRUST STRUCTURE AND THE OWNERSHIP OF TRUST UNITS

CHANGES IN TAX AND OTHER LAWS MAY ADVERSELY AFFECT UNITHOLDERS.

         Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects the Trust and Unitholders. Tax authorities having jurisdiction over the Trust or the Unitholders may disagree with how the Trust calculates its income for tax purposes or could change their administrative practices to the Trust's detriment or the detriment of its Unitholders.

THERE WOULD BE MATERIAL ADVERSE TAX CONSEQUENCES IF THE TRUST LOST ITS STATUS AS A MUTUAL FUND TRUST UNDER CANADIAN TAX LAWS.

         It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the INCOME TAX ACT (Canada). The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and

Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

o The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

o Trust units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

o The Trust Units would not constitute qualified investments for Registered Retirement Savings Plans, or "RRSPs," Registered Retirement Income Funds, or "RRIFs," Registered Education Savings Plans, or "RESPs," or Deferred Profit Sharing Plans, or "DPSPs." If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

         In addition, the Trust may take certain measures in the future to the extent the Trust believes them necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

RIGHTS AS A UNITHOLDER DIFFER FROM THOSE ASSOCIATED WITH OTHER TYPES OF INVESTMENTS.

         The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Trust or PrimeWest. The Trust Units represent an equal fractional beneficial interest in the Trust and, as such, the ownership of the Trust Units does not provide Unitholders with the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring "oppression" or "derivative" actions. The unavailability of these statutory rights may also reduce the ability of Unitholders to seek legal remedies against other parties on PrimeWest's behalf.

         The Trust Units are also unlike conventional debt instruments in that there is no principal amount owing to Unitholders. The Trust Units will have minimal value when reserves from PrimeWest's properties can no longer be economically produced or marketed. Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, the distributions received over the life of the investment may not meet or exceed the initial capital investment.

CHANGES IN MARKET-BASED FACTORS MAY ADVERSELY AFFECT THE TRADING PRICE OF TRUST UNITS.

         The market price of the Trust's Trust Units is primarily a function of anticipated distributions to Unitholders and the value of the properties owned by PrimeWest and the Trust. The market price of the Trust's Trust Units is therefore sensitive to a variety of market based factors, including, but not limited to, interest rates and the comparability of the Trust Units to other yield oriented securities. Any changes in these market-based factors may adversely affect the trading price of the Trust Units.

THE OPERATION OF THE TRUST IS ENTIRELY INDEPENDENT FROM THE UNITHOLDERS AND LOSS OF KEY MANAGEMENT AND OTHER PERSONNEL COULD IMPACT THE BUSINESS.

         Unitholders are entirely dependent on the management of the Trust with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to the properties and the administration of the Trust. The loss of the services of key individuals who currently comprise the management team could have a detrimental effect on the Trust. Investors should carefully consider whether they are willing to rely on the existing management before investing in the Trust Units.

THERE MAY BE FUTURE DILUTION.

         One of the Trust's objectives is to continually add to its resource reserves through acquisitions and through development. Because the Trust does not reinvest its cash flow, its success is, in part, dependent on its ability to raise capital from time to time by selling Trust Units. Unitholders will suffer dilution as a result of these offerings if, for example, the cash flow, production or reserves from the acquired assets do not reflect the additional number of trust units issued to acquire those assets. Unitholders may also suffer dilution in connection with future issuances of Trust Units to effect acquisitions.

THE TRUST UNITS HAVE A SHORT PRIOR TRADING HISTORY IN THE UNITED STATES AND AN ACTIVE TRADING MARKET HAS NOT YET DEVELOPED AND MAY NOT DEVELOP.

         The Trust is a reporting issuer in Alberta, Canada under the SECURITIES ACT (Alberta) and a reporting issuer or the equivalent in the other provinces of Canada under similar legislation. The Trust Units are currently listed on the Toronto Stock Exchange and the New York Stock Exchange. The Trust Units only began trading on the New York Stock Exchange on November 19, 2002 and, accordingly, prior to the date of this Annual Information Form, there has been only a short period in which a public market for the Trust Units in the United States has had the opportunity to develop. The Trust therefore cannot guarantee that an active trading market will develop or be sustained in the United States. Furthermore, there can be no assurance that an active trading market will be sustained in Canada.

THE LIMITED LIABILITY OF UNITHOLDERS IS UNCERTAIN.

         Because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held personally liable for obligations of the Trust in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Although every written contract or commitment of the Trust must contain an express disavowal of liability of the Unitholders and a limitation of liability to Trust property, such protective provisions may not operate to avoid Unitholder liability. Notwithstanding attempts to limit Unitholder liability, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although the Trust has agreed to indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by the Unitholder resulting from or arising out of that Unitholder not having limited liability, the Trust cannot guarantee that any assets would be available in these circumstances to reimburse Unitholders for any such liability.

THE TRUST HAS ADOPTED A UNITHOLDERS' RIGHTS PLAN THAT MAY DISCOURAGE A TAKEOVER ATTEMPT.

         Provisions contained in the Trust's Unitholders' rights plan could make it more difficult for a third party to acquire the Trust, even if doing so might be beneficial to Unitholders. The rights plan imposes various procedural and other requirements on a potential bidder, including a requirement that a potential bidder keep the bid open for a period of at least 45 days and that the bid be approved by Unitholders holding at least 50% of the Trust Units, other than the Trust Units held by the potential bidder. In addition, if a Unitholder acquires more than 20% of the outstanding Trust Units, other Unitholders may, at the discretion of the board of PrimeWest, acquire a number of Trust Units at 50% of the then prevailing market price, causing significant dilution to the 20% Unitholder. These rights may have the effect of delaying or deterring a change of control of the Trust, and could limit the price that investors might be willing to pay in the future for Trust Units.

THE REDEMPTION RIGHTS OF UNITHOLDERS IS LIMITED.

         Unitholders have a limited right to require the Trust to repurchase their Trust Units, which is referred to as a redemption right. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The Trust's ability to pay cash in connection with a redemption is subject to limitations.

Any securities which may be distributed IN SPECIE to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

              ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Reference is made to the consolidated financial statements of the Trust contained in the Annual Report, which financial statements are hereby incorporated into this Annual Information Form by reference.

                           SELECTED ANNUAL INFORMATION

($000's except per Trust Unit)                                       FOR THE YEAR ENDED DECEMBER 31

                                                           2002         2001        2000        1999         1998
                                                         ----------------------------------------------------------
EARNINGS INFORMATION
Total Revenue, net of royalties..................         264,248     306,515     156,561      83,063        66,057
Expenses, including D, D & A and taxes...........         263,628     226,979     100,949      77,078        79,604
Net Income (Loss) ...............................             620      79,536      55,612       5,985      (13,547)
Net Income (Loss) per Trust Unit ($)
        Basic....................................            0.02        3.12        5.00        0.72        (1.72)
        Diluted..................................            0.02        3.08        4.84        0.72        (1.72)

CASH DISTRIBUTION INFORMATION
Cash Available for Distribution..................         159,546     236,834      79,832      37,728        26,030
Cash Distribution to Trust Unitholders ..........         157,951     234,465      79,033      37,351        25,769
Cash Distribution per Trust Unit ($).............            4.80        9.24        7.08        4.40          3.28

BALANCE SHEET INFORMATION
Total Assets ....................................       1,502,252   1,522,310     441,573     320,210       316,140
Long Term Debt, including current portion .......         225,000     195,067      79,046      92,286        73,112
Average Trust Units Outstanding (000's)..........          34,134      25,633      11,162       8,491         7,857


                         SELECTED QUARTERLY INFORMATION

($000's except per Trust Unit)                                   FOR THE QUARTERS ENDED - 2002
                                              --------------------------------------------------------------------
                                                 MARCH 31           JUNE 30       SEPTEMBER 30      DECEMBER 31
                                              ----------------   --------------  ---------------   ---------------
Total Revenue, net of royalties ........               69,442           62,198           63,814            68,794
Expenses including D, D & A and taxes ..               63,466           68,392           55,636            76,134
Net Income (Loss).......................                5,976          (6,194)            8,178           (7,340)
Net Income (Loss) per Trust Unit
     Basic..............................                 0.05           (0.05)             0.24            (0.19)
     Diluted............................                 0.04           (0.05)             0.24            (0.19)

                                                                 FOR THE QUARTERS ENDED - 2001
                                              --------------------------------------------------------------------
                                                 MARCH 31           JUNE 30       SEPTEMBER 30      DECEMBER 31
                                              ----------------   --------------  ---------------   ---------------
Total Revenue, net of royalties ........               56,990           87,974           83,105            78,446
Expenses including D, D & A and taxes...               32,800           53,742           59,255            81,182
Net Income .............................               24,190           34,232           23,850           (2,736)
Net Income per Unit
     Basic..............................                 1.80             1.32             0.80            (0.08)
     Diluted............................                 1.76             1.32             0.80            (0.08)

         In addition, applicable securities laws require the Trust to provide certain historical financial statements of Cypress in connection with any offering of Trust Units. Those financial statements are attached to this Annual Information Form as Schedule A.


                 SELECTED FINANCIAL AND OPERATIONAL INFORMATION

         The information in the tables below sets forth certain quarterly comparative financial and operations data which is intended to supplement the financial and operations results otherwise set forth herein and in the documents incorporated by reference herein.

               AVERAGE DAILY PRODUCTION VOLUME (BEFORE ROYALTIES)

                                                                 FOR THE QUARTERS ENDED - 2002
                                               -------------------------------------------------------------------
                                                  MARCH 31          JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------
       Crude Oil (bbls/d)................               10,244           8,990             8,975            8,766
       Natural Gas Liquids (bbls/d)......                2,240           2,055             1,950            1,878
       Natural Gas (mmcf/d)..............                113.3           111.1             115.5            114.2

                                                                 FOR THE QUARTERS ENDED - 2001
                                               -------------------------------------------------------------------
                                                 MARCH 31           JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------

       Crude Oil (bbls/d)................                6,988          11,453            11,216           10,425
       Natural Gas Liquids (bbls/d)......                1,613           2,614             2,414            2,441
       Natural Gas (mmcf/d)..............                 49.6           127.7             121.3            119.7

                 AVERAGE MARGINS - CRUDE OIL AND NGLS (PER BBL)

                                                                 FOR THE QUARTERS ENDED - 2002
                                               -------------------------------------------------------------------
                                                  MARCH 31          JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------

       Average net product price.........                32.07           31.62             34.57            33.12
       Royalties.........................                 4.40            4.89              6.36             6.81
       Operating expenses (1)............                 5.10            5.44              5.38             6.16
       Margin received...................                20.58           21.29             22.83            20.15

                                                                 FOR THE QUARTERS ENDED - 2001
                                               -------------------------------------------------------------------
                                                  MARCH 31          JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------

       Average net product price.........                33.05           35.35             32.37            28.98
       Royalties.........................                 5.78            6.42              6.24             4.32
       Operating expenses (1)............                 5.49            4.80              6.08             5.69
       Margin received...................                21.78           24.13             20.05            18.97

NOTE:
1. Operating expenses have been allocated to crude oil and NGLs produced based on the relative production of crude oil and NGLs as compared to production of natural gas.

AVERAGE MARGINS - NATURAL GAS (PER MCF)

                                                                 FOR THE QUARTERS ENDED - 2002
                                               -------------------------------------------------------------------
                                                  MARCH 31          JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------
       Average net product price.........                 4.38            4.47              4.07             5.09
       Royalties.........................                 0.57            0.97              0.73             1.02
       Operating expenses (1)............                 0.85            0.91              0.90             1.03
       Margin received...................                 3.15            2.60              2.45             3.04


                                                                 FOR THE QUARTERS ENDED - 2001
                                               -------------------------------------------------------------------
                                                  MARCH 31          JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------

       Average net product price.........                10.38            6.21              5.32             5.16
       Royalties.........................                 2.50            1.70              0.75             0.67
       Operating expenses (1)............                 0.92            0.81              0.91             0.95
       Margin received...................                 6.96            3.70              3.66             3.54

NOTE:
1. Operating expenses have been allocated to natural gas produced based on the relative production of natural gas as compared to production of crude oil and NGLs.


                       CAPITAL EXPENDITURES (IN THOUSANDS)

                                                                 FOR THE QUARTERS ENDED - 2002
                                               -------------------------------------------------------------------
                                                 MARCH 31           JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------
       Property acquisitions.............                  291           1,089            25,062           33,164
       Exploration, including drilling...                   --              --                --               --
       Development, including facilities.               23,339           6,536            15,429           17,843
       Other (1).........................                1,128           1,187             1,337            2,256

                                                                 FOR THE QUARTERS ENDED - 2001
                                               -------------------------------------------------------------------
                                                 MARCH 31           JUNE 30       SEPTEMBER 30      DECEMBER 31
                                               ----------------  --------------   ---------------   --------------

       Property acquisitions.............        $     767,569     $     4,713     $       2,894      $    47,422
       Exploration, including drilling...                   --              --                --               --
       Development, including facilities.                6,197          16,132            24,608           33,510
       Other (1).........................                  666             575               609            1,607

NOTE:
1. Other capital expenditures include capitalized general and administrative expenses and other corporate expenditures.


                  ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

         Reference is made to the information under the heading "Management's Discussion and Analysis" in the Annual Report, which information is hereby incorporated into this Annual Information Form by reference.

                         ITEM 6: MARKET FOR SECURITIES

         The outstanding Trust Units of the Trust are listed for trading on the Toronto Stock Exchange under the symbol PWI.UN and on the New York Stock Exchange under the symbol PWI. The outstanding Class A Exchangeable Shares of PrimeWest are listed for trading on the Toronto Stock Exchange under the symbol PWX.

                         ITEM 7: DIRECTORS AND OFFICERS

         The Trust has no directors or officers. The following information pertains to the board of directors of PrimeWest and the officers of PrimeWest.

DIRECTORS

         The Trust has the right to nominate and elect a majority of the board of directors of PrimeWest to serve until the next annual meeting of Unitholders. The names of the nominees for election as directors, their municipalities of residence, principal occupations, year in which each became a director of PrimeWest and numbers of Trust Units beneficially owned or over which control or direction is exercised by such persons, as at December 31, 2002, are as follows:

                                                                                            TRUST UNITS BENEFICIALLY
                                             DIRECTOR OF                                   OWNED OR OVER WHICH CONTROL
NAME AND PRESENT PRINCIPAL                    PRIMEWEST          MUNICIPALITY OF          OR DISCRETION IS EXERCISED AS
OCCUPATION OR EMPLOYMENT                        SINCE               RESIDENCE                  AT DECEMBER 31, 2002
------------------------                        -----               ---------                  --------------------
HAROLD P. MILAVSKY(1)(2)(3)                      1996           Calgary, Alberta                    19,152
Chairman
Quantico Capital Corp.

BARRY E. EMES(3)                                 1996           Calgary, Alberta                    2,250
Partner
Stikeman Elliott LLP

HAROLD N. KVISLE(1)(2)(3)                        1996           Calgary, Alberta                    10,911
President
TransCanada PipeLines Limited

KENT J. MACINTYRE                                1996           Calgary, Alberta                  696,940(4)
Independent Businessman

MICHAEL W. O'BRIEN(1)(2)(3)                      2000           Canmore, Alberta                    2,500
Corporate Director

W. GLEN RUSSELL(1)(2)(3)                         2003           Calgary, Alberta                     Nil
Management Consultant

NOTES:
1.   Member of the Audit and Reserves Committee.
2.   Member of the Compensation Committee.
3.   Member of the Corporate Governance and Nominating Committee.
4. Includes Trust Units and 1,032,030 Class A Exchangeable Shares (which, at December 31, 2002, were exchangeable into 386,537 Trust Units), of which 250,158 Trust Units and all Class A Exchangeable Shares were held by Canadian Income Fund Group Inc., a corporation wholly-owned by Mr. MacIntyre.

         Each of the foregoing persons has been engaged in the occupation set forth above or similar occupations with the same employer for the five preceding years, other than: (a) Mr. Kvisle who prior to May 2001 was Senior Vice President, Energy Operations of TransCanada Pipelines Limited (October 1999 to May 2001) and prior to October 1999 was President of Fletcher Challenge Energy Canada Inc.; (b) Mr. MacIntyre who prior to January 2003 was Vice-Chairman and Chief Executive Officer of PrimeWest; (c) Mr. O'Brien who prior to June 2002 was Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. (December 1999 to June 2002) and prior to December 1999 was Executive Vice-President of Sunoco Inc., a wholly-owned subsidiary of Suncor Energy Inc.; and (d) Mr. Russell who prior to January 1998 was President and Chief Operating Officer of Chauvco Resources Ltd.

OFFICERS

         The name, municipality of residence, position held and holdings of Trust Units by each officer of PrimeWest on the date hereof are set out below:

                                                                                  TRUST UNITS BENEFICIALLY OWNED OR
                                                                                 OVER WHICH CONTROL OR DISCRETION IS
                                                                                           EXERCISED AS
NAME AND MUNICIPALITY                       PRINCIPAL OCCUPATION                      AT DECEMBER 31, 2002(1)
---------------------                       --------------------                      -----------------------
Donald A. Garner                President and Chief Executive Officer                          5,303
Calgary, Alberta                Since January 2003

Timothy S. Granger              Chief Operating Officer                                         900
Calgary, Alberta                Since January 2003

Ronald J. Ambrozy               Vice-President, Business Development                          11,915
Calgary, Alberta                Since October 1997

Dennis G. Feuchuk               Vice-President, Finance and Chief Financial                   11,875
Calgary, Alberta                Officer
                                Since October 2001

James T. Bruvall                Partner, Stikeman Elliott LLP                                 18,787
Calgary, Alberta                (Secretary of PrimeWest since October 1996)

NOTE:
1.   Includes holdings of Class A Exchangeable Shares.


DONALD A. GARNER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Mr. Garner joined PrimeWest in June 2001 and has overall responsibility for leading and overseeing the business direction of the day-to-day business and operations. He has more than 24 years experience in the oil and gas industry. He was President and Chief Operating Officer of Northstar Energy Corporation from January 1998 to February 2001. Prior to that Mr. Garner spent a good portion of his career at Imperial Oil Limited in various capacities, including executive responsibility for the Oilsands Business Unit.

         An engineering graduate of the University of Saskatchewan, Mr. Garner has undertaken postgraduate studies through the Wharton School, The American Graduate School of International Management and University of Calgary.

TIMOTHY S. GRANGER, CHIEF OPERATING OFFICER

         Mr. Granger joined PrimeWest in June 1999 and has overall responsibility for the day-to-day business and operations of PrimeWest. Mr. Granger has more than 22 years of extensive experience in exploitation, production operations and asset management. From 1996 to 1999, Mr. Granger held various managerial positions at Pogo Canada Ltd. and Petro-Canada, including production engineering and upstream and corporate information technology. Prior to 1996, Mr. Granger held various management positions at Amerada Hess. From 1980 to 1991, Mr. Granger held various engineering positions at Dynex Petroleum, Canterra Energy and Dome Petroleum. Mr. Granger holds a P.Eng. (Mechanical) from Carlton University.

RONALD J. AMBROZY, VICE-PRESIDENT, BUSINESS DEVELOPMENT

         Mr. Ambrozy has over 28 years of experience in the petroleum and natural gas industry. Prior to joining PrimeWest in 1997, Mr. Ambrozy held progressively more senior positions at Gulf Canada Resources Limited, as well as manager of Gulf's asset management group. Mr. Ambrozy has a Bachelor of Science in Engineering from the University of Manitoba.

DENNIS G. FEUCHUK, VICE-PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

         Mr. Feuchuk joined PrimeWest in October 2001 and is responsible for the general financial operations of PrimeWest including tax and accounting matters. Mr. Feuchuk has over 27 years of experience in finance, accounting, audit and income tax in the oil and natural gas industry. He was Vice President, Controller of Gulf Canada Resources from February 1995 to February 2001. Mr. Feuchuk also was Vice President and Treasurer of Athabasca Oil Sands Trust from inception in December 1995 to February 2001. Mr. Feuchuk has a Bachelor of Business Management from Ryerson University and has completed the Richard Ivey School of Business Executive Development Program and is a Certified Management Accountant.

EMPLOYEES

         As of December 31, 2002, PrimeWest had 144 employees.

POTENTIAL CONFLICTS OF INTEREST

         Mr. Emes, a director of PrimeWest, and Mr. Bruvall, the Secretary of PrimeWest, are partners in a law firm which provides services to PrimeWest.

         The Board of Directors of PrimeWest does not believe that any of the activities set forth above and undertaken by such individuals interferes in any way with their ability to act in their respective capacities for PrimeWest and with a view to the best interests of PrimeWest.

                         ITEM 8: ADDITIONAL INFORMATION

         Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities, interests of insiders in material transactions and the compensation of the Manager, where applicable, is contained in the Circular. Additional financial information is provided in the Trust's consolidated comparative financial statements for the year ended December 31, 2002, contained in the Annual Report.

         Upon request to the Secretary of PrimeWest, the Trust will provide one copy of this Annual Information Form, together with one copy of any document incorporated herein by reference, one copy of the Annual Report (including the consolidated comparative financial statements of the Trust for the year ended December 31, 2002 and accompanying report of the auditors), one copy of any interim financial statements subsequent to the consolidated financial statements for the year ended December 31, 2002 and a copy of the Circular dated April 1, 2003.

         When securities of the Trust are in the course of a distribution pursuant to a short-form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of the Trust's securities, copies of the foregoing documents and any other documents that are incorporated by reference into the short form prospectus or preliminary short-form prospectus may also be obtained from the Secretary of PrimeWest.

                        GLOSSARY OF ABBREVIATIONS & TERMS

ABBREVIATIONS

         In this Annual Information Form measurements are given in standard Imperial or metric units only. The following table sets forth certain standard conversions:

         BBLS     Barrels                    MCF/D    1,000 cubic feet per day
         MBBLS    1,000 barrels              BCF      1,000,000,000 cubic feet
         MMBBLS   1,000,000 barrels          M3       1000 cubic metres
         BBLS/D   Barrels per day            BOE      barrels of oil equivalent
         MCF      1,000 cubic feet           MBOE     1,000 barrels of oil
                                                      equivalent
         MMCF     1,000,000 cubic feet       BOE/D    barrels of oil equivalent
                                                      per day
         MLT      1,000 long tons            MMBOE    millions of barrels of oil
                                                      equivalent


         For purposes of this document, 6 mcf of natural gas and 1 bbl of NGLs each equal 1 bbl of oil. This conversion rate is not based on price or energy content.

DEFINITIONS

         In this Annual Information Form, the capitalized terms set forth below have the following meanings:

ANNUAL REPORT means the 2002 Annual Report of PrimeWest Energy Trust filed on SEDAR at WWW.SEDAR.COM.

ARTC means Alberta royalty tax credit.

CASH DISTRIBUTION DATE means the date Distributable Income is paid to Unitholders, currently being the 15th day following any Record Date.

CIRCULAR means the Management Proxy Circular of PrimeWest Energy Trust, to be dated on or about April 1, 2003.

CLASS A EXCHANGEABLE SHARES means class A exchangeable shares in the capital of PrimeWest.

COMPUTERSHARE means Computershare Trust Company of Canada.

CONSOLIDATION means the consolidation of the Trust Units on a one for four basis, effective August 16, 2002.

CREDIT FACILITY means a bank syndication of Canadian chartered banks offering a maximum borrowing capability of $490 million.

CYPRESS means Cypress Energy Inc.

DECLARATION OF TRUST means the declaration of trust dated August 2, 1996 among the Trustee, PrimeWest and the Initial Unitholder (as therein defined), as amended and restated as of October 26, 2001, as amended from time to time.

DISTRIBUTABLE INCOME means all amounts received by the Trust in respect of the Royalty, ARTC and other income, less certain expenses and other deductions.

DRIP means the Distribution Reinvestment Plan of the Trust.

ESTABLISHED RESERVES, PROVED RESERVES and PROBABLE RESERVES have the meanings given to those terms in this Annual Information Form under the heading "Oil and Natural Gas Reserves".

GENERAL AND ADMINISTRATIVE COSTS means the amount in aggregate representing all expenditures and costs incurred by or in respect of PrimeWest, the Trust or the Royalty or in the management and administration of PrimeWest, the Trust or the Royalty.

GILBERT means Gilbert Laustsen Jung Associates Ltd.

GILBERT REPORT means the reserve report prepared by Gilbert evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to properties owned by PrimeWest and the Trust as at January 1, 2003.

MANAGER means PrimeWest Management Inc.

NEB means National Energy Board.

NET PRODUCTION REVENUE in respect of any period for which Net Production Revenue is calculated means the aggregate of:

         (a) the amount received or receivable by PrimeWest in respect of the sale of its interest in all Petroleum Substances produced from the properties;

         (b) Crown royalties and other Crown charges which are not deductible for income tax purposes to the extent those royalties are not included in the amounts described in paragraph (a);

         (c) PrimeWest's share of all other revenues which accrue in respect of the properties including, without limitation,

                  (i) fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in facilities that are part of the properties,

                  (ii) proceeds from the sale or licensing of seismic and similar data,

                  (iii) incentives, rebates and credits in respect of production costs or in respect of capital expenditures,

                  (iv)     overhead and other cost recoveries,

                  (v)      royalties and similar income; and

         (d)      ARTC applicable to the properties;

                  less

         (e) the amount of non-capital operating costs paid or payable by or on behalf of PrimeWest in respect of operating the properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom and all other amounts paid to third parties which are calculated with reference to production from the properties including, without limitation, gross overriding royalties and lessors' royalties, but excluding Crown royalties and other Crown charges and any site reclamation and abandonment costs.

OIL & GAS means PrimeWest Oil and Gas Corp.

PERSON means an individual, a body corporate, a partnership (limited or general), a joint venture, a trust, a pension fund, a union, a government and a governmental agency.

PETROLEUM SUBSTANCES means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with those petroleum, natural gas or related hydrocarbons.

PRIMEWEST means PrimeWest Energy Inc., a wholly-owned subsidiary of the Trust.

PRIMEWEST ROYALTY means PrimeWest Royalty Corp.

RECORD DATE means the last day in each month.

RESERVE LIFE INDEX means the amount obtained by dividing the quantity of reserves by the production of Petroleum Substances from those reserves for the year ending December 31, 2002.

RESOURCES means PrimeWest Resources Ltd.

RIGHTS PLAN means the Unitholder Rights Plan of the Trust which is embodied in the Unitholder Rights Plan Agreement dated as of March 31, 1999 between the Trust and the Trust Company of Bank of Montreal as rights agent, as amended and restated as of April 5, 2002 between the Trust and Computershare.

ROYALTY means the royalty payable by PrimeWest to the Trust pursuant to the Royalty Agreement, which royalty equals 99 percent of Royalty Income.

ROYALTY AGREEMENT means the amended and restated royalty agreement dated January 1, 2002 between PrimeWest and the Trustee as trustee for and on behalf of the Trust, as amended from time to time, regarding the creation and sale of the Royalty.

ROYALTY INCOME in respect of any period for which Royalty Income is calculated means Net Production Revenue less the aggregate of:

         (a) the Debt Service Charges, General and Administrative Costs and taxes (other than Crown royalties but including any capital taxes) payable by PrimeWest or the Trust;

         (b) capital expenditures intended to improve or maintain production from the properties or to acquire additional properties, in excess of amounts borrowed or designated as a deferred purchase price obligation pursuant to the Royalty Agreement, provided that the amount of capital expenditures that can be deducted will not be in excess of 10 percent of the annual net cash flow from the properties in the year before the year in which the determination is made;

         (c)      net contributions to PrimeWest's reclamation fund; and

         (d)      ARTC applicable to the properties.

Any income derived from properties which are not working, royalty or other interests in Canadian resource properties or which do not relate to production from working, royalty or other interests in Canadian resource properties, will not be included as Royalty Income and will be used to defray other expenses, capital expenditures of PrimeWest and Debt Service Charges.

TRUST means PrimeWest Energy Trust.

TRUST UNITS means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

TRUSTEE means Computershare, or its successor as trustee of the Trust.

UNITHOLDERS means the holders from time to time of one or more Trust Units.

VENATOR means Venator Petroleum Company Ltd.

                                   SCHEDULE A

                   FINANCIAL STATEMENTS OF CYPRESS ENERGY INC.

                                AUDITORS' REPORT





TO:      The Shareholders of Cypress Energy Inc.

We have audited the consolidated balance sheets of Cypress Energy Inc. as at December 31, 2000, 1999 and 1998 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.



Calgary, Canada                                 (signed) Ernst & Young LLP
April 16, 2001                                  Chartered Accountants

                               CYPRESS ENERGY INC.

                           CONSOLIDATED BALANCE SHEETS

                                AS AT DECEMBER 31
                            (IN THOUSANDS OF DOLLARS)

---------------------------------------------------------------------------------------------------------
                                                      2000                  1999                  1998
---------------------------------------------------------------------------------------------------------
Assets
Current assets (note 6)
       Accounts receivable                        $   31,813            $   17,112            $    9,531
       Deposits, prepaids and other                    2,531                 2,452                   542
       Assets held for resale (note 3)                    --                 5,395                    --
---------------------------------------------------------------------------------------------------------
                                                      34,344                24,949                10,073
Property and equipment (note 4)                      368,479               270,572               136,489
---------------------------------------------------------------------------------------------------------
                                                  $  402,823            $  295,531            $  146,562
=========================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
       Accounts payable and accrued
       liabilities                                $   47,870            $   25,511            $   10,392
---------------------------------------------------------------------------------------------------------
Long-term debt (note 6)                              113,889                92,760                34,559
Deferred rental obligation                               532                   772                     -
Future income taxes (note 8)                          61,743                 8,017                   518
Provision for future site restoration                  3,972                 2,043                   618
---------------------------------------------------------------------------------------------------------
                                                     180,136               103,592                35,695
Shareholders' Equity
       Share capital (note 7)                        149,747               155,478                96,921
       Retained earnings                              25,070                10,950                 3,554
---------------------------------------------------------------------------------------------------------
                                                     174,817               166,428               100,475

---------------------------------------------------------------------------------------------------------
                                                  $  402,823            $  295,531            $  146,562
=========================================================================================================

     Commitments and contingencies (notes 6 and 10)
     See accompanying notes

                               CYPRESS ENERGY INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS

                             YEARS ENDED DECEMBER 31
               (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

---------------------------------------------------------------------------------------------------------
                                                      2000                  1999                  1998
---------------------------------------------------------------------------------------------------------
Revenue
       Petroleum and natural gas sales            $  186,763            $   78,168            $   34,124
       Royalties, net of ARTC                        (45,180)              (17,270)               (7,098)
---------------------------------------------------------------------------------------------------------
                                                     141,583                60,898                27,026
---------------------------------------------------------------------------------------------------------
Expenses
       Production                                     18,394                11,983                 6,235
       General and administrative                      4,453                 3,508                 1,894
       Interest                                        7,785                 3,758                 1,281
       Depletion, depreciation and site
       restoration                                    41,912                26,417                14,332
---------------------------------------------------------------------------------------------------------
                                                      72,544                45,666                23,742
---------------------------------------------------------------------------------------------------------
Income before income taxes                            69,039                15,232                 3,284
=========================================================================================================
Income taxes
       Capital taxes                                   1,178                   746                   165
       Future income taxes (note 8)                   29,363                 7,049                 1,527
---------------------------------------------------------------------------------------------------------
                                                      30,541                 7,795                 1,692
---------------------------------------------------------------------------------------------------------
Net income for the year                               38,498                 7,437                 1,592
Retained earnings, beginning of year                  10,950                 3,554                 1,962
       Adjustment  to reflect  adoption of
       new income tax accounting
       policy (note 11)                              (20,195)                   --                    --
       Acquisition  of shares  in excess of
       carrying value                                 (4,183)                  (41)                   --
---------------------------------------------------------------------------------------------------------
Retained earnings, end of year                    $   25,070            $   10,950            $    3,554
=========================================================================================================
Earnings per common share (note 9)
---------------------------------------------------------------------------------------------------------
       Basic Class A and Class B shares           $     0.90            $     0.20            $     0.06
---------------------------------------------------------------------------------------------------------
       Fully diluted                              $     0.84            $     0.20            $     0.06
=========================================================================================================

     See accompanying notes

                               CYPRESS ENERGY INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             YEARS ENDED DECEMBER 31
               (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

---------------------------------------------------------------------------------------------------------
                                                      2000                  1999                  1998
---------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating Activities
       Net income for the year                    $   38,498            $    7,437            $    1,592
       Non-cash items
             Depletion, depreciation and site
             restoration                              41,912                26,417                14,332
             Future income taxes                      29,363                 7,049                 1,527
---------------------------------------------------------------------------------------------------------
       Cash flow from operations                     109,773                40,903                17,451
       Net change in non-cash working capital
       items                                          12,734                 1,561                 2,525
---------------------------------------------------------------------------------------------------------
                                                     122,507                42,464                19,976
---------------------------------------------------------------------------------------------------------
Funding Activities
       Increase in long-term debt                     21,129                31,373                 7,043
       Issue of Class A flow-through shares               --                 3,731                 1,995

       Issue of Special Warrants                          --                    --                20,600
       Issue of Class A shares on exercise of stock
       options                                         1,378                   991                   688
       Repurchase of Class A shares                   (9,577)                 (129)                   (3)
       Share issue and repurchase costs (note 7)         (47)               (1,724)               (1,157)
---------------------------------------------------------------------------------------------------------
                                                      12,883                34,242                29,166
---------------------------------------------------------------------------------------------------------
Investing Activities
       Additions to property and equipment          (135,096)              (79,732)              (48,917)
       Cash expenditures on acquisitions (note 5)         --               (3,682)                    --
       Cash acquired on acquisition (note 5)              --                 6,905                    --
       Site restoration and abandonment
       expenditures                                     (294)                 (197)                 (225)
---------------------------------------------------------------------------------------------------------
                                                    (135,390)              (76,706)              (49,142)
---------------------------------------------------------------------------------------------------------
Change in cash and cash, beginning and end of
       year                                               --                    --                    --
=========================================================================================================
Cash flow from operations per common share
       (note 9)
---------------------------------------------------------------------------------------------------------
       Basic Class A and Class B shares           $     2.56            $     1.09            $     0.68
---------------------------------------------------------------------------------------------------------
       Fully diluted                              $     2.39            $     1.04            $     0.60
=========================================================================================================

     See accompanying notes

                               CYPRESS ENERGY INC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 1999 AND 1998
                 (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

1.       DESCRIPTION OF THE BUSINESS

Cypress Energy Inc. ("Cypress" or the "Company") was incorporated under the laws of the Province of Alberta on November 16, 1995. The Company's business is related to the acquisition of petroleum and natural gas rights and the exploration for, and the development, exploitation and production of, petroleum and natural gas in Canada.

2.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the accounting polices summarized below.

PROPERTY AND EQUIPMENT

Capitalized Costs

The Company follows the full cost method of accounting in accordance with the guidelines issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical, equipment costs, staff costs and certain overhead expenses directly related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or when impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20 percent or more.

Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment is provided on accumulated costs using the unit of production method based on estimated proven petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation natural gas reserves and production are converted to equivalent barrels of oil using the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Depreciation of gas plants and related equipment is provided for on a straight-line basis over fifteen years.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

CEILING TEST

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed the aggregate of estimated future net revenues from production of proven reserves and the costs of unproved properties, net of impairment allowances, less estimated future production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using year-end prices and costs without escalation or discounting, and the income tax and Alberta Royalty Tax Credit legislation in effect at the year end.

OFFICE FURNITURE AND EQUIPMENT

Office furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets at rates varying between 15 percent and 20 percent.

FUTURE SITE RESTORATION AND ABANDONMENT COSTS

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration and abandonment in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Site restoration expenditures are charged to the accumulated provision account as incurred.

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

JOINT OPERATIONS

Substantially all of the Company's exploration and development activities are conducted jointly with others, and accordingly the consolidated financial statements reflect only the Company's proportionate interest in such activities.

FUTURE INCOME TAXES

The Company follows the liability method in accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs.

FLOW-THROUGH SHARES

A portion of the Company's exploration and development activities is financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through share issues, the tax attributes of the related expenditures are renounced to the share subscribers. To recognize the foregone tax benefits to Cypress, the flow-through shares issued are recorded net of the tax benefits renounced as the expenditures are incurred and renounced with a corresponding future tax liability recorded.

FINANCIAL INSTRUMENTS

Financial instruments of the Company consist mainly of accounts receivable, accounts payable and accrued liabilities and long-term debt. As at December 31, 2000, 1999 and 1998 there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments.

The Company also from time to time employs financial instruments to manage exposures related to interest rates, Canada/U.S. exchange rates and commodity prices. These instruments are not used for speculative trading purposes.

Gains and losses on exchange rate and commodity price hedges are included in revenues upon the sale of the related production provided there is reasonable assurance that the hedge is and will continue to be effective. Amounts received or paid under interest rate swaps are recognized in interest expense on an accrual basis.

STOCK BASED COMPENSATION PLAN

The Company follows the intrinsic value method of accounting for stock-based compensation plans. Consideration paid by employees, consultants or directors on the exercise of stock options is credited to share capital. Options are issued at current market value, consequently no compensation expense is recorded.

3.       ASSETS HELD FOR RESALE

On November 1, 1999 the Company acquired assets in the Thorsby area for $5.5 million. The Company has granted a third party an irrevocable option, exercisable through May 14, 2000, to purchase these assets for a purchase price equal to the original acquisition cost of $5.5 million subject to adjustments relating to operations from November 1, 1999 to the option exercise date. Assets held for resale has been shown net of revenue attributable to the property during the option period to date of $0.1 million. On March 3, 2000 the option was exercised and the properties were sold to the option holder.

4.       PROPERTY AND EQUIPMENT

---------------------------------------------------------------------------------------------------------
                                                      2000                  1999                  1998
---------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties              $  449,895            $  312,624            $  153,392
Office furniture and equipment                         1,170                   845                   497
---------------------------------------------------------------------------------------------------------
                                                     451,065               313,469               153,889
Accumulated depletion and depreciation               (82,586)              (42,897)              (17,400)
---------------------------------------------------------------------------------------------------------
Net property and equipment                        $  368,479            $  270,572            $  136,489
=========================================================================================================


At December 31, 2000 the Company estimates its liability for future site restoration and abandonment to be $12.6 million (net of the year-end accumulated provision) (1999 - $7.8 million; 1998 - $3.3 million).

At December 31, 2000 $34.5 million (1999 - $31.4 million; 1998 - $9.5 million)
of costs associated with unproved properties have been excluded from costs subject to depletion.

5.       ACQUISITIONS

         (a)      ACQUISITION OF CANADIAN CONQUEST EXPLORATION INC.

In May, 1999, the Company acquired all of the common shares of Canadian Conquest Exploration Inc. ("Canadian Conquest"). Canadian Conquest was amalgamated with Cypress effective September 1, 1999. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

Net working capital                                     $                 1,140

Property and equipment                                                   75,396

Long-term debt                                                          (26,828)

Rent obligation                                                          (1,207)

Provision for deferred taxes                                             (1,215)

Provision for future site restoration                                      (702)
--------------------------------------------------------------------------------
Total Consideration                                     $                46,584
================================================================================

Consideration was comprised of

Cash                                                    $                 3,619

Issue of 10,479,200 Class A shares at $4.10 per share                    42,965
--------------------------------------------------------------------------------
Total Consideration                                     $                46,584
================================================================================


1)       ACQUISITION OF GARDINER EXPLORATION LIMITED

In July, 1999, the Company acquired all of the common shares of Gardiner Exploration Limited ("Gardiner"). Gardiner was amalgamated with Cypress effective September 1, 1999. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

Cash                                                    $                 6,905

Net non-cash working capital                                                623

Property and equipment                                                    8,280
--------------------------------------------------------------------------------
Total Consideration                                     $                15,808
================================================================================

Consideration was comprised of

Cash                                                    $                    63

Issue of 2,581,200 Class A shares at $6.10 per share                     15,745
--------------------------------------------------------------------------------
Total Consideration                                     $                15,808
================================================================================


6.       LONG-TERM DEBT

At December 31, 2000, the Company had a $180.0 million syndicated revolving term credit facility, which was subsequently increased to $200.0 million. The loan facility provides that advances may be made by way of direct advances, bankers acceptances or U.S. dollar LIBOR advances which bear interest at the applicable bankers' acceptances or LIBOR rates plus an applicable bank fee per annum or the bank's prime lending rate depending on the nature of the advance. The authorized limit is subject to an annual review and redetermination of the Company's borrowing base by the bank.

The effective interest rate on the amounts outstanding under the facility at December 31, 2000 was 6.8 percent (1999 - 5.7 percent; 1998 - 5.9 percent).

Cash interest paid for the years ended December 31, 2000, 1999 and 1998 approximated interest expense.

Collateral pledged for the facility consists of a fixed and floating charge demand debenture in the principal amount of $300.0 million conveying a floating charge on all of the property and assets of the Company.

While the credit facility is demand in nature, the bank has stated that it is not its intention to call for repayment before December 31, 2001 provided that there is no adverse change in the Company's financial position. Accordingly, the loan advances are classified as long-term.

At December 31, 2000, the Company was party to a contract to fix the interest rate on $9.0 million of its loan advances at approximately 6.8 percent until March 11, 2002. In addition, the counterpart to the contract has an option to extend the contract at its expiry to March 11, 2004 at the same rate and for the same notional amount. If the Company were required to settle this contract at December 31, 2000, a cash payment of approximately $0.2 million would be required.

7.       SHARE CAPITAL

AUTHORIZED:

Unlimited number of Class A and Class B common voting shares

ISSUED:

                                             2000                          1999                           1998
----------------------------------------------------------------------------------------------------------------------------
                                   NUMBER OF                    NUMBER OF                       NUMBER OF
                                    SHARES                       SHARES                          SHARES
                                    (000S)         AMOUNT        (000S)           AMOUNT          (000S)           AMOUNT
----------------------------------------------------------------------------------------------------------------------------
Class A Shares
Outstanding, beginning of year       42,521    $   161,211       28,256      $    97,867          23,408      $      74,587
On acquisition of Canadian
Conquest (see note 5)                    --             --       10,479           42,965              --                 --
On acquisition of Gardiner (see
note 5)                                  --             --        2,581           15,745              --                 --
Private Placement (a)                    --             --          746            3,731             547               1,995
Adjustment to reflect adoption
of new income tax accounting
policy (see note 11)                     --         (1,668)          --               --              --                 --
Special Warrants financings (b)          --             --           --               --           4,000             20,600

Repurchase of Class A Shares         (1,438)        (5,394)         (24)             (88)             (1)                (3)
Exercised stock options                 410          1,378          483              991             302                688
----------------------------------------------------------------------------------------------------------------------------
Class A Shares
Outstanding, end of year             41,493        155,527       42,521          161,211          28,256             97,867
----------------------------------------------------------------------------------------------------------------------------
Class B Shares (c)
Outstanding, beginning and end                                      558            5,580
of year                                 558          5,580                                           558              5,580
----------------------------------------------------------------------------------------------------------------------------
                                                   161,107                       166,791                            103,447
Share issue costs (d)                               (4,179)                       (4,132)                           ( 3,173)
Tax benefits renounced (a)                          (7,181)                       (7,181)                            (3,353)
----------------------------------------------------------------------------------------------------------------------------
Total Share Capital                            $   149,747                  $    155,478                     $       96,921
============================================================================================================================

(a)               On December 31, 1999 Cypress issued 746,263 (1998 - 546,574)
                  flow-through shares at $5.00 (1998 - $3.65) per share resulting in gross proceeds of $3.7 million (1998 - $2.0 million).

         During 2000, in accordance with the terms of the flow-through share offering and pursuant to certain provisions of the Income Tax Act (Canada), Cypress incurred aggregate exploration expenditures of $3.7 million and renounced the tax benefits to the purchasers of its flow-through shares.

(b) On March 30, 1998, Cypress completed a Special Warrants financing consisting of 4,000,000 Special Warrants at $5.15 per Special Warrant for gross proceeds of $20.5 million. The Special Warrants were converted in April, 1998 into 4,000,000 Class A shares for no additional consideration.

(c) The Class B shares are convertible at the option of Cypress into Class A shares at any time after March 1, 2000 and before March 1, 2002. After March 1, 2002 the Class B shares are convertible at the option of the shareholder until June 30, 2002 when all remaining Class B shares will be deemed to be converted. The number of Class A shares to be issued on conversion of each Class B share will be equal to $10.00 divided by the greater of $1.00 or the current market price of the Class A shares at the conversion date.

(d) The total share issue costs incurred related to the 2000, 1999 and 1998 share issues were $0.05 million, $1.7 million and $1.2 million respectively. A charge to share capital of $0.05 million (1999 - $1.0 million; 1998 - $0.6 million) was recorded to reflect these costs, with no associated estimated future tax benefit in 2000 (1999 - estimated deferred tax benefit of $0.7 million; 1998 - $0.6 million).

STOCK OPTIONS

The Company has established a stock option plan whereby options may be granted to its directors, officers and employees. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years. The stock options are exercisable over a five-year period from the date of grant. The options are exercisable on a cumulative basis of 20 percent immediately and 20 percent per year for each of the first four years of the plan. No compensation expense is recognized for the plan when stock options are issued or exercised. The following is a continuity of stock options outstanding for which shares have been reserved:

                                              2000                           1999                        1998
-------------------------------------------------------------------------------------------------------------------------
                                                     WEIGHTED                      WEIGHTED
                                                     AVERAGE                        AVERAGE                    WEIGHTED
                                                     EXERCISE                      EXERCISE                     AVERAGE
                                    SHARES            PRICE        SHARES            PRICE      SHARES         EXERCISE
                                    (000S)             ($)         (000S)             ($)       (000S)           PRICE
-------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year          3,582            $  3.96       2,181            $   3.06     1,456          $    2.51
   Granted                          1,009            $  6.82       1,925            $   4.48     1,119          $    3.55
   Exercised                         (410)           $  3.39        (483)           $   2.05      (302)         $    2.05
   Cancelled                          (43)           $  3.53         (41)           $   3.37       (92)         $    2.99
-------------------------------------------------------------------------------------------------------------------------
Balance, end of year                4,138            $  4.71       3,582            $   3.96     2,181          $    3.06
=========================================================================================================================

The following summarizes information about stock options outstanding at December 31, 2000:

                                                           WEIGHTED
                                                            AVERAGE
                                             NUMBER       REMAINING           WEIGHTED         NUMBER          WEIGHTED
RANGE OF                                OUTSTANDING     CONTRACTUAL            AVERAGE    EXERCISABLE           AVERAGE
EXERCISE                                AT 12/31/00            LIFE           EXERCISE    AT 12/31/00          EXERCISE
PRICES                                       (000S)         (YEARS)              PRICE         (000S)             PRICE
------------------------------------------------------------------------------------------------------------------------
$ 1.78 to $ 2.75                                212             1.1    $          2.21            181   $          2.12
$ 3.15 to $ 3.75                              1,065             2.6    $          3.48            492   $          3.52
$ 4.10 to $ 4.95                              1,805             3.5    $          4.53            709   $          4.52
$ 5.45 to $ 6.00                                397             4.3               5.94             81              5.96
$ 6.85 to $ 7.30                                659             4.9    $          7.29            132   $          7.29
------------------------------------------------------------------------------------------------------------------------
                                              4,138             3.4    $          4.71          1,595   $          4.24
========================================================================================================================

8.      FUTURE INCOME TAXES

The liability for future income taxes is primarily due to the excess carrying value of property plant and equipment over the associated tax basis.

The effective tax rate used in the financial statements differs from the statutory income tax rate due to the following:

                                                                2000               1999            1998
------------------------------------------------------------------------------------------------------------
Statutory tax rate                                             44.7%              45.0%            45.0%
------------------------------------------------------------------------------------------------------------
Calculated income tax expense                        $        30,840    $         6,796     $      1,478
Increase (decrease) in income tax resulting from:
Non-deductible Crown payments (net of ARTC)                   15,007              4,757            1,174
Resource allowance                                          (16,103)            (6,321)           (2,445)
Other                                                          (381)              1,817            1,320
------------------------------------------------------------------------------------------------------------
Total future income tax                                       29,363              7,049            1,527
Large corporation and capital tax                              1,178                746              165
============================================================================================================
Income tax provision                                 $        30,541    $         7,795     $      1,692
============================================================================================================

As at December 31, 2000, the Company has exploration and development costs. undepreciated capital costs and unamortized share issue costs and loss carryforwards available for deduction against future taxable income in aggregate of approximately $209.2 million (1999 - $185.5 million; 1998 - $106.5 million).

Cash tax paid for the years ended December 31, 2000, 1999 and 1998 approximated the amounts reported above for large corporation and capital taxes for each of the years.

9.      PER SHARE AMOUNTS

The calculations of "earnings per common share-basic" and "cash flow from operations per common share - basic" are based on the weighted average number of Class A shares outstanding during the year ended December 31, 2000 of 42.9 million (1999 - 36.5 million; 1998 - $24.3 million). The "fully diluted" weighted average number of shares outstanding during the year ended December 31, 2000 is 46.5 million (1999 - 39.9 million; 1998 - $29.7 million). The number of shares for the calculation of "Class A and Class B" and "fully diluted" assumes that the Class B shares were deemed to be converted into Class A shares based on the conversion formula described in note 7(c) using the trading price of the Class A shares as at December 31, 2000 which was $9.75 (1999 - $6.10; 1998 - $3.85). The fully diluted number of shares also includes the effects of exercising outstanding stock options.

Cash flow from operations per share is based on cash flow from operations before changes in non-cash working capital items.

10.     COMMODITY MARKETING ARRANGEMENTS

As at December 31, 2000, physical delivery contracts were in effect to deliver a total of 5,201 gigajoules ("GJ") per day at prices as set out in the following table:

SALES
VOLUME                                                          CONTRACT EXPIRY
(GJ/DAY)                  TERMS                                           DATES
--------------------------------------------------------------------------------
2,740          AECO Daily Spot less $0.075/GJ                  October 31, 2002
2,461          AECO  Monthly plus variable premium, less 3%  September 30, 2003 marketing fee

The balance of 2000 gas sales was split between aggregator sales (approximately
13.5 mmcf/d) and spot gas sales. All liquids are sold on a spot basis.

At December 31, 2000, the Company had no financial natural gas contracts or swaps outstanding.

11.     CHANGE IN ACCOUNTING POLICY - FUTURE INCOME TAX

Effective January 1, 2000, Cypress adopted the Canadian Institute of Chartered Accountants' new accounting recommendations with respect to income taxes. The new recommendations were applied retroactively without restatement of prior year financial statements. The application of the new liability method for income taxes resulted in a change against retained earnings of $20.2 million (largely as a result of prior years' corporate acquisitions). There was a corresponding increase to the Company's liability for future income taxes of $24.4 million, an increase to property plant and equipment of $2.5 million and a reduction to share capital of $1.7 million.

Prior to the adoption of the new recommendation, the Company followed the deferral method of accounting for income taxes. Under this method, the Company provided for deferred income taxes to the extent that income taxes otherwise payable were reduced by exploration and development costs and capital cost allowances in excess of the depletion and depreciation provisions recorded in the accounts.

12.     SUBSEQUENT EVENTS

On February 28, 2001 the Company announced that it had mailed to the registered shareholders of Ranchero Energy Inc. ("Ranchero") its Offer to Purchase ("Offer") all of the outstanding Class A shares of Ranchero ("Ranchero shares") on the basis of, for each Ranchero share, $1.68 in cash or 0.1723 of a Class A share of Cypress, subject to an aggregate maximum of 1,076,900 Class A shares of Cypress and subject to pro-ration. On March 23, 2001 the Company announced that all of the conditions to the Offer were satisfied.

On February 16, 2001 PrimeWest Energy Trust ("PrimeWest") and Cypress jointly announced that they had entered into an agreement whereby PrimeWest offered to purchase all of the issued and outstanding common shares of Cypress. The offer consisted of cash of $14.00 per Cypress share up to a maximum of $60.0 million, or, at the option of the Cypress shareholder, 1.45 PrimeWest Trust Units or 1.45 exchangeable shares of a subsidiary of PrimeWest (subject to a maximum of 5.44 million exchangeable shares). On March 29, 2001, PrimeWest announced that all of the conditions to the Offer were satisfied.

                                                                      DOCUMENT 2
                                                                      ----------


MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The consolidated financial statements of PrimeWest Energy Trust and Management's Discussion and Analysis (MD&A) were prepared by, and are the responsibility of, the management of PrimeWest Energy Inc. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to safeguard assets and ensure that transactions are properly authorized and recorded and form part of these financial statements. Where estimates are used in the preparation of these financial statements, management has ensured that careful judgement has been made and that these estimates are reasonable, based on all information known at the time the estimates are made.

The Board of Directors of PrimeWest is responsible for ensuring that management fulfills its responsibilities for financial reporting, and it has reviewed and approved these financial statements and MD&A. The Board carries out this responsibility through the audit and reserves committee, which consists of the independent directors of the Board.

Unitholders have appointed the external audit firm of PricewaterhouseCoopers LLP to express their opinion on the consolidated financial statements. The auditors have full and unrestricted access to the audit and reserves committee to discuss their findings.

((signed))                                                            ((signed))
Don Garner                                                     Dennis G. Feuchuk
PRESIDENT AND CHIEF EXECUTIVE OFFICER                VICE-PRESIDENT, FINANCE AND
FEBRUARY 7, 2003                                         CHIEF FINANCIAL OFFICER



                                AUDITORS' REPORT

To the unitholders of PrimeWest Energy Trust:

We have audited the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2002, 2001 and 2000 and the consolidated statements of income, cash distributions, unitholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

((signed))

PricewaterhouseCoopers LLP, CHARTERED ACCOUNTANTS
CALGARY, ALBERTA
FEBRUARY 7, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31 (thousands of Canadian dollars)         2002                      2001                    2000
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Accounts Receivable                              $ 71,635                  $ 60,609                $ 40,561
     Prepaid Expenses                                    9,759                     9,112                   4,398
     Inventory                                           2,204                     3,173                     840
-----------------------------------------------------------------------------------------------------------------
                                                        83,598                    72,894                  45,799
Cash Reserved for Site Restoration
     and Reclamation (NOTE 7)                               12                       755                     398
Property, Plant and Equipment (NOTE 4)               1,404,463                 1,448,661                 395,376
Other Assets (NOTE 5)                                   14,179                        --                      --
-----------------------------------------------------------------------------------------------------------------
                                                   $ 1,502,252               $ 1,522,310               $ 441,573
=================================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY
Current Liabilities
     Bank Overdraft                                    $ 3,057                  $ 14,613                   $ 834
     Accounts Payable                                   43,109                    26,207                  19,057
     Accrued Liabilities                                23,950                    39,350                  13,440
     Accrued Distributions to Unitholders               13,918                    11,980                   9,961
     Due to Related Company (NOTE 10)                       --                    10,108                   2,057
     Current Portion of Long-term Debt (NOTE 6)             --                        67                     106
-----------------------------------------------------------------------------------------------------------------
                                                        84,034                   102,325                  45,455

Long-term Debt (NOTE 6)                                225,000                   195,000                  78,940
Future Income Taxes (NOTE 11)                          339,888                   362,595                  16,596
Site Restoration and
     Reclamation Provision (NOTE 7)                      6,232                     6,113                   1,958
-----------------------------------------------------------------------------------------------------------------
                                                       655,154                   666,033                 142,949
Unitholders' Equity
Net Capital Contributions (NOTE 8)                   1,299,968                 1,152,551                 435,342
Capital Issued but Not Distributed                         884                     1,035                     614
Long-Term Incentive Plan Equity (NOTE 9)                10,068                     7,932                   8,930
Accumulated Income                                     123,170                   122,550                  43,014
Accumulated Cash Distributions                        (578,934)                 (420,983)               (186,518)
Accumulated Dividends                                   (8,058)                   (6,808)                 (2,758)
                                                       847,098                   856,277                 298,624
-----------------------------------------------------------------------------------------------------------------
                                                   $ 1,502,252               $ 1,522,310               $ 441,573
=================================================================================================================

Commitments and Contingencies (NOTE 13)
The accompanying notes form an integral part of these financial statements.


((signed))                                                           ((signed))
Harold P. Milavsky                                                   Don Garner
CHAIRMAN OF THE BOARD OF DIRECTORS        PRESIDENT AND CHIEF EXECUTIVE OFFICER

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

For the Years Ended December 31
(thousands of Canadian dollars)                           2002                      2001                    2000
-----------------------------------------------------------------------------------------------------------------
Unitholders' Equity - Beginning of Year,
     as previously reported                          $ 856,277                 $ 298,624               $ 200,039
     Future Income Tax
         Accounting Change (NOTE 11)                        --                        --                  (10,219
     Net Income for the Year                               620                    79,536                  55,612
     Capital Contributions, Net of Costs               147,417                   717,209                 124,293
     Cash Distributions                               (157,951)                 (234,465)                (79,033)
     Dividends                                          (1,250)                   (4,050)                 (1,612)
     Long-Term Incentive Plan Equity                     2,136                      (998)                  8,930
     Capital Issued but Not Distributed                   (151)                      421                     614
-----------------------------------------------------------------------------------------------------------------
Unitholders' Equity - End of Year                    $ 847,098                 $ 856,277               $ 298,624
=================================================================================================================

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31
(thousands of Canadian dollars,
except per Trust Unit amounts)                            2002                      2001                    2000
-----------------------------------------------------------------------------------------------------------------
REVENUES
     Sales of Crude Oil, Natural Gas
         & Natural Gas Liquids                       $ 320,517                 $ 378,155               $ 191,339
     Crown & Other Royalties, Net of ARTC              (56,496)                  (73,156)                (35,157)
     Other Income                                          227                     1,516                     379
-----------------------------------------------------------------------------------------------------------------
                                                       264,248                   306,515                 156,561
EXPENSES
     Depletion, Depreciation & Amortization            181,956                   159,332                  42,865
     Operating                                          60,773                    58,951                  30,174
     General & Administrative                           11,281                    10,394                   4,140
     Unit Appreciation Rights                            6,125                     4,158                  10,296
     Interest                                           10,788                    13,800                   6,359
     Cash Management Fees (NOTE 10)                      3,982                     6,431                   3,277
     Non-Cash Management Fees (NOTE 10)                  1,414                     1,819                     731
     Cash Internalization Costs                          3,598                        --                      --
     Non-Cash Internalization Costs (NOTE 10)           13,124                        --                      --
-----------------------------------------------------------------------------------------------------------------
                                                       293,041                   254,885                  97,842
-----------------------------------------------------------------------------------------------------------------

Income/(Loss) Before Taxes for the Year                (28,793)                   51,630                  58,719
-----------------------------------------------------------------------------------------------------------------

Income and Capital Taxes                                 2,887                     2,428                     549
Future Taxes (Recovery) (NOTE 11)                      (32,300)                  (30,334)                  2,558
-----------------------------------------------------------------------------------------------------------------
                                                       (29,413)                  (27,906)                  3,107
-----------------------------------------------------------------------------------------------------------------
Net Income                                           $     620                 $  79,536               $  55,612
-----------------------------------------------------------------------------------------------------------------
NET INCOME PER TRUST UNIT
     Basic                                           $    0.02                 $    3.12               $    5.00
     Diluted                                         $    0.02                 $    3.08               $    4.84
=================================================================================================================

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS

For the Years Ended December 31
(thousands of Canadian dollars,
except per Trust Unit amounts)                           2002                      2001                     2000
-----------------------------------------------------------------------------------------------------------------
Net Income for the Year                              $     620                 $  79,536               $  55,612
     Add Back (Deduct)
     Depletion, Depreciation & Amortization            181,956                   159,332                  42,865
     Cash (Retained)/Paid from Cash
         Available for Distribution                     (7,315)                   25,822                 (29,266)
     Contribution to Reclamation Fund                   (4,078)                   (3,499)                 (2,964)
     Management Fees Paid in Trust Units                 1,414                     1,819                     731
     Internalization Costs Paid in Trust Units          13,124                        --                      --
     Unit Appreciation Rights Expense                    6,125                     4,158                  10,296
     Future Income Taxes (Recovery)                    (32,300)                  (30,334)                  2,558
-----------------------------------------------------------------------------------------------------------------
                                                     $ 159,546                 $ 236,834               $  79,832
=================================================================================================================

Cash Distributions to Trust Unitholders (99%)        $ 157,951                 $ 234,465               $  79,033
=================================================================================================================
Cash Distributions per Trust Unit (1)                $    4.80                 $    9.24               $    7.08
=================================================================================================================

(1) After giving effect to 4 for 1 Trust Unit consolidation on August 16, 2002.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Years Ended December 31
(thousands of Canadian dollars)                          2002                      2001                     2000
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net Income for the Year                         $     620                 $  79,536               $  55,612
     Add: (Deduct) Items Not Involving
         Cash Flow from Operations
           Depletion, Depreciation & Amortization      181,956                   159,332                  42,865
           Non-Cash Internalization Costs               13,124                        --                      --
           Unit Appreciation Rights Expense              6,125                     4,158                  10,296
           Non-Cash Management Fees                      1,414                     1,819                     731
           Future Income Taxes                         (32,300)                  (30,334)                  2,558
-----------------------------------------------------------------------------------------------------------------
     Cash Flow from Operations                         170,939                   214,511                 112,062
     Expenditures on Site Restoration
         & Reclamation (NOTE 7)                         (3,909)                   (3,769)                 (3,561)
     Change in Non-Cash Working Capital                (10,729)                  (20,487)                (15,570)
-----------------------------------------------------------------------------------------------------------------
                                                       156,301                   190,255                  92,931
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Proceeds from Issue of Trust Units,
         Net of Costs                                  118,333                   159,542                  38,036
     Acquisition of Trust Units pursuant to
         Normal Course Issuer Bid                           --                        --                    (926)
     Cash Distributions to Unitholders                (145,887)                 (223,658)                (77,173)
     Dividends Paid                                     (1,250)                     (602)                 (1,612)
     Increase (Decrease) in Long-Term Debt              29,933                   (62,980)                (41,449)
     Change in Non-Cash Working Capital                  1,797                     2,019                   6,291
-----------------------------------------------------------------------------------------------------------------
                                                         2,926                  (125,679)                (76,833)
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Expenditures on Property,
         Plant and Equipment                           (69,055)                  (84,206)                (25,791)
     Acquisition of Capital/
         Corporate Assets (NOTES 3 AND 10)             (59,606)                  (84,054)                 (6,306)
     Proceeds on Disposition of Property,
         Plant and Equipment                             4,529                    78,144                     855
     Expenditures for Future Acquisition (NOTE 5)      (14,179)                       --                      --
     Cash Reserved for Future Site
         Restoration & Reclamation                         743                      (357)                    661
     Proceeds on Disposition of
         Short-Term Investments                             --                        --                      174
     Change in Non-Cash Working Capital                (10,103)                   12,118                   7,971
-----------------------------------------------------------------------------------------------------------------
                                                      (147,671)                  (78,355)                (22,436)
-----------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH FOR THE YEAR                11,556                   (13,779)                 (6,338)
CASH (BANK OVERDRAFT), BEGINNING OF YEAR               (14,613)                     (834)                  5,504
-----------------------------------------------------------------------------------------------------------------
(BANK OVERDRAFT), END OF YEAR                        $  (3,057)                $ (14,613)              $    (834)
=================================================================================================================
CASH INTEREST PAID                                   $  10,275                 $  13,159               $   6,872
=================================================================================================================
CASH TAXES PAID                                      $   3,960                 $     460               $     453
=================================================================================================================

The accompanying notes form an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (all amounts are expressed in thousands of Canadian dollars unless otherwise indicated)

1. Structure Of The Trust

         PrimeWest Energy Trust (the Trust) is an open-ended investment trust formed under the laws of Alberta in accordance with a declaration of trust dated August 2, 1996. The beneficiaries of the Trust are the holders of Trust Units (the unitholders).

         The common shares of PrimeWest Energy Inc. (PrimeWest) are 100% owned by the Trust.

         The principal undertaking of the Trust's operating company, PrimeWest, is to acquire and hold, directly and indirectly, interests in oil and gas properties. One of the Trust's primary assets is a royalty entitling it to receive 99% of the net cash flow generated by the oil and gas interests owned by PrimeWest. The royalty acquired by the Trust effectively transfers substantially all of the economic interest in the properties to the Trust.

         On November 4, 2002, unitholders voted, by a 92% majority, to internalize management. PrimeWest Management Inc. received a total of $26.3 million. Approximately $13.2 million related to the acquisition of the 1% retained royalty and was recorded as an acquisition in property, plant and equipment. The balance was charged to non-cash internalization expense. In addition, retention provisions for senior management totaling $3.5 million were agreed to and $1.5 million was accrued relating to the termination of the management incentive program (see Note 10).

2. Accounting Policies

         CONSOLIDATION

         These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, PrimeWest, PrimeWest Management Inc., and PrimeWest Gas Inc. The Trust, through the royalty, obtains substantially all of the economic benefits of the operations of PrimeWest. In addition, the unitholders of the Trust elect the Board of Directors of PrimeWest.

         CASH AND SHORT TERM INVESTMENTS

         Short term investments, with maturities less than three months at date of acquisition, are considered to be cash equivalents and are recorded at cost, which approximates market value.

         INVENTORY

         Inventory is measured at lower of cost and net realizable value.

         PROPERTY, PLANT AND EQUIPMENT

         PrimeWest follows the full cost method of accounting. All costs of acquiring oil and gas properties and related development costs are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against earnings. Renewals and enhancements that extend the economic life of the capital asset are capitalized.

         Gains and losses are not recognized on disposition of oil and gas properties unless that disposition would alter the rate of depletion by 20% or more.

         I) CEILING TEST

         PrimeWest places a limit on the aggregate cost of capital assets which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby; capitalized costs, less accumulated depletion and site restoration, the lower of cost and market value of unproved land and future income taxes, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

         II) SITE RESTORATION AND RECLAMATION PROVISION

         PrimeWest provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site-restoration costs are charged against the accumulated liability. PrimeWest places cash in reserve to fund actual expenditures as they are incurred.

         III) DEPLETION, DEPRECIATION AND AMORTIZATION

         Provision for depletion and depreciation is calculated on the unit-of-production method, based on proved reserves before royalties. Reserves are estimated by independent petroleum engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content. Depreciation and amortization of head office furniture and equipment is provided for at rates ranging from 10% to 30%.

         JOINT VENTURE ACCOUNTING

         PrimeWest conducts substantially all of its oil and gas production activities through joint ventures, and the accounts reflect only PrimeWest's proportionate interest in such activities.

         LONG-TERM INCENTIVE PLAN

         Liabilities under the Trust's Long-term Incentive Plan are estimated at each balance sheet date, based on the amount of Unit Appreciation Rights that are in the money using the unit price as at that date. Expenses are recorded through non-cash general and administrative costs, with an offsetting amount in long-term incentive plan equity. As Trust Units are issued under the plan, the exercise value is recorded in net capital contributions.

         INCOME TAXES

         The Trust is considered an inter-vivos trust for income tax purposes. As such, the Trust is subject to tax on any taxable income that is not allocated to the unitholders. Periodically, current taxes may be payable by PrimeWest, depending upon the timing of income tax deductions. Should these taxes prove to be unrecoverable, they will be deducted from royalty income in accordance with the royalty agreement.

         Future income taxes are recorded for PrimeWest using the liability method of accounting. Future income taxes are recorded to the extent that the carrying value of PrimeWest's capital assets exceeds the available tax pools.

         FINANCIAL INSTRUMENTS

         PrimeWest uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. PrimeWest does not use financial instruments for speculative trading purposes and, accordingly, they are accounted for as hedges. Gains and losses on hedging activity are reflected in revenue, or in the case of interest rate hedges, in interest expense, at the time of sale of the related hedged production, or when the monthly exchange contracts expire.

         MEASUREMENT UNCERTAINTY

         Certain items recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on PrimeWest's best information and judgement. Such amounts are not expected to change materially in the near term. They include:

                o the amounts recorded for depletion, depreciation and future site restoration costs which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets; and

                o the amounts recorded for assets and liabilities of acquired companies which depend on estimates of their fair values on the acquisition date.

3. Corporate Acquisitions

         a) On March 29, 2001, PrimeWest Oil & Gas Corp. (Oil & Gas) completed the acquisition of all of the issued and outstanding shares of Cypress Energy Inc. (Cypress) pursuant to a takeover bid. In aggregate, PrimeWest issued 50.2 million Trust Units and PrimeWest issued 5.2 million exchangeable shares of Oil & Gas and paid $59.2 million in exchange for the shares of Cypress. Subsequent to the transaction, Cypress and Oil & Gas were amalgamated. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

         NET ASSETS ACQUIRED AT ASSIGNED VALUES                     CONSIDERATION PAID
         ---------------------------------------------------------------------------------------------------------
         Petroleum and natural gas assets          $ 1,201,485
         Working capital (deficit) assumed             (19,174)     Cash                               $   59,235
         Long-term debt assumed                       (179,000)     Trust Units issued                    489,815
         Site restoration provision                     (4,307)     Exchangeable shares issued             50,254
         Future income taxes                          (376,334)     Costs associated with acquisition      23,366
         ---------------------------------------------------------------------------------------------------------
                                                   $   622,670                                          $ 622,670
         =========================================================================================================

         b) On April 19, 2000, PrimeWest Resources Ltd. (Resources) completed the acquisition of all of the issued and outstanding shares of Venator Petroleum Company Limited (Venator) on a unit/share for share exchange. Resources issued 0.657 Trust Units or 0.657 exchangeable shares for each Venator share. In aggregate, 2.4 million Trust Units and 2.0 million exchangeable shares were issued for total consideration, including debt assumed, of $32.5 million.

         Subsequent to the transaction, the assets of Venator were transferred to Resources and Venator was dissolved. The acquisition was accounted for using the purchase method of accounting with the purchase price allocated as follows:

         NET ASSETS ACQUIRED AT ASSIGNED VALUES                     CONSIDERATION PAID
         ---------------------------------------------------------------------------------------------------------
         Petroleum and natural gas assets          $ 34,392         Trust Units issued                   $ 15,637
         Working capital (deficit) assumed           (2,323)        Exchangeable shares issued             13,282
         Future income taxes                         (1,898)        Costs associated with acquisition       1,252
         ---------------------------------------------------------------------------------------------------------
                                                   $ 30,171                                              $ 30,171
         =========================================================================================================

         c) On July 27, 2000, PrimeWest Royalty Corp. (Royalty Corp.) completed the acquisition of all of the issued and outstanding shares of Reserve Royalty Corporation on a unit for share exchange. Royalty Corp. issued
         0.65 Trust Units for each Reserve Royalty share. In aggregate, 6.67 million Trust Units were issued for total consideration, including debt assumed, of $84.0 million. Subsequent to the transaction, Reserve Royalty was amalgamated into Royalty Corp. and the majority of its assets transferred to the Trust. The acquisition was accounted for using the purchase method of accounting with the purchase price allocated as follows:

         NET ASSETS ACQUIRED AT ASSIGNED VALUES                     CONSIDERATION PAID
         ---------------------------------------------------------------------------------------------------------
         Petroleum and natural gas assets          $ 85,860
         Working capital assumed                      1,049
         Long-term debt assumed                     (28,210)        Trust Units issued                   $ 53,947
         Future income taxes                         (1,921)        Costs associated with acquisition       2,831
         ---------------------------------------------------------------------------------------------------------
                                                   $ 56,778                                              $ 56,778
         =========================================================================================================

         As of January 1, 2002, Oil & Gas, Resources and Royalty Corp. were amalgamated with PrimeWest.


4. Property, Plant and Equipment

                                                                           2002
         ----------------------------------------------------------------------------------------
                                                                    ACCUMULATED
                                                                     DEPLETION,
                                                               DEPRECIATION AND          NET BOOK
                                                         COST      AMORTIZATION             VALUE
         ----------------------------------------------------------------------------------------
         PROPERTY ACQUISITION OIL AND GAS RIGHTS   $ 1,682,592       $ (430,636)      $ 1,251,956
         DRILLING AND COMPLETION                       139,885          (34,684)          105,201
         PRODUCTION FACILITIES AND EQUIPMENT            60,497          (15,395)           45,102
         HEAD OFFICE FURNITURE AND EQUIPMENT             5,209           (3,005)            2,204
         ----------------------------------------------------------------------------------------
                                                   $ 1,888,183       $ (483,720)      $ 1,404,463
         ========================================================================================


                                                                           2001
         ----------------------------------------------------------------------------------------
                                                                    ACCUMULATED
                                                                     DEPLETION,
                                                               DEPRECIATION AND          NET BOOK
                                                          COST    AMORTIZATION              VALUE
         ----------------------------------------------------------------------------------------
         Property acquisition oil and gas rights   $ 1,608,435       $ (268,137)      $ 1,340,298
         Drilling and completion                       103,583          (24,074)           79,509
         Production facilities and equipment            38,198          (11,537)           26,661
         Head office furniture and equipment             4,238           (2,045)            2,193
         ----------------------------------------------------------------------------------------
                                                   $ 1,754,454       $ (305,793)      $ 1,448,661
         ========================================================================================


                                                                           2000
         ----------------------------------------------------------------------------------------
                                                                    ACCUMULATED
                                                                     DEPLETION,
                                                              DEPRECIATION AND           NET BOOK
                                                         COST     AMORTIZATION              VALUE
         ----------------------------------------------------------------------------------------
         Property acquisition oil and gas rights     $ 474,091       $ (135,256)        $ 338,835
         Drilling and completion                        51,769          (10,216)           41,553
         Production facilities and equipment            16,397           (3,249)           13,148
         Head office furniture and equipment             3,199           (1,359)            1,840
         ----------------------------------------------------------------------------------------
                                                     $ 545,456       $ (150,080)        $ 395,376
         ========================================================================================

         Unproved land costs of $ 44.2 million (2001 - $55.7 million, 2000 - $17.2 million) are excluded from costs subject to depletion and depreciation.

         PrimeWest capitalized $3.8 million of general and administrative costs in 2002 ($2.2 million in 2001; $0.9 million in 2000).

         In accordance with stated accounting policies, PrimeWest has performed a ceiling test using commodity prices as at the measurement date of December 31, 2002. Using December 31, 2002 commodity prices of AECO $5.59 per mcf for natural gas and WTI $US 29.39 per barrel for crude oil, results in a ceiling test surplus of $900 million.

         At December 31, 2001, PrimeWest performed its ceiling test using commodity prices as at that measurement date of AECO $3.67 per mcf for natural gas and WTI $US 19.84 per barrel for crude oil. The ceiling test resulted in a deficiency of $150 million. PrimeWest did not record a writedown at this time as the writedown occurred within the first two years of the acquisition of Cypress.


5. Other Assets

                                                          2002             2001              2000
         ----------------------------------------------------------------------------------------
         Deposit on acquisition                       $ 10,850             $ --              $ --
         Expenditures incurred on acquisition            3,329               --                --
         ----------------------------------------------------------------------------------------
                                                      $ 14,179             $ --              $ --
         ========================================================================================

         Other assets include expenditures required to effect the acquisition of all of the issued and outstanding shares of two private Canadian companies on January 23, 2003 (see Note 14).


6. Long -Term Debt

                                                          2002             2001              2000
         ----------------------------------------------------------------------------------------
         Revolving credit facility                   $ 225,000        $ 195,000          $ 78,879
         Capital lease obligation                           --               --                61
         ----------------------------------------------------------------------------------------
                                                       225,000          195,000            78,940
         Current portion                                    --               67               106
         ----------------------------------------------------------------------------------------
                                                     $ 225,000        $ 195,067          $ 79,046
         ========================================================================================

         PrimeWest and the Trust (as co-borrowers) have a combined revolving credit facility in the amount of $335 million (2001 - $350 million; 2000 - $150 million), with a borrowing base at December 31, 2002 of $335 million (2001 - $350 million; 2000 - $150 million). The facility consists of a revolving term loan of $310 million and an operating facility of $25 million. The facility and borrowing base increased to $390 million on January 23, 2003 upon the completion of the acquisition of two private Canadian companies. In addition, PrimeWest had $100 million of bridge financing which was drawn on January 23, 2003 and was repaid in February 2003 upon completion of the equity offering (see
         Note 14). In addition to amounts outstanding under the facility as indicated in the table above, PrimeWest has outstanding letters of credit in the amount of $3.8 million (2001 - $2.8 million; 2000 - $4.3 million). Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property in the principal amount of $750 million. Each borrower under the facility has also provided an unconditional full liability guarantee in respect of amounts borrowed under the facility.

         Advances under the facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit. In the case of BA, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the bank's prime rate. While any amounts are outstanding under the bridge facility the interest rates and stamping fees increase by 50 basis points. For 2002, the effective interest rate was 4.6% (2001 5.6%, 2000 - 7.5%)

         The credit facility revolves until April 30, 2003, by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lender converts to a non-revolving facility 60% of the aggregate principal amount of the loan shall be repayable on the date which is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date which is 365 days after the initial term repayment date.

7. Cash Reserve For Site Restoration And Reclamation

         Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.15 per BOE produced for 1998 and 1999, $0.24 per BOE produced in 2000, $0.32 per BOE produced in 2001 and $0.37 per BOE produced in 2002). The cash amount contributed, including interest earned, was $4.1 million in 2002 (2001 - $4.2 million; 2000 - $3.0 million). Actual costs of site restoration and abandonment totaling $3.9 million were paid out of this cash reserve for the year ended December 31, 2002 (2001 - $3.8 million; 2000 - $3.6 million).

8. Unitholders' Equity

         PrimeWest Energy Trust

         The authorized capital of the Trust consists of an unlimited number of Trust Units.

         TRUST UNITS                                       NUMBER OF UNITS                AMOUNTS
                                                                                          ($000'S)
         -----------------------------------------------------------------------------------------
         Balance, December 31, 1999                              35,768,801             $ 311,049
         Issued for cash                                          4,830,000                40,331
         Issue expenses                                                  --                (2,741)
         Retired pursuant to Normal Course Issuer Bid              (141,900)                 (926)
         Issued to acquire Venator Petroleum Company Ltd          2,368,936                15,637
         Issued to acquire Reserve Royalty Corporation            6,660,082                53,947
         Issued for payment of management fees                       82,203                   616
         Issued on exchange of exchangeable shares                  922,073                 5,940
         Issued pursuant to Distribution Reinvestment Plan          215,035                 1,860
         Issued pursuant to Long-Term Incentive Plan                226,423                 1,841
         Issued pursuant to Optional Trust Unit Purchase Plan        50,440                   447
         -----------------------------------------------------------------------------------------
         Balance, December 31, 2000                              50,982,093             $ 428,001

         Issued for cash                                         19,790,000               165,234
         Issue expenses                                                  --                (9,013)
         Issued to acquire Cypress Energy Inc.                   50,234,771               489,815
         Issued for payment of management fees                      199,841                 1,635
         Issued on exchange of exchangeable shares                2,415,363                20,298
         Issued pursuant to Distribution Reinvestment Plan        1,623,171                10,807
         Issued pursuant to Long-Term Incentive Plan                577,840                 5,155
         Issued pursuant to Optional Trust Unit Purchase Plan       142,528                 3,321
         -----------------------------------------------------------------------------------------
         Balance, December 31, 2001                             125,965,607           $ 1,115,253

8. Unitholders' Equity

         PrimeWest Energy Trust

         The authorized capital of the Trust consists of an unlimited number of Trust Units.

         Trust Units                                       Number of Units                Amounts
                                                                                          ($000's)
         -----------------------------------------------------------------------------------------
         Balance, December 31, 1999                              35,768,801             $ 311,049
         Issued for cash                                          4,830,000                40,331
         Issue expenses                                                  --                (2,741)
         Retired pursuant to Normal Course Issuer Bid              (141,900)                 (926)
         Issued to acquire Venator Petroleum Company Ltd          2,368,936                15,637
         Issued to acquire Reserve Royalty Corporation            6,660,082                53,947
         Issued for payment of management fees                       82,203                   616
         Issued on exchange of exchangeable shares                  922,073                 5,940
         Issued pursuant to Distribution Reinvestment Plan          215,035                 1,860
         Issued pursuant to Long-Term Incentive Plan                226,423                 1,841
         Issued pursuant to Optional Trust Unit Purchase Plan        50,440                   447
         -----------------------------------------------------------------------------------------
         Balance, December 31, 2000                              50,982,093             $ 428,001

         Issued for cash                                         19,790,000               165,234
         Issue expenses                                                  --                (9,013)
         Issued to acquire Cypress Energy Inc.                   50,234,771               489,815
         Issued for payment of management fees                      199,841                 1,635
         Issued on exchange of exchangeable shares                2,415,363                20,298
         Issued pursuant to Distribution Reinvestment Plan        1,623,171                10,807
         Issued pursuant to Long-Term Incentive Plan                577,840                 5,155
         Issued pursuant to Optional Trust Unit Purchase Plan       142,528                 3,321
         -----------------------------------------------------------------------------------------
         Balance, December 31, 2001                             125,965,607           $ 1,115,253

         Restated giving effect for 4 to 1 Trust Unit
            consolidation on August 16, 2002                     31,491,402
         Issued for cash                                          4,200,000               110,040
         Issue expenses                                                  --                (5,641)
         Issued for payment of management fees                       66,853                 1,832
         Issued on exchange of exchangeable shares                  106,934                 2,698
         Issued pursuant to Distribution Reinvestment Plan          476,106                10,126
         Issued pursuant to Long-Term Incentive Plan                153,749                 4,000
         Issue of units due to odd lot program                          111                     -
         Issue of fractional units due to 4 to 1 consolidation        6,264                     -
         Issued pursuant to Optional Trust Unit Purchase Plan       503,103                13,936
         -----------------------------------------------------------------------------------------

         BALANCE, DECEMBER 31, 2002                              37,004,522           $ 1,252,244
         =========================================================================================

         The number of units was restated giving effect of four for one Trust Unit consolidation effective August 16, 2002.

         The weighted average number of Trust Units and exchangeable shares outstanding in 2002 was 34,134,230 (2001 - 25,633,250; 2000 -
         11,162,900). For purposes of calculating diluted net income per Trust Unit, 341,315 Trust Units (2001 - 311,789; 2000 - 249,516) issuable pursuant to the long-term incentive plan were added to the weighted average number. The per unit cash distribution amounts paid or declared reflects distributions paid or declared to Trust Units outstanding on the record dates.

         PRIMEWEST EXCHANGEABLE CLASS A SHARES

         In connection with the Cypress transaction (see Note 3a), PrimeWest Oil & Gas Corp. (now amalgamated with PrimeWest Energy Inc.) amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest Trust Units at any time up to March 29, 2010, based on an exchange ratio that adjusts each time the Trust makes distribution to its unitholders. The exchange ratio, which was 1:1 on the date that the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio on December 31, 2002 was 0.37454 (2001 - 0.3126:1) (restated effecting 4 to 1 Trust Unit consolidation).

         EXCHANGEABLE SHARES                      # OF SHARES         AMOUNTS
                                                                        ($000'S)
         -----------------------------------------------------------------------

         Balance, December 31, 2000                         --       $     --
         Issued to acquire Cypress Energy Inc.       5,154,225         50,254
         Exchanged for Trust Units                  (1,837,483)       (17,916)
         -----------------------------------------------------------------------
         Balance, December 31, 2001                  3,316,742         32,338
         Issued for internalization                  1,363,714         13,124
         Conversion of Class B shares                  710,795          4,287
         Exchanged for Trust Units                    (211,973)        (2,025)
         -----------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2002                  5,179,278       $ 47,724
         =======================================================================

         PRIMEWEST EXCHANGEABLE CLASS B SHARES

         In connection with the Venator transaction (see Note 3b), PrimeWest Resources Ltd. (now amalgamated with PrimeWest Energy Inc.) amended its articles to create an unlimited number of exchangeable shares. At special meetings held in May and June of 2002, holders of Class B Exchangeable Shares and Class A Exchangeable shares voted to approve a special resolution amending the articles of the Corporation to convert all Class B Exchangeable shares to Class A Exchangeable Shares. As at June 14, 2002, 649,561 Class B Exchangeable shares were converted to Class A Exchangeable Shares using an exchange ratio of 1.09427:1.

         EXCHANGEABLE SHARES                                    # OF SHARES       AMOUNTS
                                                                                   ($000'S)
         ----------------------------------------------------------------------------------
         Balance, December 31, 1999                                      --       $    --
         Issued to acquire Venator Petroleum Company Ltd          2,012,422        13,282
         Exchanged for Trust Units                                 (900,052)       (5,940)
         ----------------------------------------------------------------------------------
         Balance, December 31, 2000                               1,112,370         7,342
         Exchanged for Trust Units                                 (360,838)       (2,382)
         ----------------------------------------------------------------------------------
         Balance, December 31, 2001                                 751,532         4,960
         Exchanged for Trust Units                                 (101,971)         (673)
         Converted to Class A Exchangeable Shares                  (649,561)       (4,287)
         ----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2002                                      --       $    --
         ==================================================================================

         NORMAL COURSE ISSUER BID

         On November 29, 1999, the Trust received approval from the Toronto Stock Exchange to make a normal course issuer bid. During 2000, the Trust acquired 141,900 Trust Units pursuant to the bid at an average cost of $6.53 per Trust Unit. This bid expired on November 29, 2000. On December 15, 2000, the Trust received approval from the Toronto Stock Exchange to renew its bid for a further one year period. During 2001, no purchases were made under the renewed bid. This bid expired on December 15, 2001 and was not renewed in 2002.

          TRUST UNITS AND EXCHANGEABLE SHARES ISSUED & OUTSTANDING (1)

                                                                          2002            2001               2000
-----------------------------------------------------------------------------------------------------------------
Trust Units issued & outstanding                                    37,004,522      31,491,402         12,745,523
Exchangeable shares
     PrimeWest Resources Ltd. (2)
         (2001 - 751,532 shares exchangeable at 0.34201                     --         257,035            304,039
         2000 - 1,112,370 shares exchangeable at 0.2733)
     PrimeWest Oil and Gas Corp. (2)
         (5,179,278 shares exchangeable at 0.37454;
         2001 - 3,316,742 shares exchangeable at 0.3126)             1,939,864       1,036,648                 --
-----------------------------------------------------------------------------------------------------------------
Total units and exchangeable shares issued & outstanding            38,944,386      32,785,085         13,049,562
Unit Appreciation Rights                                               341,315         311,788            249,516
-----------------------------------------------------------------------------------------------------------------
Total units and exchangeable shares issued
     & outstanding - diluted                                        39,285,701      33,096,873         13,299,078
=================================================================================================================

(1) Restated Trust Units to give effect to 4 for 1 unit consolidation effective August 16, 2002.

(2)      Amalgamated with PrimeWest Energy Inc. effective January 1, 2002


9. Trust Unit Incentive Plan

         Under the terms of the Trust Unit Incentive Plan, a maximum of 622,500 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of PrimeWest. Payouts under the plan are based on total unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of 6 years and vest equally over a 3-year period, except for the independent members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units.

         Effective January 1, 2002, the method of accounting for the long-term incentive plan was changed to comply with new CICA accounting standard 3870. The calculation of the long-term incentive liability now includes vested and unvested UARs. Previously, only vested UARs were included. In addition, the long-term incentive liability has been reclassified as equity on the balance sheet as the Trust intends to settle the liability in the form of Trust Units.

10. Related - Party Transactions

         On September 26, 2002, the Trust announced the planned elimination, effective October 1, 2002, of its external management structure and all related management, acquisition and disposition fees, as well as the acquisition of the right to mandatory quarterly dividends commonly referred to as the "1% retained royalty". The transaction was approved by the Unitholders and the holders of Exchangeable Shares on November 4, 2002 and closed November 6, 2002. The transaction resulted in the elimination of the 2.5% management fee on net production revenue, quarterly incentive payments payable in the form of Trust Units, the 1.5% acquisition fee and the 1.25% disposition fee, which resulted in payments to PrimeWest Management Inc. in 2002 totaling $5.8 million (2001 - $21.3 million; 2000 - $5.7 million). In addition, the amount of the 1% retained royalty paid in 2002 was $1.3 million (2001 - $3.4 million; 2000 - $0.8 million).

         As at December 31, 2002, the Trust and PrimeWest owed $nil (2001 - $10.1 million; 2000 - $2.1 million) to PrimeWest Management Inc. for unpaid management and other fees and reimbursement of general and administrative costs.

         The internalization transaction was achieved through the purchase by PrimeWest of all of the issued and outstanding shares of PrimeWest Management Inc. for a total consideration of approximately $26.3 million comprised of a cash payment of $13.2 million and the issuance of Exchangeable Shares exchangeable, based on an agreed exchange ratio, for approximately 491,000 Trust Units and valued at approximately $13.1 million based on the closing price of the Trust Units on the TSX on September 26, 2002. The $13.2 million that related to the acquisition of the 1% retained royalty was capitalized; an additional $9.5 million was capitalized with an offset to future tax liability as a result of the property, plant and equipment having no tax basis. In addition, PrimeWest agreed to issue Exchangeable Shares valued at $1.5 million to certain senior managers to terminate a management incentive program of PrimeWest Management Inc. and to create a special executive retention plan for those senior managers which provides for long term incentive bonuses in the form of Exchangeable Shares valued, in the aggregate, at $3.5 million. Exchangeable Shares will be issued pursuant to the retention plan on each of the second, third, fourth and fifth anniversaries of the completion of the internalization transaction.

11. Income Taxes

         The Trust, and consequently the unitholders of the Trust, had taxable income totaling $86.9 million for 2002 representing approximately 55% of distributions paid in the year (2001 - $155.8 million representing 67%; 2000 - $38.3 million representing 53%).

         PrimeWest and its subsidiaries had no taxable income for 2002, 2001, and 2000, as tax-pool deductions and the royalty payable were sufficient to reduce taxable income in these entities to nil.

         Effective January 1, 2000, the Company changed the method of accounting for income taxes from the deferral method to the liability method. The new method was applied retroactively without restatement of prior periods. The effect of the change in accounting policy on the financial statements was to decrease unitholders' equity by $10.2 million with a corresponding increase in the provision for future income tax liabilities on the balance sheet. The effect on the provision for income taxes for 2000, as a result of this change in accounting policy, was to decrease future income tax liability by $2.6 million. The future income tax liability results from the carrying value of the capital assets exceeding the available tax pools.

         The future tax provision results from temporary differences in the recognition of revenues and expenses for income taxes and accounting purposes as follows:

                                               2002           2001          2000
         -----------------------------------------------------------------------
         Loss carry forwards               $ (4,977)     $ (10,601)    $     --
         Capital assets                     350,014        378,015       21,455
         Site restoration provision          (1,969)        (2,283)        (874)
         Long-term incentive liability       (3,180)        (2,536)      (3,985)
         -----------------------------------------------------------------------
                                          $ 339,888      $ 362,595     $ 16,596
         =======================================================================

         The provisions for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                 2002              2001           2000
------------------------------------------------------------------------------------------------------
Net income (loss) before taxes                              $ (28,793)         $ 51,630       $ 58,719
------------------------------------------------------------------------------------------------------
Computed income tax expense (recovery) at the
     Canadian statutory rate of 42.12%
         (2001 - 43.12%; 2000 - 44.62%)                       (12,128)           22,263         26,200
Increase (decrease) resulting from:
     Non-deductible crown royalties and other
         payments, net of ARTC                                  5,725               273            157
     Federal resource allowance                                (3,466)           (9,729)        (1,447
     Amounts included in trust income and other               (22,431)          (43,141)       (22,352
------------------------------------------------------------------------------------------------------
Future income taxes                                         $ (32,300)         $(30,334)      $  2,558
======================================================================================================

12. Financial Instruments

         a) Commodity Price Risk Management PrimeWest generally sells its oil and gas under short-term market-based contracts. Derivative financial instruments, options and swaps may be used to hedge the impact of oil and gas price fluctuations.

         A summary of these contracts in place at December 31, 2002 follows:

         CRUDE OIL
                                     VOLUME                                        WTI PRICE
         PERIOD                    (BBLS/D)                  TYPE                (U.S.$/BBL)
         -----------------------------------------------------------------------------------
         Jan - Jan 2003                 500                  Swap                    $ 30.50
         Jan - Jan 2003                 500                  Swap                      28.95
         Jan - Mar 2003               1,000       Costless Collar              21.00 / 27.70
         Jan - Mar 2003               1,000       Costless Collar              20.50 / 25.50
         Jan - Mar 2003                 500       Costless Collar              22.00 / 30.01
         Jan - Mar 2003                 500                  Swap                      27.28
         Jan - Mar 2003                 500                 3 Way      19.50 / 24.50 / 29.90
         Jan - Mar 2003                1000         Purchase Call                      34.00
         Jan - Jun 2003               1,000                 3 Way      18.50 / 22.50 / 27.70
         Feb - Feb 2003                 500                  Swap                      28.75
         Feb - Feb 2003                 500                  Swap                      30.60
         Mar - Mar 2003                 500                  Swap                      29.00
         Apr - Apr 2003                 500                  Swap                      27.20
         Apr - Jun 2003                 500       Costless Collar              22.00 / 30.10
         Apr - Dec 2003               1,000                 3 Way      17.00 / 20.50 / 25.50
         May - May 2003                 500                  Swap                      27.05
         Jun - Jun 2003                 500                  Swap                      27.10
         July - Dec 2003              1,000                 3 Way      18.50 / 22.50 / 27.20
         -----------------------------------------------------------------------------------

         NATURAL GAS (AECO)
                                     VOLUME                                       AECO PRICE
         PERIOD                  (MMCF/DAY)                  TYPE                 (CDN$/MCF)
         -----------------------------------------------------------------------------------
         Jan 2002 - Oct 2003            4.7                  Swap                    $  3.98
         Jan 2002 - Oct 2003            4.7                  Swap                       4.17
         Nov 2002 - Mar 2003            4.7       Costless Collar               4.22 by 5.96
         Nov 2002 - Mar 2003            4.7                 3 Way         3.17 / 4.48 / 6.59
         Nov 2002 - Mar 2003            4.7                 3 Way         3.17 / 3.96 / 5.46
         Nov 2002 - Mar 2003            4.7                 3 Way         4.22 / 5.28 / 7.04
         Nov 2002 - Mar 2003            4.7                  Swap                       5.43
         Nov 2002 - Oct 2004            9.5                 3 Way         3.17 / 4.22 / 6.09
         Jan 2003 - Mar 2003            4.7       Costless Collar                5.28 / 6.35
         Jan 2003 - Mar 2003           23.7                   Put                       5.28
         Feb - Feb 2003                 4.7                  Swap                       7.02
         Apr - Jun 2003                 4.7          Put Swaption                       5.28
         Apr - Oct 2003                 4.7           Fixed Price                       4.75
         Apr - Oct 2003                 4.7                  Swap                       5.05
         Apr - Oct 2003                 4.7                 3 Way         3.17 / 4.48 / 6.26
         Apr - Oct 2003                 4.7                 3 Way         3.17 / 3.96 / 5.39
         Apr - Oct 2003                 4.7                 3 Way         3.69 / 4.75 / 6.65
         Apr - Oct 2003                 9.5          Put Swaption                       5.28
         Nov 2003 - Mar 2004            4.7                 3 Way         4.22 / 5.28 / 8.23
         -----------------------------------------------------------------------------------

         NATURAL GAS (BASIS DIFFERENTIAL $US / MCF)
                                         VOLUME                                    WTI PRICE
         PERIOD                        (MMCF/DAY)             TYPE                 (US$/MCF)
         -----------------------------------------------------------------------------------
         Nov 2002 - March 2003          5.0             Basis Swap                     0.425
         Apr 2003 - October 2003        5.0             Basis Swap                     0.450
         -----------------------------------------------------------------------------------

         In 2002, the financial impact of contracts settling in the year was an increase in sales revenues of $28.1 million (2001 - $39.5 million increase in sales revenues; 2000 - $2.2 million decrease in sales revenues).

         The mark-to-market value of the hedges in place as at December 31, 2002 is a $13.6 million loss of which $11.7 million is attributable to natural gas and $1.9 million is attributable to crude oil.

         b) Interest Rate Risk Management PrimeWest has the following interest rate swaps outstanding at December 31, 2002.

                                      NOTIONAL        FIXED           MARK-TO
                                       AMOUNT        BA RATE       MARKET VALUE
         TERM                       ($ MILLIONS)       (%)         ($ MILLIONS)
         -----------------------------------------------------------------------
         Dec 18/02 - May 05/03          $ 20           4.50            (0.3)
         Dec 04/01 - Dec 04/03          $ 25           3.21            (0.1)
         May 24/98 - May 25/04          $ 25           6.48            (1.3)
         Nov 26/01 - May 26/04          $ 25           3.85            (0.3)
         =======================================================================

         The effect of these swaps was to increase interest paid in 2002 by $1.5 million (2001 - $0.4 million, 2000 - $0.7 million).

         c) Fair Value Of Financial Instruments Financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, accrued distributions to unitholders, long-term debt and financial hedges. As at December 31, 2002, 2001, and 2000, the fair market value of the financial instruments, other than long-term debt and financial hedges, approximate their carrying value, due to the short-term maturity of these instruments. The fair value of long-term debt approximates its carrying value, because the cost of borrowing approximates the market rate for similar borrowings.

13. Commitments And Contingencies

         a) PrimeWest has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income will be $1.5 million in 2003, $1.2 million in 2004, $1.1 million in 2005, $1.1 million in 2006 and $2.4 million in 2007 - 2009, the remaining term of the leases.

         b) As part of PrimeWest's internalization transaction (see Note 10), PrimeWest agreed to pay $3.5 million in exchangeable shares as a special executive retention plan. One quarter of the exchangeable shares will be issuable to the Senior Managers of PrimeWest on each of the second, third, fourth and fifth anniversary of transaction closing, November 6, 2002. c) PrimeWest is engaged in a number of matters of litigation, none of which could reasonably be expected to result in any material adverse consequence.

14. Subsequent Event

         On November 25, 2002, PrimeWest and PrimeWest Gas Inc. (PrimeWest Gas), a wholly-owned subsidiary of PrimeWest, entered into an acquisition agreement with two private Canadian companies for an aggregate purchase price of $206.1 million, net of adjustments (including working capital) in cash. Of the purchase price, $191.1 million is attributed by PrimeWest Gas to oil and gas reserves and $15 million is attributed to certain natural gas processing midstream assets. The acquisition closed on January 23, 2003.

15. Prior Years' Comparative Numbers

         Certain prior years' comparative numbers have been restated to conform with the current year's presentation.

16. Differences Between Canadian And United States Generally Accepted Accounting Principles

         PrimeWest's financial statements are prepared in accordance with accounting principles generally accepted (GAAP) in Canada which, in some respects differ from those generally accepted in the United States (U.S.). The following are those policies that result in significant measurement differences.

         1. Property, Plant And Equipment PrimeWest follows the full cost accounting guideline as established by the Canadian Institute of Chartered Accountants (CICA). Under this guideline, the net carrying value of the company's oil and gas properties is limited to an estimated recoverable amount calculated as aggregate undiscounted future net revenues, after deducting future general and administrative costs, financing costs, and income taxes. In accordance with the full cost method of accounting as set out by the U.S. Securities and Exchange Commission, the net carrying value is limited to a standardized measure of discounted future cash flows, before financing and general administrative costs. Where the amount of a ceiling test write down under Canadian GAAP differs from the amount of a write down under U.S. GAAP, the charge for depreciation and depletion under U.S. and Canadian GAAP will differ in subsequent years.

         2. Income Taxes Effective January 1, 2000, the company adopted, retroactively without restating prior years, the liability method of accounting for income taxes as recommended by the CICA. In prior years, the company computed deferred income taxes using the deferral method.

         The Canadian accounting standard is similar to the United States Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. In Canada adjustments resulting from implementation of the new standard are recorded in retained earnings. In the United States these adjustments are booked to income.

         3. Derivative Financial Instruments Effective January 1, 2001, the company adopted FAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, and excluding normal purchase and sales are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income
         (OCI) and are recognized in the income statement when the hedged item is realized. Ineffective portions of changes in the fair value and the cash flow hedges are recognized in earnings, immediately.

         The adoption of FAS 133 resulted in OCI of $1.0 million. Assets increased by $1.0 million as a result of recording derivative instruments on the consolidated balance sheet at fair value.

         Implementation of this accounting standard did not affect the Trust's cash flow or liquidity.

         RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

         During 2002 and year to date 2003, the following new or amended standards and guidelines were issued:

         ACCOUNTING FOR GUARANTEES

         In February, 2003, the CICA issued an accounting guideline on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective for the fiscal year beginning January 1, 2003, the accounting guideline requires the disclosure of the nature of the guarantee, the approximate term of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the liability if any, the nature of any recourse provision and any assets held as collateral.

         In November 2002, the Financial Accounting Standards Board (FASB) issued an interpretation FIN No. 45, "Gurantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The Trust is currently assessing the impact on its financial statements of this guidance.

         ACCOUNTING FOR GAINS AND LOSSES ON SETTLEMENT OF DEBT

         In April 2002, FAS 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been no impact on the Trust.

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

         In June 2002, FAS 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

         ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE

         In December 2002, FAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" was issued as an amendment to FAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 is applicable for fiscal years beginning after December 15, 2003. The Trust does not expect that the adoption of this pronouncement will have an impact on its financial statements.

         HEDGING RELATIONSHIPS

         The CICA issued Accounting Guideline 13 "Hedging Relationships" which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting, but does not specify hedge accounting methods. The guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust anticipates that adoption of Accounting Guideline 13 will not have a material effect on its consolidated financial statements.

         The following tables set out the significant differences in the consolidated financial statements using U.S. GAAP.

         a) Consolidated Net Income
                                                2002                  2001                2000
                                                                 (RESTATED)
         --------------------------------------------------------------------------------------
         Net income as reported              $    620            $   79,536           $ 55,612
         Adjustments
             Depletion and depreciation        67,255              (539,288)             6,523
             FAS 133 adjustment               (55,813)               43,300                 --
             Future income tax recovery/
                  (expense)                    (1,405)              165,202               (780)
             Effect of change in accounting
                  policy                           --                    --            (10,219)
         --------------------------------------------------------------------------------------
         Adjusted net (loss)/income            10,657              (251,250)            51,136
         --------------------------------------------------------------------------------------
         Other comprehensive income
             Cumulative effect type adjustment -
                  fair value of cash flow
                    hedging instruments            --                  (970)                --
         Change during the year                    --                   970                 --
         --------------------------------------------------------------------------------------
         Accumulated other comprehensive income    --                    --                 --
         --------------------------------------------------------------------------------------

         Adjusted net and comprehensive
             (loss)/income                   $ 10,657            $ (251,250)          $ 51,136
         ======================================================================================

         Net (loss)/income per Trust Unit
             U.S. GAAP       - basic         $   0.31            $    (9.80)          $   4.58
                             - diluted       $   0.31            $    (9.80)          $   4.58
         ======================================================================================

         b) Consolidated Unitholders' Equity
                                                                                          2001
         (THOUSANDS OF CANADIAN DOLLARS)                         2002               (RESTATED)
         --------------------------------------------------------------------------------------
         Unitholders' Equity as reported                     $ 847,098               $ 856,277
             Adjustments
                  Depletion and depreciation                  (530,880)               (598,135)
                  FAS 133 adjustment                           (11,543)                 44,270
                  Future income tax recovery                   169,138                 170,543
         --------------------------------------------------------------------------------------
                                                             $ 473,813               $ 472,955
         ======================================================================================

         c) Consolidated Balance Sheets

         (thousands of Canadian dollars)              2002                          2001
         ------------------------------------------------------------------------------------------
                                                                                         U.S.GAAP
                                              CDN GAAP    U.S. GAAP         CDN GAAP     (RESTATED)
         ------------------------------------------------------------------------------------------
         Other assets                        $  14,179    $  14,179       $       --      $ 44,270
         Property, plant and equipment, net  1,404,463      873,583        1,448,661       850,526
         Other liabilities                          --       11,543               --            --
         Future income tax liability           339,888      170,750          362,595       192,052
         Accumulated Income (deficit)          123,170     (250,115)         122,550      (260,772)
         ==========================================================================================

         d) Consolidated Cash Flows The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP, except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP.

         e) Restatement 2001 numbers have been restated to tax effect the FAS 133 adjustment. The effect is to increase future tax expense and future income tax liability by $19,089 in 2001.

SFAS NO. 69 SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

The following data supplements oil and gas disclosure in the Trust's Annual Report, and is provided in accordance with the provision of the United States Financial Accounting Standards Board's Statement No. 69.

OIL AND GAS RESERVES

Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of the numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and the Trust's estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust's share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2002, no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OIL AND GAS OPERATIONS
(thousands of Canadian dollars)                          2002                  2001                   2000
----------------------------------------------------------------------------------------------------------
Revenues                                             $ 264,248             $ 306,515             $ 156,561
Expenses
     Production costs                                   60,773                58,951                30,174
     Depreciation, depletion and amortization          113,498               697,934                35,891
Tax (recovery)/expense                                 (25,956)             (217,053)                3,887
----------------------------------------------------------------------------------------------------------
                                                       148,315               539,832                69,952
----------------------------------------------------------------------------------------------------------
Results of operations from
     oil and gas operations                          $ 115,933            $ (233,317)             $ 86,609
==========================================================================================================

Although these calculations have been prepared according to the standards described above, it should be emphasized that due to the number of assumptions and estimates required in the calculation, the amounts are not indicative of the amount of net revenue that the Trust expects to receive in future years. They are also not indicative of the current value or future earnings that may be realized from the production of proved reserves, nor should it be assumed that they represent the fair market value of the reserves or of the oil and gas properties.

Although the calculations are based on existing economic conditions at each year-end, such economic conditions have changed and may continue to change significantly due to events such as the continuing changes in the natural gas market and changes in government policies and regulations. While the calculations are based on the Trust's understanding of the established FASB guidelines, there are numerous other equally valid assumptions under which these estimates could be made that would produce significantly different results.

STANDARDIZED MEASURE
(millions of Canadian dollars)                               2002                    2001                   2000
-----------------------------------------------------------------------------------------------------------------
Future cash inflows                                      $ 2,890.5               $ 1,732.5             $ 2,182.1
Future production costs                                     (699.0)                 (642.5)               (400.8)
Future development costs                                     (73.4)                  (38.7)                (31.1)
Other related future costs                                   (43.4)                  (37.1)                (25.2)
-----------------------------------------------------------------------------------------------------------------
Future net cash flows                                      2,074.7                 1,014.2               1,725.0
Discount at 10%                                             (919.4)                 (415.9)               (754.5)
-----------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future
     net cash flow related to proved reserves            $ 1,155.3               $   598.3              $  970.5
=================================================================================================================


SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE DURING THE YEAR
(millions of Canadian dollars)                                  2002                    2001                2000
-----------------------------------------------------------------------------------------------------------------
Sales of oil and gas produced, net of production costs      $ (203.5)               $ (247.3)           $ (126.3)
Net change in sales and transfer prices, net of
     development and production costs                          672.6                  (586.6)              513.4
Sales of reserves in place                                      (4.5)                  (78.1)               (0.9)
Purchases of reserves in place                                  45.6                   826.6               118.6
Extensions, discoveries and improved recovery,
     less related costs                                         52.3                   101.7                 4.7
Changes in timing of future net cash flows and other           (93.6)                 (389.3)               32.4
Revisions of previous quantity estimates                        28.3                   (96.3)               27.8
Accretion of discount                                           59.8                    97.1                36.4
-----------------------------------------------------------------------------------------------------------------
Net change                                                     557.0                  (372.2)              606.1
Balance at beginning of year                                   598.3                   970.5               364.4
-----------------------------------------------------------------------------------------------------------------
Balance at end of year                                     $ 1,155.3                 $ 598.3             $ 970.5
=================================================================================================================

                                                                      DOCUMENT 3
                                                                      ----------


MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)

The following is management's discussion and analysis (MD&A) of PrimeWest's operating and financial results for the year ended December 31, 2002 compared with the prior year as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2002 and 2001, together with accompanying notes. These are included on pages 37 through 60 of this annual report.

CONSOLIDATION OF TRUST UNITS

On August 16, 2002 the Trust Units of PrimeWest began trading on a four to one consolidated basis on the TSX. All per Trust Unit amounts have been restated to conform to the four to one consolidated basis.

CURRENCY

All financial information contained in this MD&A is reported in Canadian dollars, unless otherwise indicated.

NATURAL GAS CONVERSION EQUIVALENT

All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to 1 barrel of crude oil.

RESERVES AND PRODUCTION INFORMATION

Established reserves include 100% of proved reserves and 50% of probable reserves.

All production information is reported before the deduction of crown and freehold royalties.

FORWARD-LOOKING INFORMATION

The following discussion, as well as other sections within this annual report, contain forward-looking or outlook information with respect to PrimeWest.

The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "outlook" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure the reader that these expectations will prove to be correct. The reader should not unduly rely on forward-looking statements included in this annual report. These statements speak only as of the date of this annual report. In particular, this annual report contains forward-looking statements pertaining to the following:

   o        the size of our reserves;
   o        the timing and amount of future production;
   o        prices for oil and natural gas produced;
   o        operating and other costs;
   o        business strategies and plans of management;
   o        supply and demand for oil and natural gas;
   o expectations regarding our ability to raise capital and to add to our reserves through
   o        acquisitions and exploration and development; and
   o        our treatment under governmental regulatory regimes.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual report:

   o        volatility in market prices for oil and natural gas;
   o        risks inherent in our oil and gas operations;
   o        uncertainties associated with estimating reserves;
   o competition for, among other things; capital, acquisitions of reserves, undeveloped
   o        lands and skilled personnel;
   o        incorrect assessments of the value of acquisitions;
   o        geological, technical, drilling and processing problems; and
   o the other factors discussed under "Operational and Other Business Risks" at pages 34 to 36 of this MD&A.

These factors should not be construed as exhaustive. We undertake no obligation to publicly update or revise any forward-looking statements.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The Chief Executive Officer, Don Garner, and Chief Financial Officer, Dennis Feuchuk, evaluated the effectiveness of PrimeWest Energy's disclosure controls and procedures as of a date within 90 days of the filing of this report (Evaluation Date), and concluded that, as of the Evaluation Date, PrimeWest Energy's disclosure controls and procedures were effective to ensure that information PrimeWest is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by PrimeWest in the reports that it files under the Exchange Act is accumulated and communicated to PrimeWest's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING.

There were no significant changes to PrimeWest's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

HOW PRIMEWEST MAKES MONEY - BUSINESS MODEL

ELEMENT                     2002              2001        DESCRIPTION            CRITICAL SUCCESS FACTORS      2003 OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
PRODUCTION        30,189 BOE/day    29,774 BOE/day   Produce & sell natural     -Stratetic acquisitions   -Growth through accretive
                                                     gas, Crude oil & natural   -Development success      acquisitions
                                                     gas liquids                -Production success       -$70-$100 million of
                                                                                                           capital development
                                                                                                           -Average of 34,500-35,500
                                                                                                           BOE per day

------------------------------------------------------------------------------------------------------------------------------------

PRICES(1)            $29.11/ BOE    $34.93 per BOE   Commodity prices for       -Market prices for        -See "Price Outlook" on
                                                     natural Gas, crude oil     natural gas, crude oil    pages 22 & 23
                                                     & NGL's                    & NGL's                   -See "2003/2004 Hedging
                                                                                -Commodity price risk     Summary" on page 22
                                                                                management (hedging)

------------------------------------------------------------------------------------------------------------------------------------

REVENUE           $320.7 million    $379.7 million   Gross cash inflow                                    -Dependent upon commodity
                                                     (including Hedging gains)                            prices and production

------------------------------------------------------------------------------------------------------------------------------------
                            LESS             LESS
------------------------------------------------------------------------------------------------------------------------------------

ROYALTY EXPENSE    $56.5 million     $73.2 million   Royalty expense (Percentage                          -Increase related to
                       (19.3% OF         (21.5% OF   of revenue before hedging                            higher royalties on
                  REVENUE BEFORE    REVENUE BEFORE   gains)                                               Caroline / Peace River
                   HEDGING GAINS)    HEDGING GAINS)                                                       Arch properties

------------------------------------------------------------------------------------------------------------------------------------
                            LESS              LESS
------------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSE  $60.8 million     $59.0 million   Operating Costs            -Continuous benchmarking  -$6.00 - $6.50 per BOE
                      ($5.52/BOE)       ($5.42/BOE)                             & process improvement
                                                                                -Acquire low
                                                                                cost operations

------------------------------------------------------------------------------------------------------------------------------------
                          EQUALS            EQUALS
------------------------------------------------------------------------------------------------------------------------------------

OPERATING MARGIN  $203.4 million    $247.5 million   Variable Cash Flow         -High quality production  -Dependent upon variables
                     ($18.46/BOE)      ($22.78/BOE)                             -Low operating costs      above

------------------------------------------------------------------------------------------------------------------------------------

LESS OTHER EXPENSES:


ELEMENT                     2002             2001              DESCRIPTION      CRITICAL SUCCESS FACTORS      2003 OUTLOOK
------------------------------------------------------------------------------------------------------------------------------------
G&A Costs          $11.3 million     $10.4 million   General & administrative   -Continuous benchmarking  -$0.90 per BOE of
                                                     Costs                      & process improvement     production

------------------------------------------------------------------------------------------------------------------------------------

Interest           $10.8 million    $13.8 million    Interest                   -Debt levels managed to   -Expected to be below 2
                                                                                no more than 2 times      times cash flow at
                                                                                cash flow                 December 31
                                                                                -Interest rates

------------------------------------------------------------------------------------------------------------------------------------

Taxes               $2.9 million      $2.4 million   Capital taxes                                        -Modest increases in 2003

------------------------------------------------------------------------------------------------------------------------------------

Reclamation Fund
Contribution        $4.1 million      $3.5 million   Contribution to            -Prudent reclamation      -$0.50 per BOE of
                                                     reclamation fund           program                   production

------------------------------------------------------------------------------------------------------------------------------------

Internalization Cost/$7.4 million     $6.4 million   Management contract                                  -no similar costs
Management Fees                                      eliminated effective
                                                     October 1, 2002

------------------------------------------------------------------------------------------------------------------------------------
                           =                =
------------------------------------------------------------------------------------------------------------------------------------

Total Other
Expenses           $36.5 million     $36.5 million
------------------------------------------------------------------------------------------------------------------------------------

Cash Flow
Available for                                        Cash flow available
Distribution to   $166.9 million    $211.0 million   for distribution
Unitholders                                          to unitholders (2)

------------------------------------------------------------------------------------------------------------------------------------

(1)      Includes sulphur

(2) Cash flow available for distribution to unitholders is a non-GAAP measurement and therefore is unlikely to be comparable to similar measures presented by other issuers.

                       FINANCIAL AND OPERATING HIGHLIGHTS

 (THOUSANDS OF DOLLARS EXCEPT PER BOE, PER TRUST UNIT AND MULTIPLE AMOUNTS)

                                                   2002              PER BOE                 2001         Per BOE
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL
Gross revenues before hedging                    $ 292,623             $ 26.56            $ 340,191         $ 31.30
Hedging revenues                                    28,121                2.55               39,480            3.63
Royalty expense                                    (56,496)              (5.13)             (73,156)          (6.73)
Operating expense                                  (60,773)              (5.52)             (58,951)          (5.42)
------------------------------------------------------------------------------------------------------------------------------------
Operating margin                                   203,475               18.46              247,564           22.78
General and administrative expense                 (11,281)              (1.02)             (10,394)          (0.96)
Cash management fees                                (3,982)              (0.36)              (6,431)          (0.59)
Interest expense                                   (10,788)              (0.98)             (13,800)          (1.27)
Capital taxes                                       (2,887)              (0.26)              (2,429)          (0.22)
Contribution to reclamation fund                    (4,078)              (0.37)              (3,499)          (0.32)
Cash internalization costs                          (3,598)              (0.33)                  --              --
------------------------------------------------------------------------------------------------------------------------------------
Cash flow available for distribution             $ 166,861             $ 15.14            $ 211,011         $ 19.42
------------------------------------------------------------------------------------------------------------------------------------
     Per trust unit (1)                          $    4.89                                $    8.23
------------------------------------------------------------------------------------------------------------------------------------

Cash distributed to unitholders                  $ 157,951                                $ 234,465
------------------------------------------------------------------------------------------------------------------------------------
     Per trust unit (1)                          $    4.80                                $    9.24
------------------------------------------------------------------------------------------------------------------------------------

Net debt (2)                                     $ 225,436                                $ 224,431
------------------------------------------------------------------------------------------------------------------------------------

Net debt to cash flow from
     operations multiple                              1.32                                     1.05
------------------------------------------------------------------------------------------------------------------------------------
Trust units and exchangeable shares
     issued and outstanding
     Year end                                   38,944,386                               32,785,085
     Weighted average                           34,134,230                               25,633,250
====================================================================================================================================

                                                     2002                                    2001
------------------------------------------------------------------------------------------------------------------------------------
OPERATING

Daily sales volume
     Natural gas (mmcf/day)                         113.5                                   104.8
     Crude oil (bbls/day)                           9,239                                  10,033
     Natural gas liquids (bbls/day)                 2,030                                   2,273
------------------------------------------------------------------------------------------------------------------------------------
Total (BOE/day)                                    30,189                                  29,774
------------------------------------------------------------------------------------------------------------------------------------

(1) All unit and per unit figures have been restated to reflect the 4 for 1 unit consolidation effective August 16, 2002.

(2)      Net debt is long term debt plus working capital.

                       FINANCIAL AND OPERATING HIGHLIGHTS

o        Production stable throughout 2002 at approximately 30,000 BOE per day.

o Operating margin of $18.46 per BOE for 2002, down 19% from 2001 primarily due to lower prices for natural gas.

o Hedging gains of $28.1 million ($2.55 per BOE) in 2002, compared to gains of $39.5 million ($3.63 per BOE) in 2001.

o Operating expenses up 2% on a BOE basis from 2001 as higher power and third party processing fees more than offset the benefits from continuing cost containment initiatives.

o Royalties per BOE down 24% compared to 2001 primarily due to significantly lower natural gas prices year over year.

o General and administrative expenses increased over 2001 reflecting $0.8 million of nonrecurring costs in 2002 related to listing the Trust Units on the New York Stock Exchange.

o Cash management fees down 39% compared to 2001 primarily due to the internalization of management effective October 1, 2002 and lower net revenues driven by lower natural gas prices in 2002.

o Interest expense down 23% from 2001 a result of lower average debt and lower interest rates in 2002 compared to 2001. o Distributions of $4.80 per Trust Unit in 2002 compared to $9.24 in 2001 reflecting reduced cash flow in 2002 due to lower natural gas prices and a 95% payout ratio in 2002 compared to 111% in 2001.

o Capital development program of $63.1 million added 8.7 million BOE of established reserves at $7.27 per BOE.

CASH FLOW RECONCILIATION

The following table shows a reconciliation of 2002 cash flow from operations to the prior year.

INCREASE (DECREASE) IN CASH FLOW
(thousands of dollars)
--------------------------------------------------------------------------------
2001 Cash Flow from Operations                                  $ 214,511
     Effect of:   production volumes                                3,452
                  natural gas price                               (55,317)
                  hedging gas(1)                                   (4,100)
                  crude oil price                                  12,414
                  hedging crude oil(1)                             (7,300)
                  natural gas liquids price                        (3,253)
                  royalty expense                                  16,660
                  other                                            (6,128)
--------------------------------------------------------------------------------
2002 CASH FLOW FROM OPERATIONS                                  $ 170,939
================================================================================

(1) Reflects change from previous year (ie: reduced hedging gains in 2002 compared to 2001). See 2002 Hedging Results at page 21.


CAPITAL SPENDING

Capital expenditures, including corporate acquisitions, totaled approximately $124.1 million in 2002 as summarized in the following table:

(thousands of dollars)                        2002         2001         2000
--------------------------------------------------------------------------------
Land and lease                           $   5,663    $   6,831    $     545
Geological and geophysical                   1,814        4,048          817
Development drilling                        34,488       47,766       16,416
Plant and facilities                        21,182       21,802        5,665
Head office (includes capitalized G&A)       5,908        3,457        2,348
--------------------------------------------------------------------------------
Total property, plant and equipment         69,055       83,904       25,791
Acquisitions                                59,606      822,598      118,656
--------------------------------------------------------------------------------
Total additions                            128,661      906,502      144,447
Property dispositions                       (4,529)     (78,144)        (855)
--------------------------------------------------------------------------------
Net additions                            $ 124,132    $ 828,358    $ 143,592
================================================================================

In 2002, PrimeWest completed $45.6 million in property acquisitions adding 5.7 million BOE of established reserves and approximately 1,550 BOE per day of production. Acquisitions includes $13.2 million to acquire the 1% retained royalty as part of the internalization of management plus $0.8 million in capitalized costs to effect the internalization. For 2002, PrimeWest added 8.7 million BOE of established reserves at a cost of $7.27 per BOE from $63.1 million of development activities (2001 - $80.4 million; 2000 - $23.4 million).

2002 DEVELOPMENT ADDITIONS: 8.7 MILLION BOE OF ESTABLISHED RESERVES AT $7.27 PER BOE

OUTLOOK FOR CAPITAL SPENDING

On November 25, 2002, PrimeWest announced its intention to acquire production and reserves at Caroline and Peace River Arch for $206.1 million, including $15 million for certain natural gas processing midstream assets. Established reserves were approximately 17.6 million BOE and production as of January 1, 2003 was approximately 6,800 BOE per day. At December 31, 2002, $14.2 million had been incurred to effect the acquisition. The transaction closed on January 23, 2003.

PrimeWest plans to spend $70 to $100 million in 2003 on capital development programs.

RESERVE RECONCILIATION

TOTAL PROVED RESERVES

                                                           NATURAL                                              NET
                                              OIL              GAS             NGL             BOE(1)        CHANGE
2002                                      (MBBLS)            (BCF)         (MMBLS)             (MBOE)           (%)
--------------------------------------------------------------------------------------------------------------------
OPENING BALANCE                            24,719            349.3           7,830             90,767
--------------------------------------------------------------------------------------------------------------------
Additions, extensions, discoveries            182             31.9             796              6,296         (7%)
Acquisitions                                  373             23.8             862              5,208         (6%)
Divestments                                  (512)            (6.7)           (158)            (1,789)        (2%)
Revision                                       26             (7.4)           (138)            (1,350)        (2%)
2002 Production                            (3,372)           (41.4)           (741)           (11,020)       (12%)
--------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE                            21,416            349.5           8,451             88,112         (3%)
====================================================================================================================
Reserve life index                            7.1              8.7            11.2                8.4
--------------------------------------------------------------------------------------------------------------------

(1)      Natural gas to crude oil converted on a 6:1 basis


TOTAL ESTABLISHED RESERVES

                                                           NATURAL                                              NET
                                              OIL              GAS             NGL             BOE(1)        CHANGE
2002                                      (MBBLS)            (BCF)         (MMBLS)             (MBOE)           (%)
--------------------------------------------------------------------------------------------------------------------
OPENING BALANCE                            28,545            413.7           9,546            107,043
--------------------------------------------------------------------------------------------------------------------
Additions, extensions, discoveries            234             43.9           1,133              8,685          8%
Acquisitions                                  437             26.3             925              5,746          5%
Divestments                                  (633)            (7.8)           (186)            (2,119)        (2%)
Revision                                     (751)           (16.2)           (486)            (3,939)        (4%)
2002 Production                            (3,372)           (41.4)           (741)           (11,020)       (10%)
--------------------------------------------------------------------------------------------------------------------
Closing balance                            24,460            418.5          10,191            104,396         (3%)
====================================================================================================================
Reserve life index                            8.1             10.4            13.5               10.0
--------------------------------------------------------------------------------------------------------------------

(1)      Natural gas to crude oil converted on a 6:1 basis


CORE PROPERTIES

NORTH BUSINESS UNIT:                    SOUTH BUSINESS UNIT
NORTHWEST                               SOUTHEAST
   Northwest Alberta                       Brant Farrow
   Northeast Alberta                       Dinosaur/Medicine Hat
   Meekwap                                 Grand Forks
   Northeast B.C.                          Whiskey Creek/Jumping Pound
   Kaybob                                  Saskatchewan
   Grande Prairie                          East Other
   North Other                          CENTRAL
DAWSON                                     Crossfield/Lone Pine Creek
   Dawson                                  Thunder
   Stowe                                   Thorsby
                                           West Other
                                        CAROLINE

SUMMARY OF DAILY PRODUCTION VOLUMES

Team                                      2002                   2001
--------------------------------------------------------------------------------
Northwest                                4,569                  4,763
Dawson                                   6,312                  6,008
Southeast                                7,063                  7,356
Central                                  7,797                  8,853
Caroline                                 1,463                  1,875
Other Properties                         1,290                   (882)
Royalties                                1,695                  1,801
--------------------------------------------------------------------------------
Total                                   30,189                 29,774
================================================================================

PRODUCTION SUMMARY

                                   2002        %     2001        %    Change
--------------------------------------------------------------------------------
Natural gas (mmcf/day)            113.5       62    104.8       59        8%
Crude oil (bbls/day)              9,239       31   10,033       34       (8%)
Natural gas liquids (bbls/day)    2,030        7    2,273        7      (11%)
--------------------------------------------------------------------------------
Total oil equivalent (BOE/day)   30,189      100   29,774      100        1%
================================================================================

Development success, particularly at Dawson, contributed to the increase in natural gas production volumes in 2002 compared to 2001. Crude oil volume declined in 2002 compared to 2001 as a significant majority of the 2002 capital development program was focused on the development of natural gas reserves and production.

Outlook For Production Volumes

Our target for 2003 is to produce an average of approximately 34,500 - 35,500 BOE per day, approximately 68% natural gas. Our natural decline rate for production is 15% - 20% per year. Our capital development program of $70 to 100 million for 2003 is expected to significantly offset the impact of natural decline.

COMMODITY PRICES

Average Realized Sales Prices (1)
(Canadian dollars)                            2002            2001      Change
--------------------------------------------------------------------------------
Natural gas ($/mcf)                         $ 4.55          $ 6.16       (26%)
Crude oil ($/bbl)                            33.53           32.21         4%
Natural gas liquids ($/bbl)                  26.56           30.96       (14%)
--------------------------------------------------------------------------------
Total oil equivalent (2) ($/BOE)           $ 29.16         $ 34.80       (16%)
--------------------------------------------------------------------------------

(1)      Includes hedging gains/losses
(2)      Excludes sulphur

Natural gas, using the AECO daily index as the benchmark, entered 2002 at $3.67 per mcf and exited 2002 at $6.02 per mcf, an increase of 64%. High natural gas storage levels depressed natural gas prices for much of the year, particularly in the first and third quarters with the AECO price averaging $3.30 per mcf. Natural gas prices rose in the second quarter on the prospect for a warmer than normal summer of 2002, and fourth quarter natural gas prices strengthened on the prospect for reduced supply combined with cold weather in the major U.S. natural gas consuming areas.

For 2001, the price for natural gas reached record levels in the first quarter of the year with an average AECO price of $10.91 per mcf. Prices fell through the remainder of 2001 and averaged $6.30 for the year, also a record high.

PRODUCTION GROWTH
-----------------
(Average BOE/day) (thousands)
1998 - 15.5
1999 - 15.0
2000 - 16.2
2001 - 29.8
2002 - 30.2
2003 Outlook - 34.5 - 35.5

NATURAL GAS:  62% OF 2002 PRODUCTION / 68% ESTIMATED FOR 2003

NATURAL GAS:  AVERAGE REALIZED PRICE DOWN 26% FROM 2001

Crude oil, using West Texas Intermediate (WTI) as the benchmark, entered 2002 at $US 19.84 per barrel, fell to a low of $US 17.97 per barrel on January 17, 2002 then reached a high of $US 32.72 per barrel on December 27, 2002, and exited 2002 at $US 31.20 per barrel. The threat of military action in the Middle East combined with a general strike in Venezuela has driven the market to recent highs.


MONTHLY AVERAGE AECO PRICES FOR 2001 AND 2002
2001     Jul - $4.49
         Aug - $3.77
         Sept -$3.52
         Oct - $2.63
         Nov - $3.53
         Dec - $3.74

2002     Jan - $3.74
         Feb - $3.00
         Mar - $3.29
         Apr - $4.47
         May - $4.60
         June - $4.21
         Jul - $3.40
         Aug - $2.77
         Sep - $3.59
         Oct - $4.61
         Nov - $5.66
         Dec - $5.50

MONTHLY AVERAGE WTI OIL PRICES FOR 2001 & 2002
2001     Jul - $26.47
         Aug - $27.31
         Sept $26.50
         Oct - $22.21
         Nov - $19.67
         Dec - $19.40

2002     Jan - $19.73
         Feb - $20.76
         Mar - $24.44
         Apr - $26.26
         May - $26.95
         June - $25.55
         Jul - $26.94
         Aug - $28.20
         Sep - $29.67
         Oct - $28.86
         Nov - $26.19
         Dec - $29.39


SALES REVENUE
Gross sales revenues fell by 15% in 2002 compared to 2001. Total sales revenue was influenced both by production volumes, which increased year-over-year, and natural gas prices, which decreased year-over-year as discussed above.

REVENUE ($ MILLIONS)            2002       %        2001       %          CHANGE
--------------------------------------------------------------------------------
Natural gas (1)               $ 187.7      59     $ 234.5      62          (20%)
Crude oil                       113.1      35       118.0      31           (4%)
Natural gas liquids              19.7       6        25.7       7          (23%)
--------------------------------------------------------------------------------
                              $ 320.5     100     $ 378.2     100          (15%)
================================================================================

(1)      Includes sulphur

NATURAL GAS:  SALES REVENUE DOWN 20% DUE TO LOWER NATURAL GAS PRICES

NATURAL GAS REVENUES

The average daily production of natural gas was 8% higher in 2002 than 2001, reflecting the significant weighting to natural gas of the 2002 capital development program. The 26% drop in the average realized natural gas prices in 2002 compared to 2001, significantly outweighed the benefits of the production increase, resulting in a 20% decrease in revenue from natural gas sales in 2002 compared to 2001.

CRUDE OIL REVENUES

Reduced crude oil production was partially offset by higher average crude oil prices comparing 2002 to 2001.

NATURAL GAS LIQUIDS REVENUES

An 11% decrease in production volumes and a 14% decrease in prices, resulted in a 23% decrease in natural gas liquids revenues in 2002 compared to 2001. PrimeWest does not hedge its natural gas liquids prices.

2002 HEDGING RESULTS

During 2002, PrimeWest actively protected against the risk of falling prices on a major portion of its production by either fixing the price or protecting the downside risk through put or collar arrangements. In aggregate, total average sales prices were higher by $2.55 per BOE in 2002 (2001 - $3.63 per BOE) than would otherwise have been the case if PrimeWest had not entered into price protection arrangements.


                                    CRUDE OIL                  NATURAL GAS                     BOE (1)
                                     ($/BBL)                      ($/MCF)                      ($/BOE)
                                 2002        2001            2002          2001          2002            2001
-------------------------------------------------------------------------------------------------------------
Unhedged price                $ 34.25      $ 30.86          $ 3.81       $ 5.26        $ 26.61        $ 31.17
Hedging gain (loss)             (0.72)        1.35            0.74         0.90           2.55           3.63
-------------------------------------------------------------------------------------------------------------
Realized price                $ 33.53      $ 32.21          $ 4.55       $ 6.16        $ 29.16        $ 34.80
=============================================================================================================

(1)      Excludes sulphur

                                   2002                           2001
                             HEDGING GAIN (LOSS)              HEDGING GAIN
                           % HEDGED    $ MILLION          % HEDGED     $ MILLION
--------------------------------------------------------------------------------
Natural gas                     71%       $ 30.5               78%       $ 34.6
Crude oil                       69%         (2.4)              84%          4.9
--------------------------------------------------------------------------------
Total gain                                $ 28.1                         $ 39.5
================================================================================

SALES REVENUE
-------------
($ millions)
1998 - 77
1999 - 98
2000 - 191
2001 - 378
2002 - 321


2003/2004 HEDGING SUMMARY

Approximate percentage of future anticipated production volumes hedged as at December 31, 2002, net of anticipated royalties, reflecting full production declines with no offsetting additions:

2003                 Q1           Q2           Q3          Q4       FULL YEAR
--------------------------------------------------------------------------------
Crude oil           65%          38%          27%          28%            40%
Natural gas         69%           60%         60%         31%             55%
================================================================================

As at December 31, 2002, the mark-to-market loss for 2003 hedges totaled $13.8 million, $1.9 million for crude oil and $11.9 million for natural gas.

For 2004, PrimeWest has none of its crude oil production and 12% of its natural gas hedged with a combination of swaps, and option based instruments. As at December 31, 2002, there is no material gain or loss on a mark-to-market valuation of these hedges.

PRICE OUTLOOK

NATURAL GAS

Natural gas is a commodity that moves through pipelines within North America and as such is affected by supply and demand forces within North America. New gas supply is added primarily by drilling, re-working of existing wells, and additions to capital infrastructure. Disruptions to supply can come from extreme weather conditions such as extreme cold hindering operations, extreme heat reducing pipeline and compression efficiencies, and hurricane activity affecting offshore operations. Demand comes from use of natural gas for central heating, to generate electricity, and as a feedstock for commercial or industrial use. Gas is currently stored in the summer months when heating demand is low and gas is withdrawn in winter when heating demand is high.

After a year of robust pricing in 2001 (AECO gas averaged $6.30/mcf), the year 2002 started off with much more modest pricing ($3.67/mcf for the first nine months). This led to a significant drop in industry drilling activity through the year that has resulted in a reduction of North American supply capability in the near term. In addition, hurricane activity in the Gulf of Mexico through the summer and into early fall caused significant supply disruptions. On the demand side, economic activity has not rebounded, but hot weather in North America over the summer resulted in additional gas fired electricity demand and very cold weather in the central and northeast parts of the continent this winter have resulted in significant year-over-year demand increases. Early in 2003, natural gas in storage is at historically low levels and concerns are being raised about the ability to re-fill storage to adequate levels by the end of the summer in time for the next winter heating season due to supply declines. Pricing year-to-date has been exceptionally strong and is expected to remain so for the next several years.


SIGNIFICANT STEP CHANGE IN NATURAL GAS PRICES
(HISTORICAL PRICE BASED ON DAILY AVERAGE SPOT PRICES)
(FORWARD STRIP PRICING BASED ON YEAR STRIP CONTRACTS AS AT FEBRUARY 28, 2003)

AECO GAS $CDN / MCF
-------------------
1996 - $1.39
1997 - $1.88
1998 - $2.04
1999 - $2.96
2000 - $5.02
2001 - $6.30
2002 - $4.07
2003 - $8.04
2004 - $6.58
2005 - $5.75
2006 - $5.29
2007 - $5.26


CRUDE OIL

Crude oil can be transported by pipeline, tank truck, and ocean tanker. As such, oil is truly a world commodity and is influenced by global supply and demand fundamentals. World supply is dominated by the OPEC cartel and by production changes within a few key non- OPEC exporting countries (e.g. Russia and other Former Soviet Union nations, Norway). World demand fluctuates with the global economies.

Oil entered 2002 with comfortable inventories and the prospect of global oversupply. As the year progressed, overall tightening of OPEC quotas and supply, combined with several global supply disruptions (a delay in renewing the

Iraq oil for food program, hurricane activity in the Gulf of Mexico, a general strike in Venezuela) significantly reduced inventories.

Early in 2003, crude oil inventories have been reduced further and the potential for hostilities in the Middle East remains high. Crude oil prices have increased to levels not seen since the 1990 Gulf War.

CRUDE OIL HISTORICAL AND FORWARD STRIP PRICES
(HISTORICAL PRICE BASED ON DAILY AVERAGE SPOT PRICES)
(FORWARD STRIP PRICING BASED ON YEAR STRIP CONTRACTS AS AT FEBRUARY 28, 2003)

(US$/BBL/WTI)
-------------
1996 - $22.01
1997 - $20.61
1998 - $14.43
1999 - $19.24
2000 - $30.20
2001 - $25.97
2002 - $26.08
2003 - $31.56
2004 - $25.43
2005 - $23.82
2006 - $23.70
2007 - $23.40


ROYALTIES (NET OF ARTC)
                                             2002       2001            % CHANGE
--------------------------------------------------------------------------------
Royalty expense (net of ARTC) ($ millions)   $ 56.5         $ 73.2         (23%)
Per BOE                                      $ 5.13         $ 6.73         (24%)
Royalties as % of sales revenues
     - with hedging revenue                   18%            19%            (9%)
     - excluding hedging revenue              19%            22%           (10%)
================================================================================

Lower royalties are the direct result of lower revenues. The overall decrease in the royalty rate is due to lower natural gas prices year-over-year. Hedging gains, that do not attract royalties and result in lower royalty expense as a percentage of sales, were substantial for both 2002 and 2001 as previously discussed.

OPERATING EXPENSES
                                              2002        2001          % CHANGE
--------------------------------------------------------------------------------
Operating expenses ($ millions)              $ 60.8      $ 59.0             3%
Per BOE                                      $ 5.52      $ 5.42             2%
================================================================================

The year-over-year increase of $1.8 million is due, in part, to the 1% increase in production volumes. On a BOE basis, operating expenses increased 2% over the 2001 level. PrimeWest continues as a low cost producer among the seven largest oil and gas royalty trusts.

OPERATING MARGIN
($/BOE)                                       2002        2001          % CHANGE
--------------------------------------------------------------------------------
Sales price and other revenue (1)            $ 29.11     $ 34.93          (17%)
Royalties                                      (5.13)      (6.73)         (24%)
Operating expenses                             (5.52)      (5.42)           2%
--------------------------------------------------------------------------------
Operating margin                             $ 18.46     $ 22.78          (19%)
================================================================================

(1)      Includes hedging and sulphur

The decrease in operating margin reflects lower natural gas prices in 2002 compared to 2001 and PrimeWest's 62% natural gas production weighting in 2002, partially offset by lower royalty expense. In 2001, record high prices for natural gas benefited natural gas weighted producers including PrimeWest.

LOW COST OPERATIONS: TARGET $6.00 - $6.50 PER BOE OF OPERATING EXPENSES FOR 2003

OPERATING EXPENSES ($/BOE)
--------------------------
1998 - $5.40
1999 - $5.23
2000 - $5.09
2001 - $5.42
2002 - $5.52

PRIMEWEST IS A LOW COST OPERATOR AMONG THE SEVEN LARGEST CONVENTIONAL OIL AND GAS ROYALTY TRUSTS.


OPERATING MARGIN ($/BOE)
------------------------
1998 - $5.95
1999 - $9.62
2000 - $21.33
2001 - $22.78
2002 - $18.46

LOWER GAS PRICES AND 62% NATURAL GAS WEIGHTING RESULTED IN A LOWER OPERATING MARGIN IN 2002.


GENERAL & ADMINISTRATIVE EXPENSES
                                                   2002       2001      % CHANGE
--------------------------------------------------------------------------------
General & administrative expense ($ millions)    $ 11.3     $ 10.4           9%
Per BOE                                          $ 1.02     $ 0.96           6%
--------------------------------------------------------------------------------

Excluding $0.8 million of 2002 expenses related to the NYSE listing, the full year 2002 result would have been $10.5 million or $0.95 per BOE.

UNIT APPRECIATION RIGHTS EXPENSE

Unit Appreciation Rights (UAR) expense of $6.1 million (2001 - $4.2 million) relates to PrimeWest's long-term incentive program for employees, directors and officers. The program rewards employees based on total unitholder return, which is comprised of cumulative distributions on a reinvested basis plus growth in unit price. Total unitholder return was 19.5% in 2002 (2001 - a loss of 6%). No benefit accrues to employees with respect to the first 5% of total unitholder return. Expenses related to the UAR plan are recorded on a mark-to-market basis, whereby increases or decreases in the valuation of the UAR liability are reported quarterly, as a charge to the income statement, over the six year life of the unit appreciation rights.

Unit appreciation rights in a trust are similar to stock options in a corporation. The intent is to align employee and unitholder interests. The outcome is expected to be a modest dilution to unitholders' positions over time.

Effective January 1, 2002 the method of accounting for the long-term incentive plan was changed to comply with new CICA accounting standard 3870. The calculation of the long-term incentive liability now includes vested and unvested UARs. Previously, only vested UARs were included. The Trust has the option of paying cash to settle the long term incentive liability. The long-term incentive liability has been reclassified as equity on the balance sheet as the Trust intends to settle the liability in the form of Trust Units.

COSTS OUTLOOK

PrimeWest's operating costs in 2002 and 2001 were among the lowest of the seven largest conventional oil and gas royalty trusts. The acquisition of low cost production at Caroline and Peace River Arch effective January 1, 2003, is expected to reinforce our low cost leadership position. We are targeting stabilization in our cost structure in 2003 as follows:

OPERATIONS:

o        Per BOE costs of approximately $6.00 - $6.50 reflecting:

         o lower costs associated with the Caroline and Peace River Arch properties,

         o continued rationalization of operations, particularly at Caroline,

         o offsetting the above, we expect to have higher power costs, and third party processing fees for 2003.

GENERAL AND ADMINISTRATIVE:

o per BOE costs of $0.90. Increases in the cost of employee benefits and corporate governance are expected to be offset by continued process improvements.

At PrimeWest, we are committed to contain costs during all phases of the commodity price cycle.

LOW COST OPERATIONS: CASH G&A TARGETED AT $0.90 PER BOE FOR 2003

MANAGEMENT FEES/INTERNALIZATION COSTS
($ millions)                                           2002                 2001
--------------------------------------------------------------------------------
Cash management fees                                  $ 4.0                $ 6.4
Non-cash management fees                                1.4                  1.8
Non-cash internalization costs                         13.1                   --
Acquisition/disposition fees                            0.4                 13.0
1% retained royalty                                     1.3                  3.4
Purchase of 1% retained royalty                        13.2                   --
--------------------------------------------------------------------------------
                                                     $ 33.4               $ 24.6
================================================================================

On November 4, 2002, unitholders voted, by a 92% majority, to internalize management at a cost of $26.3 million. Approximately $13.2 million of cash consideration related to the acquisition of the 1% retained royalty and was recorded as an acquisition. The balance of the consideration was paid in the form of Class A Exchangeable Shares of PrimeWest Energy Inc., exchangeable for approximately 491,000 Trust Units as at the effective date, and was charged to expense. In addition, the internalization transaction included retention provisions for senior management of $3.5 million payable in the form of Class A Exchangeable Shares over a five year vesting period, and payment of $1.5 million to terminate a management incentive program.

From inception in 1996 through September 30, 2002, PrimeWest Management Inc. received a management fee of 2.5% of net production revenue as well as a quarterly allocation of Trust Units and a 1% retained royalty. The 1% retained royalty was based on the net cash flow from operations and the proceeds from property dispositions.

In addition, PrimeWest Management Inc. was also entitled to an acquisition fee representing 1.5% of capital spent on asset or corporate acquisitions and a disposition fee representing 1.25% of proceeds received from asset dispositions.

The $13.0 million of acquisition/disposition fees in 2001 related primarily to the Cypress acquisition.

WE CARE: ELIMINATED MANAGEMENT FEES EFFECTIVE OCTOBER 1, 2002

INTEREST EXPENSE

Interest expense decreased to $10.8 million in 2002 compared to $13.8 million in 2001. Lower year-over-year average debt levels and lower interest rates contributed to the decrease.

                                                       2002                2001
--------------------------------------------------------------------------------
Interest expense (millions)                         $  10.8             $  13.8
Year end net debt level (millions)                  $ 225.4             $ 224.4
Year end debt level per Trust Unit                  $  5.79             $  6.84
--------------------------------------------------------------------------------
Average cost of debt                                    4.6%                5.4%
================================================================================

DEPLETION, DEPRECIATION AND AMORTIZATION

The 2002 depletion, depreciation and amortization (DD&A) rate was $16.51 per BOE compared to $14.66 per BOE for 2001. The 2002 rate reflects a full year of production from the Cypress properties acquired on March 29, 2001.

The 2002 and 2001 DD&A rates are inflated relative to the acquisition cost of reserves due to the requirement to account for future income tax liabilities associated with these reserves. Absent this tax adjustment, the 2002 DD&A rate would have been lower by approximately $5.00 per BOE. (See also Income Taxes - Trust.)

CEILING TEST

PrimeWest performs a ceiling test at each balance sheet date, which compares the net book value of capital assets (i.e. the value of capital assets reflected on the balance sheet, net of DD&A) with an estimate of the future net revenue from proved reserves (as determined by independent engineers) less estimated future general and administrative costs, debt servicing costs, and applicable income taxes.

Performing this test at December 31, 2002, using commodity prices of AECO $5.59 per mcf for natural gas and $US 29.39 per barrel WTI for crude oil, a ceiling test surplus of $900 million results.

SITE RECLAMATION AND RESTORATION RESERVE

Since the inception of the Trust, PrimeWest has maintained an environmental fund to pay for future costs related to well abandonment and site clean-up. In 2002, PrimeWest contributed $0.37 per BOE, totaling $4.1 million for 2002, to this fund. The fund is used to pay for reclamation and abandonment costs as they are incurred. In 2002, a total of $3.9 million was paid out of the reserve, leaving a balance of $0.01 million in the fund at year end.

A provision of $4.0 million was made for site reclamation and abandonment during 2002, compared to $3.5 million for 2001. The provision is based on site reclamation and abandonment cost estimates made by both PrimeWest and external engineers and is charged to depletion, depreciation and amortization expense on a unit of production basis.

The 2003 contribution rate has been set at $0.50 per BOE which is expected to be sufficient to meet the funding requirements for the future.

INCOME TAXES - TRUST

Current income tax expense of $2.9 million for 2002 (2001 - $2.4 million) is comprised of the Federal Large Corporations Tax and other capital taxes payable by PrimeWest Energy Inc.

PrimeWest Energy Inc. manages its operating and financing activities such that it is not subject to current tax payable, other than the capital taxes noted above.

Future income taxes are recorded on corporate acquisitions to the extent that the book value of capital assets acquired exceeds the tax pools acquired. These future taxes increase the cost basis of the capital assets acquired and are recovered over time as royalties are paid to the Trust. The income statement for the year ended December 31, 2002 reflects a future income tax recovery of $32.3 million (2001 - $30.3 million) due primarily to the drawdown of future income tax liability of $376.3 million recorded as part of the Cypress acquisition. The future income tax liability was $339.9 million at December 31, 2002 ($362.6 million at December 31, 2001).

The unitholders of the Trust are allocated taxable income based on the amount of royalty revenue, interest and revenue from direct investments earned (essentially distributions before crown royalty charges), less certain tax deductions such as Canadian Oil and Gas Property Expense (COGPE), resource allowance, unit issue expenses and other direct costs.

INCOME TAXES - UNITHOLDERS

For the 2002 taxation year, unitholders of the Trust were paid $4.80 per Trust Unit in distributions. Of these distributions, 45%, or $2.16 per Trust Unit is a tax deferred return of capital and 55%, or $2.64 per Trust Unit, is taxable to unitholders as other income (taxed at the same rate as interest income). The tax deferred return of capital reduces the unitholder's adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their Trust Units. It should be noted that this represents the tax treatment for Canadian residents.

For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules which allow for the deduction of crown royalties and accounting based depletion. As a result, none of the 2002 distribution is taxable as dividends, 100% of the 2002 distributions are a tax deferred reduction to the cost of units for tax purposes.

Unitholders contemplating a disposition may wish to consult the "Unitholder Information" section on PrimeWest's website and use the adjusted cost base calculator. Unitholders should always seek independent competent tax advice.

INCOME TAXES - UNITHOLDERS - OUTLOOK

Based on current expectations for cash flow for 2003, it is anticipated that approximately 55% of 2003 distributions will be taxable and 45% will be tax deferred, for unitholders resident in Canada. For residents of the United States, Canadian withholding tax applies to 55% of the distribution.

NET ASSET VALUE

Net asset value (NAV) is a measure of the worth of PrimeWest's underlying assets
- primarily crude oil, natural gas and natural gas liquids reserves. The value placed on these reserves is the pre-tax present value of future net cash flows, discounted at 10% from these reserves, as independently assessed by Gilbert Laustsen Jung Associates Ltd. (GLJ) as at January 1, 2003. The commodity price forecast used in this assessment is based on the arithmetic average of three independent consultants' price forecasts. The present value of reserves reflects provisions for royalties, operating costs, future capital costs and site reclamation and abandonment costs, but is prior to deductions for income taxes, interest costs and general and administrative costs.

This calculation is a "snapshot" in time and is heavily dependent upon future commodity price expectations at the point in time the "snapshot" is taken. Accordingly, the NAV as at January 1, 2003 may not reflect fairly the equity market trading value of PrimeWest. It is also significant to note that NAV reduces as reserves are produced and net operating cash flow is distributed. Value is delivered to unitholders through such monthly distributions.

The following table sets forth the calculation of NAV:

As at December 31 ($ million except per Trust Unit amounts)       2002             2001
----------------------------------------------------------------------------------------
ASSETS
     Present value of net cash flow from established
       reserves discounted at 10%                              $ 923.0          $ 872.6
     Hedging mark-to-market                                      (13.6)            50.5
     Unproved lands                                               44.2             55.7
     Reclamation fund                                             -                 0.8
----------------------------------------------------------------------------------------
                                                               $ 953.6          $ 979.6
========================================================================================

LIABILITIES
     Working capital deficiency                                 $ (0.4)         $ (29.4)
     Long-term debt                                             (225.0)          (195.0)
----------------------------------------------------------------------------------------
                                                                (225.4)          (224.4)
     Total net asset value                                     $ 728.2          $ 755.2
----------------------------------------------------------------------------------------
     Net asset value pre-tax per Trust Unit                     $ 18.71          $ 23.03
----------------------------------------------------------------------------------------
     Reference prices    - Oil ($US WTI/bbl)                    $ 25.83          $ 19.68
                         - Exchange rate ($US/$Cdn)                0.64             0.63
                         - Natural gas ($Cdn/mcf)                $ 5.85           $ 4.03
========================================================================================

The NAV calculation is based on the above reference prices as of January 1, 2003 and 2002 and is highly sensitive to changes in price forecasts over time. Also, the NAV calculation assumes a "blow down" scenario whereby existing reserves are produced without being replaced by acquisitions. A major cornerstone of PrimeWest's strategy is to replace reserves through accretive acquisitions and capital development.

NET INCOME
($ million)                                         2002                  2001
--------------------------------------------------------------------------------
Net income                                         $ 0.6                $ 79.5
================================================================================

Net income declined by $78.9 million as a result of significantly lower natural gas prices, increased DD&A reflecting a full year of Cypress volumes and costs of $16.7 million associated with the internalization of management.

LIQUIDITY AND CAPITAL RESOURCES

LONG-TERM DEBT

At December 31, 2002, long-term debt, net of working capital was $225.4 million or $5.79 per Trust Unit, compared to $224.4 million, or $6.84 per Trust Unit at the end of 2001.

(thousands of dollars)                                    2002              2001
--------------------------------------------------------------------------------
Long-term debt                                       $ 225,000         $ 195,000
Working capital deficit                                    436            29,431
--------------------------------------------------------------------------------
Net debt                                               225,436           224,431
Market value of Trust Units and
     exchangeable shares outstanding (1)               989,187           834,053
--------------------------------------------------------------------------------
Total capitalization                               $ 1,214,623       $ 1,058,484
================================================================================
Net debt as a percentage of total capitalization         19%                21%
================================================================================

(1)      Based on December 31 closing price

OUTLOOK - LONG - TERM DEBT

Long-term debt net of working capital in 2003 is expected to increase as a result of the 2003 capital development program, and the Caroline/Peace River Arch acquisition which closed on January 23, 2003, partially offset by the net proceeds of the equity issue which closed on February 13, 2003.

MONTHLY DISTRIBUTIONS AND ACTIVE FINANCIAL MANAGEMENT: CONSERVATIVE BALANCE SHEET WITH NET DEBT TO CASH FLOW RATIO OF 1.32 TIMES

UNITHOLDERS' EQUITY

On August 16, 2002, Trust Units were consolidated on a 4 to 1 basis in anticipation of the November 19, 2002 listing on the New York Stock Exchange.

The Trust had 37,004,522 Trust Units outstanding at December 31, 2002 compared to 31,491,402 Trust Units at the end of 2001. In addition, there are 5,179,278 exchangeable shares (see below) outstanding at year end, exchangeable into a total of 1,939,864 Trust Units. The weighted average number of Trust Units, including those issuable by the exchange of exchangeable shares, was 34,134,230 Trust Units for 2002 compared to 25,633,250 for 2001.

During 2002, PrimeWest issued 979,209 Trust Units for $24.1 million pursuant to the Distribution Reinvestment and Optional Trust Unit Purchase Plans (441,424 Trust Units, $14.1 million in 2001), 153,749 pursuant to the Long-Term Incentive Plan for employees and 66,853 to PrimeWest Management Inc. pursuant to the Management Agreement.

Net Debt to Cash Flow (multiple)
1998 - 2.85
1999 - 2.10
2000 - 0.71
2001 - 1.05
2002 - 1.32

Dividends declared were $1.3 million in 2002, compared to $4.1 million in 2001. Dividends were paid to PrimeWest Management Inc. in conjunction with the Management Agreement (see discussion under Management Fees).

PrimeWest completed a bought deal financing which closed on November 13, 2002 raising net proceeds of $104.5 million on the issuance of 4.2 million Trust Units at $26.20 per Trust Unit. Proceeds were used to fund the Caroline/Ells acquisitions announced in October of 2002 and to reduce outstanding indebtedness.

EXCHANGEABLE SHARES

Exchangeable shares were issued in connection with both the Venator acquisition in April 2000 and the Cypress acquisition in March 2001. These shares were issued to provide a tax-deferred rollover of the adjusted cost base from the shares being exchanged to the exchangeable shares of PrimeWest. A tax deferral is not permitted by Canadian tax law when shares are exchanged for Trust Units.

A further 1,363,714 exchangeable shares were issued in 2002 in connection with the management internalization transaction previously discussed.

The exchangeable shares do not receive cash distributions. In lieu of receiving cash distributions, the number of Trust Units that the exchangeable shareholder will receive upon exchange increases each month based on the distribution amount divided by the market price of the Trust Units on the 15th day of each month.

At December 31, 2002, there were 5.2 million exchangeable shares outstanding. The exchange ratio on these shares was 0.37454 Trust Units for each exchangeable share as at year-end.

For purposes of calculating basic per Trust Unit amounts, these exchangeable shares have been assumed to be exchanged into Trust Units at the current exchange ratio.

CASH DISTRIBUTIONS

Cash distributions in 2002 totaled $158.0 million, or $4.80 per Trust Unit, compared to $234.5 million, or $9.24 per Trust Unit in 2001. Commencing in 2003, PrimeWest pays distributions to registered U.S. unitholders in U.S. funds upon request. Payments to U.S. unitholders are subject to 15% Canadian withholding tax, which applies to the taxable portion of the distribution under Canadian tax law, estimated at 55% for 2003.

Since inception in October of 1996 to December 31, 2002, PrimeWest has distributed $35.92 per Trust Unit (through December 31, 2001 - $31.12 per Trust
Unit).

UNITS OUTSTANDING AT YEAR END (MILLIONS)
----------------------------------------
1998 - 8
1999 - 9
2000 - 13
2001 - 33
2002 - 37


ACCESS TO CAPITAL: EQUITY FINANCING FOR ACQUISITIONS AND DEVELOPMENT

OUTLOOK FOR CASH DISTRIBUTIONS

PrimeWest distributed $0.40 per unit per month for January and February of 2003 and has committed to distributing $0.40 per Trust Unit per month for March and April of 2003, subject to revision should there be a material change to expected cash flows during this period. Beyond this time frame, the Board of Directors will establish a distribution level commensurate with cash flow expectations and any foreseen internal requirements.

CASH FLOW SENSITIVITIES

Impact on 2003 annual cash available for distribution per unit
(increase/decrease):

--------------------------------------------------------------------------------
Crude oil price ($US 1.00/bbl WTI increase)                              0.10(1)
Natural gas price ($0.10/mcf increase)                                   0.09(1)
Interest rate (1% increase)                                             (0.04)
Exchange rate ($US 0.01 increase)                                       (0.14)
Production (1,000 BOE/day increase)                                      0.20
================================================================================

(1)      Without the effect of price protection

BUSINESS RISKS

PrimeWest's operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Trust's financial position, results of operations, and cash available for distribution to unitholders are directly impacted by these factors. These factors are discussed under two broad categories - Commodity Price, Foreign Exchange and Interest Rate Risk; and Operational and Other Business Risks.

COMMODITY PRICE, FOREIGN EXCHANGE AND INTEREST RATE RISK
The two most important factors affecting the level of cash distributions available to unitholders are the level of production achieved by PrimeWest, and the price received for its products. These prices are influenced in varying degrees by factors outside the Trust's control. Some of these factors include:

o world market forces, specifically the actions of OPEC and other large crude oil producing countries including Russia, and their implications on the supply of crude oil;

o world and North American economic conditions which influence the demand for both crude oil and natural gas and the level of interest rates set by the governments of Canada and the U.S.;

o weather conditions that influence the demand for natural gas and heating oil;

o the Canadian/U.S. exchange rate that affects the price received for crude oil as the price of crude oil is referenced in U.S. dollars;

o        transportation availability and costs; and
o price differentials among world and North American markets based on transportation costs to major markets and quality of production.

To mitigate these risks, PrimeWest has an active hedging program in place based on an established set of criteria that has been approved by the Board of Directors. The results of the hedging program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our hedging strategy, PrimeWest also mitigates risk by having a well-diversified marketing portfolio and by transacting with a number of counter-parties and limiting exposure to each counter-party. In 2002, approximately 30% of natural gas production was sold to aggregators and 70% into the Alberta short-term or export long-term markets.

The contracts that PrimeWest has with aggregators vary in length. They represent a blend of domestic and U.S. markets and fixed and floating prices designed to provide price diversification to our revenue stream.

The primary objective of our commodity risk management program is to reduce the volatility of our cash distributions, to lock in the economics on major acquisitions and to protect our capital structure when commodity prices cycle downwards. In 2002, PrimeWest added $28.1 million ($0.82 per Trust Unit) to our cash flow through various physical and financial hedging transactions. In total, PrimeWest hedged 69% of full year crude oil production and 71% of full year natural gas production net of royalties.

OPERATIONAL AND OTHER BUSINESS RISKS

PrimeWest is also exposed to a number of risks related to its activities within the oil and gas industry that also have an impact on the amount of cash available to unitholders. These risks, and the ways in which PrimeWest seeks to mitigate these risks include, but are not limited to:

RISK:

PRODUCTION

Risk associated with the production of oil and gas - includes well operations, processing and the physical delivery of commodities to market.

WE MITIGATE BY:

Performing regular and proactive protective well, facility and pipeline maintenance supported by telemetry, physical inspection and diagnostic tools.

COMMODITY PRICE

Fluctuations in natural gas, crude oil and natural gas liquid prices

WE MITIGATE BY:

Hedging. See page 21 of this MD&A.

TRANSPORTATION

Market risk related to the availability of transportation to market and potential disruption in delivery systems.

WE MITIGATE BY:

Diversifying the transportation systems on which we rely to get our product to market.

NATURAL DECLINE

Development risk associated with capital enhancement activities undertaken - the risk that capital spending on activities such as drilling, well completions, well workovers and other capital activities will not result in reserve additions or in quantities sufficient to replace annual production declines.

WE MITIGATE BY:

Diversifying our capital spending program over a large number of projects so that too much capital is not risked on any one activity. We also have a highly skilled technical team of geologists, geophysicists and engineers working to apply the latest technology in planning and executing capital programs. Capital is spent only after strict economic criteria for production and reserve additions are assessed.

ACQUISITIONS

Acquisition risk associated with acquiring producing properties at low cost to renew our inventory of assets.

WE MITIGATE BY:

Continually scanning the marketplace for opportunities to acquire assets. Our technical acquisition specialists evaluate potential corporate or property acquisitions and identify areas for value enhancement through operational efficiencies or capital investment. All prospects are subjected to rigorous economic review against established acquisition and economic hurdle rates.

RESERVES

Reserve risk in respect of the quantity and quality of recoverable reserves.

WE MITIGATE BY:

Contracting our reserves evaluation to a reputable third party consultant, Gilbert Laustsen Jung Associates Ltd. (GLJ). The work and independence of GLJ is reviewed by the Audit and Reserves Committee of the Board of

Directors of PrimeWest. Our strategy is to invest in mature, longer life properties having a higher proved producing component where the reserve risk is generally lower and cash flows are more stable and predictable.

ENVIRONMENTAL HEALTH AND SAFETY (EH&S)

Environmental, health and safety risks associated with oil and gas properties and facilities.

WE MITIGATE BY:

Establishing and adhering to strict guidelines for EH&S including training, proper reporting of incidents, supervision and awareness. PrimeWest has active community involvement in field locations including regular meetings with stakeholders in the area. PrimeWest carries adequate insurance to cover property losses, liability and business interruption.

These risks are reviewed regularly by the Corporate Governance and Nominating Committee of the Board, which acts as PrimeWest's Environmental, Health and Safety Committee.

REGULATION, TAX, ROYALTIES

Changes in government regulations including reporting requirements, income tax laws, operating practices and environmental protection requirements and royalty rates.

WE MITIGATE BY:

Keeping informed of proposed changes in regulations and laws to properly respond to and plan for the effects that these changes may have on our operations.

LIABILITY TO UNITHOLDERS

There is no statutory protection for unitholders from liabilities of the Trust.

WE MITIGATE BY:

Limiting the business of the Trust to the right to receive the net cash flow of PrimeWest Energy Inc. All of the oil and gas business operations of PrimeWest are conducted by PrimeWest Energy Inc. PrimeWest Energy Inc. has a vigorous EH&S program as well as significant insurance protection.