Form 40-F
PRIMEWEST ENERGY TRUST
filed 2004-03-15
CIK 1136201

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

 [  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number: 333-13238

PRIMEWEST ENERGY TRUST

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

Suite 4700

150 Sixth Avenue, S.W.

Calgary, Alberta, Canada T2P 3Y7

(403) 234-6600

(Address and telephone number of Registrant’s principal executive offices)

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

[X] Annual information form

[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

50,444,438 Trust Units (diluted)

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 (the “Exchange Act”).  If  “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes

No    X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X

No

2

04-03-11  40F Final

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in the Form:

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2003.
2.	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2003; including a reconciliation to US GAAP (Note 17).
3.	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2003.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.

Audited Annual Financial Statements

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2003 incorporated by reference and included herein.  The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the Exchange Act, see Note 17 - Differences Between Canadian And United States Generally Accepted Accounting Principles on pages 48 through 53 of such 2003 Consolidated Financial Statements.

B.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2003 incorporated by reference and included herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2003, an evaluation was carried out under the supervision of and with the participation of PrimeWest’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

It should be noted that while the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
AND SENIOR FINANCIAL OFFICERS

PrimeWest has adopted a Code of Ethics for its Chief Executive Officer and senior financial officers.  This code applies to PrimeWest’s President and Chief Executive Officer, the Chief Operating Officer, the Vice-President, Business Development, and the Vice-President, Finance and Chief Financial Officer.  It is available on the Registrant’s web site at www.primewestenergy.com and in print to any unit holder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site and provided in print to any unit holder who requests them.

AUDIT AND RESERVES COMMITTEE

Identification of Audit Committee

The following individuals comprise the entire membership of PrimeWest’s Audit and Reserves Committee:  Harold Milavsky, Harold Kvisle, Michael O’Brien, James Patek and Glen Russell.

Audit Committee Financial Experts

Harold Milavsky and Mike O’Brien have been determined by the board of PrimeWest to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and have been designated as audit committee financial experts for the Audit and Reserve Committee of the board of PrimeWest.

Each of the directors serving on the Audit and Reserves Committee has also been determined by the board of PrimeWest to be independent within the criteria established by the New York Stock Exchange, Inc. for audit committee membership.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2003 and December 31, 2002 totaled $387,852 and $415,000, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year ended December 31, 2003	Year ended December 31, 2002
Audit Fees	$ 294,500	$ 255,000
Audit Related Fees	$ 12,500	$ -
Tax Fees	$ 80,852	$ 160,000
All Other Fees	$ -	$ -
TOTAL	$ 387,852	$ 415,000

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These services consisted of advice and guidance on new reporting standards.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax).

All Other Fees

In 2003 and 2002, no fees for services were incurred other than those described above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees”.

PREAPPROVAL POLICIES AND PROCEDURES

It is within the mandate of PrimeWest’s Audit and Reserves Committee to approve all audit and non-audit related fees.  The Audit and Reserves Committee have preapproved specifically identified non-audit tax-related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax) up to a pre-determined maximum annual limit of Cdn$50,000.  The Audit and Reserves Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process.  The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

	Payments due by period (Cdn$MM)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	$250.1		128.5	81.1	40.5
Lease rental obligations	$10.6	1.2	2.2	4.8	2.4
Pipeline transportation obligations	$10.3	2.7	5.4	2.2

DISCLOSURES PURSUANT TO REQUIREMENTS OF THE
NEW YORK STOCK EXCHANGE

Presiding Director at Meetings of Non-Management Directors

The Registrant schedules regular executive sessions in which the Registrant’s “non-management directors”  (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Harold Milavsky serves as the presiding director (the “Presiding Director”) at such sessions.  Each of the Registrant’s non-management directors is “unrelated” as such term is used in the rules of the Toronto Stock Exchange.

Communication with Non-Management Directors

Unitholders may send communications to the registrant’s non-management directors by writing to the Presiding Director, c/o PrimeWest Investor Relations, Suite 4700, 150 – 6th Avenue S.W., Calgary, AB   T2P 3Y7.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company’s website.  The Registrant has adopted the required guidelines and has posted them on its website at www.primewestenergy.com.

Board Committee Mandates

The Mandates of the Registrant’s audit and reserves committee, and compensation committee, and corporate governance and nominating committee are each available for viewing on the Registrant’s website at www.primewestenergy.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  PrimeWest Investor Relations, Suite 4700, 150 – 6th Avenue S.W., Calgary, AB   T2P 3Y7.

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

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit Number	Description

99.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.3	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Consent of PricewaterhouseCoopers LLP.
99.6	Consent of Gilbert Lausten Jung Associates Ltd.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated:  March 11, 2004

PRIMEWEST ENERGY TRUST

By:

//signed

Name:

Dennis G. Feuchuk

Title:

Vice-President, Finance and

Chief Financial Officer

EXHIBIT 99.1

CEO CERTIFICATION

PURSUANT TO RULE 13A-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Donald A. Garner, President and Chief Executive Officer, certify that:

1.

I have reviewed this annual report on Form 40-F of PrimeWest Energy Trust;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s  ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 11, 2004	//signed
Donald A. Garner
President and Chief Executive Officer

EXHIBIT 99.2

CFO CERTIFICATION

PURSUANT TO RULE 13A-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 40-F of PrimeWest Energy Trust;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s  ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 11, 2004	//signed
Dennis G. Feuchuk
Vice-President, Finance and
Chief Financial Officer

EXHIBIT 99.3

CEO CERTIFICATION

PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of PrimeWest Energy Trust (the “Company”) on Form 40-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald A. Garner, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 11, 2004

                //signed

Name:

Donald A. Garner

Title:

President and Chief Executive Officer

EXHIBIT 99.4

CFO CERTIFICATION

PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of PrimeWest Energy Trust (the “Company”) on Form 40-F for the fiscal year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis G. Feuchuk, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 11, 2004

                         //signed

Name:

Dennis G. Feuchuk

Title:

Vice-President, Finance and Chief Financial Officer

EXHIBIT 99.5

CONSENT OF INDEPENDENT AUDITORS

Consent of PricewaterhouseCoopers LLP

We hereby consent to the inclusion in PrimeWest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2003 of our audit report dated February 6, 2004, on the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2003 and 2002, and the consolidated statements of income, unitholders’ equity and cash flows for each of years in the three-year period ended December 31, 2003, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

//signed

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 6, 2004

EXHIBIT 99.6

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this Annual Report on Form 40-F of PrimeWest Energy Trust for the year ended December 31, 2003 of our report dated January 1, 2003 and January 1, 2004 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to properties owned at those times by PrimeWest Energy Inc., PrimeWest Resources Ltd., PrimeWest Royalty Corp., PrimeWest Oil and Gas Corp., PrimeWest Energy Trust and Cypress Energy Inc.

Gilbert Lausten Jung Associates Ltd.
Calgary, Alberta
February 20, 2004

Yours truly,

//signed

Gilbert Lautsen Jung Associates Ltd.

Myron J. Hladyshevsky, P.Eng.

Vice President

04-03-11  AIF Final

PRIMEWEST ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2003

March 11, 2004

TABLE OF CONTENTS

ITEM 1: ORGANIZATION....1
Trust Structure....2
The Declaration of Trust....2
Unitholder Rights Plan....7
Decision Making....8
ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS....9
Public Offerings....10
ITEM 3: NARRATIVE DESCRIPTION OF BUSINESS....11
The Business of the Trust....11
General....11
Operatorship....11
Acquisitions....11
Risk Management & Marketing....12
ITEM 4: STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION....15
General....15
Exploration and Development....16
Attributes of the Properties....16
Reserves Data....17
Forecast Prices and Costs....22
Undeveloped Reserves....24
Future Development Costs....25
Reconciliations of Changes in Reserves and Future Net Revenue....25
Other Oil and Natural Gas Information....29
ITEM 5: INDUSTRY CONDITIONS....41
Pricing and Marketing – Natural Gas....41
Pricing and Marketing – Oil....41
The North American Free Trade Agreement....42
Royalties and Incentives....42
Environmental Regulation....43
Kyoto Protocol....43
ITEM 6: RISK FACTORS....43
Risks Related to Our Business....43
Risks Related to the Trust Structure and the Ownership of Trust Units....52
ITEM 7: SELECTED CONSOLIDATED FINANCIAL INFORMATION....55
Selected Annual Information....55
Selected Quarterly Information....57
ITEM 8: MANAGEMENT'S DISCUSSION AND ANALYSIS....57
ITEM 9: MARKET FOR SECURITIES....57
ITEM 10: DIRECTORS AND OFFICERS....57
Directors....57

NOTE TO READER

The Trust Units were consolidated on a four to one basis on August 16, 2002.  Except where otherwise indicated, all amounts relating to the Trust Units contained in this Annual Information Form have been adjusted to give effect to that consolidation.

ITEM 1:   ORGANIZATION

PrimeWest Energy Trust (the “Trust”) is an open-end investment trust created under the laws of Alberta pursuant to the Declaration of Trust.  The undertaking of the Trust is to issue Trust Units to the public and to invest the Trust's funds, directly or indirectly, in petroleum and natural gas properties and assets related thereto.  The sole beneficiaries of the Trust are the holders of Trust Units.  Computershare Trust Company of Canada is the Trustee of the Trust.  The head office and principal place of business of the Trust is 4700, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

PrimeWest Energy Inc. (“PrimeWest” or the “Operating Company”) was incorporated under the Business Corporations Act (Alberta) on March 4, 1996 and was amalgamated with PrimeWest Oil and Gas Corp., PrimeWest Royalty Corp. and PrimeWest Resources Ltd. on January 1, 2002 and continued as PrimeWest Energy Inc.  PrimeWest was amalgamated with PrimeWest Management Inc. (the “Manager”) and Delgrae Energy Corporation on November 6, 2002 and continued as PrimeWest Energy Inc.

PrimeWest is wholly owned by the Trust.  PrimeWest’s business is the acquisition, development, exploitation, production and marketing of petroleum and natural gas and granting the Royalty to the Trust.

PrimeWest Gas Corp. (“PrimeWest Gas”) was amalgamated under the Business Corporations Act (Alberta) on January 24, 2003 in connection with the acquisition by PrimeWest of two privately held Canadian corporations.  PrimeWest Gas is wholly-owned by PrimeWest and is an operating subsidiary of PrimeWest and the Trust.

The principal undertaking of the Trust is to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties.  One of the Trust's primary assets is the Royalty granted by PrimeWest pursuant to the Royalty Agreement.  The Royalty entitles the Trust to receive 99% of the net cash flow generated by the petroleum and natural gas interests held from time to time by PrimeWest, after certain costs and deductions.  The balance of such net cash flow may be retained by PrimeWest to fund its working capital and other business and operating requirements, or may be passed on to the Trust to support distributions to Unitholders.  The Distributable Income resulting from the Royalty and other amounts received by the Trust is then distributed monthly to Unitholders.

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

The Declaration of Trust

The Declaration of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of business at those meetings, notice provisions, the appointment, resignation and removal of the Trustee and the form of Trust Unit certificates.  The Declaration of Trust may be amended from time to time.  Substantive amendments to the Declaration of Trust, including extension or early termination of the Trust and the sale or transfer of the property of the Trust as an entirety, or substantially as an entirety, require approval by special resolution of the Unitholders.

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

Class A Exchangeable Shares of PrimeWest

An unlimited number of Class A Exchangeable Shares may be issued by the Operating Company, each of which entitles the holder to exchange the Class A Exchangeable Share at any time into a number of Trust Units based on an exchange ratio then in effect.  The exchange ratio is determined by reference to the distributions paid on Trust Units in a given month and the current market price of the trust units.  On December 31, 2003, each Class A Exchangeable Share was exchangeable for 0.44302 Trust Units.

PrimeWest issued Class A Exchangeable Shares in connection with the acquisitions of the Manager in November 2002, Cypress Energy Inc. in March 2001 and Venator Petroleum Company Ltd. in April 2000.  Shareholders of the Manager, Cypress and Venator who received Class A Exchangeable Shares could in certain circumstances defer the tax consequences of that exchange.  PrimeWest may issue additional Class A Exchangeable Shares in connection with future acquisitions or to address other capital requirements.

The Class A Exchangeable Shares provide holders with economic terms and voting rights which are, as nearly as practicable, equivalent to those of Trust Units.  The Class A Exchangeable Shares are maintained economically equivalent to the Trust Units by the progressive increase in the exchange ratio, incorporating and reflecting the distributions provided to Unitholders in the right to acquire an ever-increasing number of Trust Units per Class A Exchangeable Share.  The Class A Exchangeable Shares are provided equivalent voting rights as Unitholders through a voting trust agreement pursuant to which the holders of Class A Exchangeable Shares can direct Computershare Trust Company of Canada, in its capacity as the voting and exchange trustee, to vote at meetings of Unitholders.  The Class A Exchangeable Shares are listed and posted for trading on the TSX under the symbol “PWX”.

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

Meetings and Voting

Annual meetings of the Unitholders commenced in 1997.  Special meetings of Unitholders may be called at any time by the Trustee and will be called by the Trustee on the written request of Unitholders holding in aggregate not less than 20% of the Trust Units.  Notice of all meetings of Unitholders will be given to Unitholders at least 21 days and not more than 50 days prior to the meeting.

Unitholders may attend and vote at all meetings of such Unitholders either in person or by proxy and a proxy holder need not be a holder of Trust Units.  At least two persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all of those meetings.  Unitholders are entitled to one vote per Trust Unit.

Limitation on Non-Resident Ownership

In order for the Trust to maintain its status as a mutual fund trust under the Income Tax Act (Canada), the Trust must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act, unless pursuant to paragraph 132(7)(a) of the Tax Act, from the date of creation of the Trust to and including the relevant time, all or substantially all of the property of the Trust consisted of property other than “taxable Canadian property”, as defined in the Tax Act.

Accordingly, the Declaration of Trust currently provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units.  However, a proposal to amend the Declaration of Trust to provide the board of directors of PrimeWest with a measure of flexibility in determining when to enforce restrictions on ownership of Trust Units by, and transfer of Trust Units to, non-residents of Canada has been put to Unitholders in the Circular.  The meeting to approve such amendment is scheduled for May 6, 2004.

If approved by Unitholders, the amended Declaration of Trust would provide that:

a)

if at any time the board of directors of PrimeWest determines, in its sole discretion, or becomes aware, that the Trust’s ability to continue to rely on paragraph 132(7)(a) of the Tax Act for purposes of qualifying as a “mutual fund trust” thereunder is in jeopardy, then the Trust shall not be maintained primarily for the benefit of non-residents of Canada and it shall be the sole responsibility of PrimeWest to monitor the holdings by non-residents of Canada and take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada;

b)

PrimeWest may request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of unitholder and beneficial unitholder mailing address lists and take such other steps specified by PrimeWest to determine or estimate as best possible the residence of the beneficial owners of Trust Units; and

c)

If at any time the board of directors of PrimeWest, in its sole discretion, determines that it is in the best interest of the Trust, PrimeWest may, notwithstanding the ability of the Trust to continue to rely on paragraph 132(7)(a) of the Tax Act:

(i)

require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to PrimeWest that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident of Canada;

(ii)

to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by non-residents of Canada or in such other manner as PrimeWest may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days.  If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided PrimeWest with satisfactory evidence that such Trust Units are not beneficially owned by non-residents within such period, PrimeWest may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes).  Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units;

(iii)

delist the Trust Units from any non-Canadian stock exchange; and

(iv)

take such other actions as the board of directors of PrimeWest determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by non-resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

Compulsory Acquisition

The Declaration of Trust provides that if a person within either 120 days of making an offer to purchase all outstanding Trust Units or the time for acceptance provided in that offer (provided that such offer is open for acceptance for a period of not less than 45 days), whichever period is the shorter, acquires not less than 90% of the outstanding Trust Units (other than those held by that person and its affiliates), that person may acquire the Trust Units of the Unitholders who did not accept the offer on the same terms as those offered to those Unitholders who accepted the offer.

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

Unitholder Rights Plan

On March 31, 1999, PrimeWest announced that it had adopted a Unitholder Rights Plan.  The Rights Plan was approved by Unitholders at the special and annual general meeting of the Unitholders held on May 18, 1999.  The Unitholders reconfirmed the Rights Plan at the special and annual general meeting of the Unitholders held on May 21, 2002.  The Rights Plan will expire on the date of PrimeWest’s Annual general meeting in 2005 unless the Unitholders reconfirm the Rights Plan at that meeting.

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

If a Person acquires more than 20% of the Trust Units other than by way of a permitted bid, other Unitholders may, at the discretion of the board of directors of PrimeWest, acquire a number of Trust Units at 50% of the then prevailing market price, so as to cause significant dilution to the acquiring Person.

The Rights Plan provides that a permitted bid is a take-over bid meeting the following requirements:

(a)

The bid must be made to all Unitholders;

(b)

The bid must be open for a minimum of 45 days following the date of the bid, and no Trust Units may be taken up prior to such time;

(c)

Take-up and payment of Trust Units may not occur unless the bid is accepted by Unitholders holding more than 50% of the outstanding Trust Units, excluding Trust Units held by the bidder and its associates;

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

The board of directors of PrimeWest is responsible for making significant decisions with respect to PrimeWest, including all decisions relating to, among other things:  (a) the acquisition and disposition of significant petroleum and natural gas properties; (b) the approval of capital expenditure budgets; (c) the approval of risk management activities; and (d) the establishment of credit facilities.  In addition, the Trustee has delegated certain matters regarding the Trust to PrimeWest, including all decisions relating to  issuances of Trust Units,  the determination of the amount of distributions to be made by the Trust,  approvals required with regard to any proposed amendment to the Declaration of Trust or the royalty agreement and other aspects respecting the relationship between the Trust and PrimeWest, and  responding to unsolicited take-over or merger proposals.  The board of directors of PrimeWest holds regularly scheduled meetings to review the business and affairs of PrimeWest and the Trust.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

On October 16, 1996, the Trust completed an initial public offering of 24,900,000 Trust Units (before giving effect to the Consolidation) on an instalment receipt basis of $6.00 payable on October 16, 1996 and $4.00 payable one year later, for total gross proceeds of $249,000,000.  The Trust used the net proceeds of that offering, plus the assignment of the right to be paid the final instalment of $4.00 per Trust Unit, to purchase the Royalty from PrimeWest.  PrimeWest used the net proceeds from the sale of the Royalty to the Trust and debt to acquire certain crude oil and natural gas properties.

Since its inception, PrimeWest has been an active acquirer of crude oil and natural gas properties in the Western Canadian Sedimentary Basin.  Many of those acquisitions were financed, directly or indirectly, through the issuance of Trust Units and what are now Class A Exchangeable Shares.  The following tables summarize the more significant acquisitions and equity financings completed by PrimeWest since January 1, 2001.

Acquisitions

Date	Company/Properties Acquired	Aggregate Purchase Price (currency)	Reserves and Production Acquired
March 2001	Cypress Energy Inc.	$820.8 million (cash, Trust Units and exchangeable shares)	57.5 mmboe(1) 15,000 boe/d
December 2002	Caroline/Ells	$45.6 million (cash)	5.7 mmboe(1) 1,550 boe/d
January 2003	Caroline/Peace River Arch	$219.1 million (cash)	15.5 mmboe(2) 6,800 boe/d

(1)  Based on evaluations of Established Reserves completed prior to implementation of National Instrument 51-101 in September 2003.  See “Statement of Reserves Data and Other Oil and Gas Information” for a discussion of the difference between Established Reserves and Reserves evaluated under National Instrument 51-101.

(2)  Proved plus Probable Reserves evaluated under National Instrument 51-101.

Public Offerings

Date	No. of Trust Units Issued	Price per Trust Unit	Gross Proceeds
June 2001	2,472,500	$38.40	$94.9 million
November 2001	2,475,000	28.40	70.3 million
November 2002	4,200,000	26.20	110.0 million
February 2003	6,000,000	25.75	154.5 million
September 2003	3,100,000	25.90	80.3 million

Other significant developments since January 1, 2002 include the following:

  On August 16, 2002 the Trust Units were consolidated on a four-for-one basis.

  On November 4, 2002, Unitholders approved the proposal to eliminate the external management contract and related fees through the purchase of the Manager.

  On November 19, 2002, the Trust Units were listed for trading on the New York Stock Exchange under the symbol “PWI”.

  On December 23, 2002, the board of directors of PrimeWest confirmed the succession of Donald A. Garner to the position of President and Chief Executive Officer, effective January 2, 2003.  Kent MacIntyre, the founder of PrimeWest, resigned as Vice-chairman and Chief Executive Officer of PrimeWest effective January 2, 2003, but remains a member of the board of directors of PrimeWest.  The board also appointed Tim Granger, PrimeWest’s Vice-president, Operations and Development, as Chief Operating Officer.

  On January 8, 2003, PrimeWest announced the appointment of W. Glen Russell as an independent member of the board of directors.

  On May 7, 2003, PrimeWest announced that it had entered into a private placement debt financing for U.S. $125 million of secured notes with a seven year term and an effective five and one half year average life at a coupon rate of 4.19%.

  On May 26, 2003, PrimeWest announced the appointment of James W. Patek as an independent member of the board of directors.

  On October 31, 2003, PrimeWest announced that it had received all regulatory approvals for the implementation of a premium distribution component of its existing Distribution Reinvestment and Optional Trust Unit Purchase Plan.  As

an alternative to the distribution reinvestment component of the plan, the premium distribution component allows eligible Unitholders to elect to receive a premium cash distribution equal to 102% of the cash that the Unitholder would otherwise have received on the Cash Distribution Date, subject to proration in certain events under the Premium DRIP.

  On January 27, 2004 PrimeWest announced that PrimeWest Gas had entered into an agreement to acquire all of the outstanding shares of Seventh Energy Ltd. (“Seventh”) for cash consideration of $34.3 million and assumed debt and working capital of $8.3 million.  PrimeWest hedged approximately 70% of the gas production of Seventh at a price of $6.18 Canadian per mcf for one year. On February 6, 2004, PrimeWest Gas mailed a formal take-over circular to the shareholders of Seventh and anticipates taking up and paying for those shares tendered to the offer on or about March 15, 2004.

ITEM 3: NARRATIVE DESCRIPTION OF BUSINESS

The Business of the Trust General

The undertaking of the Trust is to acquire and hold petroleum and natural gas properties and to distribute the Distributable Income generated therefrom to Unitholders. It is therefore the mandate of PrimeWest to continue to source and acquire petroleum and natural gas properties both for and on behalf of itself and the Trust, and to enhance the production from both acquired and existing properties in order to increase the amount of Distributable Income distributed to Unitholders.

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

Acquisitions

Unless PrimeWest and the Trust are able to acquire additional petroleum and natural gas Reserves or increase Reserves through development activities, production from the currently held properties will continually decline.  PrimeWest continually reviews opportunities for the acquisition of producing petroleum and natural gas properties.  When considering the acquisition of any petroleum and natural gas producing property, PrimeWest focuses on longer-life properties, with lower reservoir risk, that may be operated by either PrimeWest or other acceptable operators and that have the potential to increase Distributable Income and enhance the Trust's value through exploitation of those properties.  See "Management Policies and Acquisition Strategy".

Risk Management & Marketing

Prices received for production and associated operating expenses are impacted in varying degrees by factors outside the Trust's control.  These include but are not limited to:

a)

World market forces, including the ability of OPEC to set and maintain production levels and prices for crude oil;

b)

Political conditions, including the risk of hostilities in the Middle East and other regions throughout the world;

c)

Increases or decreases in crude oil quality differentials, and their implications for prices received by PrimeWest on the portion of oil production that is medium gravity crude;

d)

To the extent that crude oil prices received by PrimeWest are referenced to benchmarks (such as West Texas Intermediate oil), which are denominated in U.S. dollars, prices and revenue streams are impacted by changes in value between the Canadian and U.S. dollars.

e)

North American market forces, most notably shifts in the balance between supply and demand for crude oil and natural gas and the implications for the price of crude oil and natural gas;

f)

To the extent that natural gas prices received by PrimeWest are established in U.S. dollars, then converted to Canadian dollars, prices and revenue streams are impacted by changes in value between the Canadian and U.S. dollars;

g)

Global and domestic economic and weather conditions;

h)

Price and availability of alternative fuels; and

i)

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

As part of PrimeWest's risk-management strategy in 2003, 65% of full-year crude oil production (2002 – 71%) and 61% of full-year natural gas production (2002 – 69%) was hedged, net of royalties.  Strategies utilized included both physical and financial instruments with the primary objective of enhancing the stability of cash distributions.

PrimeWest also utilized electrical power hedges during 2003.  The electrical power hedges utilized heat rate swaps (8.92 gigajoules per megawatt hour).

The gas hedging instruments are floors, swaps, basis swaps, costless collars, 3-way deals and swaptions.  Costless collars involve the simultaneous purchase of a put option and sale of a call option at no cost.  3-way deals are the simultaneous purchase of a near the money put option and the sale of both an out of the money put and an out of the money call all at no cost.  Swaptions give PrimeWest the future right to enter into swap transactions for fixed prices and terms.  The oil hedging instruments consist of floors, swaps, costless collars and calls.

As at February 27, 2004:

(a)

PrimeWest employed hedging structures using swaps and option-based instruments on approximately 64% of anticipated crude oil production, net of royalties, for 2004 and on 18% of its anticipated crude oil production, net of royalties, for 2005;

(b)

PrimeWest employed hedging structures using swaps and option-based instruments on approximately 52% of anticipated natural gas production, net of royalties, for 2004 and on approximately 3% of anticipated natural gas production, net of royalties, for 2005;

(c)

PrimeWest employed hedging structures using swaps on approximately 59% of anticipated electrical power requirements for 2004 and on none of the anticipated electrical power requirements for 2005;

(d)

All 2004 and 2005 hedging contracts intrinsic mark-to-market position represented a net loss of $13.1 million, as compared to a net loss of $3.5 million as at December 31, 2003.  The intrinsic value is the amount of gains or losses that would be realized if all hedge positions were settled over time at the forward prices at December 31, 2003 and February 27, 2004, respectively; and

(e)

All 2004 and 2005 contracts intrinsic plus extrinsic mark-to-market positions represented a net loss of $14.7 million as compared to a net loss of $5.4 million as at December 31, 2003.  The intrinsic plus extrinsic value is the amount of gains or losses that would be realized if all hedge positions were closed out at the forward prices at December 31, 2003 and February 27, 2004, respectively.

Beyond the hedging strategy, PrimeWest also mitigates risk by having a well diversified marketing portfolio for natural gas and by transacting with a number of counterparties to limit exposure to any one counterparty.  Approximately 25% of natural gas production is sold to aggregators and approximately 75% of production is sold into the Alberta short-and long-term markets.  The contracts that PrimeWest has with aggregators vary in length.  They have a blend of domestic and U.S. markets, with fixed and floating prices, which provide price diversification to our revenue stream.

In addition to these noted risk-management practices, while PrimeWest’s portfolio of assets is weighted to natural gas, a significant portion of the portfolio consists of crude oil and NGL reserves.  Because oil and gas price cycles do not necessarily coincide, such a balance often provides a natural mitigation of price risk.

For 2003, PrimeWest's commodity mix was approximately 33% oil and NGLs and 67% natural gas, compared to approximately 38% oil and NGLs and 62% natural gas in 2002.  PrimeWest realized hedge losses of $30.5 million in 2003 and gains of $28.1 million in 2002.

Impact of Environmental Protection Requirements

PrimeWest carries out its activities and operations in compliance with all relevant and applicable environmental regulations and good industry practice.  At present, PrimeWest believes that it meets all existing environmental standards and regulations.  PrimeWest has created a segregated fund devoted to funding future costs for well abandonment and site cleanup.  In 2003, PrimeWest contributed $0.50 per boe of production, totalling $6.2 million paid into this fund, while $2.2 million was paid out for active projects completed.  An additional contribution of $4.2 million was made to fund reclamation liabilities assumed with properties acquired in 2002.  The cash balance in the reclamation fund was $8.2 million at the end of 2003.  The 2004 contribution rate remains $0.50 per boe, which is expected to be sufficient to meet the future funding requirements.  In addition, PrimeWest records a provision for site reclamation and abandonment based on cost estimates made by both PrimeWest and external engineers.  The provision for 2003 was $4.2 million compared to $4.0 million in 2002 and is charged to depletion, depreciation and amortization on a unit of production basis.  Expenditures for environmental matters or site restoration are not reported as part of the development capital.  Since the environmental standards and regulations to which PrimeWest is subject apply to all participants in the oil and gas industry, it is not anticipated that PrimeWest’s competitive position within the industry will be adversely affected.

ITEM 4:  STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

General

Faced with a number of highly publicized transactions where oil and natural gas Reserve reports were prepared pursuant to National Policy Statement 2-B ("NP 2B") and found to be wanting, the Alberta Securities Commission established an oil and gas taskforce in 1998 to investigate methods of improving the existing legislative regime.  The taskforce passed on its findings and recommendations to the Canadian Securities Administrators in 2001, which ultimately initiated its own extensive public consultative process culminating with National Instrument 51-101 ("NI 51-101") which came into force on September 30, 2003.  NI 51-101 reflects a dramatic departure from its predecessor NP 2B, attempting to address the perceived shortcomings of NP 2B by improving the standards and quality of Reserve reporting and achieving a higher industry consistency.

Under NI 51-101, “Proved” Reserves are those Reserves that can be estimated with a high degree of certainty to be recoverable (i.e. it is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves).   In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves.  While the definition itself is similar to the old definition of Proved Reserves, there was no consideration of probability under NP 2B.  In the case of “Probable” Reserves, which are by definition less certain to be recovered than Proved Reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.  With respect to the consideration of certainty, in order to report Reserves as Proved plus Probable, the level of certainty targeted by the reporting company should result in at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.  The implementation of NI 51-101 has resulted in a more rigorous and uniform standardization of Reserve evaluation.

Proved plus Probable Reserves replace the “Established” Reserves definition that was used historically.  Under the old rules, the Established Reserves category was generally calculated on the basis that Proved plus half of Probable Reserves (as those terms were defined in NP 2B) represented the best estimate at the time.  PrimeWest believes that its Established Reserves reported under NP 2B were calculated on a reasonable basis as its estimate of Reserves that would ultimately be recovered.  As a result, and for comparison purposes, we have included Established Reserves from our December 31, 2002 Reserves Report as our December 31, 2002 opening balances under the Proved plus Probable Reserves category reconciled on a Company Interest basis and on a Net basis (see discussion below).  Similarly, we have included 50% of Probable

Reserves from our December 31, 2002 Reserves Report as our opening balances under the Probable Reserves category, again reconciled on a Company Interest basis and on a Net basis.  The inclusion of this additional information will assist the reader in comparing historical results to the current results during this period of transition to the new reporting regime dictated by NI 51-101.

Before the implementation of NI 51-101, reporting companies reported and reconciled Reserves on a “Company Interest” basis, which included working interest Reserves plus royalties receivable (with no deduction for royalties payable).  Under the new rules, companies are required to report Gross Reserves, which include working interest with no adjustment for royalties payable or royalties receivable.  Companies must also report and reconcile Net Reserves (working interest and royalties receivable, less royalties payable).  As required, PrimeWest has reported its Reserves on both a Gross and a Net basis.  In addition, we have reconciled our Reserves on a Net basis.  Again, for continuity and comparison purposes, we have also reported and reconciled our Reserves using the old Company Interest definition.

The impact of the implementation of NI 51-101 on PrimeWest’s Reserves is discussed and reflected further in the tables below under this Item 4.  Unless otherwise stated, all of the Reserves information contained in this Annual Information Form has been calculated and reported in accordance with NI 51-101.

Exploration and Development

The primary focus of PrimeWest is to pursue growth opportunities through the development of existing Reserves, the monetization of PrimeWest’s exploratory lands and the acquisition of new properties.  High risk exploration plays, as well as PrimeWest’s undeveloped acreage, will continue to be farmed out, sold or exchanged for producing properties with upside potential.  Development efforts will be concentrated on optimizing Production from existing and new Reserves, and developing new properties in a cost effective manner.  PrimeWest will continue its ongoing property rationalization program and any sales proceeds may be used to acquire interests in core areas or new prospects with exploitation opportunities.

Attributes of the Properties

The properties of PrimeWest and the Trust include interests in both unitized and non-unitized oil and natural gas production from several major Oil and Natural Gas fields.  The following characteristics generally describe the attributes of the properties:

a)

 Reserve Life:  The properties include a mix of long life, lower decline rate Reserves and short life, higher decline Reserves that have an average Reserve Life Index of approximately 9.8 years based on Net Proved plus Probable Reserves calculated in accordance with NI 51-101;

b)

Operated Properties: Approximately 80% of the total production from the properties is operated by PrimeWest.  In respect of these operated properties, PrimeWest is able to exercise management and operating influence to maximize value for the benefit of the Trust;

c)

Natural Gas Weighted Portfolio:  For the year ended December 31, 2003 production from the properties is approximately 33% crude oil and natural gas liquids and 67% natural gas, on a barrel-of-oil-equivalent basis.  As at December 31, 2003, Proved plus Probable Reserves for the properties are approximately 32% crude oil and natural gas liquids and 68% natural gas on a barrel-of-oil-equivalent basis;

d)

Diversified Portfolio:  While the properties are diversified from a geological and geographic perspective, PrimeWest generally has the largest working interest in these properties; and

e)

Upside Potential:  Additional opportunities to enhance the value of the properties have been identified by PrimeWest.  These opportunities may not have been included in the valuations provided in the GLJ Report.

Reserves Data

In accordance with NI 51-101, GLJ has prepared the GLJ Report dated January 1, 2004 evaluating, as at December 31, 2003, the Reserves of crude oil, natural gas and associated products attributed to the properties prior to provision for interest costs and General and Administrative Costs, but after providing for estimated royalties, Production Costs, Development Costs, other income, future capital expenditures, and Well Abandonment Costs for only those wells assigned Reserves by GLJ.  It should not be assumed that the undiscounted or discounted Future Net Revenue estimated by GLJ represent the fair market value of these Reserves.  Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following these tables.

The following tables provide Reserves data and a breakdown of Future Net Revenue by component and production group using Constant Prices and Costs, on a Company Interest, Gross and Net basis.

Summary of Oil and Natural Gas Reserves
and Net Present Values of Future Net Revenue
as of December 31, 2003

Constant Prices and Costs

RESERVES CATEGORY	RESERVES
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
PROVED
Developed Producing	16,324	14,622	14,764	4,135	4,123	3,798
Developed Non-Producing	11	11	9	0	0	0
Undeveloped	591	376	553	122	122	105
TOTAL PROVED	16,926	15,009	15,326	4,257	4,245	3,903
PROBABLE	2,969	2,656	2,602	640	639	585
TOTAL PROVED PLUS PROBABLE	19,895	17,665	17,928	4,897	4,884	4,488

RESERVES CATEGORY	RESERVES
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
PROVED
Developed Producing	308.6	301.1	243.7	7,872	7,724	5,606
Developed Non-Producing	17.8	17.8	14.0	463	463	342
Undeveloped	20.5	19.5	15.2	710	690	465
TOTAL PROVED	346.9	338.3	272.9	9,046	8,877	6,414
PROBABLE	89.8	88.2	70.8	2,898	2,867	2,055
TOTAL PROVED PLUS PROBABLE	436.7	426.6	343.7	11,944	11,744	8,469

RESERVES CATEGORY	RESERVES
	Total (mboe)
	Company Interest	Gross	Net
PROVED
Developed Producing	79,760	76,645	64,788
Developed Non-Producing	3,442	3,442	2,677
Undeveloped	4,838	4,431	3,661
TOTAL PROVED	88,040	84,518	71,126
PROBABLE	21,475	20,869	17,044
TOTAL PROVED PLUS PROBABLE	109,515	105,387	88,169

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE FUTURE INCOME TAX EXPENSES		AFTER FUTURE INCOME TAX EXPENSES
	DISCOUNTED AT 0%/year (MM$)	DISCOUNTED AT 10%/year (MM$)	DISCOUNTED AT 0%/year (MM$)	DISCOUNTED AT 10%/year (MM$)
PROVED
Developed Producing	1,565.9	923.5	1,565.9	923.5
Developed Non-Producing	64.8	28.2	64.8	28.2
Undeveloped	84.0	41.4	84.0	41.4
TOTAL PROVED	1,714.7	993.1	1,714.7	993.1
PROBABLE	438.9	168.6	438.9	168.6
TOTAL PROVED PLUS PROBABLE	2,153.6	1,161.7	2,153.6	1,161.7

Total Future Net Revenue
(Undiscounted)
as of December 31, 2003

Constant Prices and Costs

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Future Income Tax Expenses (MM$)	Future Income Tax Expenses (MM$)	Future Net Revenue After Future Income Tax Expenses (MM$)
Proved Reserves	3,196.89	565.74	804.93	69.45	42.10	1,714.67	0	1,714.67
Proved Plus Probable Reserves	3,978.60	716.23	955.35	110.88	42.57	2,153.57	0	2,153.57

Future Net Revenue
By Production Group
as of December 31, 2003

Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Future Income Tax Expenses (discounted at 10%/year) (MM$)
Proved Reserves	Light and Medium Crude Oil(1) Heavy Oil(1) Natural Gas(2)	198.88 63.30 748.35
Proved Plus Probable Reserves	Light and Medium Crude Oil(1) Heavy Oil(1) Natural Gas(2)	219.19 72.14 885.35

Notes:

1.

Including solution gas and other by-products.

2.

Including by-products but excluding solution gas from oil wells.

The following tables provide Reserves data and a breakdown of Future Net Revenue by component and production group using Forecast Prices and Costs on a Company Interest, Gross and Net basis.

Summary of Oil and Natural Gas Reserves
and Net Present Values of Future Net Revenue
as of December 31, 2003

Forecast Prices and Costs

RESERVES CATEGORY	RESERVES
	Light And Medium Crude Oil (mbbl)			Heavy Oil (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
PROVED
Developed Producing	15,744	14,084	14,284	3,110	3,102	2,856
Developed Non-Producing	11	11	9	0	0	0
Undeveloped	572	363	535	118	118	103
TOTAL PROVED	16,327	14,459	14,829	3,228	3,220	2,959
PROBABLE	2,847	2,541	2,504	477	476	435
TOTAL PROVED PLUS PROBABLE	19,174	17,000	17,333	3,706	3,696	3,394

RESERVES CATEGORY	RESERVES
	Natural Gas (Bcf)			Natural Gas Liquids (mbbl)
	Company Interest	Gross	Net	Company Interest	Gross	Net
PROVED
Developed Producing	304.9	297.4	240.7	7,798	7,650	5,570
Developed Non-Producing	18.0	18.0	14.1	469	469	346
Undeveloped	20.3	19.3	15.1	708	688	466
TOTAL PROVED	343.2	334.7	269.9	8,975	8,807	6,381
PROBABLE	89.0	87.4	70.1	2,888	2,857	2,051
TOTAL PROVED PLUS PROBABLE	432.2	422.1	339.9	11,863	11,664	8,433

RESERVES CATEGORY	RESERVES
Total (mboe)
	Company Interest	Gross	Net
PROVED
Developed Producing	77,474	74,405	62,827
Developed Non-Producing	3,472	3,472	2,700
Undeveloped	4,785	4,385	3,618
TOTAL PROVED	85,732	82,263	69,145
PROBABLE	21,037	20,440	16,670
TOTAL PROVED PLUS PROBABLE	106,769	102,703	85,815

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE FUTURE INCOME TAX EXPENSES DISCOUNTED AT (%)					AFTER FUTURE INCOME TAX EXPENSES DISCOUNTED AT (%)
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
PROVED
Developed Producing	1,194.7	890.6	725.7	621.3	548.5	1,194.7	890.6	725.7	621.3	548.5
Developed Non- Producing	51.8	30.1	21.4	16.7	13.7	51.8	30.1	21.4	16.7	13.7
Undeveloped	59.8	40.2	28.6	21.4	16.5	59.8	40.2	28.6	21.4	16.5
TOTAL PROVED	1,306.3	960.9	775.8	659.4	578.7	1,306.3	960.9	775.8	659.4	578.7
PROBABLE	348.9	195.2	128.8	93.5	72.1	348.9	195.2	128.8	93.5	72.1
TOTAL PROVED PLUS PROBABLE	1,655.2	1,156.0	904.6	752.9	650.8	1,655.2	1,156.0	904.6	752.9	650.8

Total Future Net Revenue
(Undiscounted)
as of December 31, 2003

Forecast Prices and Costs

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Future Income Tax Expenses (MM$)	Future Income Tax Expenses (MM$)	Future Net Revenue After Future Income Tax Expenses (MM$)
Proved Reserves	2,782.73	481.57	872.25	72.27	50.33	1,306.31	0	1,306.31
Proved Plus Probable Reserves	3,487.97	612.62	1,053.83	113.73	52.55	1,655.24	0	1,655.24

Future Net Revenue
By Production Group
as of December 31, 2003

Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Future Income Tax Expenses (discounted at 10%/year) (MM$)
Proved Reserves	Light and Medium Crude Oil(1) Heavy Oil(1) Natural Gas(2)	154.71 41.24 599.14
Proved Plus Probable Reserves	Light and Medium Crude Oil(1) Heavy Oil(1) Natural Gas(2)	170.06 46.81 704.48

Notes:

1.

Including solution gas and other by-products.

2.

Including by-products but excluding solution gas from oil wells.

The following tables summarize the pricing assumptions (and in the case of Forecast Prices and Costs only, the inflation assumptions) made in preparing the preceding tables pertaining to PrimeWest’s Reserves and Future Net Revenue utilizing either Constant Prices and Costs or Forecast Prices and Costs.

Summary of Pricing Assumptions
as of December 31, 2003

Constant Prices and Costs

	OIL				Natural Gas	EDMONTON LIQUIDS PRICES
Historical (Year End)	WTI Cushing Oklahoma $US/bbl	Edmonton Par Price 40[o] API $Cdn/ bbl	Hardisty Heavy 12[o] API $Cdn/bbl	Cromer Medium 29.3[o] API $Cdn/bbl	AECO Gas Price $CDN/ mmbtu	Propane $Cdn./bbl	Butane $Cdn/bbl	Pentanes Plus $Cdn/bbl	Inflation Rates % / year	Exchange Rate $U.S / Cdn
2000 2001 2002 2003 (Year End) 2003 (Average)	30.22 25.97 26.08 32.52 30.96	44.56 39.40 40.33 40.81 43.51	27.34 16.94 26.57 23.31 26.01	39.91 31.56 35.48 34.81 37.26	5.08 6.21 4.04 6.09 6.66	32.18 31.85 21.39 29.81 32.01	35.60 31.17 27.08 31.81 34.01	46.31 42.48 40.73 41.31 44.01	2.7 2.6 2.2 2.8	0.6740 0.6448 0.6376 0.7738 0.7213

Summary of Pricing and Inflation Rate Assumptions
as of December 31, 2003

Forecast Prices and Costs

	OIL				Natural Gas(1)	EDMONTON LIQUIDS PRICES
Year	WTI Cushing Oklahoma $US/bbl	Edmonton Par Price 40[o] API $Cdn/ bbl	Hardisty Medium 25.7[o] API $Cdn/bbl	Cromer Medium 29.3[o] API $Cdn/bbl	AECO Gas Price $Cdn/ mmbtu	Propane $Cdn./bbl	Butane $Cdn/bbl	Pentanes Plus $Cdn/bbl	Inflation Rates % / year	Exchange Rate $U.S / Cdn
Forecast
2004	29.21	37.81	28.05	32.31	5.90	26.80	28.27	38.54	0.0	0.75
2005	26.43	34.10	26.35	29.30	5.33	22.64	23.96	34.80	1.67	0.75
2006	25.42	32.79	25.99	28.60	4.98	21.16	22.53	33.48	1.67	0.75
2007	25.38	32.72	25.89	28.54	4.95	21.03	22.48	33.42	1.67	0.75
2008	25.51	32.89	26.00	28.67	4.92	21.03	22.59	33.60	1.67	0.75
2009	25.81	33.26	26.31	29.00	4.96	21.24	22.85	33.98	1.67	0.75
2010	26.11	33.63	26.68	29.37	5.00	21.42	23.10	34.36	1.67	0.75
2011	26.42	34.04	27.09	29.78	5.06	21.69	23.36	34.78	1.67	0.75
2012	26.72	34.42	27.47	30.16	5.12	21.94	23.62	35.17	1.67	0.75
2013	27.03	34.83	27.88	30.57	5.19	22.22	23.92	35.59	1.67	0.75
2014	27.37	35.25	28.30	30.99	5.25	22.50	24.21	36.02	1.67	0.75
2015	27.88	35.87	28.92	31.61	5.36	22.87	24.59	36.65	1.67	0.75
2016	28.40	36.49	29.54	32.23	5.46	23.23	24.98	37.28	1.67	0.75
2017	28.91	37.12	30.17	32.86	5.56	23.60	25.39	37.92	1.67	0.75
2018	29.43	37.71	30.76	33.45	5.66	23.94	25.75	38.52	1.67	0.75
Thereafter	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00	0.75

Weighted Average Realized Sales Prices
($Cdn)	2003
Natural Gas ($/mcf)	6.05
Crude Oil ($/bbl)	33.94
Natural Gas Liquids ($/bbl)	35.34

Undeveloped Reserves

The following discussion generally describes the basis on which PrimeWest attributes Proved and Probable Undeveloped Reserves and its plans for developing those Undeveloped Reserves.

Proved and Probable Undeveloped Reserves

According to the GLJ report using Forecast Prices and Costs, PrimeWest had Net Proved Undeveloped (“PUD”) Reserves of 3.6 mmboe.  PrimeWest’s Net Probable Reserves were 16.7 mmboe as at January 1, 2004.  PrimeWest invests capital into development work which moves its PUD Reserves and Probable Reserves into the Proved Developed Producing category.  In 2003, $104.5 million was spent on capital development, and between $65 and $90 million has been budgeted for development capital in 2004.  A portion of the development capital will be used to convert PUD Reserves and Probable Reserves into Proved Developed Producing Reserves.  Allocating capital to properties and timing of development is based on economics and performance of the asset.  PrimeWest’s focus for 2004 development continues to be in the core areas of Caroline, Brant/Farrow, Valhalla and Princess/Hays.

Of PrimeWest’s Net PUD Reserves, 49% are located in Caroline, a primary area in which PrimeWest plans to spend development capital (for specific details on the capital budgets, plans and timing for 2004 development in this area, see “Other Oil and Gas Information”).  Other areas with notable Net PUD Reserves include Dinosaur/Medicine Hat (11%) and Crossfield/Lone Pine Creek (10%).  Of PrimeWest’s total Net Probable Reserves, 32% are in Caroline.  Other areas with notable Net Probable Reserves include Thorsby (12%) and Crossfield/Lone Pine Creek (11%).

For properties other than Caroline, Brant/Farrow, Valhalla and Princess/Hays, which have PUD or Probable Reserves attributed to them, PrimeWest plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move those PUD and Probable Reserves to Proved Developed Producing Reserves.  In instances where land rights are expected to expire within 1 year, PrimeWest may engage in farm-out arrangements which would eliminate the potential expiry and possibly result in some PUD and Probable Reserves becoming Proved Developed Producing Reserves.

Future Development Costs

The table below sets out the Development Costs deducted in the estimation of Future Net Revenue attributable to Proved Reserves (using both Constant Prices and Costs and Forecast Prices and Costs) and Proved plus Probable Reserves (using Forecast Prices and Costs only).

	Constant Prices and Costs		Forecast Prices and Costs
Year	Proved ($MM)	Proved plus Probable ($MM)	Proved ($MM)	Proved plus Probable ($MM)
2004	15.04	24.74	15.04	24.74
2005	12.51	19.29	12.72	19.61
2006	11.65	20.01	12.04	20.68
2007	3.95	16.29	4.15	17.12
2008	3.65	3.77	3.90	4.03
Total: Undiscounted	69.45	110.88	72.27	113.73
Total: Discounted at 10%/year	49.21	79.86	50.91	82.57

The Future Development Costs are capital expenditures required in the future for PrimeWest to convert Proved Undeveloped Reserves and Probable Reserves into Proved Developed Producing Reserves.  Over the estimated life of the Reserves, it is anticipated that $72.3 million would be incurred for the Proved Reserves and $113.7 million for the Proved plus Probable Reserves categories, based on Forecast Prices and Costs.  PrimeWest anticipates using a combination of internally-generated cash flow, debt and equity financing to fund these future Development Costs.  Based on the commodity price and cost assumptions adopted for both the Constant Prices and Costs case and the Forecast Prices and Costs case, all of the expenditures included in the future Development Costs are economic as they enhance the net present values of the Proved Developed Reserves.

Reconciliations of Changes in Reserves and Future Net Revenue

Reserves Reconciliation

The following table sets forth the reconciliation of PrimeWest’s Net Reserves for the year ended December 31, 2003 using Forecast Price and Cost estimates derived from the GLJ Report as required under NI 51-101 guidelines and format, reconciled to December 31, 2002 Proved plus 50% of Probable Reserves (Established Reserves).  Net Reserves include working interest Reserves plus royalties receivable less royalties payable, as stipulated by NI 51-101.  See notes following table and initial discussion above under “Statement of Reserves Data and Other Oil and Gas Information – General”.

	Light and Medium Crude Oil (mbbls)				Heavy Oil (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
December 31, 2002	14,641.0	15,355.0	2,252.0(a)	17,607.0(b)	3,320.0	3,723.0	405.0(a)	4,128.0(b)
Extensions	11.9	49.2	40.8	90.0	37.6	37.6	24.9	62.5
Improved Recovery	451.6	443.0	(26.1)	416.9	265.1	0.0	0.0	0.0
Technical Revisions(d)	672.3	470.6	199.1	669.7	(441.0)	(406.9)	(52.5)	(459.4)
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	219.1	219.1	36.5	255.6	156.5	156.5	24.6	181.1
Dispositions	(21.4)	(21.4)	(4.3)	(25.7)	(2.7)	(2.7)	0.0	(2.7)
Economic Factors	(104.0)	(100.0)	6.0	(94.0)	290.0	221.0	33.0	254.0
Production	(1,586.5)	(1,586.5)	0.0	(1,586.5)	(769.5)	(769.5)	0.0	(769.5)
December 31, 2003	14,284.0	14,829.0	2,504.0	17,333.0(c)	2,856.0	2,959.0	435.0	3,394.0(c)

	Associated and Non-Associated Gas (Natural Gas) (bcf)				Natural Gas Liquids (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Proved	Probable	Proved Plus Probable
December 31, 2002	228.0	277.5	54.5(a)	331.9(b)	4,927.0	6,140.0	1,259.0(a)	7,399.0(b)
Extensions	10.0	9.8	2.0	11.8	69.6	70.8	8.4	79.2
Improved Recovery	5.8	4.8	0.1	4.9	278.5	342.2	82.4	425.0
Technical Revisions(d)	(7.6)	(30.8)	3.3	(27.4)	(25.8)	(613.0)	360.5	(252.9)
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	41.8	46.7	11.8	58.5	1,095.7	1,223.4	342.8	1,566.2
Dispositions	(0.2)	(0.8)	(1.6)	(2.3)	(0.8)	(2.2)	(1.1)	(3.3)
Economic Factors	(0.3)	(0.5)	(0.1)	(0.5)	(6.0)	(12.0)	(1.0)	(13.0)
Production	(36.9)	(36.9)	0.0	(36.9)	(768.2)	(768.2)	0.0	(768.2)
December 31, 2003	240.7	269.9	70.1	339.9(c)	5,570.0	6,381.0	2,051.0	8,432.0(c)

	Total (mmboe)
	Proved Producing	Proved	Probable	Proved Plus Probable
December 31, 2002	60.9	71.5	13.0(a)	84.5(b)
Extensions	1.8	1.8	0.4	2.2
Improved Recovery	2.0	1.6	0.1	1.7
Technical Revisions(d)	(1.1)	(5.7)	1.1	(4.6)
Discoveries	0.0	0.0	0.0	0.0
Acquisitions	8.4	9.4	2.4	11.8
Dispositions	(0.1)	(0.2)	(0.3)	(0.4)
Economic Factors	0.1	0.0	0.0	0.1
Production	(9.3)	(9.3)	0.0	(9.3)
December 31, 2003	62.8	69.1	16.7	85.8(c)

Columns may not add due to rounding

Notes:

(a)

Amount equals 50% of Probable Reserves reported in PrimeWest’s December 31, 2002 Reserves report.

(b)

Proved plus Probable figures for December 31, 2002 represent Established Reserves from PrimeWest’s December 31, 2002 Reserves Report.  Proved plus Probable illustrates the reconciliation between Established Reserves as at December 31, 2002 under NP 2B to Proved plus Probable Reserves as at December 31, 2003 under NI 51-101.  See initial discussion above under  “Statement of Reserves Data and Other Oil and Gas Information – General”.

(c)

Proved plus Probable Reserves reflect at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

(d)

Includes infill drilling.

The following table sets forth a reconciliation of light, medium and heavy crude oil, natural gas, natural gas liquids and barrels of oil equivalent of the Company Interest Reserves of PrimeWest for the year ended December 31, 2003 derived from the GLJ report using Forecast Price and Cost estimates, and reconciled to December 31, 2002 Proved plus 50% of Probable Reserves (Established Reserves).  PrimeWest’s Company Interest Reserves include working interest and royalties receivable. This definition is consistent with the basis on which Reserves were reported in prior years.  See notes following table and initial discussion above under “Statement of Reserves Data and Other Oil and Gas Information – General”.

	Light, Medium and Heavy Crude Oil (mbbls)				Natural Gas (Bcf)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
December 31, 2002	20,136.2	21,416.2	3,043.9(a)	24,460.1(b)	286.6	349.5	69.0(a)	418.5(b)
Capital additions(d)	832.8	575.9	43.0	618.9	20.4	18.8	2.6	21.4
Technical Revisions(e)	263.4	10.3	99.2	109.5	(6.9)	(35.5)	4.4	(31.1)
Acquisitions	436.9	436.9	71.9	508.8	57.3	64.0	16.2	80.2
Dispositions	(28.0)	(28.0)	(5.0)	(33.0)	(0.2)	(1.0)	(2.0)	(3.0)
Economic Factors	197.0	128.0	71.0	199.0	(3.4)	(3.7)	(1.2)	(4.9)
Production	(2,984.3)	(2,984.3)	0.0	(2,984.3)	(48.9)	(48.9)	0.0	(48.9)
December 31, 2003	18,854.0	19,555.0	3,324.0	22,879.0(c)	304.9	343.2	89.0	432.2(c)

	Natural Gas Liquids (mbbls)				Barrel of oil equivalent (mmboe)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
December 31, 2002	6,795.3	8,448.3	1,740.7(a)	10,189.0(b)	74.7	88.1	16.3(a)	104.4(b)
Capital additions(d)	497.3	590.0	130.3	720.3	4.7	4.3	0.6	4.9
Technical Revisions(e)	(8.9)	(749.9)	534.8	(215.1)	(0.8)	(6.7)	1.4	(5.3)
Acquisitions	1,565.3	1,747.7	489.7	2,237.4	11.6	12.9	3.2	16.1
Dispositions	(1.1)	(3.2)	(1.5)	(4.7)	(0.1)	(0.2)	(0.3)	(0.5)
Economic Factors	(8.0)	(16.0)	(6.0)	(22.0)	(0.4)	(0.5)	(0.1)	(0.6)
Production	(1,041.9)	(1,041.9)	0.0	(1,041.9)	(12.2)	(12.2)	0.0	(12.2)
December 31, 2003	7,798.0	8,975.0	2,888.0	11,863.0(c)	77.5	85.7	21.0	106.8(c)

Columns may not add due to rounding

Notes:

(a)

Amount equals 50% of Probable Reserves reported in PrimeWest’s December 31, 2002 Reserves report.

(b)

Proved plus Probable figures for December 31, 2002 represent Established Reserves from PrimeWest’s December 31, 2002 Reserves Report.  Proved plus Probable illustrates the reconciliation between Established Reserves as at December 31, 2002 under NP 2B to Proved plus Probable Reserves as at December 31, 2003 under NI 51-101.  See initial discussion above under “Statement of Reserves Data and Other Oil and Gas Information – General”.

(c)

Proved plus Probable Reserves reflect at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

(d)

Includes Discoveries, Extensions, and Improved Recoveries.

(e)

Includes infill drilling.

Future Net Revenue Reconciliation

The following table sets forth the reconciliation of estimated Future Net Revenues attributable to the Net Proved Reserves of PrimeWest and the Trust for the year ended December 31, 2003, using Constant Price and Cost estimates derived from the GLJ Report and calculated using a discount rate of 10%.

Reconciliation of Changes in
Net Present Values of Future Net Revenue
Discounted at 10%

Proved Reserves
Constant Prices and Costs

Period and Factor	Before Tax 2003 (MM$)	Before Tax 2002 (MM$)
Estimated Net Present Value at December 31, 2002	1,155.3	598.3
Oil and Gas Sales During the Period Net of Production Costs and Royalties (1)	(255.0)	(203.5)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production (2)	(106.2)	672.6
Development Costs During the Period (3)	103.6	63.1
Changes In Forecast Development Costs (4)	(95.3)	(79.2)
Changes Resulting from Extensions and Improved Recovery(5)	48.5	41.8
Changes Resulting from Discoveries(5)	-	10.5
Changes Resulting from Acquisitions of Reserves(5)	156.4	40.6
Changes Resulting from Dispositions of Reserves(5)	(2.3)	(4.5)
Changes Resulting from Technical Reserves Revisions	(58.5)	28.3
Accretion of Discount(6)	115.5	59.8
Net Change in Income Taxes(7)	0	0
All Other Changes	(68.9)	(72.5)
Estimated Net Present Value at End of Period	993.1	1,155.3

(1) Company actual before income taxes, excluding G&A.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

Other Oil and Natural Gas Information

The discussion below addresses the general attributes of PrimeWest’s important properties, plants, facilities and installations by location, disclosing in respect of properties to which Reserves are attributed and which are capable of producing but which are not, how long they have been in that condition and their proximity to transportation.

North

Boundary Lake

Boundary Lake, discovered in 1955, is located on the B.C.-Alberta border about 40km east of Fort St. John, B.C. PrimeWest operates and has 100% working interest in Boundary Lake Project No. 1 and No. 2, plus smaller adjoining working interests in several wells and a production unit, for an overall average working interest of 91%.   Infrastructure consists of three oil batteries. During 2003 PrimeWest produced an average of 1,110 boe/d, primarily light oil (33 degree API) from the Boundary Lake Member of the Charlie Lake Formation.

Boundary Lake, an area that affords year-round access, has been a development property for PrimeWest.  After shooting 3-D seismic in early 2001, PrimeWest drilled 10 wells, which doubled production in that same year.  Since 2001, PrimeWest has reviewed seismic specific to the western extent of the pool to assess trapped oil in the area, and during 2003 continued development work on managing a waterflood. In 2003 PrimeWest drilled one well on the western edge of the pool.  Future work in Boundary Lake will focus on additional drilling, waterflood enhancement, facilities optimization, and gas conservation to maximize recovery of oil in place and extend the economic life of the reservoir.

Laprise

Laprise is a natural gas asset that during 2003 produced an average of 1,643 boe /d of marginally sour natural gas from the Baldonnel Formation.  This winter-access area lies about 160 km northwest of Fort St. John, B.C.  PrimeWest has a 75.6% working interest in the Laprise Creek Baldonnel Unit No. 1, which overlies about 25% of the Laprise Creek Baldonnel “A” Pool, one of B.C.’s larger natural gas pools. PrimeWest also has 100% interest in one producing non-unit gas well. Facilities consist of two natural gas compressors with separator and dehydrator.  Two wells were drilled and one wellbore was acquired at Laprise in 2003 and for 2004 PrimeWest has budgeted $2.2 million and plans to upgrade facilities and shoot seismic to delineate additional drilling opportunities.

Valhalla

This major natural gas asset, acquired in early 2003 as part of the Caroline/Peace River Arch acquisition, produces predominantly sour natural gas from the Montney formation.  Uphole Baldonnel gas, Doig oil and Gething gas adds to PrimeWest’s production base.  PrimeWest’s working interest averages 85%, and production averaged 2,159 boe/d during 2003.  PrimeWest has 100% ownership in a natural gas processing facility which consists of two sour gas compressors and one sweet gas compressor.  Capital expenditures in 2003 totalled $12.2 million and included the shooting of new 3-D seismic, drilling of 5 wells, and the commencement of a significant upgrade to the facility.  The seismic program earned an interest in 9 sections of land to add to PrimeWest’s opportunity base.  The $3.5 million facility upgrade involved the implementation of leading edge microbial processing sulphur technology to make the sour plant emission-free.  The upgrade, expected to be complete in 2004, will increase sour gas processing capacity, both for PrimeWest and third party volumes.

Due to the high netback gas and multizone development, PrimeWest sees significant upside opportunities at Valhalla.  A $12 million capital program has been budgeted for 2004, the majority of which will be used for drilling (10 wells planned) and associated infrastructure.

Dawson

PrimeWest holds a 63% average working interest in Dawson, located about 130 km northeast of Grande Prairie, Alberta.  During 2003, average daily production at Dawson was 2,467 boe /d, consisting predominantly of natural gas from the shallow Bluesky, Falher, Notikewin, and Paddy formations, and light oil from the deeper Slave Point formation.

This winter-access region contains extensive field infrastructure, including 5 compressor sites and offers high netback gas.  Capital expenditures in 2003 totalled $6 million and included investments in facility infrastructure of $1 million and $0.7 million in seismic.   For 2004, PrimeWest has budgeted $5.2 million in capital development in this area.

Stowe

PrimeWest holds an average 97% working interest at Stowe, which includes lands in the Hotchkiss, Naylor and Sutton areas, grouped about 120 km northwest of Peace River in the northwestern corner of Alberta. The fields produce natural gas from numerous shallow to medium-depth horizons, including the Bluesky and Mississippian formations.

Production at Stowe averaged approximately 1,548 boe/d during 2003.  Field facilities at this winter-access area include a refridge site with 2 compressors, an oil battery and 1 additional field compressor.  Budgeted capital expenditures of $2.8 million in 2004 will fund new seismic and a modest drilling program in this area offering high netback gas and infrastructure.

North - Other

During 2003, production from all North properties not discussed above totalled approximately 1,487 boe/d.  Included in PrimeWest’s “North – Other” area are non-operated interests in the long-life units at Rycroft, Spirit River and Progress.  The Rycroft, Spirit River and Progress assets produced a combined average 2003 production of 578 boe/d of oil and natural gas from the Halfway, Charlie Lake and Doe Creek formations respectively.  PrimeWest’s average working interest in these three properties is 35%.  Production is processed by third parties and PrimeWest maintains no infrastructure in the fields.  For 2004, PrimeWest has budgeted $3.7 million to upgrade facilities and drill four new wells within the Spirit River and Rycroft oil units.

Central

Caroline

Significant acquisitions, infrastructure modifications, and drilling at Caroline, approximately 98 km northwest of Calgary, Alberta, have strengthened PrimeWest’s position in this core property and resulted in operating cost reductions and development potential. This highly liquids rich gas-prospective area is now one of PrimeWest’s most important properties, in terms of both its current production and its growth potential.  It offers multizone gas drilling prospects, with current production from the Cardium, Viking, Elkton and Mannville formations.

In late 2002 and early 2003, PrimeWest completed two acquisitions for a combined $264.7 million. The transactions increased PrimeWest’s Reserves and production at Caroline, and gave PrimeWest control of key infrastructure.  This included 100% ownership of the Sundre natural gas processing plant, with inlet capacity of 30 mmcf/d.

At year-end 2003, following the acquisition activity, PrimeWest’s average working interest in area wells, facilities and lands was approximately 80%.  Operating costs per unit of production have been reduced by approximately 50% since late 2002.  Average production for 2003 totalled approximately 5,154 boe/d, primarily natural gas.  This was an increase of 233% from year-end 2002.  PrimeWest derived further revenues through gas processing for third parties.

Caroline is now a well-organized, foundational asset for PrimeWest. It offers significant potential for incremental production and Reserves through low-risk development drilling and acquisitions.  Capital expenditures are budgeted at $11 million for 2004 and will include up to 12 new development wells identified on 3-D seismic targeting natural gas.  Included in this figure is $0.5 million budgeted for facility infrastructure.

Crossfield/Lone Pine Creek

The Crossfield/Lone Pine Creek area produces both natural gas and light to medium crude oil and is located approximately 30km northwest of Calgary, Alberta.  Production net to PrimeWest averaged 2,158 boe/d in 2003, from the Wabamun (Crossfield), Leduc, and Nisku formations.

Central to PrimeWest’s success at Crossfield/Lone Pine Creek is the operatorship of the East Crossfield gas processing facility.  PrimeWest became plant operator in January 2000 and has a 28.8% interest in the facility.

Gaining operatorship of the 142 mmcf/d plant enabled PrimeWest to implement efficiency measures and modernization, significantly reducing unit operating costs of the PrimeWest’s production, improving operating netbacks, generating third-party processing fees and extending the plant’s economic life by at least 10 years.  PrimeWest has no ownership interest in the plant’s sulphur block.

For 2004, PrimeWest has budgeted $4 million of capital for Crossfield/Lone Pine Creek, including potential development in a Nisku waterflood and upgrades to the sour processing facility.

Thorsby

PrimeWest has a high working interest in Thorsby, located about 30 km southwest of Edmonton, Alberta.  Production averaged approximately 4,000 boe/d for 2003 and consisted of a mix of natural gas and crude oil primarily from the Ellerslie and Glauconitic sandstones.  Infrastructure in Thorsby includes two 100% owned gas plants and an extensive gathering system.

For 2004, PrimeWest has budgeted $4 million in capital investments in this area, including drilling of 2 new wells, purchase of seismic data, and debottlenecking gathering systems to capitalize on production optimization opportunities.  A review of waterflood potential in the Glauconite oil pool will be conducted.  The opportunity to consolidate processing with other operators in the area to reduce operating costs is being pursued.

Thunder

PrimeWest operates a high working interest in Thunder, a natural gas prone area, located 50 km northwest of Edmonton, Alberta.  Production from the Ellerslie and Glauconite formations at Thunder averaged 428 boe/d during 2003.  PrimeWest has two compressor stations in the area.

PrimeWest’s 2004 capital budget for Thunder of $4 million includes plans to run seismic and to drill 2 new wells. Opportunities to process third party gas volumes at the two compression stations are also being pursued.  The Thunder area offers coal bed methane potential in addition to conventional shallow gas targets.

South

Brant/Farrow

Located about 65 km southeast of Calgary, Brant Farrow is PrimeWest’s most active shallow gas property.  PrimeWest has an average 78% working interest over lands in the Brant, Farrow, Mossleigh and Herronton fields.  Through capital development, PrimeWest has delivered a constant production profile from the property.

PrimeWest has had success shifting focus from deep, high-decline wells to drilling a larger number of lower-productivity/lower-decline wells in the shallow Belly

 River and Medicine Hat formations.  There is additional deeper gas potential in the Mississippian, Basal Quartz and Glauconite formations that PrimeWest is revisiting.  Major infrastructure at Brant Farrow includes 65% ownership of two processing plants with combined capacity of 15 mmcf/d.

Following a successful program of 9 net new wells in 2002, capital investment in 2003 totalled $16 million and included 26 new operated wells. During 2003, production at Brant/Farrow averaged approximately 1,813 boe/d of sweet, dry natural gas.  Exploiting its extensive undeveloped lands and the low exploration risk, PrimeWest has budgeted $10 million for 2004, which will fund drilling of 18-25 new gas wells as well as an seismic program to help identify new prospects.

Dinosaur/Medicine Hat

These are shallow gas plays in eastern Alberta with low operating costs, stable production and a long reserve life index. At Dinosaur, about 177 km east of Calgary, Alberta, PrimeWest owns a 51% operated interest in the Patricia Gas Unit No. 1 and the Dinosaur Gas Unit No. 1.  At Medicine Hat, 40 km northeast of the city of the same name, PrimeWest is 50% working interest owner and operator of the Medicine Hat Consolidated Unit No. 2.  Combined average production from Dinosaur/Medicine Hat during 2003 was 767 boe/d of sweet, dry natural gas.  Field infrastructure at the three units includes compression and gas processing facilities. Downspacing capital is included in the 2004 budget in the Medicine Hat Consolidated Unit #2.  This capital will be deferred if partners do not wish to drill in 2004.

Grand Forks

During 2003, production at Grand Forks averaged 2,927boe/d of crude oil (approximately 25 degrees API), primarily from the Sawtooth and Arcs formations.  This property, 70 km west of Medicine Hat, Alberta, is PrimeWest’s fourth largest producer.  This property has an approximate 80% average working interest and is mainly operated.  Grand Forks has been one of PrimeWest’s most successful acquisition areas on a rate of return basis.  Through its drilling program and sound reservoir management, PrimeWest has held the property’s net asset value relatively constant for the past five years. PrimeWest’s strategy going forward is continued cost-containment to maximize the economic life of Grand Forks.

Capital spending for 2004 is limited to gas conservation initiatives and some potential pool delineation in the Arcs.

Jumping Pound West/Whiskey Creek

PrimeWest has a 14.6% working interest in the non-operated, low decline area of Jumping Pound Unit No. 2 located approximately 50 km west of Calgary.  Production from the unitized zone in the Rundle Formation commenced in 1972 and in 2003 averaged 395 boe/d of natural gas and natural gas liquids from 12 producing wells.  Production is processed at the adjacent Jumping Pound Unit No. 1 plant facilities on a custom-processing-fee basis.

At the newer property of Whiskey Creek, PrimeWest’s average working interest is approximately 35%. Following tie-in of a well drilled in 2002 and the drilling and tie-in of an additional well in 2003, a total of 2 wells were on production and produced a combined 1.2 mmcf/d net sales at year-end. Both properties have deep-thrusted Mississippian reservoirs characterized by stable, long-life production.  In 2003, one well was drilled in Whiskey Creek and will be brought on stream in the fourth quarter of 2004.  However, at the date hereof, PrimeWest’s natural gas production was shut-in at Whiskey Creek as a result of the operator increasing the amount of production that other producers direct to the facility, which displaced PrimeWest’s production volumes.  With no alternate facilities in the area, a portion of PrimeWest’s production will remain behind-pipe until the operator permits additional capacity at the facility which is expected to be near the end of 2004.

Saskatchewan

PrimeWest’s Saskatchewan area is comprised mainly of the Java and Premier properties and consists primarily of heavy oil production from the Cantaur and Roseray formations.  In 2003, 545 boe/d was produced from Java and Premier combined.  A seismic shoot in February of 2003 identified some drilling opportunities that are in the 2004 budget of $1.8 million.

Gross Overriding Royalty (GORR) Interests

These interests entitle PrimeWest to a share of the gross sales price on production from underlying properties held and operated by others, generally without deduction for Crown royalties and operating expenses. PrimeWest’s GORR interests were principally acquired through the acquisition of Reserve Royalty Corp. in July 2000, as well as under farm-out agreements at various operated properties, under which drilling of higher-risk exploration prospects is funded and undertaken by others in order to minimize risks to the Unitholders.

Under GORR arrangements, PrimeWest is not generally responsible for capital costs or abandonment and restoration costs associated with exploration or development activities undertaken by the working interest owner on the lands in question. Under some of the farm-out agreements, PrimeWest is alternatively entitled to acquire a working interest in successful exploration results, including development drilling.

Oil and Natural Gas Properties and Wells

The following table summarizes, as at December 31, 2003, PrimeWest’s interests in Producing and non-Producing wells.

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	894	462	2,801	1,814	400	207	209	135
British Columbia	248	128	49	32	22	11	11	7
Saskatchewan	436	225	33	21	97	50	0	0
Total	1,578	815	2,883	1,867	519	268	220	142

Properties with No Attributed Reserves

The following table summarizes the Gross and Net acres of Unproved Properties in which PrimeWest has an interest and also the number of Net acres for which PrimeWest’s rights to explore, develop or exploit will, absent further action, expire within one year.

Area	Gross Acres	Net Acres	Net Acres Expiring Within One Year
North
Boundary Lake	18,301	15,038	0
Laprise	6,448	3,919	1,215
Valhalla	26,813	18,955	2,725
North Other	68,761	21,466	2,285
Dawson	211,768	123,871	59,074
Stowe	174,962	143,289	35,040
Central
Thunder	55,360	22,070	10,713
Caroline	51,053	35,711	160
Crossfield/Lone Pine Creek	4,393	3,234	2,976
Thorsby	53,768	31,991	9,280
South
Jumping Pound/Whiskey Creek	5,278	1,087	831
Grand Forks	34,972	17,413	625
East Other	26,046	19,639	1,951
Brant Farrow	113,939	83,404	13,745
Dinosaur/Medicine Hat	7,198	4,181	191
Saskatchewan	8,849	6,078	322
Non-Core
Kaybob	4,200	1,420	0
Meekwap	7,040	3,124	2,305
Seal	12,640	8,106	1,344
Other	33,494	14,254	1,728
GORR	176,791		14,560
Total:	1,102,074	578,250	161,071

Additional Information Concerning Abandonment and Reclamation Costs

The following table discloses the abandonment and reclamation costs PrimeWest anticipated incurring as at December 31, 2003, calculated both undiscounted and at a discount rate of 10%, and the portion thereof anticipated to be paid in each of the next three years.  PrimeWest anticipates incurring abandonment and reclamation costs in respect of 2,976 Net wells.

PrimeWest has established an abandonment and reclamation fund to finance any future environmental expenditure.  Funding is provided out of cash flow into a segregated cash account.  The funding level is reviewed and approved by the Board of Directors annually based on estimated future liabilities and spending profile.  In 2003, PrimeWest provided $0.50/boe of production into this fund and will continue with the same funding level for 2004.  As of December 31, 2003, there is an unused cash balance of $8.2 million in the fund.

Period	Abandonment and Reclamation Costs Net of Salvage Value Undiscounted ($M)	Abandonment and Reclamation Costs Net of Salvage Value Discounted at 7% ($M)
Total as at December 31, 2003	118,950	19,794
Anticipated to be paid in 2004	5,492	5,307
Anticipated to be paid in 2005	5,260	4,752
Anticipated to be paid in 2006	4,700	3,969

Tax Horizon

As a result of PrimeWest’s tax efficient structure, annual taxable income is transferred from its operating entities to PrimeWest Energy Trust, and from the Trust to its Unitholders.  This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties held by its operating subsidiaries.  Therefore, it can be expected that no income tax liability would be incurred by PrimeWest for as long as the organization maintains this corporate tax structure.

Costs Incurred

The following table discloses property acquisition costs, Exploration Costs and Development Costs for PrimeWest for the year ended December 31, 2003.

	Property Acquisition Costs
	Proved Properties	Unproved Properties	Exploration Costs	Development Costs
Total ($M)	200.5	34.0	5.7	92.9

Exploration and Development Activities

The following table discloses the number of Exploratory Wells and Development Wells, both Gross and Net, completed by PrimeWest for the year ended December 31,

2003 and which of those were completed as oil wells, natural gas wells, Service Wells and dry holes.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Oil	-	-	16	4.4
Natural Gas	-	-	79	51.4
Service Wells	-	-	-	-
Dry Holes	-	-	10	7.1
Total	-	-	105	62.9

PrimeWest does not engage in high risk exploration and therefore drilled no Exploratory Wells in 2003.  PrimeWest engages in development drilling along with acquisitions to try and offset natural production decline and add to Reserves.   Specific details on development plans and 2004 capital budgets for each of PrimeWest’s important properties is described under “Other Oil and Gas Information”.

Estimated Production:

The following table discloses for each product type the total volume of Proved plus Probable production estimated by GLJ for 2004 using Forecast Prices and Costs.  At December 31, 2003, PrimeWest estimated its 2004 production would average approximately 30,000 boe/d.

	Light and Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)
2004 Estimated Total Production	1,998	733	43,492	1,008

Production History

The following table discloses, on a quarterly basis for the year ended December 31, 2003, PrimeWest’s share of average daily production volume, prior to royalties, and the prices received, royalties paid, Production Costs incurred and netbacks on a per unit of volume basis for each product type.

		Average per unit of volume ($/bbl, $/mcf, etc.)
Product Type	PrimeWest’s Share of Average Daily Production Volume(1)	Price Received	Royalties Paid	Production Costs	Netbacks
Light/medium/ heavy Oil (bbls/day)
1st Quarter	8,142	$ 38.32	$ 8.36	$ 6.43	$ 28.86
2nd Quarter	8,222	33.60	5.85	6.66	22.31
3rd Quarter	7,913	32.95	5.86	6.58	21.95
4th Quarter	8,189	$ 31.27	$ 5.63	$ 6.58	$ 21.20
Natural Gas (mmcf/day)
1st Quarter	140.3	$ 7.07	$ 1.79	$ 1.14	$ 4.91
2nd Quarter	137.9	6.17	1.46	1.08	4.14
3rd Quarter	131.4	5.65	1.35	0.90	3.68
4th Quarter	126.9	$ 5.54	$ 1.21	$ 1.26	$ 3.03
Natural Gas Liquids (bbls/day)
1st Quarter	3,030	$ 40.77	$ 10.83	$ 6.65	$ 23.29
2nd Quarter	2,800	32.71	7.97	6.58	18.16
3rd Quarter	2,811	33.04	8.55	6.51	17.98
4th Quarter	2,779	$ 34.49	$ 9.52	$ 6.51	$ 18.46

Note:

1.

Before deduction of royalties.

The following table discloses for each of PrimeWest’s important fields, non-core fields, and in total, the production volumes for each product type for the year ended December 31, 2003.

Field	Light, Medium & Heavy Crude Oil (mbbls)	Natural Gas (mmcf)	Natural Gas Liquids (mbbls)	Average Daily Production (boe/d)
NORTH	899	16,484	156	10,415
Boundary Lake	378	153	2	1,110
Laprise	7	3,069	79	1,643
Valhalla	22	4,225	62	2,159
North Other	132	2,390	13	1,488
Dawson	292	3,652	0	2,467
Stowe	66	2,995	0	1,548
SOUTH	1,161	7,324	72	6,719
Jumping Pound/Whiskey Creek	-	1,170	49	667
Grand Forks	942	662	15	2,927
Brant Farrow	39	3,695	7	1,813
Dinosaur / Med Hat	1	1,683	-	767
Saskatchewan	179	114	1	545
CENTRAL	251	19,775	730	11,729
Thunder	10	827	8	428
Caroline	81	8,512	382	5,154
Crossfield/LPC	25	4,018	93	2,151
Thorsby	135	6,418	247	3,996
NON-CORE	417	3,427	48	2,849
Kaybob	125	88	8	404
Meekwap	138	93	7	441
Seal	2	1,281	-	591
Other	151	1,965	33	1,413
GORR	235	1,886	36	1,604
TOTAL	2,962	48,896	1,042	33,316

It is anticipated that production from PrimeWest’s non-operated Ells property in Northeast Alberta (included in the ”Non-Core - Other” row of the foregoing table) will be subject to shut-in by the Alberta Energy and Utilities Board in April 2004, upon spring break-up taking place, as a result of the gas over bitumen issue.  The gas over bitumen issue refers to the announcement on June 3, 2003 by the Alberta Energy and Utilities Board (“EUB”) proposing a change in policy respecting gas production from the Wabiskaw and McMurray formations in the Athabasca oil sands area of Northeastern Alberta.  The process outlined by the EUB is expected to result in the shut-in of production as outlined above. PrimeWest is seeking compensation for the loss of revenue that will result from the shut-in of this production.

An additional shut-in at PrimeWest’s non-operated Whiskey Creek area is as a result of the operator increasing the amount of production that other producers direct to the facility, which displaced PrimeWest’s production volumes.  With no alternate facilities in the area, PrimeWest’s production will remain behind-pipe until the operator permits additional capacity at the facility which is expected to be through 2004.

 PrimeWest’s estimates for 2004 production volumes take into account the approximately 1,000 boe/d that will be lost due to these shut-ins.

ITEM 5: INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government.  It is not expected that any of these controls or regulations will affect the operations of PrimeWest in a manner materially different than they would affect other oil and gas companies and trusts of similar size.  All current legislation is a matter of public record, and PrimeWest is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing – Natural Gas

In Canada, the price of natural gas sold intraprovincially, interprovincially or to the United States is determined by negotiation between buyers and sellers.  Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada.  Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the government of Canada.  Natural gas exports for a term of less than two years requires a general short term export license while terms greater than two years require a specific license for the particular gas sold (in quantities of not more than 30,000 cubic metres /d).  Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pricing and Marketing – Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers. Oil prices are primarily based on worldwide supply and demand.  The specific price paid depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance.  Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude oil, and not exceeding two years in the case of heavy crude oil, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective.  The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not:  reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36-month period),  impose an export price higher than the domestic price; and  disrupt normal channels of supply.  All three countries are prohibited from imposing minimum export or import price requirements.

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

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty-rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects.  These programs reduce the amount of Crown royalties otherwise payable.

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

PrimeWest is committed to meeting its responsibilities to protect the environment wherever it operates, and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.  PrimeWest's internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding.  PrimeWest believes that it is in material compliance with applicable environmental laws and regulations.

Kyoto Protocol

In December of 2002, Canada became a signatory to the Kyoto Protocol.  The implementation of this plan has not been fully defined by the federal government. Until an implementation plan is developed it is impossible to assess the impact on specific industries and individual businesses within an industry.  It is generally believed that the oil and gas industry, as a major producer of carbon dioxide (as a necessary by-product and emission of hydrocarbon production), will bear a disproportionately large share of the anticipated cost of implementation.

ITEM 6:  RISK FACTORS

Risks Related to Our Business

Volatility in oil and natural gas prices could have a material adverse effect on results of operations and financial condition which, in turn, could affect the market price of the Trust Units and the amount of distributions to Unitholders.

Results of operations and financial condition are dependent on the prices received for the oil and natural gas that PrimeWest sells.  Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate widely on a daily basis in response to a variety of factors beyond the Trust's control, including:

  global energy policy, including the ability of OPEC to set and maintain production levels and prices for oil;

  political conditions, including the risk of hostilities in the Middle East;

  global and domestic economic conditions;

  weather conditions;

  the supply and price of imported oil and liquefied natural gas;

  the production and storage levels of North American natural gas;

  the level of consumer demand;

  the price and availability of alternative fuels;

  the proximity of Reserves to, and capacity of, transportation facilities;

  the effect of worldwide energy conservation measures; and

  government regulations.

Any decline in crude oil or natural gas prices may have a material adverse effect on PrimeWest's operations, financial condition, borrowing ability, Reserves and the level of expenditures for the development of oil and natural gas Reserves.  Any resulting decline in PrimeWest's cash flow could reduce distributions.

PrimeWest uses financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices.  To the extent PrimeWest hedges its commodity price exposure, it foregoes the benefits it would otherwise experience if commodity prices were to increase.  In addition, its commodity hedging activities could expose PrimeWest to losses.  Such losses could occur under various circumstances, including where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or PrimeWest's hedging policies and procedures are not followed.  Furthermore, PrimeWest cannot guarantee that its hedging transactions will fully offset the risks of changes in commodities prices.

An increase in operating costs or a decline in PrimeWest's production level could have a material adverse effect on our results of operations and financial conditions and, therefore, could reduce distributions to Unitholders as well as affect the market price of the Trust Units.

Higher operating costs for the underlying properties of PrimeWest will directly decrease the amount of cash flow received by the Trust and, therefore, may reduce distributions to our Unitholders.  Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of the operating costs that are susceptible to material fluctuation.

The level of production from existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond PrimeWest's control.  A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Unitholders.

Distributions may be reduced during periods in which PrimeWest makes capital expenditures or debt repayments using cash flow, which could also affect the market price of the Trust Units.

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

A decline in PrimeWest's ability to market its oil and natural gas production could have a material adverse effect on production levels or on the price that it received for production which, in turn, could reduce distributions to Unitholders as well as affect the market price of the Trust Units.

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

Fluctuations in foreign currency exchange rates could adversely affect PrimeWest's business, and could affect the market price of the Trust Units as well as distributions to Unitholders.

The price that PrimeWest receives for a majority of its oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that PrimeWest receives in Canadian dollars is affected by the exchange rate between the two currencies.  A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price.  PrimeWest could be subject to unfavourable price changes to the extent that PrimeWest has engaged, or in the future engages, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise..

If PrimeWest is unable to acquire additional Reserves, the value of the Trust Units and distributions to Unitholders may decline.

PrimeWest does not actively explore for oil and natural gas Reserves.  Instead, PrimeWest adds to its oil and natural gas Reserves primarily through development and acquisitions.  As a result, future oil and natural gas Reserves are highly dependent on PrimeWest's success in exploiting existing properties and acquiring additional Reserves. PrimeWest also distributes the majority of its net cash flow to Unitholders rather than reinvesting it in reserve additions.  Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, PrimeWest's ability to make the necessary capital investments to maintain or expand its oil and natural gas Reserves will be impaired.  To the extent that PrimeWest is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders will be reduced.  Additionally, PrimeWest cannot guarantee that it will be successful in developing additional Reserves or acquiring additional Reserves on terms that meet its investment objectives.  Without these reserve additions, PrimeWest's Reserves will deplete and as a consequence, either production from, or the average reserve life of, its properties will decline.  Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Actual Reserves will vary from reserve estimates, and those variations could be material, and affect the market price of the Trust Units and distributions to Unitholders.

The value of the Trust Units depends upon, among other things, the Reserves attributable to PrimeWest's properties.  Estimating Reserves is inherently uncertain.  Ultimately, actual Reserves attributable to PrimeWest's properties will vary from estimates, and those variations may be material.  The reserve figures contained herein are only estimates.  A number of factors are considered and a number of assumptions are made when estimating Reserves.  These factors and assumptions include, among others:

  historical production in the area compared with production rates from similar producing areas;

  future commodity prices, production and development costs, royalties and capital expenditures;

  initial production rates;

  production decline rates;

  ultimate recovery of Reserves;

  success of future development activities;

  marketability of production;

  effects of government regulation; and

  other government levies that may be imposed over the producing life of Reserves.

Reserve estimates are based on the relevant factors, assumptions and prices on the date the relevant evaluations were prepared.  Many of these factors are subject to change and are beyond PrimeWest's control.  If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

If PrimeWest expands its operations beyond oil and natural gas production in western Canada, it may face new challenges and risks.  If PrimeWest is unsuccessful in managing these challenges and risks, its results of operations and financial condition could be adversely affected, which could affect the market price of the Trust Units and distributions to Unitholders.

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

In determining the purchase price of acquisitions, PrimeWest relies on assessments relating to estimates of Reserves that may prove to be inaccurate, which could affect the market price of the Trust Units and distributions to Unitholders.

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

Some of PrimeWest's properties are not operated by PrimeWest and, therefore, results of operations may be adversely affected by the failure of third-party operators, which could affect the market price of the Trust Units and distributions to Unitholders.

The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties.  At December 31, 2003, approximately 20% of PrimeWest's daily production was from properties operated by third parties.  To the extent a third-party operator fails to perform its functions efficiently or becomes insolvent, PrimeWest's revenue may be reduced.  Third party operators also make estimates of future capital expenditures more difficult.

Further, the operating agreements which govern the properties not operated by PrimeWest typically require the operator to conduct operations in a good and “workmanlike” manner.  These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners, such as Unitholders, for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or wilful misconduct.

Delays in business operations could adversely affect distributions to Unitholders and the market price of the Trust Units.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of PrimeWest's properties, and the delays of those operators in remitting payment to PrimeWest, payments between any of these parties may also be delayed by:

  restrictions imposed by lenders;

  accounting delays;

  delays in the sale or delivery of products;

  delays in the connection of wells to a gathering system;

  blowouts or other accidents;

  adjustments for prior periods;

  recovery by the operator of expenses incurred in the operation of the properties; or

  the establishment by the operator of Reserves for these expenses.

Any of these delays could reduce the amount of cash available for distribution to Unitholders in a given period and expose PrimeWest to additional third party credit risks.

The Trust and PrimeWest's indebtedness may limit the timing or amount of the distributions that are paid to Unitholders, and could affect the market price of the Trust Units.

The payments of interest and principal, and other costs, expenses and disbursements to the providers of the Trust and PrimeWest's Credit Facility reduces amounts available for distribution to Unitholders.  Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flow required to be applied to the debt before payment of any amounts to the Unitholders.  The agreements governing the Credit Facility provide that if the Trust or PrimeWest are in default under the Credit Facility, exceed certain borrowing thresholds or fail to comply with certain covenants, they must repay the indebtedness at an accelerated rate, and the ability to make distributions to Unitholders may be restricted.

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

The amounts available under the existing Credit Facility may not be sufficient for future operations, or the Trust and PrimeWest may not be able to obtain additional financing on economic terms attractive to them, if at all.  A portion of the existing Credit Facility is available on a one year revolving basis.  If the lenders do not extend the facility at the end of the annual revolving period, the loan will convert to a term basis with 60% of the aggregate principal amount of the loan repayable on the date which is 366 days after that conversion date and the remaining 40% of the aggregate principal amount outstanding repayable on the date which is 365 days after the initial term repayment date.  If this occurs, the Trust and PrimeWest may need to obtain alternate financing.  Any failure to obtain suitable replacement financing may have a material adverse effect on the business, and distributions to Unitholders may be materially reduced.

The Trust may be unable to successfully compete with other organizations in the Trust's industry, which could affect the market price of the Trust Units and distributions to Unitholders.

The oil and natural gas industry is highly competitive.  PrimeWest competes for capital, acquisitions of Reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than PrimeWest.  Some of these organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a worldwide basis.  As a result of these complementary activities, some of PrimeWest’s competitors may have greater and more diverse competitive resources to draw on than PrimeWest does.

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

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation.  A breach of that legislation may result in the imposition of fines or the issuance of “clean up” orders.  Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations.  For example, the 1997 Kyoto Protocol to the United Nation's Framework Convention on Climate Change, known as the Kyoto Protocol, was ratified by the Canadian government in December, 2002 and will require, among other things, significant reductions in greenhouse gases.  The impact of the Kyoto Protocol on PrimeWest is uncertain and may result in significant additional costs (future) for PrimeWest's operations.  Although PrimeWest has established a reclamation fund for the purpose of funding our estimated future environmental and reclamation obligations based on PrimeWest's current knowledge and expectations, PrimeWest cannot guarantee that it will be able to satisfy its actual future environmental and reclamation obligations.

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

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” that is based, in part, upon estimated future net cash flows from Reserves.  If the net capitalized costs exceed this limit, PrimeWest must charge the amount of the excess against earnings.  If oil and natural gas prices decline, PrimeWest's net capitalized cost may exceed this cost ceiling, ultimately resulting in a charge against PrimeWest's earnings.  Under United States Generally Accepted Accounting Principles (“GAAP”), the cost ceiling is generally lower than under Canadian GAAP because the future net cash flows used in the United States ceiling test are discounted to a present value.  Accordingly, PrimeWest would have more risk of a ceiling test write-down in a declining price environment if PrimeWest reported under United States GAAP.  While these write-downs would not affect cash flow, the charge against earnings could be viewed unfavourably in the market.

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

Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance,

 may in the future be changed or interpreted in a manner that adversely affects the Trust and Unitholders.  Tax authorities having jurisdiction over the Trust or the Unitholders may disagree with the manner in which the Trust calculates its income for tax purposes or could change their administrative practices to the Trust's detriment or the detriment of its Unitholders.

There would be material adverse tax consequences if the Trust lost its status as a mutual fund trust under Canadian tax laws.

It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the Tax Act.  The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status.  Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders.  Some of the significant consequences of losing mutual fund trust status are as follows:

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

  The Trust Units would not constitute qualified investments for Registered Retirement Savings Plans, or “RRSPs,” Registered Retirement Income Funds, or “RRIFs,” Registered Education Savings Plans, or “RESPs,” or Deferred Profit Sharing Plans, or “DPSPs.”  If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan.  An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units.  If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

In addition, the Trust may take certain measures in the future to the extent the Trust believes them necessary to ensure that the Trust maintains its status as a mutual fund trust.  These measures could be adverse to certain holders of Trust Units.

•

Rights as a Unitholder differ from those associated with other types of investments.

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Trust or PrimeWest.  The Trust Units represent an equal fractional beneficial interest in the Trust and, as such, the ownership of the Trust Units does not provide Unitholders with the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions.  The unavailability of these statutory rights may also reduce the ability of Unitholders to seek legal remedies against other parties on PrimeWest's behalf.

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

There may not always be an active trading market in the United States and/or Canada for the Trust Units.

While there is currently an active trading market for the Trust Units in both the United States and Canada, the Trust cannot guarantee that an active trading market will be sustained in either the United States or Canada.

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

ITEM 7:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to the consolidated financial statements of the Trust contained in the Annual Report, which financial statements are hereby incorporated into this Annual Information Form by reference.

Selected Annual Information

($000's except per Trust Unit)	For the Year Ended December 31
	2003	2002	2001	2000	1999
Earnings Information
Total Revenue, net of royalties	239,636	264,309	306,515	156,561	83,063
Expenses, including D, D & A and taxes	242,707	263,690	226,979	100,949	77,078
Net Income	90,342	619	79,536	55,612	5,985
Net Income per Trust Unit ($)
Basic	1.96	0.02	3.12	5.00	0.72
Diluted	1.95	0.02	3.08	4.84	0.72

Cash Distribution Information
Cash Available for Distribution	192,613	159,546	236,834	79,832	37,728
Cash Distribution to Trust Unitholders	192,613	157,951	234,465	79,033	37,351
Cash Distribution per Trust Unit ($)	4.32	4.80	9.24	7.08	4.40

Balance Sheet Information
Total Assets	1,679,996	1,502,522	1,522,310	441,573	320,210
Long Term Debt, including current portion	250,063	225,000	195,067	79,046	92,286
Average Trust Units Outstanding (000’s)	46,016	34,135	25,633	11,162	8,491

Selected Quarterly Information

($000's except per Trust Unit)	For the Quarters Ended – 2003
	March 31	June 30	September 30	December 31

Total Revenue, net of royalties	94,005	85,642	77,307	73,024
Expenses including D, D & A and taxes	71,982	24,024	69,876	73,754
Net Income (Loss)	22,023	61,618	7,431	(730)
Net Income (Loss) per Trust Unit Basic Diluted	0.52 0.52	1.35 1.34	0.16 0.16	(0.01) (0.01)

	For the Quarters Ended – 2002
	March 31	June 30	September 30	December 31

Total Revenue, net of royalties	69,464	62,265	63,791	68,789
Expenses including D, D & A and taxes	63,492	68,454	55,613	76,131
Net Income	5,972	(6,189)	8,178	(7,342)
Net Income per Unit
Basic	0.20	(0.20)	0.24	(0.20)
Diluted	0.16	(0.20)	0.24	(0.20)

In addition, applicable securities laws require the Trust to provide certain historical financial statements of Cypress in connection with any offering of Trust Units. Those financial statements are attached to this Annual Information Form as Schedule A.

ITEM 8:  MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading "Management's Discussion and Analysis" in the Annual Report, which information is hereby incorporated into this Annual Information Form by reference.

ITEM 9:  MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed for trading on the Toronto Stock Exchange under the symbol PWI.UN and on the New York Stock Exchange under the symbol PWI.  The outstanding Class A Exchangeable Shares of PrimeWest are listed for trading on the Toronto Stock Exchange under the symbol PWX.

ITEM 10:  DIRECTORS AND OFFICERS

The Trust has no directors or officers.  The following information pertains to the board of directors of PrimeWest and the officers of PrimeWest.

Directors

The Trust has the right to nominate and elect the board of directors of PrimeWest to serve until the next annual meeting of Unitholders.  The names of the nominees for election as directors, their municipalities of residence, principal occupations, year in which each became a director of PrimeWest and numbers of Trust Units beneficially owned or over which control or direction is exercised by such persons, as at December 31, 2003, are as follows:

Name and Present Principal Occupation or Employment	Director of PrimeWest Since	Municipality of Residence	Trust Units Beneficially Owned or over which Control or Discretion is Exercised as at December 31, 2003
HAROLD P. MILAVSKY(1)(2)(3) Chairman Quantico Capital Corp.	1996	Calgary, Alberta	17,850
BARRY E. EMES(3) Partner Stikeman Elliott LLP	1996	Calgary, Alberta	5,370
HAROLD N. KVISLE(1)(2)(3) President TransCanada PipeLines Limited	1996	Calgary, Alberta	14,007
KENT J. MACINTYRE Independent Businessman	1996	Calgary, Alberta	44,302(4)
MICHAEL W. O'BRIEN(1)(2)(3) Corporate Director	2000	Canmore, Alberta	6,895
JAMES W. PATEK (1)(2)(3) President Patek Energy Consultants	2003	Fripp Island, South Carolina, U.S.A.	Nil
W. GLEN RUSSELL(1)(2)(3) Management Consultant	2003	Calgary, Alberta	Nil

Notes:

1.

Member of the Audit and Reserves Committee.

2.

Member of the Compensation Committee.

3.

Member of the Corporate Governance and Nominating Committee.

4.

Consists of 100,000 Class A Exchangeable Shares (which, at December 31, 2003, were exchangeable into 44,302 Trust Units), all of which were held by Canadian Income Fund Group Inc., a corporation wholly-owned by Mr. MacIntyre.

Each of the foregoing persons has been engaged in the occupation set forth above or similar occupations with the same employer for the five preceding years, other than: (a) Mr. Kvisle who prior to May 2001 was Senior Vice President, Energy Operations of TransCanada Pipelines Limited (October 1999 to May 2001) and prior to October 1999 was President of Fletcher Challenge Energy Canada Inc.; (b) Mr. MacIntyre who prior to January 2003 was Vice-Chairman and Chief Executive Officer of PrimeWest; (c) Mr. O'Brien who prior to June 2002 was Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. (December 1999 to June 2002) and prior to December 1999 was Executive Vice-President of Sunoco Inc., a wholly-owned subsidiary of Suncor Energy Inc.; and (d) Mr. Patek who prior to June 2000 was President of Fletcher Challenge Energy Canada.

Officers

The name, municipality of residence, position held and holdings of Trust Units by each officer of PrimeWest on December 31, 2003 are set out below:

Name and Municipality	Principal Occupation	Trust Units Beneficially Owned or over which Control or Discretion is Exercised as at December 31, 2003(1)
Donald A. Garner Calgary, Alberta	President and Chief Executive Officer Since January 2003	39,473
Timothy S. Granger Calgary, Alberta	Chief Operating Officer Since January 2003	5,677
Ronald J. Ambrozy Calgary, Alberta	Vice-President, Business Development Since October 1997	13,690
Dennis G. Feuchuk Calgary, Alberta	Vice-President, Finance and Chief Financial Officer Since October 2001	9,652

Note:

1.

Includes holdings of Class A Exchangeable Shares exchanged into Trust Units at a ratio of 0.44302:1.

Donald A. Garner, President and Chief Executive Officer

Mr. Garner joined PrimeWest in June 2001 and has overall responsibility for leading and overseeing the business direction of the Trust.  He has more than 25 years experience in the oil and gas industry.  He was President and Chief Operating Officer of Northstar Energy Corporation from January 1998 to February 2001.  Prior to that Mr. Garner spent a good portion of his career at Imperial Oil Limited in various capacities, including executive responsibility for the Oilsands Business Unit.

An engineering graduate of the University of Saskatchewan, Mr. Garner has undertaken postgraduate studies through the Wharton School, The American Graduate School of International Management and the University of Calgary.

Timothy S. Granger, Chief Operating Officer

Mr. Granger joined PrimeWest in June 1999 and has overall responsibility for the day-to-day business and operations of PrimeWest.  Mr. Granger has more than 24 years of extensive experience in exploitation, production operations and asset management.  From 1996 to 1999, Mr. Granger held various managerial positions at Pogo Canada Ltd. and Petro-Canada, including production engineering and upstream and corporate information technology.  Prior to 1996, Mr. Granger held various management positions at Amerada Hess.  From 1980 to 1991, Mr. Granger held various engineering positions at Dynex Petroleum, Canterra Energy and Dome Petroleum.  Mr. Granger holds a P.Eng. (Mechanical) from Carlton University.

Ronald J. Ambrozy, Vice-President, Business Development

Mr. Ambrozy has over 29 years of experience in the petroleum and natural gas industry.  Prior to joining PrimeWest in 1997, Mr. Ambrozy held progressively more senior positions at Gulf Canada Resources Limited, as well as manager of Gulf's asset management group.  Mr. Ambrozy has a Bachelor of Science in Engineering from the

University of Manitoba.  Mr. Ambrozy is currently President of the Petroleum Acquisition and Divestment (A&D) Association, an organization of oil and gas people involved in A&D activity.

Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer

Mr. Feuchuk joined PrimeWest in October 2001 and is responsible for the general financial operations of PrimeWest including tax and accounting matters, as well as Information Systems.  Mr. Feuchuk has over 30 years of experience in finance, accounting, audit and income tax in the oil and natural gas industry.  He was Vice President, Controller of Gulf Canada Resources from February 1995 to February 2001.  Mr. Feuchuk also was Vice President and Treasurer of Athabasca Oil Sands Trust from inception in December 1995 to February 2001.  Mr. Feuchuk has a Bachelor of Business Management from Ryerson University and has completed the Richard Ivey School of Business Executive Development Program and is a Certified Management Accountant.

Employees

As of December 31, 2003, PrimeWest had 148 permanent, full time employees in the field and in the corporate head office.

Potential Conflicts of Interest

Mr. Emes, a director of PrimeWest, is partner in a law firm which provides services to PrimeWest.  The board of directors of PrimeWest does not believe that any of the activities undertaken by Mr. Emes interfere, or could be perceived to interfere, in any material way with his ability to act with a view to the best interests of PrimeWest.

ITEM 5:  ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities and the interests of insiders in material transactions, where applicable, is contained in the Circular.  Additional financial information is provided in the Trust's consolidated comparative financial statements for the year ended December 31, 2003, contained in the Annual Report.

Upon request to the Secretary of PrimeWest, the Trust will provide one copy of this Annual Information Form, together with one copy of any document incorporated herein by reference, one copy of the Annual Report (including the consolidated comparative financial statements of the Trust for the year ended December 31, 2003 and accompanying report of the auditors), one copy of any interim financial statements subsequent to the consolidated financial statements for the year ended December 31, 2003 and one copy of the Circular.

When securities of the Trust are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of the Trust's securities, copies of the foregoing documents and any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus may also be obtained from the Secretary of PrimeWest.

GLOSSARY OF ABBREVIATIONS & TERMS

Abbreviations

In this Annual Information Form, the abbreviations set forth below have the following meanings:

bbls	Barrels	mcf/d	1,000 cubic feet /day
mbbls	1,000 barrels	bcf	1,000,000,000 cubic feet
mmbbls	1,000,000 barrels	m3	1000 cubic metres
bbls/d	Barrels /day	boe	barrels of oil equivalent
mcf	1,000 cubic feet	mboe	1,000 barrels of oil equivalent
mmcf	1,000,000 cubic feet	boe/d	barrels of oil equivalent /day
mmcf/d	1,000,000 cubic feet/day	mmboe	millions of barrels of oil equivalent

For purposes of this document, and in accordance with NI 51-101, 6 mcf of natural gas and 1 bbl of NGLs each equal 1 bbl of oil.  This conversion rate is not based on price or energy content.

Definitions

In this Annual Information Form, the capitalized terms set forth below have the following meanings:

Annual Report means the 2003 Annual Report of the Trust filed on SEDAR at www.sedar.com.

ARTC means Alberta royalty tax credit.

associated gas means the gas cap overlying a crude oil accumulation in a reservoir.

Cash Distribution Date means the date Distributable Income is paid to Unitholders, currently being the 15th day of a given calendar month, or if such date is not a business day, the immediately preceding business day, subject to any change permitted by, and made pursuant to, the Declaration of Trust.

Circular means the Management Proxy Circular of the Trust, dated on or about March 18, 2004.

Class A Exchangeable Shares means class A exchangeable shares in the capital of PrimeWest.

Company Interest means in relation to PrimeWest’s interest in production or Reserves, its working interest (operating or non-operating) share before deduction of royalties and including royalty interests of PrimeWest;

Computershare means Computershare Trust Company of Canada.

Consolidation means the consolidation of the Trust Units on a one for four basis, effective August 16, 2002.

Constant Prices and Costs means prices and costs used in an estimate that are:

(a)

PrimeWest’s prices (being the ported price for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors) and costs as at December 31, 2003, held constant throughout the estimated lives of the properties to which the estimate applies; or

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which PrimeWest is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

Credit Facility means, collectively, certain credit facilities provided by a syndicate of Canadian chartered banks and term debt provided by certain institutional investors, together offering a maximum aggregate borrowing capability of $390 million.

crude oil means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated.  It does not include solution gas or natural gas liquids.

Cypress means Cypress Energy Inc.

Debt Service Costs has the meaning ascribed thereto in the Royalty Agreement.

Declaration of Trust means the declaration of trust dated August 2, 1996 among the Trustee, PrimeWest and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended from time to time.

Developed Non-Producing Reserves means those Reserves that either have not been on Production, or have previously been on Production, but are shut-in, and the date of resumption of Production is unknown.

Developed Producing Reserves means those Reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These Reserves may be currently producing or, if shut-in, they must have previously been on Production, and the date of resumption of Production must be known with reasonable certainty.

Developed Reserves are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the Reserves on Production.  The Developed category may be subdivided into Developed Producing and Developed Non-Producing.

Development Costs means costs incurred to obtain access to Reserves and to provide facilities for extracting, treating, gathering and storing the Oil and Natural Gas from the Reserves.  More specifically, Development Costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, natural gas lines and power lines, to the extent necessary in developing the Reserves;

(b)

drill and equip Development Wells, development type stratigraphic test wells and Service Wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

(c)

acquire, construct and install Production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)

provide improved recovery systems.

Development Well means a well drilled inside the established limits of an oil or natural gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

Distributable Income means all amounts received by the Trust in respect of the Royalty, ARTC, the gross overriding royalties held by the Trust directly  and other income, less certain expenses and other deductions.

Established means in relation to PrimeWest’s interest in production or Reserves prior to December 31, 2003, Proved plus half of Probable Reserves (as such terms were defined in NP 2B).

Exploration Costs means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and natural gas reserves, including costs of drilling Exploratory Wells and exploratory type stratigraphic test wells.  Exploration Costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to Properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”);

(b)

costs of carrying and retaining Unproved Properties, such as delay rentals, taxes (other than income and capital taxes) on Properties, legal costs for title defence, and the maintenance of land and lease records;

(c)

dry hole contributions and bottom hole contributions;

(d)

costs of drilling and equipping Exploratory Wells; and

(e)

costs of drilling exploratory type stratigraphic test wells.

Exploratory Well means a well that is not a Development Well, a Service Well or a stratigraphic test well.

Forecast Prices and Costs means future prices and costs that are:

(a)

generally accepted as being a reasonable outlook for the future; or

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which PrimeWest is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

Future Income Tax Expenses means future income tax expenses estimated (generally, year-by-year):

making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b)

without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(a)

(c)

taking into account estimated tax credits and allowances (for example, royalty tax credits); and

(d)

applying to the future pre-tax net cash flows relating to PrimeWest’s oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

Future Net Revenue means the estimated amount to be received with respect to the development and Production of Reserves (including synthetic oil, coal bed methane and other non-conventional Reserves) estimated using either Constant Prices and Costs or Forecast Prices and Costs and by deducting from estimated future revenues estimated future royalty obligations, costs related to the development and Production of Reserves, Well Abandonment Costs and Future Income Tax Expenses, unless otherwise specified herein.

General and Administrative Costs means the amount in aggregate representing all expenditures and costs incurred by or in respect of PrimeWest, the Trust or the Royalty or in the management and administration of PrimeWest, the Trust or the Royalty.

GLJ means Gilbert Laustsen Jung Associates Ltd.

GLJ Report means the reserve report prepared by GLJ evaluating the light and medium oil, heavy oil and associated and non-associated gas Reserves attributable to properties owned by PrimeWest and the Trust as at December 31, 2003.

Gross means:

(a)

in relation to PrimeWest’s interest in production or Reserves, its “company gross Reserves”, which are PrimeWest’s working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of PrimeWest; or

(b)

in relation to wells, the total number of wells in which PrimeWest has an interest; or

(c)

in relation to properties, the total area of properties in which PrimeWest has an interest.

heavy oil means, in a jurisdiction that has a royalty regime specific to heavy oil, oil that qualifies for royalties specific to heavy oil, or in a jurisdiction that has no such royalty regime, oil with a density between 10 to 22.3 degrees API.

Manager means PrimeWest Management Inc.

natural gas or gas means the lighter hydrocarbons and associated non-hydrocarbon substances (including hydrogen sulphate, carbon dioxide and nitrogen) occurring naturally in an underground reservoir which under atmospheric conditions are essentially gases but which may contain natural gas liquids.

natural gas liquids or NGLs means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small qualities of non-hydrocarbons.

NEB means National Energy Board.

Net means:

(a)

in relation to PrimeWest’s interest in Production or Reserves, PrimeWest’s working interest (operating or non-operating) share after deduction of royalty obligations, plus PrimeWest’s royalty interests in Production or Reserves; or

(b)

in relation to PrimeWest’s interest in wells, the number of wells obtained by aggregating PrimeWest’s working interest in each of its Gross wells; or

(c)

in relation to PrimeWest’s interest in a Property, the total area in which PrimeWest has an interest multiplied by the working interest owned by PrimeWest.

Net Production Revenue in respect of any period for which Net Production Revenue is calculated means the aggregate of:

a)

the amount received or receivable by PrimeWest in respect of the sale of its interest in all Petroleum Substances produced from the properties;

b)

Crown royalties and other Crown charges which are not deductible for income tax purposes to the extent those royalties are not included in the amounts described in paragraph ;

c)

PrimeWest's share of all other revenues which accrue in respect of the properties including, without limitation,

fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in facilities that are part of the Properties,

ii)

proceeds from the sale or licensing of seismic and similar data,

iii)

incentives, rebates and credits in respect of production costs or in respect of capital expenditures,

iv)

overhead and other cost recoveries,

i)

v)

royalties and similar income; and

a)

ARTC applicable to the properties;

less

b)

the amount of non-capital operating costs paid or payable by or on behalf of PrimeWest in respect of operating the properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom and all other amounts paid to third parties which are calculated with reference to production from the properties including, without limitation, gross overriding royalties and lessors' royalties, but excluding Crown royalties and other Crown charges and any site reclamation and abandonment costs.

non-associated gas means an accumulation of natural gas in a reservoir where there is no crude oil.

oil means crude oil or synthetic oil.

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

Premium DRIP means the Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust.

PrimeWest means PrimeWest Energy Inc., a wholly-owned subsidiary of the Trust.

Probable Reserves means those additional Reserves that are less certain to be recovered than Proved Reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.  In addition, the level of certainty targeted by the reporting company should result in at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

production means recovering, gathering, treating, field or plant processing and field storage of oil and natural gas.

Production Costs means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.  Lifting costs become part of the cost of oil and natural gas produced.

Examples of Production Costs are:

(a)

costs of labour to operate the wells and related equipment and facilities;

(b)

costs of repairs and maintenance;

(c)

costs of materials, supplies and fuel consumed, and supplies utilized, in operating the wells and related equipment and facilities;

(d)

costs of workovers;

(e)

property taxes and insurance costs applicable to properties and wells and related equipment and facilities; and

(f)

taxes, other than income and capital taxes.

property includes:

(a)

fee ownership or a lease, concession, agreement, permit, licence or other interest representing the right of PrimeWest, the Trust or their subsidiaries to extract oil or natural gas subject to such terms as may be imposed by the conveyance of that interest;

(b)

royalty interests of PrimeWest, the Trust or their subsidiaries, Production payments payable to PrimeWest, the Trust or their subsidiaries in oil or natural gas, and other non-operating interests of PrimeWest, the Trust or their subsidiaries in properties operated by others; and

an agreement with a foreign government or authority under which PrimeWest, the Trust or any of their subsidiaries participates in the operation of Properties or otherwise serves as “producer” of the underlying Reserves (in contrast to being an independent purchaser, broker, dealer or importer);

but does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or natural gas.

Property Acquisition Costs means costs incurred to acquire a Property (directly by purchase or lease, or indirectly by acquiring another corporate entity with an interest in the Property), including:

(a)

costs of lease bonuses and options to purchase or lease a Property;

(c)

(b)

the portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee; and

(c)

brokers’ fees, recording and registration fees, legal costs and other costs incurred in acquiring Properties.

Proved Reserves means those Reserves that can be estimated with a high degree of certainty to be recoverable.  The reporting company must believe that there is at least a 90% probability the actual remaining quantities recovered will equal or exceed those estimated Proved Reserves.

Record Date means, in respect of distributions of Distributable Income payable in a given calendar month, the fifth business day following the Cash Distribution Date in the immediately preceding calendar month.

Reserve Life Index means the amount obtained by dividing the quantity of Reserves by the production of Petroleum Substances from those Reserves for the year ending December 31, 2003.

Reserves means estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)

analysis of drilling, geological, geophysical and engineering data;

(b)

the use of established technology; and

(c)

specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Rights Plan means the Unitholder Rights Plan of the Trust which is embodied in the Unitholder Rights Plan Agreement dated as of March 31, 1999 between the Trust and the Trust Company of Bank of Montreal as rights agent, as amended and restated as of April 5, 2002 between the Trust and Computershare.

Royalty means the royalty payable by PrimeWest to the Trust pursuant to the Royalty Agreement, which royalty equals 99% of Royalty Income.

Royalty Agreement means the amended and restated royalty agreement dated January 1, 2002 between PrimeWest and the Trustee as trustee for and on behalf of the Trust, as amended from time to time, regarding the creation and sale of the Royalty.

Royalty Income in respect of any period for which Royalty Income is calculated means Net Production Revenue less the aggregate of:

a)

the Debt Service Charges, General and Administrative Costs and taxes (other than Crown royalties but including any capital taxes) payable by PrimeWest or the Trust;

b)

capital expenditures intended to improve or maintain production from the properties or to acquire additional properties, in excess of amounts borrowed or designated as a deferred purchase price obligation pursuant to the Royalty Agreement, provided that the amount of capital expenditures that can be deducted will not be in excess of 10% of the annual net cash flow from the properties in the year before the year in which the determination is made;

c)

net contributions to PrimeWest's reclamation fund; and

d)

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

Service Well means a well drilled or completed for the purpose of supporting Production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

solution gas means natural gas dissolved in crude oil.

synthetic oil means a mixture of hydrocarbons derived by upgrading crude bitumen from oil sands or kerogen from oil shales or other substances such as coal.

Tax Act means the Income Tax Act (Canada), as amended from time to time.

Trust means PrimeWest Energy Trust.

Trust Units means the units of the Trust, each unit representing an equal undivided beneficial interest in the Trust.

Trustee means Computershare, or its successor, as trustee of the Trust.

Undeveloped Reserves means those Reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of Production.  They must fully meet the requirements of the Reserves classification (Proved, Probable or Possible) to which they are assigned.

Unitholders means the holders from time to time of one or more Trust Units.

Venator means Venator Petroleum Company Ltd.

Well Abandonment Costs mean costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system.  They do not include costs of abandoning the gathering system or reclaiming the wellsite.

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

Calgary, Canada

(signed) Ernst & Young LLP
April 16, 2001

Chartered Accountants

CYPRESS ENERGY INC.

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of dollars)

	2000	1999	1998
Assets
Current assets (note 6)
Accounts receivable	$31,813	$17,112	$9,531
Deposits, prepaids and other Assets held for resale (note 3)	2,531 -	2,452 5,395	542 -
	34,344	24,949	10,073
Property and equipment (note 4)	368,479	270,572	136,489
	$402,823	$295,531	$146,562
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$47,870	$25,511	$10,392
Long-term debt (note 6)	113,889	92,760	34,559
Deferred rental obligation	532	772	-
Future income taxes (note 8)	61,743	8,017	518
Provision for future site restoration	3,972	2,043	618
	180,136	103,592	35,695
Shareholders' Equity
Share capital (note 7)	149,747	155,478	96,921
Retained earnings	25,070	10,950	3,554
	174,817	166,428	100,475
	$402,823	$295,531	$146,562

Commitments and contingencies (notes 6 and 10)

See accompanying notes

CYPRESS ENERGY INC.

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS

Years ended December 31
(in thousands of dollars except per share amounts)

	2000	1999	1998
Revenue
Petroleum and natural gas sales	$186,763	$78,168	$34,124
Royalties, net of ARTC	(45,180)	(17,270)	(7,098)
	141,583	60,898	27,026
Expenses
Production	18,394	11,983	6,235
General and administrative	4,453	3,508	1,894
Interest	7,785	3,758	1,281
Depletion, depreciation and site restoration	41,912	26,417	14,332
	72,544	45,666	23,742
Income before income taxes	69,039	15,232	3,284
Income taxes
Capital taxes	1,178	746	165
Future income taxes (note 8)	29,363	7,049	1,527
	30,541	7,795	1,692
Net income for the year	38,498	7,437	1,592
Retained earnings, beginning of year	10,950	3,554	1,962
Adjustment to reflect adoption of new income tax accounting policy (note 11)	(20,195)	-	-
Acquisition of shares in excess of carrying value	(4,183)	(41)	-
Retained earnings, end of year	$25,070	$10,950	$3,554
Earnings per common share (note 9)
Basic Class A and Class B shares	$0.90	$0.20	$0.06
Fully diluted	$0.84	$0.20	$0.06

See accompanying notes

CYPRESS ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in thousands of dollars except per share amounts)

	2000	1999	1998
Cash provided by (used in):
Operating Activities
Net income for the year	$38,498	$7,437	$1,592
Non-cash items
Depletion, depreciation and site restoration	41,912	26,417	14,332
Future income taxes	29,363	7,049	1,527
Cash flow from operations	109,773	40,903	17,451
Net change in non-cash working capital items	12,734	1,561	2,525
	122,507	42,464	19,976
Funding Activities
Increase in long-term debt	21,129	31,373	7,043
Issue of Class A flow-through shares	-	3,731	1,995
Issue of Special Warrants	-	-	20,600
Issue of Class A shares on exercise of stock options	1,378	991	688
Repurchase of Class A shares	(9,577)	(129)	(3)
Share issue and repurchase costs (note 7)	(47)	(1,724)	(1,157)
	12,883	34,242	29,166
Investing Activities
Additions to property and equipment	(135,096)	(79,732)	(48,917)
Cash expenditures on acquisitions (note 5)	-	(3,682)	-
Cash acquired on acquisition (note 5)	-	6,905	-
Site restoration and abandonment expenditures	(294)	(197)	(225)
	(135,390)	(76,706)	(49,142)
Change in cash and cash, beginning and end of year	-	-	-
Cash flow from operations per common share (note 9)
Basic Class A and Class B shares	$2.56	$1.09	$0.68
Fully diluted	$2.39	$1.04	$0.60

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

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

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

Office furniture and equipment

Office furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets at rates varying between 15% and 20%.

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

4.

PROPERTY AND EQUIPMENT

	2000	1999	1998
Petroleum and natural gas properties	$449,895	$312,624	$153,392
Office furniture and equipment	1,170	845	497
	451,065	313,469	153,889
Accumulated depletion and depreciation	(82,586)	(42,897)	(17,400)
Net property and equipment	$368,479	$270,572	$136,489

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

e)

Acquisition of Canadian Conquest Exploration Inc.

In May, 1999, the Company acquired all of the common shares of Canadian Conquest Exploration Inc. ("Canadian Conquest"). Canadian Conquest was amalgamated with Cypress effective September 1, 1999. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

Net working capital	$1,140
Property and equipment	75,396
Long-term debt	(26,828)
Rent obligation	(1,207)
Provision for deferred taxes	(1,215)
Provision for future site restoration	(702)
Total Consideration	$46,584
Consideration was comprised of
Cash	$3,619
Issue of 10,479,200 Class A shares at $4.10 per share	42,965
Total Consideration	$46,584

1)

Acquisition of Gardiner Exploration Limited

In July, 1999, the Company acquired all of the common shares of Gardiner Exploration Limited ("Gardiner"). Gardiner was amalgamated with Cypress effective September 1, 1999. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

Cash	$6,905
Net non-cash working capital	623
Property and equipment	8,280
Total Consideration	$15,808
Consideration was comprised of
Cash	$63
Issue of 2,581,200 Class A shares at $6.10 per share	15,745
Total Consideration	$15,808

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

The effective interest rate on the amounts outstanding under the facility at December 31, 2000 was 6.8% (1999 - 5.7%; 1998 – 5.9%).

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

At December 31, 2000, the Company was party to a contract to fix the interest rate on $9.0 million of its loan advances at approximately 6.8% until March 11, 2002.  In addition, the counterpart to the contract has an option to extend the contract at its expiry to March 11, 2004 at the same rate and for the same notional amount.  If the Company were required to settle this contract at December 31, 2000, a cash payment of approximately $0.2 million would be required.

7.

SHARE CAPITAL

Authorized:

Unlimited number of Class A and Class B common voting shares

Issued:

	2000		1999		1998
	Number of Shares (000s)	Amount	Number of Shares (000s)	Amount	Number of Shares (000s)	Amount
Class A Shares
Outstanding, beginning of year	42,521	$161,211	28,256	$97,867	23,408	$74,587
On acquisition of Canadian Conquest (see note 5)	-	-	10,479	42,965	-	-
On acquisition of Gardiner (see note 5)	-	-	2,581	15,745	-	-
Private Placement (a)	-	-	746	3,731	547	1,995
Adjustment to reflect adoption of new income tax accounting policy (see note 11)	-	(1,668)	-	-	-	-
Special Warrants financings (b)	-	-	-	-	4,000	20,600
Repurchase of Class A Shares	(1,438)	(5,394)	(24)	(88)	(1)	(3)
Exercised stock options	410	1,378	483	991	302	688
Class A Shares
Outstanding, end of year	41,493	155,527	42,521	161,211	28,256	97,867
Class B Shares (c)
Outstanding, beginning and end of year	558	5,580	558	5,580	558	5,580
		161,107		166,791		103,447
Share issue costs (d)		(4,179)		(4,132)		(3,173)
Tax benefits renounced (a)		(7,181)		(7,181)		(3,353)
Total Share Capital		$149,747		$155,478		$96,921

a)

On December 31, 1999 Cypress issued 746,263 (1998 – 546,574) flow-through shares at $5.00 (1998 - $3.65) per share resulting in gross proceeds of $3.7 million (1998 - $2.0 million).

During 2000, in accordance with the terms of the flow-through share offering and pursuant to certain provisions of the Income Tax Act (Canada), Cypress incurred aggregate exploration expenditures of $3.7 million and renounced the tax benefits to the purchasers of its flow-through shares.

b)

On March 30, 1998, Cypress completed a Special Warrants financing consisting of 4,000,000 Special Warrants at $5.15 per Special Warrant for gross proceeds of $20.5 million. The Special Warrants were converted in April, 1998 into 4,000,000 Class A shares for no additional consideration.

c)

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

d)

The total share issue costs incurred related to the 2000, 1999 and 1998 share issues were $0.05 million, $1.7 million and $1.2 million respectively. A charge to share capital of $0.05 million (1999 - $1.0 million; 1998 - $0.6 million) was recorded to reflect these costs, with no associated estimated future tax benefit in 2000 (1999 – estimated deferred tax benefit of $0.7 million; 1998 - $0.6 million).

Stock options

The Company has established a stock option plan whereby options may be granted to its directors, officers and employees. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years. The stock options are exercisable over a five-year period from the date of grant. The options are exercisable on a cumulative basis of 20% immediately and 20% per year for each of the first four years of the plan. No compensation expense is recognized for the plan when stock options are issued or exercised. The following is a continuity of stock options outstanding for which shares have been reserved:

	2000		1999		1998
	Shares (000s)	Weighted Average Exercise Price ($)	Shares (000s)	Weighted Average Exercise Price ($)	Shares (000s)	Weighted Average Exercise Price

Balance, beginning of year	3,582	$3.96	2,181	$3.06	1,456	$2.51
Granted	1,009	$6.82	1,925	$4.48	1,119	$3.55
Exercised	(410)	$3.39	(483)	$2.05	(302)	$2.05
Cancelled	(43)	$3.53	(41)	$3.37	(92)	$2.99
Balance, end of year	4,138	$4.71	3,582	$3.96	2,181	$3.06

The following summarizes information about stock options outstanding at December 31, 2000:

Range of Exercise Prices	Number Outstanding at 12/31/00 (000s)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at 12/31/00 (000s)	Weighted Average Exercise Price
$ 1.78 to $ 2.75	212	1.1	$2.21	181	$2.12
$ 3.15 to $ 3.75	1,065	2.6	$3.48	492	$3.52
$ 4.10 to $ 4.95	1,805	3.5	$4.53	709	$4.52
$ 5.45 to $ 6.00	397	4.3	5.94	81	5.96
$ 6.85 to $ 7.30	659	4.9	$7.29	132	$7.29
	4,138	3.4	$4.71	1,595	$4.24

8.

FUTURE INCOME TAXES

The liability for future income taxes is primarily due to the excess carrying value of property plant and equipment over the associated tax basis.

The effective tax rate used in the financial statements differs from the statutory income tax rate due to the following:

	2000	1999	1998
Statutory tax rate	44.7%	45.0%	45.0%
Calculated income tax expense	$30,840	$6,796	$1,478
Increase (decrease) in income tax resulting from:
Non-deductible Crown payments (net of ARTC)	15,007	4,757	1,174
Resource allowance	(16,103)	(6,321)	(2,445)
Other	(381)	1,817	1,320
Total future income tax	29,363	7,049	1,527
Large corporation and capital tax	1,178	746	165
Income tax provision	$30,541	$7,795	$1,692

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

10.

COMMODITY MARKETING ARRANGEMENTS

As at December 31, 2000, physical delivery contracts were in effect to deliver a total of 5,201 gigajoules ("GJ") per day at prices as set out in the following table:

Sales Volume (GJ/day)	Terms	Contract Expiry Dates
2,740	AECO Daily Spot less $0.075/GJ	October 31, 2002
2,461	AECO Monthly plus variable premium, less 3% marketing fee	September 30, 2003

The balance of 2000 gas sales was split between aggregator sales (approximately 13.5 mmcf/d) and spot gas sales. All liquids are sold on a spot basis.

At December 31, 2000, the Company had no financial natural gas contracts or swaps outstanding.

11.

CHANGE IN ACCOUNTING POLICY - FUTURE INCOME TAX

Effective January 1, 2000, Cypress adopted the Canadian Institute of Chartered Accountants' new accounting recommendations with respect to income taxes.  The new recommendations were applied retroactively without restatement of prior year financial statements.  The application of the new liability method for income taxes resulted in a charge against retained earnings of $20.2 million (largely as a result of prior years' corporate acquisitions).  There was a corresponding increase to the Company's liability for future income taxes of $24.4 million, an increase to property plant and equipment of $2.5 million and a reduction to share capital of $1.7 million.

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

SCHEDULE B

REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the board of directors of PrimeWest Energy Inc. (the “Company”):

1.

We have prepared an evaluation of the Company’s reserves data as at December 31, 2003.  The reserves data consists of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii)

the related estimated future net revenue.

1.

The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

2.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

3.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors.

B-1

Description and Preparation Date of Audit/ Evaluation/ Review Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate - $M)
		Audited	Evaluated	Reviewed	Total
February 2, 2004	Canada	$60,724	$843,857	$0	$904,581

4.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

5.

We have no responsibility to update this evaluation for events and circumstances occurring after their respective preparation dates.

6.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above.

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada

Dated February 2, 2004

B-2

SCHEDULE C

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION
(FORM 51-101 F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of PrimeWest Energy Inc. (the “Company”) are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data, which consist of the following:

(a)

(i)

Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

Proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii)

the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company’s reserves data.  The report of the independent qualified reserves evaluators is presented in Schedule B to the Annual Information Form of PrimeWest Energy Trust effective as at December 31, 2003.

The Audit and Reserves Committee of the Board of Directors of the Company has:

(a)

reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)

met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)

reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Audit and Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management.  The Board

C-1

of Directors has, on the recommendation of the Audit and Reserves Committee, approved:

a)

the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)

the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(c)

the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

//signed

Donald A. Garner, President & Chief Executive Officer

//signed

Tim Granger, Chief Operating Officer

//signed

Harold N. Kvisle, Director

//signed

W. Glen Russell, Director

February 20, 2004

C-2

2003 MD&A and Financials

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) of PrimeWest’s operating and financial results for the year ended December 31, 2003 compared with the prior year as well as information and opinions concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

FINANCIAL AND OPERATING HIGHLIGHTS – FULL YEAR

(millions of dollars, except per BOE and per Trust Unit amounts)	2003	2002	Change (%)
FINANCIAL
Net revenue	$ 329.9	$ 264.3	26
per BOE(1)	27.14	23.98	14
Cash flow from operations	216.6	170.9	29
per BOE	17.82	15.51	17
per Trust Unit(2)	4.67	4.96	(4)
Royalty expense	101.9	56.5	80
per BOE	8.38	5.13	63
Operating expenses	79.4	60.8	31
per BOE	6.53	5.52	18
G&A expenses - Cash	14.5	11.3	28
per BOE	1.20	1.02	18
G&A expenses - Non-cash	14.4	6.1	154
per BOE	1.19	0.55	131
Interest expense	15.1	10.8	40
per BOE	1.24	0.98	27
Management fees - Cash	-	4.0
per BOE	-	0.36
Management fees - Non-cash	-	1.4
per BOE	-	0.13
Distributions to unitholders	192.6	158.0	22
per Trust Unit(3)	4.32	4.80	(10)
Net debt(4)	255.9	225.7	12
per Trust Unit(5)	5.07	5.75	(13)

(1)

All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to 1 barrel of crude oil.  BOE’s may be misleading, particularly if used in isolation.  The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)

Weighted average Trust Units & exchangeable shares

(3)

Based on Trust Units outstanding at date of distribution (diluted)

(4)

Net debt is long-term debt & adjusted for working capital

(5)

Trust Units and exchangeable shares outstanding (diluted) at end of period

OPERATING
	2003	2002	Change (%)
Daily sales volume
Natural gas (mmcf/day)	134.1	113.5	18
Crude oil (bbls/day)	8,116	9,239	(12)
Natural gas liquids (bbls/day)	2,855	2,030	41
Total (BOE/day)	33,316	30,189	10

FINANCIAL AND OPERATING HIGHLIGHTS – FULL YEAR

  Production in 2003 averaged 33,316 BOE per day, up 10% from 2002 level of 30,189 BOE/day as a result of acquisition and development capital volume additions, offset by natural production declines.

  Operating margin of $20.61/BOE for 2003, up 13% from 2002 primarily due to higher commodity prices throughout the year, offset by higher operating costs in 2003, primarily associated with power costs, and third party processing fees.

  Distributions of $4.32 per Trust Unit in 2003 compared to $4.80 in 2002 reflecting an increased number of units outstanding and lower payout ratio in 2003 compared to 2002.  PrimeWest’s payout ratio for 2003 was approximately 89%.

  Hedging loss of $30.5 million ($2.51/BOE) in 2003, compared to gains of $28.1 million ($2.55/BOE) in 2002 and gains of $39.5 million in 2001.

  Capital development program of $104.5 million added 7.9 million BOE of Proved plus Probable reserves on a Company Interest basis, excluding technical revisions, at $14.29/BOE, which includes an additional $1.06/BOE for future development capital.

  In 2003, PrimeWest made a corporate acquisition as well as a number of property purchases for total expenditures of $230.9 million.

  Operating expenses were 31% higher in 2003 compared to 2002, primarily as a result of higher power costs, third party processing fees, and increased volumes from acquisitions.

  Net Interest Proved plus Probable reserves of 85.8 million BOE at December 31, 2003, represents an increase of 15% from 84.5 million BOE reported on a Net Established reserves basis as at December 31, 2002.  PrimeWest’s current Reserve Life Index (RLI) is 10.2 years on a Net Interest Proved plus Probable basis.  (Refer to the “Reserves and Production” section later in this MD&A for reserve definitions).

  Net Interest Proved Producing reserves of 62.8 million BOE at December 31, 2003, represent an increase of 3% over the December 31, 2002 Net Interest Proved Producing reserves of 60.9 million BOE.  Current Net Interest Proved Producing RLI is 7.5 years with total Net Interest Proved RLI at 8.2 years.

  Company Interest Proved plus Probable reserves of 106.8 million BOE at December 31, 2003 represents an increase of 2% from 104.4 million BOE reported on a Company Interest Established reserves basis at December 31, 2002.   PrimeWest’s current Company Interest Proved plus Probable RLI is 9.8 years, compared with an RLI of 9.5 years on a Company Interest Established basis in 2002.  (Refer to the “Reserves and Production” section later in this MD&A for reserve definitions).

  Company Interest Proved Producing reserves of 77.5 million BOE at December 31, 2003, represent an increase of 4% over the December 31, 2002 Company Interest Proved Producing reserves of 74.7 million BOE.

  Cash general and administrative expenses increased $3.2 million over 2002, reflecting higher salary costs as a result of hiring additional technical staff and one time costs associated with evaluating international opportunities.

  Interest expense during 2003 is 40% higher compared to 2002 as a result of higher average debt levels throughout the year.

  Raised $32.4 million from the Distribution Reinvestment, Premium Distribution and Optional Trust Unit Purchase Plans.  Proceeds were used for the capital development program and to repay debt.

  As a result of internalization of management in November, 2002 the Trust did not incur any management fees for 2003.  In 2002, the Trust paid management fees of $5.4 million, for the period January to September of 2002.

  Completed $125 million U.S. private placement debt financing of secured notes at a coupon rate of 4.19% and a seven year term.

SUBSEQUENT EVENTS

  On January 27th, 2004, PrimeWest announced that it had agreed to make an offer to acquire all of the shares of Seventh Energy.  Seventh Energy’s Board and executive unanimously approved the transaction and have agreed to tender their approximately 24% ownership interest.  The acquisition cost is expected to be $42.6 million comprised of the assumption of $8.3 million of debt and working capital and a cash payment of $34.3 million.  To protect the transaction economics, PrimeWest hedged approximately 70% of Seventh Energy’s gas production at a price of $6.18 per mcf for one year.  PrimeWest’s existing credit line will be used to fund the cash portion of the acquisition.  The offer is currently set to expire on March 15, 2004.

  On February 11, 2004 PrimeWest announced that in keeping with its strategy of targeting a payout ratio of between 70-90% of cash flow from operations, the March 15, 2004 distribution would be $0.25 Canadian per Trust Unit.  The decision to lower the distribution payout is a result of our near term forecast of production, commodity prices and the U.S. / Canadian dollar exchange rate.

Consolidation of Trust Units

On August 16, 2002 the Trust Units of PrimeWest began trading on a four to one consolidated basis on the TSX.  All per Trust Unit amounts have been restated to conform to the four to one consolidated basis.

Forward Looking Information

This MD&A contains forward-looking or outlook information with respect to PrimeWest.

The use of any of the words “anticipate, “continue, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in those forward-looking statements are reasonable.  However, we cannot assure you that these expectations will prove to be correct.  You should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of this MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

  The quantity and recoverability of our reserves;

  The timing and amount of future production;

  Prices for oil, natural gas, and natural gas liquids produced;

  Operating and other costs;

  Business strategies and plans of management;

  Supply and demand for oil and natural gas;

  Expectations regarding our ability to raise capital and to add to our reserves through acquisitions and exploration and development;

  Our treatment under governmental regulatory regimes;

  The focus of capital expenditures on development activity rather than exploration;

  The sale, farming in, farming out or development of certain exploration properties using third party resources;

  The objective to achieve a predictable level of monthly cash distributions;

  The use of development activity and acquisitions to replace and add to reserves;

  The impact of changes in oil and natural gas prices on cash flow after hedging;

  Drilling plans;

  The existence, operations and strategy of the commodity price risk management program;

  The approximate and maximum amount of forward sales and hedging to be employed;

  The Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

  The impact of the Canadian federal and provincial governmental regulation on the Trust relative to other oil and gas issuers of similar size;

  The goal to sustain or grow production and reserves through prudent management and acquisitions;

  The emergence of accretive growth opportunities, and

  The Trust’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

  Volatility in market prices for oil and natural gas;

  Risks inherent in our oil and gas operations;

  Uncertainties associated with estimating reserves;

  Competition for, among other things; capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  Incorrect assessments of the value of acquisitions;

  Geological, technical, drilling and processing problems;

  General economic conditions in Canada, the United States and globally;

  Industry conditions, including fluctuations in the price of oil and natural gas;

  Royalties payable in respect of PrimeWest’s oil and gas production;

  Governmental regulation of the oil and gas industry, including environmental regulation;

  Fluctuation in foreign exchange or interest rates;

  Unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

  Failure to obtain industry partner and other third party consents and approvals, when required;

  Stock market volatility and market valuations;

  The need to obtain required approvals from regulatory authorities, and

  The other factors discussed under “Operational and Other Business Risks” in this MD&A.

These factors should not be construed as exhaustive.

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Don Garner, and Chief Financial Officer, Dennis Feuchuk, evaluated the effectiveness of PrimeWest Energy’s disclosure controls and procedures as of December 31, 2003, and concluded that PrimeWest Energy’s disclosure controls and procedures were effective to ensure that information PrimeWest is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by PrimeWest in the reports that it files under the Exchange Act is accumulated and communicated to PrimeWest’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes to Internal Controls and Procedures for Financial Reporting

There were no significant changes to PrimeWest’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

VISION, CORE BUSINESS AND STRATEGY

PrimeWest Energy Trust is a conventional oil and gas royalty trust actively managed to generate monthly cash distributions for unitholders. The Trust’s operations are focused in Canada, with its assets concentrated in the Western Canadian Sedimentary Basin.  PrimeWest is one of North America’s largest natural gas weighted energy trusts.

Maximizing total return to unitholders, in the form of cash distributions and change in unit price, is PrimeWest’s overriding objective.  Our strategies for asset management and growth, financial management and corporate governance are outlined in this MD&A, along with a discussion of our performance in 2003 and our goals for 2004 and beyond.

We believe that PrimeWest can maximize total return to unitholders through the continued development of our core properties, making opportunistic acquisitions that emphasize value creation, exercising disciplined financial management which broadens access to capital while minimizing risk to unitholders, and complying with strong corporate governance to protect the interests of all stakeholders.

ASSET MANAGEMENT AND GROWTH

PrimeWest has a strategy to focus our expansion efforts on existing Canadian core areas, and pursue field optimization within those core areas to maximize asset value.  We strive to control our operations whenever possible, and maintain high working interests.  Maintaining control of 80% of operations allows us to use existing infrastructure and synergies within our core areas.  We believe this high level of operatorship can translate to control over costs and timing of capital outlays and projects.  We will continue to be an opportunistic acquirer who uses the business cycles to make accretive acquisitions.  The current size of the Trust gives us the ability and critical mass to make acquisitions of significant size, while still being able to add value by transacting smaller acquisitions.

FINANCIAL MANAGEMENT

PrimeWest strives to maintain a conservative debt position, to position us to take advantage of opportunities that arise in the acquisition market, as well as fund development activities.  Our diversified debt instruments help to reduce our reliance on the bank syndicate, as well as afford additional foreign exchange protection because a portion of our debt, the secured notes, is denominated in U.S. dollars.  PrimeWest’s consistent commodity hedging approach helps to stabilize cash flow, reduce volatility, and protect transaction economics.

In the interests of the future sustainability of the Trust, during 2003 PrimeWest began easing its distribution payout ratio from the historic highs of 95% downward to a targeted range of between 70% and 90% annually.  The 2003 payout ratio was approximately 89%.  Retention of some internally generated cash flow is designed to help keep the balance sheet strong and give more financial flexibility to PrimeWest in an increasingly competitive environment.  Our success in executing prudent financial management in 2003 is demonstrated by our year end debt to cash flow level of 1.2 times, less than our internal limit of 2.0 times and slightly lower than our 2002 year end level of 1.3 times.

PrimeWest’s dual listing on both the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) has provided increased liquidity and greatly broadened our investor base.  The NYSE listing enables U.S. unitholders to conveniently trade in our Trust Units, allows us to access the U.S. capital markets in the future, and our status as a corporation for U.S. tax purposes simplifies tax reporting for our U.S. unitholders.  For eligible Canadian unitholders, PrimeWest offers participation in the Distribution Reinvestment Plan (DRIP), Premium Distribution Plan (PREP), or Optional Trust Unit Purchase Plan

(OTUPP), all of which represent a convenient way to maximize an investment in PrimeWest.  For alternate investment styles, PrimeWest also has exchangeable shares available, which permit participation in PrimeWest without the ongoing tax complications associated with receiving a distribution.

CORPORATE GOVERNANCE

PrimeWest remains committed to the highest standards of corporate governance.  Each regulatory body has a different set of rules pertaining to Corporate Governance, including the Toronto Stock Exchange, the New York Stock Exchange, the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission (whose responsibilities include implementing rules under the United States Sarbanes-Oxley Act of 2002).  PrimeWest upholds the rules of the governing bodies under which it operates, and in many cases, we already comply with proposals and recommendations that have not yet come into force.  We provide full disclosure of this compliance within our proxy circular and on our website.  In 2003, we strengthened our Board by adding two additional independent directors, and assigned committee leadership only to independent directors.

Our high standards of corporate governance are not limited to the boardroom.  At the field level, PrimeWest proactively manages environmental, health and safety issues.  We place a great deal of importance on community involvement and maintaining good relationships with landowners.

OUTLOOK - 2004

PrimeWest expects 2004 production volumes to average approximately 30,000 BOE/day.  Full year operating costs are expected to be approximately $6.75/BOE, while full year G&A costs are expected to be approximately $1.25/BOE.  PrimeWest expects to spend between $65 and $90 million on its 2004 capital development program, with the focus primarily in the core areas of Caroline, Valhalla, Brant/Farrow and Princess/Hays.  This outlook assumes the successful completion of the Seventh Energy acquisition.  Based on current expectations for capital spending and cash flow for 2004, it is anticipated that approximately 60% of 2004 distributions will be taxable and 40% will be deemed return of capital for unitholders resident in Canada.  The taxability of 2004 distributions for U.S. unitholders cannot be accurately estimated and will be confirmed after year end.  For residents of the U.S., Canadian withholding tax of 15% applies to the distribution.  For more details on withholding tax, please visit our website at www.primewestenergy.com.

CASH FLOW RECONCILIATION

($ millions)
2002 cash flow from operations	$ 170.9
Production volumes	22.5
Commodity prices	148.3
Net hedging change from prior year	(58.6)
Operating expenses	(18.6)
Royalties	(45.4)
Other	(2.5)
2003 cash flow from operations	$ 216.6

The above table includes non-GAAP measurements

The basis of PrimeWest’s business and a key performance driver for the Trust is cash flow from operations.  Cash flow is generated through the production and sale of crude oil, natural gas and natural gas liquids, and is dependent on production levels, commodity prices, operating expenses, hedging gains or losses, royalties and currency exchange rates.  Cash flow from operations can be impacted by macro factors such as commodity prices, the currency exchange rate, royalties and the forward markets for oil and gas.  Cash flow can also be impacted by factors specific to PrimeWest such as production levels, hedging gains or losses, or operating expenses, as well as interest and general and administrative expenses.  It is expected that these factors will impact cash flows in the future.

CAPITAL SPENDING

Capital expenditures, including development and acquisitions, totaled approximately $334.4 million in 2003, versus $124.1 million in 2002.

PrimeWest’s capital development program for 2003 was the largest in its history, and totaled $104.5 million (2002 – $64.2 million).  As commodity prices increased and potential acquisition assets became more expensive through 2003, PrimeWest increased its capital spending on internal development opportunities.  Rather than risk undertaking an acquisition that did not meet economic thresholds for adding value, PrimeWest instead focused on adding reserves via development.

PrimeWest’s capital program in 2003 was focused on specific core areas, with 31% ($33.3 million) of the program invested in facilities to increase capacity or undertake upgrades to improve efficiencies.  These benefits are expected to be realized in 2004 and beyond.  The development program added 7.9 million BOE of Company Interest Proved plus Probable reserves at a cost of $14.29/BOE, including future development capital of $1.06/BOE, but does not reflect the impact of technical revisions.

In 2003, PrimeWest completed $228.6 million in net property acquisitions (2002 - $56.5 million) adding 12.7 million BOE of Company Interest Proved reserves and 15.6 million BOE of Company Interest Proved plus Probable reserves.  In 2002, PrimeWest’s acquisitions include $13.2 million to acquire the 1% retained royalty as part of the internalization of management plus $0.8 million in capitalized costs to effect the internalization.

($ millions, except per BOE)	2003	2002
Land & lease acquisitions	$ 6.0	$ 5.7
Geological and geophysical	5.8	1.8
Drilling and completions	58.4	33.4
Investment in facilities	33.3	22.3
Equipping & tie-in	19.0	6.4
Compression & processing	6.3	9.7
Gas gathering	2.3	2.2
Production facilities	5.7	4.0
Capitalized G&A	1.0	1.0
Development capital	$ 104.5	$ 64.2
Corporate/property acquisitions	230.9	61.0
Dispositions	(2.3)	(4.5)
Head office equipment	1.3	3.4
Total	$ 334.4	$ 124.1

7

	2003	2002
Development Program:
Proved reserve additions (mmBOE)(1)	6.9	6.3
Average cost ($/BOE)(2)	$ 15.98	$ 11.06
Proved plus Probable reserve additions (mmBOE)(1)	7.9	8.7
Average cost ($/BOE)(1)	$ 14.29	$ 8.29
Acquisition Program:(3)
Proved reserve additions (mmBOE)(1)	12.7	3.4
Average cost ($/BOE)(2)	$ 18.84	$ 12.94
Proved plus Probable reserve additions (mmBOE)(1)	15.6	3.6
Average cost ($/BOE)(2)	$ 15.71	$ 12.32

(1) Company Interest reserve additions, includes infill drilling, reserves that are included in technical revisions, in the reserves table

(2) Under NI 51-101 (see discussion below under “Reserves and Production”), the implied methodology to be used to calculate FD&A costs includes incorporating changes in future development capital (FDC) required to bring the Company Interest Proved Undeveloped and Probable reserves to production.  The average cost per BOE from Company Interest Proved reserve additions includes FDC of $0.84/BOE ($0.87/BOE for 2002), and the average cost per BOE from Company Interest Proved plus Probable reserve additions includes FDC of $1.06/BOE ($0.91/BOE for 2002).  The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(3) Net of dispositions and adjusted for technical performance and NI 51-101

PrimeWest’s development program for 2003 totaled $104.5 million.  Of this amount, 56% was spent on drilling and completions, which contributed to new reserve additions.  A significant portion of the investments made in facilities represents debottlenecking, increasing capacity or other activities which contribute to future production volumes.

In 2004, PrimeWest plans to spend between $65 to 90 million on its capital development programs.  The 2004 program will primarily be focused in our core areas of Brant Farrow, Caroline, and Valhalla, with approximately $7 million of the total budgeted amount for activities in the Princess / Hays area with the completion of the Seventh Energy acquisition.

Given that production volumes will decline naturally over time as oil or gas reservoirs are depleted, PrimeWest is always striving to offset this natural production decline, and add to reserves in an effort to sustain cash flows.  Investment in activities such as development drilling, workovers, and recompletions can add incremental production volumes and reserves.

Capital is allocated on the basis of anticipated rate of return on projects undertaken.  At PrimeWest, every capital project is measured against stringent economic evaluation criteria prior to approval that include expected return, risks and further development opportunities.

ASSETS

Since inception, PrimeWest has focused on the conventional oil and natural gas plays of the Western Canada Sedimentary Basin. Within this focused area, we have a diversified, multi-zone suite of assets stretching from northeast B.C., across much of Alberta and down through southwest Saskatchewan. We believe this diversity reduces risks to overall corporate production and cash flow, while the core area focus allows us to capitalize on our existing technical knowledge in each of the core areas.  Our operations staff are grouped into three teams - North, Central and South - with each being responsible for production and development of assets that are geographically located within those regions of the basin.

During 2003, PrimeWest had 15 core areas, which in aggregate produced 87% of the company’s total production volumes for the year.  No core area produced greater than 20% of PrimeWest’s total volumes, and PrimeWest is the operator in all but two core areas.  With the acquisition of Seventh Energy, the Trust intends to expand its existing Princess/Hays region of southeast Alberta.  This is an example of the Trust’s strategy to expand existing areas or build new core areas within which we retain control of operations.

RESERVES AND PRODUCTION

In 1998, the Alberta Securities Commission established an oil and gas taskforce to investigate methods of improving oil and natural gas reserve reports prepared pursuant to National Policy Statement 2-B (NP 2B), the existing legislative regime.  The taskforce passed on its findings and recommendations to the Canadian Securities Administrators in 2001, which ultimately initiated its own extensive public consultative process, culminating with National Instrument 51-101 (NI 51-101) which came into force on September 30, 2003.  NI 51-101 reflects a departure from its predecessor NP 2B, attempting to address the perceived shortcomings of NP 2B by improving the standards and quality of reserve reporting and achieving a higher industry consistency.

Under NI 51-101, “Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (i.e. it is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves).   In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated reserves.  There was no such consideration of probability under NP 2B.  In the case of “Probable” reserves, which are obviously less certain to be recovered than Proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves.  With respect to the consideration of certainty, in order to report reserves as Proved plus Probable, the reporting company must believe that there is at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable reserves.  The implementation of NI 51-101 has resulted in a more rigorous and uniform standardization of Reserve evaluation.

Proved plus Probable reserves replace the “Established” reserves definition that was used historically.  Under the old rules, the Established reserves category was generally calculated on the basis that Proved plus half of Probable reserves (as those terms were defined in National Policy 2B) represented the best estimate at the time.  PrimeWest believes that its Established reserves reported under NP 2B were calculated on a reasonable basis as its estimate of reserves that would ultimately be recovered.  As a result, and for comparison purposes, we have included Established reserves from our December 31, 2002 reserves Report as our December 31, 2002 opening balances under the Proved Plus Probable reserves category reconciled on a Company Interest basis and on a Net Interest basis (see Discussion below).  Similarly, we have included 50% of Probable reserves from our December 31, 2002 reserves Report as our opening balances under the Probable reserves category, again reconciled on a Company Interest basis and on a Net Interest basis.

Before the implementation of NI 51-101, reporting companies reported and reconciled reserves on a “Company Interest” basis, which included working interest reserves plus royalties receivable (with no deduction for royalties payable).  Under the new rules, companies must reconcile their reserves on a “Net Interest” basis (working interest and royalties receivable, less royalties payable).  In accordance with this requirement, PrimeWest has provided its reserves Reconciliation on a Net Interest basis.  Again, for continuity and comparison purposes, we have also provided a reconciliation of our reserves using the old Company Interest definition.

PrimeWest’s complete NI 51-101 reserves disclosure as at December 31, 2003, including underlying assumptions regarding commodity prices, expenses and other factors, will shortly be available in the Trust’s Annual Information Form and on our corporate website at www.primewestenergy.com.

The following table sets forth a reconciliation of the Company Interest reserves of PrimeWest for the year ended December 31, 2003 derived from the report of the independent reserve evaluators, Gilbert Laustsen Jung Associates Ltd (GLJ) report using consultant’s average pricing.  PrimeWest’s Company Interest reserves include working interest and royalties receivable.

COMPANY INTEREST RESERVES – CONSULTANT’S AVERAGE PRICING

	Light, Medium and Heavy Crude Oil (mbbls)					Natural Gas (Bcf)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
December 31, 2002	20,136.2	21,416.2	3,043.9(a)	24,460.1(b)	286.6	349.5	69.0(a)	418.5(b)
Capital Additions(d)	832.8	575.9	43.0	618.9	20.4	18.8	2.6	21.4
Technical Revisions(e)	263.4	10.3	99.2	109.5	(6.9)	(35.5)	4.4	(31.1)
Acquisitions	436.9	436.9	71.9	508.8	57.3	64.0	16.2	80.2
Dispositions	(28.0)	(28.0)	(5.0)	(33.0)	(0.2)	(1.0)	(2.0)	(3.0)
Economic Factors	197.0	128.0	71.0	199.0	(3.4)	(3.7)	(1.2)	(4.9)
Production	(2,984.3)	(2,984.3)	0.0	(2,984.3)	(48.9)	(48.9)	0.0	(48.9)
December 31, 2003	18,854.0	19,555.0	3,324.0	22,879.0(c)	304.9	343.2	89.0	432.2(c)

	Natural Gas Liquids (mbbls)			Barrel of oil equivalent (mmBOE)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
December 31, 2002	6,795.3	8,448.3	1,740.7(a)	10,189.0(b)	74.7	88.1	16.3(a)	104.4(b)
Capital additions(d)	497.3	590.0	130.3	720.3	4.7	4.3	0.6	4.9
Technical Revisions(e)	(8.9)	(749.9)	534.8	(215.1)	(0.8)	(6.7)	1.4	(5.3)
Acquisitions	1,565.3	1,747.7	489.7	2,237.4	11.6	12.9	3.2	16.1
Dispositions	(1.1)	(3.2)	(1.5)	(4.7)	(0.1)	(0.2)	(0.3)	(0.5)
Economic Factors	(8.0)	(16.0)	(6.0)	(22.0)	(0.4)	(0.5)	(0.1)	(0.6)
Production	(1,041.9)	(1,041.9)	0.0	(1,041.9)	(12.2)	(12.2)	0.0	(12.2)
December 31, 2003	7,798.0	8,975.0	2,888.0	11,863.0(c)	77.5	85.7	21.0	106.8(c)

Columns may not add due to rounding

(a)

Amount equals 50% of Probable reserves reported in PrimeWest’s December 31, 2002 reserves report.

(b)

Proved plus Probable figures for December 31, 2002 represent Established reserves from PrimeWest’s December 31, 2002 reserves Report.  Proved plus Probable illustrates the reconciliation between Established reserves at December 31, 2002 under NP 2B to Proved plus Probable reserves as at December 31, 2003 under NI 51-101.  See initial discussion above under reserves and Production.

(c)

Proved plus Probable reserves reflect at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved Plus Probable reserves.

(d)

Includes Discoveries, Extensions, and Improved Recoveries.

(e)

Includes infill drilling.

The following table is the reconciliation of PrimeWest’s Net Interest reserves for the year ended December 31, 2003 using consultant’s average pricing and cost estimates, as required under NI 51-101 guidelines and format.  Net Interest reserves include working interest reserves plus royalties receivable less royalties payable.

NET INTEREST RESERVES – CONSULTANT’S AVERAGE PRICING

	Light and Medium Crude Oil (mbbls)				Heavy Oil (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Total Proved	Probable	Proved Plus Probable
December 31, 2002	14,641.0	15,355.0	2,252.0(a)	17,607.0(b)	3,320.0	3,723.0	405.0(a)	4,128.0(b)
Extensions	11.9	49.2	40.8	90.0	37.6	37.6	24.9	62.5
Improved Recovery	451.6	443.0	(26.1)	416.9	265.1	0.0	0.0	0.0
Technical Revisions(d)	672.3	470.6	199.1	669.7	(441.0)	(406.9)	(52.5)	(459.4)
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	219.1	219.1	36.5	255.6	156.5	156.5	24.6	181.1
Dispositions	(21.4)	(21.4)	(4.3)	(25.7)	(2.7)	(2.7)	0.0	(2.7)
Economic Factors	(104.0)	(100.0)	6.0	(94.0)	290.0	221.0	33.0	254.0
Production	(1,586.5)	(1,586.5)	0.0	(1,586.5)	(769.5)	(769.5)	0.0	(769.5)
December 31, 2003	14,284.0	14,829.0	2,504.0	17,333.0(c)	2,856.0	2,959.0	435.0	3,394.0(c)

	Associated and Non-Associated Gas (Natural Gas) (mmcf)				Natural Gas Liquids (mbbls)
	Proved Producing	Total Proved	Probable	Proved Plus Probable	Proved Producing	Proved	Probable	Proved Plus Probable
December 31, 2002	228.0	277.5	54.5(a)	331.9(b)	4,927.0	6,140.0	1,259.0(a)	7,399.0(b)
Extensions	10.0	9.8	2.0	11.8	69.6	70.8	8.4	79.2
Improved Recovery	5.8	4.8	0.1	4.9	278.5	342.2	82.4	425.0
Technical Revisions(d)	(7.6)	(30.8)	3.3	(27.4)	(25.8)	(613.0)	360.5	(252.9)
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisitions	41.8	46.7	11.8	58.5	1,095.7	1,223.4	342.8	1,566.2
Dispositions	(0.2)	(0.8)	(1.6)	(2.3)	(0.8)	(2.2)	(1.1)	(3.3)
Economic Factors	(0.3)	(0.5)	(0.1)	(0.5)	(6.0)	(12.0)	(1.0)	(13.0)
Production	(36.9)	(36.9)	0.0	(36.9)	(768.2)	(768.2)	0.0	(768.2)
December 31, 2003	240.7	269.9	70.1	339.9(c)	5,570.0	6,381.0	2,051.0	8,432.0(c)

	Barrels of Oil Equivalent (mmBOE)
	Proved Producing	Proved	Probable	Proved Plus Probable
December 31, 2002	60.9	71.5	13.0(a)	84.5(b)
Extensions	1.8	1.8	0.4	2.2
Improved Recovery	2.0	1.6	0.1	1.7
Technical Revisions(d)	(1.1)	(5.7)	1.1	(4.6)
Discoveries	0.0	0.0	0.0	0.0
Acquisitions	8.4	9.4	2.4	11.8
Dispositions	(0.1)	(0.2)	(0.3)	(0.4)
Economic Factors	0.1	0.0	0.0	0.1
Production	(9.3)	(9.3)	0.0	(9.3)
December 31, 2003	62.8	69.1	16.7	85.8(c)

Columns may not add due to rounding

Notes:

(a)

Amount equals 50% of Probable Reserves reported in PrimeWest’s December 31, 2002 Reserves report.

(b)

Proved plus Probable figures for December 31, 2002 represent Established Reserves from PrimeWest’s December 31, 2002 Reserves Report.  Proved plus Probable illustrates the reconciliation between Established Reserves as at December 31, 2002 under NP 2B to Proved plus Probable Reserves as at December 31, 2003 under NI 51-101.  See initial discussion above under  “Reserves and Production”.

(c)

Proved plus Probable Reserves reflect at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

(d)

Includes infill drilling.

PRODUCTION VOLUMES

	2003	2002	Change (%)
Natural gas (mmcf/day)	134.1	113.5	18
Crude oil (bbls/day)	8,116	9,239	(12)
Natural gas liquids (bbls/day)	2,855	2,030	41
Total (BOE/day)	33,316	30,189	10
Gross Overriding Royalty volumes included above (BOE/day)	1,604	1,772	(10)

All production information is reported before the deduction of crown and freehold royalties.

The 10% increase in production volumes year over year is due to the acquisition of the Caroline/Peace River Arch properties, completed in January of 2003, combined with development additions, and offset by natural decline.  During 2003, natural production decline averaged approximately 20%.  Through the year, approximately 3,060 BOE/day of incremental production was brought on-line from development activities to mitigate decline.  Approximately 1,700 BOE/day remained behind pipe at the end of 2003.

PrimeWest expects production for full year 2004 to be approximately 30,000 BOE/day.  This estimate incorporates PrimeWest’s expected natural decline rate, production volume shut-ins described in greater detail below, as well as the offset of production additions due to the capital development program and the expected acquired production from the purchase of Seventh Energy.

It is anticipated that production from PrimeWest’s non-operated Ells property in NorthEast Alberta will be subject to shut-in by the Alberta Energy and Utilities Board prior to spring break-up, as a result of the gas over bitumen issue.  An additional shut-in at PrimeWest’s non-operated Whiskey Creek area due to facility capacity constraints, will result in PrimeWest’s volumes being temporarily shut-in.  These shut-ins are anticipated to impact PrimeWest by approximately 1,000 BOE/day of natural gas production.  These shut-ins at non-operated properties highlight the importance of PrimeWest’s strategy of maintaining control of operations wherever possible, thereby retaining control of projects and timing.

COMMODITY PRICES

Benchmark Prices	2003	2002	Change (%)
Natural gas ($/mcf AECO)	$ 6.70	$ 4.07	65
Crude oil (U.S.$/bbl WTI)	$ 31.04	$ 26.08	19

Average Realized Sales Prices(1)

(Canadian Dollars)	2003	2002	Change (%)
Natural gas ($/mcf)	$ 6.05	$ 4.55	33
Crude oil ($/bbl)	33.94	33.53	1
Natural gas liquids ($/bbl)	35.34	26.56	33
Total Oil Equivalent(2) ($/BOE)	$ 35.68	$ 29.16	22
Realized hedging gain (loss) included in prices above ($/BOE)	$ (2.51)	$ 2.55	(198)

(1)

Includes hedging gains / losses.

(2)

Excludes sulphur.

During 2003 commodity prices were generally higher than in 2002, with average realized selling prices per BOE increasing by 22% in 2003 over 2002.  Within this higher commodity price environment, PrimeWest realized an average loss of $2.51/BOE due to hedging.  This loss does not represent a cash expenditure, but is the calculation of the additional revenue PrimeWest would have generated had it not sold production on a hedged basis.  PrimeWest’s cash flow from operations is directly impacted by commodity prices, but the use of hedging can increase or decrease the prices realized by the Trust.  PrimeWest’s hedging program delivered gains of $37.1 million from January 1, 2001 through to December 31, 2003 and remains an important element in PrimeWest’s financial management strategy.  The hedging program is designed to reduce commodity price volatility, increase cash flow stability as well as protect the economics of asset acquisitions.

The realized selling price in Canadian dollars is also impacted by currency exchange rates.  Oil and gas prices are denominated in U.S. dollars, therefore, a strengthened Canadian dollar translates into lower realized prices and lower Canadian revenue for producers.  Throughout 2003, the Canadian dollar strengthened more than 20%.  At December 31 2002, the Canadian dollar was $0.6334 versus its U.S. counterpart, compared to $0.7673 at December 31, 2003.  With oil and natural gas prices denominated in US dollars, the strengthening Canadian dollar during 2003 continued to negatively impact Canadian dollar realizations.

Crude Oil Prices – Crude oil prices fluctuated significantly during 2003, reflecting uncertainties around the globe.  Contributing factors include erratic production of oil in an unstable post-war Iraq; supply management by the members of OPEC; ongoing civil unrest in Nigeria and Venezuela; record low storage levels of oil being maintained by refiners in the contiguous U.S.; and a recovering U.S. economy. The weakness of the U.S. dollar in relation to most of the rest of the world’s currencies has had the effect of increasing the purchasing power of many countries, contributing to an economic recovery.  In addition, a weaker U.S. dollar has reduced the overall revenue of OPEC countries, which may have required them to manage to a higher WTI benchmark price. During 2003 oil reached a high of $U.S. 39.25 on February 27, 2003, and a low of $U.S. 25.22 on April 29, 2003, closing out the year at $U.S. 32.52 per barrel.

The forward market for crude oil continued strength in prices over the next four quarters.  U.S. crude oil inventories were at record low levels as we entered 2004.  At the OPEC meeting on February 9th, 2004 the Cartel announced its intention to reign in overproduction by some of its members and to cut quotas by a further 1 million barrels per day on April 1, 2004.  Unless they are successful in this new initiative, it is expected that the current level of output from OPEC will be sufficient to begin to build inventories by the end of the first quarter and into the second quarter of 2004 which could result in a slight reduction of WTI pricing compared to current levels.  However, given the global economic recovery currently underway, oil demand is expected to continue to increase in 2004.  This additional demand combined with continued geopolitical unrest in many of the significant producing nations referred to above, leaves oil prices vulnerable to any supply disruptions and the associated high pricing scenario as was experienced in 2003.

PrimeWest’s greater natural gas weighting makes its revenues less susceptible to volatility in crude oil prices as compared to companies with a heavier crude oil weighting.

Natural Gas Prices – Natural gas prices increased approximately 65% from a 2002 average of $4.07/mcf to an average of $6.70/mcf during 2003.  Natural gas prices rose significantly during the first quarter of 2003 reaching a high of over $9.00/mcf at AECO on a one month forward spot basis due to very cold weather conditions in the consuming areas of the United States during February and March that resulted in gas shortages.  This late winter cold weather caused the natural gas storage levels in the US and Canada to exit the winter heating season at record low levels.  Gas prices maintained strength through the remainder of 2003 as storage owners, which includes local distribution companies purchased gas to ensure adequate storage levels for the November 2003 to March 2004 winter heating season.

As the industry entered the winter heating season in November, storage levels were back to normal levels. However, due to the early cold weather that was experienced in the major U.S. Northeast market area during December, combined with the recent experience of low storage levels the previous year, the market has continued to purchase spot gas at relatively high prices in order to manage the storage inventories.

The high gas price environment in 2003 has had the effect of reducing industrial demand while at the same time increasing industry drilling activity.  However, until the rebalancing of supply and demand becomes a reality as evidenced by sustained year over year storage level increases into spring, gas pricing is not anticipated to drop significantly.  Even in the event of softer prices during the summer of 2004, the long term price outlook for 2005 and beyond is still very positive due to an anticipated gas supply delivery shortfall from conventional sources.

SALES REVENUE

Revenue ($ millions)	2003	% of total	2002	% of total	Change (%)
Natural gas(1)	$ 297.3	68	$ 187.7	59	58
Crude oil	100.5	23	113.1	35	(11)
Natural gas liquids	36.8	9	19.7	6	87
Total	$ 434.6		$ 320.5		36
Hedging (loss)/gains included above(2)	$ (30.5)	100	$ 28.1	100	(209)

(1)

Includes sulphur.

(2)

Net of amortized premiums.

Revenues for 2003 were $434.6 million compared to $320.5 million in the previous year, including the effect of hedging.  Higher gas sales volumes as a result of the Caroline/Peace River Arch acquisition completed in January 2003 along with higher crude oil and natural gas liquids prices were the major contributors to the increased revenue in 2003.

Revenues are impacted by commodity prices, production volumes, and currency exchange rates.  The strength of the Canadian dollar versus its American counterpart through the last three quarters of 2003 negatively impacted the oil and gas sector, including PrimeWest.  Oil and gas prices are denominated in U.S. dollars, therefore, a strengthened Canadian dollar translates into lower Canadian revenue for producers.

Based on the forward markets, the outlook for commodity prices in 2004 is lower, and has been reflected in PrimeWest’s internal price forecasts.  If the pricing environment softens in 2004, and the Canadian dollar remains strong, oil and gas revenues will be negatively impacted.  Since a greater portion of PrimeWest’s revenues (68%) is derived from natural gas, the Trust has greater sensitivity to changes in natural gas prices than crude oil prices.  Natural decline is expected to reduce production volumes, some of which is expected to be offset by development projects and any acquisition activity.

2003 HEDGING RESULTS

As part of our financial management strategy, PrimeWest uses a consistent commodity hedging approach.  The purpose of the hedging program is to reduce volatility in cash flows, protect acquisition economics and to stabilize cash flow against the unpredictable commodity price environment.  PrimeWest’s hedging program delivered gains of $37.1 million over the 3 year period from January 1, 2001 to December 31, 2003.  Hedging is an important element in PrimeWest’s financial management strategy.  It is designed to reduce commodity price volatility, increase cash flow stability, and protect the economics of asset acquisitions.  The hedging policy reflects a willingness to forfeit a portion of the pricing upside in return for protection against a significant downturn in prices.

	Crude Oil ($/bbl)		Natural Gas ($/mcf)		BOE ($/BOE)(1)
	2003	2002	2003	2002	2003	2002
Unhedged price	$ 36.55	$ 34.25	$ 6.51	$ 3.81	$ 38.14	$ 26.61
Hedge gain/(loss)	(2.61)	(0.72)	(0.46)	0.74	(2.51)	2.55
Realized price	$ 33.94	$ 33.53	$ 6.05	$ 4.55	$ 35.63	$ 29.16

(1)

Excludes sulphur

	2003 Hedge Gain (Loss)		2002 Hedge Gain (Loss)
	% Hedged	$ millions	% Hedged	$ millions
Crude oil	65	$ (7.7)	71	$ 30.5
Natural gas	61	(22.8)	69	(2.4)
Total Gain		$ (30.5)		$ 28.1

Approximate percentage of future anticipated production volumes hedged at December 31, 2003, net of anticipated royalties, reflecting full production declines with no offsetting additions:

2004	Q1	Q2	Q3	Q4	Full Year
Crude Oil	66%	60%	48%	41%	54%
Natural Gas	66%	44%	46%	17%	43%
2005
Crude Oil	9%	9%	0%	0%	5%

The mark-to-market valuation of hedges in place as at December 31, 2003 was a $6.0 million loss consisting of a $3.9 million loss in crude oil and a $2.1 million loss in natural gas.

A summary of contracts in place as at December 31, 2003 is available under Note 13 in the Notes to the Consolidated Financial Statements, reproduced later in this press release.

ROYALTIES (NET OF ARTC)

Royalties are paid by PrimeWest to the owners of mineral rights with whom PrimeWest holds leases.  PrimeWest has mineral leases with the Crown (Provincial and Federal Governments), freeholders (individuals or other companies) and other operators.  ARTC is the Alberta Royalty Tax Credit, a tax rebate provided by the Alberta government to producers that paid eligible Crown royalties in the year.

($ millions, except per BOE)	2003	2002	Change (%)
Royalty expense (net of ARTC)	$ 101.9	$ 56.5	80
Per BOE	$ 8.38	$ 5.13	63
Royalties as % of sales revenues With hedge revenue Excluding hedge revenue	24% 22%	18% 19%	33% 16%

Royalty expense in 2003 was 80% higher than in 2002 due to higher crude oil and natural gas prices year over year.  Royalties are calculated on a sliding scale based on commodity prices.  As commodity prices increase, so do royalty rates.

Since hedging gains do not attract royalties and result in lower royalty expense as a percentage of sales, the hedging gains realized in 2002 contributed to the lower royalty rate.

As a percent of sales revenue, royalties were 16% higher in 2003 compared to 2002.

Royalty rates are based on commodity prices so future changes to prices will be accompanied by changes in royalty rates and royalty expense.

OPERATING EXPENSES

($ millions, except per BOE)	2003	2002	Change (%)
Operating expense ($ millions)	$ 79.4	$ 60.8	31
Per BOE	$ 6.53	$ 5.52	18

In general, as natural gas prices rise, power costs also increase accordingly.  In 2003, PrimeWest’s power cost increased by $2.8 million ($0.23/BOE).  During 2003, as natural gas prices strengthened, power costs escalated.  However, PrimeWest’s natural gas weighting gives a natural hedge to rising power costs.  Further, PrimeWest engaged in heat rate swaps, and recovered $0.5 million in protection ($0.04/BOE) reducing the power cost, resulting in a net increase in power expense of $2.3 million ($0.19/BOE).

Operating expenses for 2003 are $18.6 million higher than 2002.  On a per BOE basis operating expenses increased 18% over the 2002 level.  A primary contributor to the increase in operating expenses during 2003 was the increased volumes and resulting operating cost of $6.7 million associated with the Caroline/Peace River Arch acquisition which closed in January 2003.

Increased operating expenses for 2003 include prior period adjustments in the form of equalization fees PrimeWest incurred to cover the costs associated with processing more production volumes than allotted at a shared production facility.  These increased equalization fees totaled $2.3 million ($0.19/BOE).  Field consulting and contracting expenses totaled $1.4 million ($0.12/BOE) and were attributed to a field level restructuring undertaken in 2003 which is expected to reduce ongoing staff costs by 20%.  Well workovers and repairs during 2003 added an additional $1.9 million ($0.16/BOE) to operating expenses and in addition, non-operated property expenses for 2003 were $2.5 million higher than the 2002 costs.

Operating expenses are primarily impacted by labour and power expenditures which represent approximately 30% of PrimeWest’s costs.  In addition, partner operated expenses, along with property taxes and lease rentals make up approximately 24% of our costs, which are difficult to influence.  PrimeWest is targeting 2004 operating expenses at approximately $6.75 /BOE.  Cost control will be undertaken by maintaining control of operations wherever possible.

OPERATING MARGIN

($/BOE)	2003	2002	Change (%)
Sales price and other revenue(1)	$ 35.52	$ 29.11	22
Royalties	(8.38)	(5.13)	63
Operating expenses	(6.53)	(5.52)	18
Operating margin	$ 20.61	$ 18.46	12

(1) Includes hedging and sulphur

Operating margins increased 12% from 2002 on a per BOE basis.  The increase in 2003 compared to 2002 is primarily due to higher sales prices, offset by higher operating expenses and higher royalties.  Operating margin is an important measure of our business because it gives an indication of how much money PrimeWest makes per barrel of oil equivalent that is produced.

Based on PrimeWest’s commodity price outlook, operating expense expectations and hedge positions, margins are expected to be lower in 2004 than 2003.  This however, will be heavily dependent on actual commodity prices.  PrimeWest will continue to emphasize maintaining lower than average operating expenses to maximize margins, which can reduce the volatility of cash flows through commodity price cycles.

GENERAL & ADMINISTRATIVE EXPENSE

($ millions, except per BOE)	2003	2002	Change (%)
Cash G&A expense ($ millions)	$ 14.5	$ 11.3	28
Per BOE	$ 1.20	$ 1.02	18
Non-cash G&A expense ($ millions)	$ 14.4	$ 6.1	136
Per BOE	$ 1.19	$ 0.56	113

Cash G&A expense increased 28% in 2003 from 2002, primarily due to higher recruitment costs, staff levels, short term incentive payments and salary payments totaling approximately $2.6 million ($0.21 /BOE).  In addition, one time costs associated with international business development activities of $0.4 million were incurred in 2003.  We anticipate that 2004 G&A costs will be reduced on a dollar basis due to the elimination of international business development activities one time evaluation costs.

Non-cash G&A expense consists mainly of the change in the value of the Unit Appreciation Rights (UARs).  Unit Appreciation Rights in a trust are similar to stock options in a corporation.  Consistent with the resolution approved by unitholders at the last annual meeting of unitholders, PrimeWest continues to pay for the exercise of UARs in Trust Units.  The intent of PrimeWest’s UAR plan is to align employee and unitholder interests.

Of the $14.4 million in non-cash G&A expense, $13.9 million pertained to UARs.  This compares to $6.1 million in 2002 and is attributable to PrimeWest’s 28% total return to unitholders in 2003 (2002 – 19.5%), along with ongoing employee UAR grants to ensure PrimeWest remains competitive in attracting and retaining quality staff.  The program rewards employees based on total unitholder return, which is comprised of cumulative distributions on a reinvested basis plus growth in unit price.  No benefit accrues to employees who hold UARs until the unitholders have first achieved a 5% total annual return from the time of grant. Expenses related to the UAR plan are recorded on a mark-to-market basis, whereby increases or decreases in the valuation of the UAR liability are reported quarterly, as a charge to the income statement.

MANAGEMENT FEES / INTERNALIZATION

($ millions)	2003	2002
Cash management fees	$ -	$ 4.0
Non-cash management fees	-	1.4
Non-cash internalization costs	-	13.1
Acquisition/disposition fees	-	0.4
1% retained royalty	-	1.3
Purchase of 1% retained royalty	-	13.2
	$ -	$ 33.4

On November 4, 2002, unitholders voted by a 92% majority to internalize management at a cost of $26.3 million.  The management internalization was an important change for PrimeWest and benefited unitholders for several reasons.  The internalization was accretive to net asset value and cash flow in 2003 and improved the long term cost structure of the Trust.  Further, it more appropriately aligned management interests with unitholders, and resulted in unitholders having the ability to elect all of the directors of the Trust.

INTEREST EXPENSE

($ millions, except per Trust Unit)	2003	2002	Change (%)
Interest expense	$ 15.1	$ 10.8	40
Period end net debt level	$ 255.9	$ 225.7	13
Debt per Trust Unit	$ 5.07	$ 5.75	(13)
Average cost of debt	4.7%	4.6%	2

Interest expense, representing interest on bank debt, increased to $15.1 million from $10.8 million in 2002 due to higher average debt balances in 2003 compared to 2002.

In 2003, PrimeWest diversified its debt financing by completing a private placement of $U.S. 125 million at a U.S. fixed coupon rate of 4.19%.  The actual Canadian interest expense will fluctuate with any changes in the Canadian/U.S. foreign exchange rates.  Canadian interest rates are expected to decline in 2004, as the Bank of Canada has reduced its overnight rate by 25 basis points on January 20, 2004.  Additional Bank of Canada rate reductions are anticipated later in 2004.

FOREIGN EXCHANGE GAIN

The foreign exchange gain of $11.9 million results from the translation of the U.S. dollar denominated secured notes and related interest payable.  The notes were issued at 1.3923:1 Canadian to U.S. dollars, and the close rate on December 31, 2003 was 1.2965:1 Canadian to U.S. dollars.

DEPLETION, DEPRECIATION AND AMORTIZATION

The 2003 DD&A rate of $16.70/BOE is higher than the full year 2002 rate of $16.51/BOE due to 2003 acquisitions.

The 2002 and 2003 DD&A rates are inflated relative to the acquisition cost of certain reserves due to the requirement to account for future income tax liabilities associated with the acquisition of those reserves.  The offset is in the income tax recovery.  Without this tax adjustment, the DD&A rate would be lower by approximately $3.14/BOE in 2003 (2002 - $3.62/BOE).

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

Performing this test at December 31, 2003, using commodity prices as at December 31, 2003 of AECO $6.09 per mcf for natural gas and $U.S.32.52 per barrel WTI for crude oil results in a ceiling test surplus.  The new CICA Accounting Guideline 16 was introduced in 2003 (for additional details see “Accounting Pronouncements Issued but not Implemented” later in this release).  The impact of this new guideline on the Trust would be an impairment to capital assets of $460 million before tax or $297 million after tax.  The after tax impairment of $297 million will be booked to retained earnings in the first quarter of 2004.

SITE RECLAMATION AND RESTORATION RESERVE

Since the inception of the Trust, PrimeWest has maintained an environmental fund to pay for future costs related to well abandonment and site clean-up.  In 2003, PrimeWest contributed $0.50/BOE, totaling $6.2 million for 2003, to this fund.  A provision of $4.2 million was made for site reclamation and abandonment during 2003, compared to $4.0 million for 2002. The provision is based on site reclamation and abandonment cost estimates made by both PrimeWest and external engineers and is charged to depletion, depreciation and amortization expense on a unit of production basis.

An additional contribution of $4.2 million was made to fund reclamation expenditures associated with properties acquired in 2002.  The fund is used to pay for reclamation and abandonment costs as they are incurred.  In 2003, a total of $2.2 million was paid out of the reserve, leaving a balance of $8.2 million in the fund at year end.

The 2004 contribution rate has been set at $0.50/BOE which is expected to be sufficient to meet the funding requirements for the future.

NET ASSET VALUE

Net asset value (NAV) is a measure of the worth of PrimeWest’s underlying assets – primarily crude oil, natural gas and natural gas liquids reserves. The value placed on these reserves is the pre-tax present value of future net cash flows, discounted at 10% from these reserves, as independently assessed by GLJ as at January 1, 2004. Two commodity price forecasts were used in this assessment.  The first forecast is based on the arithmetic average of three independent consultants’ price forecasts. The second forecast is the forward oil and natural gas prices as of February 5th, 2004.  The present value of reserves reflects provisions for royalties, operating costs, future capital costs and site reclamation and abandonment costs, but is prior to deductions for income taxes, interest costs and general and administrative costs.

This calculation is a “snapshot” in time and is heavily dependent upon future commodity price expectations at the point in time the “snapshot” is taken. Accordingly, the NAV as at January 1, 2004 may not reflect fairly the equity market trading value of PrimeWest.  It is also significant to note that NAV reduces as reserves are produced and net operating cash flow is distributed. Value is delivered to unitholders through such monthly distributions.

The following table sets forth the calculation of NAV:

	2003 Consultant’s Average	Feb 5th Forward Strip	2002 Consultant’s Average
As at December 31 ($ millions except per Trust Unit Amounts)	2003	2003	2002
Assets
PV 10 of future cash flow (1)	$ 904.6	$ 1,036.5	$ 923.0
Mark to market value of hedging contracts	(0.5)	(6.0)	(13.6)

Unproved lands	36.0	36.0	44.2
Reclamation fund	8.2	8.2	-
	948.3	1,074.7	953.6
Liabilities
Debt and working capital deficiency	(255.9)	(255.9)	(225.7)
Net Asset Value	$ 692.4	$ 818.8	$ 727.9

Outstanding Trust Units – millions, fully diluted	50.4	50.4	39.3
NAV per Trust Unit	$ 13.74	$ 16.25	$ 18.52

(1)

100% of Proved and Probable reserves for 2003; 100% of Established reserves for 2002

Pricing Assumptions	2003 Consultant’s Average	Feb 5th Forward Strip	2002 Consultant’s Average
Edmonton Par Oil – Cdn. $/bbl 2004 2005 2006 2007 2008	$37.81 $34.10 $32.79 $32.72 $32.89	$40.11 $36.81 $35.63 $35.26 $35.19	$34.41 $32.14 $32.09 $32.53 $33.11
Spot Gas at AECO-C – Cdn. $/mcf 2004 2005 2006 2007 2008	$5.90 $5.33 $4.98 $4.95 $4.92	$6.23 $6.02 $5.64 $5.44 $5.36	$5.13 $4.76 $4.70 $4.76 $4.79

The NAV calculation is based on the above reference prices as of December 31, 2003 and 2002 and is highly sensitive to changes in price forecasts over time as well as the exchange rate.  In addition, the year over year change is impacted by the cash distributions made throughout the year which totaled $192.6 million or $4.32 per unit.  Also, the NAV calculation assumes a “blow down” scenario whereby existing reserves are produced without being replaced by acquisitions. A major cornerstone of PrimeWest’s strategy is to replace reserves through accretive acquisitions and capital development.

INCOME AND CAPITAL TAXES

($ millions)	2003	2002	Change (%)
Income and capital taxes	$ 3.8	$ 2.9	31
Future income taxes recovery	(83.0)	(32.3)	157
	$ (79.2)	$ (29.4)	169

On June 9, 2003, the Canadian Government substantially enacted Federal income tax changes for the oil and gas resource sector as outlined in its 2003 Budget.  The Federal income tax changes effectively reduced the statutory tax rates for current and future periods, resulting in a significant increase in the future tax recovery (a non-cash item) compared to the first quarter and prior years.  Specifically, the current 100% deductibility of the resource allowance will be completely phased out by the year 2007.  During the same time frame, Crown charges will become 100% deductible and resource tax rates will decline from the current 27% to 21%.

NET INCOME

($ millions)	2003	2002
Net Income	$ 90.3	$ 0.6

Cash flow from operations, as opposed to net income, is the primary measure of performance for an energy trust.  The generation of cash flow is critical to the ability of an energy trust to continue to sustain the monthly distribution of cash to unitholders.

Conversely, net income is an accounting measure impacted by both cash and non-cash items.  The largest non-cash items impacting PrimeWest's net income are depletion, depreciation, and amortization (DD&A) and future taxes.  The future tax figure has been significantly impacted by changes to statutory tax rates during the second quarter of 2003.

Net income for 2003 was impacted by higher sales revenue as a result of higher commodity prices and volumes compared to 2002.  In addition, future income tax recoveries and non-cash foreign exchange gains contributed approximately $95 million to net income in 2003.

LIQUIDITY & CAPITAL RESOURCES

LONG TERM DEBT

($ millions)	2003	2002	Change (%)

Long-term debt	$ 250.1	$ 225.0	11
Working capital deficit	5.8	0.7	443
Net debt	$ 255.9	$ 225.7	12
Market value of Trust Units and exchangeable shares outstanding(1)	1,380.7	989.2	41
Total capitalization	$ 1,636.6	$ 1,214.9	35
Net debt as a % of total capitalization	16%	19%	(5)

(1)

Based on December 31 Trust Unit closing price of $27.56 and exchangeable ratio of 0.44302:1

Long term debt is comprised of bank credit facilities and senior secured notes for $88.0 million and $162.1 million, respectively.  PrimeWest has a borrowing base of $390 million at year end 2003.  The bank credit facilities consist of a revolving term loan of $188 million and an operating facility of $25 million.  In addition to amounts outstanding under the facility, PrimeWest has outstanding letters of credit in the amount of $5.1 million (2002 - $3.8 million).  The credit facility revolves until June 30, 2004, by which time the lenders will have conducted their annual borrowing base review.

On May 7, 2003, PrimeWest replaced a portion of its bank debt with Senior Secured Notes in the amount of $U.S.125 million.  The notes have a final maturity date of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year.  The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of $U.S.31,250,000 commencing May 7, 2007.

Being in a cyclical business, it is important that PrimeWest maintain financial flexibility to ensure we can operate without any restrictions regardless of where commodities are in the price cycle.  PrimeWest’s objective is to have conservative debt levels.  Our internal targets are to keep debt at 2 times or less than our annual cash flow and less than 25% of enterprise value.  For 2003, PrimeWest’s debt to cash flow was 1.2 times, and at year end, was 16% of our total enterprise value.  In 2003, PrimeWest expanded its debt financing strategy by undertaking a U.S. private placement and thus reducing its total dependence on bank financing.  In addition, PrimeWest moved to a lower payout ratio, thus using internally generated cash to invest in development opportunities or pay down bank debt.

UNITHOLDERS’ EQUITY

The Trust had 48,751,883 Trust Units outstanding at December 31, 2003 compared to 37,004,522 Trust Units at the end of 2002. In addition, there are 3,041,123 exchangeable shares (see below) outstanding at year end, exchangeable into a total of

 1,347,277 Trust Units. The weighted average number of Trust Units, including those issuable by the exchange of exchangeable shares, was 46,015,519 Trust Units for 2003 compared to 34,135,576 for 2002.

During the year, 360,608 Trust Units were issued pursuant to the Unit Appreciation Rights Plan for employees.

During the year, PrimeWest completed 2 bought deal financings.  The first closed on February 13, 2003 raising net proceeds of $146.6 million on the issuance of 6 million Trust Units at $25.75 per Trust Unit.  Proceeds were used to reduce the indebtedness of PrimeWest under its credit facility, including a portion incurred in connection with the January 2003 acquisition of two private Canadian exploration and production companies with properties in the Caroline and Peace River Arch areas of Alberta.  The second financing closed on September 26, 2003 raising net proceeds of $76.1 million on the issuance of 3.1 million Trust Units at $25.90 per Trust Unit.  Proceeds were used to reduce bank indebtedness and pursue development opportunities in the Caroline, Valhalla and Brant Farrow areas.

PrimeWest issued 465,969 Trust Units for $11.4 million pursuant to the Distribution Reinvestment component (476,106 Trust Units, $10.1 million in 2002), 134,629 Trust Units for $3.4 million pursuant to the Premium Distribution component (0 Trust Units in 2002) and 721,209 Trust Units for $17.6 million pursuant to the Optional Trust Unit Purchase Plan component (OTUPP) in 2003 (503,103 Trust Units, $13.9 million in 2002).

For the first time in PrimeWest’s history, the OTUPP sold out before the end of the calendar year, demonstrating the strong support of existing unitholders.  During the fourth quarter, PrimeWest enhanced its existing plan with the Premium Distribution (PREP) component.

As an alternative to the existing DRIP component of the Plan, the new PREP allows eligible Canadian unitholders to elect to receive a premium cash distribution of up to 102% of the cash that the unitholder would otherwise have received on the distribution date, subject to proration in certain events.

The DRIP gives Canadian unitholders the chance to reinvest their monthly distributions at a 5% discount to the 20 day volume weighted average market price, while the OTUPP gives Canadian unitholders an opportunity to purchase additional Trust Units directly from PrimeWest at the same 5% discount to the 20 day volume weighted average market price.  The DRIP and PREP components are mutually exclusive, and participation in the OTUPP requires enrollment in either the DRIP or PREP.

These plan components benefit the unitholders by offering alternatives to maximize their investment in PrimeWest, while providing the Trust with an inexpensive method to raise additional capital.  The Trust expects interest in these plans in 2004 to be similar to 2003.  Proceeds from these plans are used for debt reduction of PrimeWest’s credit facility and to help fund ongoing capital development programs.

In 2003 PrimeWest completed a review of the requirements necessary for the establishment of a U.S. DRIP program and concluded that such a program for U.S. resident unitholders is not presently feasible.

For additional information or to join these plans, contact PrimeWest’s Plan Agent, Computershare Trust Company of Canada at 1-800-564-6253 or visit PrimeWest’s website at www.primewestenergy.com.

Exchangeable shares

Exchangeable shares were issued in connection with both the Venator Petroleum Company Ltd. acquisition in April 2000 and the Cypress Energy Inc. acquisition in March 2001. These shares were issued to provide a tax deferred rollover of the adjusted cost base from the shares being exchanged to the exchangeable shares of PrimeWest.  A tax deferral is not permitted by Canadian tax law when shares are exchanged for Trust Units.

In 2002 1,363,714 exchangeable shares were issued in connection with the management internalization transaction.  During 2003, 1,500,000 exchangeable shares were issued in relation to the termination of the management incentive program of PrimeWest Management Inc. (see Note 11 in the Consolidated Financial Statements).

The exchangeable shares do not receive cash distributions. In lieu of receiving cash distributions, the number of Trust Units that the exchangeable shareholder will receive upon exchange increases each month based on the distribution amount divided by the market price of the Trust Units on the 15th day of each month.

At December 31, 2003, there were 3,041,123 exchangeable shares outstanding. The exchange ratio on these shares was 0.44302 Trust Units for each exchangeable share as at year end.

For purposes of calculating basic per Trust Unit amounts, these exchangeable shares have been assumed to be exchanged into Trust Units at the current exchange ratio.

CASH DISTRIBUTIONS

Cash distributions to unitholders are at the discretion of the Board of Directors and can fluctuate depending on the cash flow generated from operations.  As discussed previously, the cash flow available for distribution is dependent upon many factors including commodity prices, production levels, debt levels, capital spending requirements, and factors in the overall environment.

In 2003, cash distributions totaled $192.6 million, or $4.32 per Trust Unit, compared to $158.0 million, or $4.80 per Trust Unit in 2002.  Since inception in October of 1996 to December 31, 2003, PrimeWest has distributed $39.92 per Trust Unit; just under the initial public offering price of $40.00 (through December 31, 2002 – $35.92 per Trust Unit).  In June, 2003 PrimeWest’s Board of Directors announced its intention to distribute 70-90% of cash flow, as opposed to the Trust’s historical 95% average annual payout ratio.  Withholding some internally generated cash increases PrimeWest’s financial flexibility.

Payments to U.S. unitholders are subject to 15% Canadian withholding tax, which applies to the taxable portion of the distribution.

CASH FLOW SENSITIVITIES

The table below is designed to provide the directional impact on 2004 annual cash available for distribution per unit (increase / decrease) depending on changes in the following:

$ per Trust Unit(1)
Crude oil price ($US 1.00/bbl WTI increase)	0.07
Natural gas price ($0.10/mcf increase)	0.06
Exchange rate ($US 0.01 decrease)	0.07
Interest rate (1% decrease)	0.01

CONTRACTUAL OBLIGATIONS

PrimeWest enters into many contract obligations as part of conducting day-to-day business.  Material contract obligations that PrimeWest has currently in place are lease rental commitments that run from 2004 through 2009 and require annual payments after deducting sub-lease income of $1.2 million in 2004, $1.1 million in 2005 and 2006, and $2.4 million in 2007 through 2009, the remaining term of the lease.  In addition, PrimeWest also has a pipeline transportation commitment that runs to October 31, 2007 and has minimum annual payment requirements of $U.S. 2.1 million.

As part of PrimeWest’s internalization transaction (see Note 11 in the Consolidated Financial Statements), PrimeWest agreed to pay $3.5 million in exchangeable shares pursuant to a special employee retention plan. One quarter of the exchangeable shares will be issuable to the Senior Managers of PrimeWest on each of the second, third, fourth and fifth anniversary of transaction closing, November 6, 2002.  As at December 31, 2003 $0.5 million has been accrued in non-cash general and administrative expenses related to the special employee retention plan.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

During 2003, the following new or amended standards and guidelines were issued:

Hedging Transactions

The CICA has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which will be effective for fiscal years beginning on or after July 1, 2003.  AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.  Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.  The Trust does not anticipate applying hedge accounting to its hedging relationships.

Asset Retirement Obligations

In March 2003, the CICA issued a new section in the CICA Handbook, section 3110, Asset Retirement Obligations.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows.  The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  This section comes into effect for the Trust in 2004.  The Trust is currently evaluating the impact of this standard on its consolidated financial statements and does not anticipate it will have a material impact.

Oil and Gas Assets – Full Cost Accounting

In 2003, the CICA issued Accounting Guideline 16 impacting the application of the cost centre impairment test (ceiling test).  The guideline is effective for fiscal years beginning on or after January 1, 2004.  The cost impairment test is now a two stage process which is to be performed at least annually.  The first stage of the test determines if the cost pool is impaired.  An impairment loss exists when the carrying amount of an asset is not recoverable and exceeds its fair value.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows from Proved reserves plus unproved costs using management’s best estimate of future prices.  The second stage determines the amount of the impairment loss to be recorded.  The impairment is measured as the amount by which the carrying amount of capitalized assets exceeds the future discounted cash flows from Proved plus Probable reserves.  The discount rate used is the company’s risk free rate.  The guideline requires disclosure of the prices used for purposes of the impairment test.

The impact of this new guideline on the Trust would be an impairment to capital assets of $460 million before tax or $297 million after tax.  The after tax impairment of $297 million will be booked to retained earnings in the first quarter of 2004.

Exchangeable Share Accounting

In November 2003 the CICA issued a draft EIC (D37) on “Income Trusts – Exchangeable Units”.  The EIC proposes that the retained interest of the exchangeable shareholders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholder’s equity.  This draft EIC is currently under review and was not enacted in final form as of the time of publication of the Trust’s consolidated financial statements.

Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15 “Consolidation of Variable Interest Entities” which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests.  This guideline is effective for annual and interim periods beginning on or after November 1, 2004.  The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust and therefore will have no impact on the financial statements of the Trust.

BUSINESS RISKS

PrimeWest’s operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Trust’s financial position, results of operations, and cash available for distribution to unitholders are directly impacted by these factors. These factors are discussed under two broad categories – Commodity Price, Foreign Exchange and Interest Rate Risk; and Operational and Other Business Risks.

Commodity Price, Foreign Exchange And Interest Rate Risk

The two most important factors affecting the level of cash distributions available to unitholders are the level of production achieved by PrimeWest, and the price received for its products. These prices are influenced in varying degrees by factors outside the Trust’s control. Some of these factors include:

  world market forces, specifically the actions of OPEC and other large crude oil producing countries including Russia, and their implications on the supply of crude oil;

  world and North American economic conditions which influence the demand for both crude oil and natural gas and the level of interest rates set by the governments of Canada and the U.S.;

  weather conditions that influence the demand for natural gas and heating oil;

  the Canadian/U.S. exchange rate that affects the price received for crude oil as the price of crude oil is referenced in U.S. dollars;

  transportation availability and costs; and

  price differentials among world and North American markets based on transportation costs to major markets and quality of production.

To mitigate these risks, PrimeWest has an active hedging program in place based on an established set of criteria that has been approved by the Board of Directors. The results of the hedging program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our hedging strategy, PrimeWest also mitigates risk by having a well-diversified marketing portfolio and by transacting with a number of counter-parties and limiting exposure to each counter party.  In 2003, approximately 25% of natural gas production was sold to aggregators and 75% into the Alberta short-term or export long-term markets.

The contracts that PrimeWest has with aggregators vary in length. They represent a blend of domestic and U.S. markets and fixed and floating prices designed to provide price diversification to our revenue stream.

The primary objective of our commodity risk management program is to reduce the volatility of our cash distributions, to lock in the economics on major acquisitions and to protect our capital structure when commodity prices cycle downwards.  In 2003, PrimeWest lost $30.5 million from commodity hedges ($0.66 per Trust Unit), while in 2002, PrimeWest added $28.1 million ($0.82 per Trust Unit) to our cash flow through various physical and financial hedging transactions.  Over the three year period 2001 to 2003, PrimeWest’s hedging program has added $37.1 million to revenue.

Operational And Other Business Risks

PrimeWest is also exposed to a number of risks related to its activities within the oil and gas industry that also have an impact on the amount of cash available to unitholders. These risks, and the ways in which PrimeWest seeks to mitigate these risks include, but are not limited to:

RISK:

Production

Risk associated with the production of oil and gas – includes well operations, processing and the physical delivery of commodities to market.

We mitigate by:

Performing regular and proactive protective well, facility and pipeline maintenance supported by telemetry, physical inspection and diagnostic tools.

Commodity Price

Fluctuations in natural gas, crude oil and natural gas liquid prices

We mitigate by:

Hedging. See page 16 of this press release.

Transportation

Market risk related to the availability of transportation to market and potential disruption in delivery systems.

We mitigate by:

Diversifying the transportation systems on which we rely to get our product to market.

Natural decline

Development risk associated with capital enhancement activities undertaken – the risk that capital spending on activities such as drilling, well completions, well workovers and other capital activities will not result in reserve additions or in quantities sufficient to replace annual production declines.

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

We mitigate by:

Continually scanning the marketplace for opportunities to acquire assets. Our technical acquisition specialists evaluate potential corporate or property acquisitions and identify areas for value enhancement through operational efficiencies or capital investment. All prospects are subjected to rigorous economic review against established acquisition and economic hurdle rates.  In some cases we may also hedge commodity prices to protect the acquisition economics in the near term period.

Reserves

Reserve risk in respect of the quantity and quality of recoverable reserves.

We mitigate by:

Contracting our reserves evaluation to a reputable third party consultant, GLJ. The work and independence of GLJ is reviewed by the Audit and Reserves Committee of the Board of Directors of PrimeWest. Our strategy is to invest in mature, longer life properties having a higher proved producing component where the reserve risk is generally lower and cash flows are more stable and predictable.

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

These risks are reviewed regularly by the Corporate Governance and Nominating Committee of the Board, which acts as PrimeWest’s Environmental, Health and Safety Committee.

Regulation, Tax and Royalties

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

INCOME TAXES – UNITHOLDERS – 2003

For the 2003 taxation year, Canadian unitholders of PrimeWest were paid $4.40 Canadian per Trust Unit in distributions.  Of this distribution amount, 42% or $1.85 per Trust Unit is deemed a tax deferred return of capital, and 58% or $2.55 per Trust Unit is taxable to unitholders as other income (taxed at the same rate as interest income).

For unitholders resident in the United States, the taxability of distributions is calculated using U.S. tax rules which allow for the deduction of crown royalties and accounting based depletion.  As a result of these deductions, none of the 2003 distribution is taxable as dividends and 100% of the 2003 distributions are a tax deferred return of capital.  A 15% withholding tax applies to distributions paid to U.S. unitholders.  Further details regarding the withholding tax is available on PrimeWest’s website at www.primewestenergy.com.

For both Canadian and United States unitholders, the tax deferred return of capital portion reduces the unitholder’s adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their Trust Units.  Unitholders contemplating a disposition may wish to consult the “Unitholder Info” section on PrimeWest’s website and use the adjusted cost base calculator.

QUARTERLY PERFORMANCE

	2003				2002
($ millions, except per Trust Unit amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net Revenues	94.0	85.6	77.3	73.0	69.4	62.3	63.8	68.8
Net Income	22.0	61.6	7.4	(0.7)	6.0	(6.2)	8.2	(7.3)
Income Per Unit	0.52	1.35	0.16	(0.01)	0.20	(0.20)	0.24	(0.20)

The above table highlights PrimeWest’s quarterly performance for the years ended 2003 and 2002.

Net revenues were primarily impacted by higher commodity prices and production volumes in 2003.  Net income was higher in 2003 as a result of foreign exchange gains along with increased tax recoveries.

AUDITOR’S REPORT

To the unitholders of PrimeWest Energy Trust:

We have audited the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2003, 2002, and 2001 and the consolidated statements of income, cash distributions, unitholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the management of the Trust.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

//signed

PricewaterhouseCoopers LLP, Chartered Accountants

Calgary, Alberta

February 6, 2004

CONSOLIDATED BALANCE SHEETS

As at December 31 (millions of dollars)	2003	2002	2001
ASSETS
Current assets
Cash and short term deposits	$ 2.5	$ -	$ -
Accounts receivable	65.4	71.6	60.6
Prepaid expenses	6.5	9.8	9.1
Inventory	2.1	2.2	3.2
	76.5	83.6	72.9
Cash reserved for site restoration and reclamation (note 7)	8.2	-	0.7
Other assets (note 5)	0.2	14.4	-
Deferred charges	1.3	-	-
Property, plant and equipment (note 4)	1,537.6	1,404.5	1,448.7
Goodwill (note 3)	56.1	-	-
	$ 1,679.9	$ 1,502.5	$ 1,522.3
LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$ -	$ 3.1	$ 14.6
Accounts payable	26.7	43.1	26.2
Accrued liabilities	45.3	24.2	39.4
Accrued distributions to unitholders	10.3	13.9	12.0
Due to related company (note 11)	-	-	10.1
	82.3	84.3	102.3
Long-term debt (note 6)	250.1	225.0	195.0
Future income taxes (note 12)	310.1	339.9	362.6
Site restoration and reclamation provision	17.8	6.2	6.1
	660.3	655.4	666.0
UNITHOLDERS’ EQUITY
Net capital contributions (note 8)	1,565.9	1,300.0	1,152.6
Capital issued but not distributed	5.2	0.9	1.0
Long-term incentive plan equity (note 9)	14.6	10.0	7.9
Accumulated income	213.5	123.2	122.6
Accumulated cash distributions	(771.5)	(578.9)	(421.0)
Accumulated dividends	(8.1)	(8.1)	(6.8)
	1,019.6	847.1	856.3
	$ 1,679.9	$ 1,502.5	$ 1,522.3

Commitments and Contingencies (Note 14)

The accompanying notes form an integral part of these financial statements.

Approved by the Board

//signed

//signed

Harold P. Milavsky

Don Garner

Chair of the Board of Directors

President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY

For the years ended December 31 (millions of dollars)	2003	2002	2001
Unitholders’ equity, beginning of year	$ 847.1	$ 856.3	$ 298.6
Net income for the year	90.3	0.6	79.5
Net capital contributions	265.9	147.4	717.2
Capital issued but not distributed	4.3	(0.1)	0.4
Long-term incentive plan equity	4.6	2.1	(1.0)
Cash distributions	(192.6)	(158.0)	(234.4)
Dividends	-	(1.2)	(4.0)
Unitholders’ equity, end of year	$ 1,019.6	$ 847.1	$ 856.3

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended December 31 (millions of dollars)	2003	2002		2001
OPERATING ACTIVITIES
Net income for the year	$ 90.3	$ 0.6		$ 79.5
Add/(deduct): Items not involving cash from operations
Depletion, depreciation and amortization	207.3	182.0		159.3
Non-cash general & administrative	14.4	6.1		4.2
Non-cash foreign exchange gain	(12.1)	-		-
Non-cash management fees	-	1.4		1.8
Non-cash internalization costs	-	13.1		-
Future income taxes recovery	(83.0)	(32.3)		(30.3)
Other non-cash items	(0.3)	-		-
Cash flow from operations	216.6	170.9		214.5
Expenditures on site restoration and reclamation	(2.2)	(3.9)		(3.7)
Change in non-cash working capital	5.3	(10.7)		(20.5)
	$ 219.7	$ 156.3		$ 190.3
FINANCING ACTIVITIES
Proceeds from issue of Trust Units (net of costs)	$ 240.3	$ 118.3		$ 159.5
Net cash distributions to unitholders (note 10)	(172.5)	(145.1)		(222.7)
Dividends	-	(1.2)		(0.6)
Increase (decrease) in bank credit facilities	(137.0)	29.9		(62.9)
Increase in senior secured notes	174.0	-		-
Increase in deferred charges	(1.5)	-		-
Change in non-cash working capital	(3.6)	1.0		1.0
	$ 99.7	$ 2.9		$ (125.7)
INVESTING ACTIVITIES
Expenditures on property, plant & equipment	$ (105.8)	$ (69.1)		$ (84.2)
Acquisition of capital/corporate assets	(210.1)	(59.6)		(84.1)
Proceeds on disposal of property, plant & equipment	2.3	4.5		78.1
(Increase) decrease in cash reserved for future site restoration and reclamation	(6.6)	0.7		(0.3)
Expenditures on future acquisitions	-	(14.1)		-
Change in non-cash working capital	6.4	(10.1)		12.1
	$ (313.8)	$ (147.7)		$ (78.4)

INCREASE (DECREASE) IN CASH FOR THE YEAR	$ 5.6	$ 11.5		$ (13.8)
BANK OVERDRAFT BEGINNING OF THE YEAR	(3.1)	(14.6)	-	(0.8)
CASH (BANK OVERDRAFT) END OF THE YEAR	$ 2.5	$ (3.1)		$ (14.6)
CASH INTEREST PAID	$ 13.1	$ 10.3		$ 13.2
CASH TAXES PAID	$ 3.9	$ 4.0		$ 0.5

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (millions of dollars, except per Trust Unit amounts)	2003	2002	2001

REVENUES
Sales of crude oil, natural gas and natural gas liquids	$ 434.6	$ 320.5	$ 378.2
Crown and other royalties, net of ARTC	(101.9)	(56.5)	(73.2)
Other income	(2.8)	0.3	1.5
	329.9	264.3	306.5
EXPENSES
Operating	79.4	60.8	59.0
Cash general and administrative	14.5	11.3	10.4
Non-cash general and administrative	14.4	6.1	4.2
Interest	15.1	10.8	13.8
Cash management fees (note 11)	-	4.0	6.4
Cash internalization costs	-	3.6	-
Non-cash management fees (note 11)	-	1.4	1.8
Non-cash internalization costs (note 11)	-	13.1	-
Foreign exchange (gain)/loss	(11.9)	-	-
Depletion, depreciation and amortization	207.3	182.0	159.3
	318.8	293.1	254.9
Income (loss) before taxes for the year	11.1	(28.8)	51.6
Income and capital taxes	3.8	2.9	2.4
Future income taxes recovery (note 12)	(83.0)	(32.3)	(30.3)
	(79.2)	(29.4)	(27.9)
Net income for the year	$ 90.3	$ 0.6	$ 79.5
Net income per Trust Unit	$ 1.96	$ 0.02	$ 3.12
Diluted net income per Trust Unit	$ 1.95	$ 0.02	$ 3.08

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all amounts are expressed in millions of Canadian dollars unless otherwise indicated)

1. Structure Of The Trust

PrimeWest Energy Trust (the Trust) is an open-ended investment trust formed under the laws of Alberta in accordance with a declaration of trust dated August 2, 1996, as Amended. The beneficiaries of the Trust are the holders of Trust Units (the unitholders).

The principal undertaking of the Trust’s operating companies, PrimeWest Energy Inc. and PrimeWest Gas Corp. (collectively referred to as PrimeWest), is to acquire and hold, directly and indirectly, interests in oil and gas properties. One of the Trust’s primary assets is a royalty entitling it to receive 99% of the net cash flow generated by the oil and gas interests owned by PrimeWest. The royalty acquired by the Trust effectively transfers substantially all of the economic interest in the properties to the Trust.

The common shares of PrimeWest Energy Inc. are 100% owned by the Trust.   PrimeWest Gas Corp. is a wholly owned subsidiary of PrimeWest Energy Inc.

On November 4, 2002, unitholders voted, by a 92% majority, to internalize management. PrimeWest Management Inc. and its shareholders received a total of $26.3 million in connection with that transaction. Approximately $13.2 million related to the acquisition of the 1% retained royalty and was recorded as an acquisition in property, plant and equipment. The balance was charged to non-cash internalization expense. In addition, retention provisions for senior management totaling $3.5 million were agreed to and $1.5 million was accrued relating to the termination of the management incentive program (see Note 11 to the consolidated financial statements).

2. Accounting Policies

Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, PrimeWest Energy Inc. and PrimeWest Gas Corp.  The Trust, through the royalty, obtains substantially all of the economic benefits of the operations of PrimeWest.

Cash And Short Term Investments

Short term investments, with maturities less than three months at the date of acquisition, are considered to be cash equivalents and are recorded at cost, which approximates market value.

Inventory

Inventory is measured at lower of cost and net realizable value.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired and liabilities assumed.  Goodwill is assessed for impairment at least annually.  To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit.  The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill.  Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

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

ii) Site restoration and reclamation provision

PrimeWest provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability. PrimeWest places cash in reserve to fund actual expenditures as they are incurred.

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

Joint Venture Accounting

PrimeWest conducts substantially all of its oil and gas production activities through joint ventures, and the accounts reflect only PrimeWest’s proportionate interest in such activities.

Long-Term Incentive Plan

Liabilities under the Trust’s Long-term Incentive Plan are estimated at each balance sheet date, based on the amount of Unit Appreciation Rights that are in the money using the unit price as at that date. Expenses are recorded through non-cash general and administrative costs, with an offsetting amount in long-term incentive plan equity.  As Trust Units are issued under the plan, the exercise value is recorded in net capital contributions.

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

Future income taxes are recorded for PrimeWest using the liability method of accounting. Future income taxes are recorded to the extent that the carrying value of PrimeWest’s capital assets exceeds the available tax pools.

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

Measurement Uncertainty

Certain items recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on PrimeWest’s best information and judgment. Such amounts are not expected to change materially in the near term. They include the amounts recorded for depletion, depreciation and future site restoration costs which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets.

3. Corporate Acquisitions

a) On January 23, 2003, PrimeWest Gas Inc. completed the acquisition of two private Canadian oil and gas companies.  Subsequent to the transaction, PrimeWest Gas Inc. was wound up into PrimeWest Energy Inc.  The acquired companies were amalgamated with PrimeWest Gas Corp.  The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

Net Assets Acquired at Assigned Values		Consideration Paid
Petroleum and natural gas assets	$ 220.9
Goodwill	56.1
Working capital, including cash of $3.9	0.7
Site restoration provision	(5.4)	Cash	$ 212.7
Future income taxes	(53.2)	Costs associated with acquisition	6.4
	$ 219.1		$ 219.1

b) On March 29, 2001, PrimeWest Oil & Gas Corp. (Oil & Gas) completed the acquisition of all of the issued and outstanding shares of Cypress Energy Inc. (Cypress) pursuant to a takeover bid. In aggregate, PrimeWest issued 50.2 million Trust Units and PrimeWest issued 5.2 million exchangeable shares of Oil & Gas and paid $59.2 million in exchange for the shares of Cypress. Subsequent to the transaction, Cypress and Oil & Gas were amalgamated.  On January 1, 2002, PrimeWest Oil and Gas Corp. and PrimeWest Energy Inc. were amalgamated.  The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

Net Assets Acquired at Assigned Values		Consideration Paid
Petroleum and natural gas assets	$ 1,201.5
Working capital deficit assumed	(19.2)	Cash	$ 59.2
Long-term debt assumed	(179.0)	Trust Units issued	489.8
Site restoration provision	(4.3)	Exchangeable shares issued	50.3
Future income taxes	(376.3)	Costs associated with acquisition	23.4
	$ 622.7		$ 622.7

4. Property, Plant and Equipment

	2003
	Cost	Accumulated depletion depreciation and amortization	Net book value
Property acquisition oil and gas rights	$ 1,917.4	$ (607.0)	$ 1,310.4
Drilling and completion	208.0	(52.1)	155.9
Production facilities and equipment	91.0	(23.1)	67.9
Head office furniture and equipment	8.0	(4.6)	3.4
	$ 2,224.4	$ (686.8)	$ 1,537.6

	2002
	Cost	Accumulated depletion depreciation and amortization	Net book value
Property acquisition oil and gas rights	$ 1,682.6	$ (430.6)	$ 1,252.0
Drilling and completion	139.9	(34.7)	105.2
Production facilities and equipment	60.5	(15.4)	45.1
Head office furniture and equipment	5.2	(3.0)	2.2
	$ 1,888.2	$ (483.7)	$ 1,404.5

	2001
	Cost	Accumulated depletion depreciation and amortization	Net book value
Property acquisition oil and gas rights	$ 1,608.4	$ (268.1)	$ 1,340.3
Drilling and completion	103.6	(24.1)	79.5
Production facilities and equipment	38.2	(11.5)	26.7
Head office furniture and equipment	4.2	(2.0)	2.2
	$ 1,754.4	$ (305.7)	$ 1,448.7

Unproved land costs of $ 36.0 million (2002 – $44.2 million; 2001 – $55.7 million) are excluded from costs subject to depletion and depreciation.

PrimeWest capitalized $2.5 million of general and administrative costs in 2003 (2002 - $2.5 million; 2001 - $2.2 million).

In accordance with stated accounting policies, PrimeWest has performed a ceiling test using commodity prices as at the measurement date of December 31, 2003. Using December 31, 2003 commodity prices of AECO $6.09/mcf for natural gas and WTI $U.S. 32.52 /bbl for crude oil, results in a ceiling test surplus.

A ceiling test surplus existed as at December 31, 2002.

At December 31, 2001, PrimeWest performed its ceiling test using commodity prices as at that measurement date of AECO $3.67/mcf for natural gas, and WTI $U.S. 19.84 /bbl for crude oil.  The ceiling test resulted in a deficiency of $150 million.  PrimeWest did not record a write-down at that time as the write-down occurred within the first two years of the acquisition of Cypress Energy Inc.

5. Other Assets

	2003	2002	2001
Deposit on acquisition	$ -	$ 10.9	$ -
Expenditures incurred on acquisition	-	3.3	-
Other assets	0.2	0.2	-
	$ 0.2	$ 14.4	$ -

6. Long-Term Debt

	2003	2002	2001

Revolving credit facility	$ 88.0	$ 225.0	$ 195.0
Senior secured notes	162.1	-	-
	250.1	225.0	195.0

PrimeWest and the Trust (as co-borrowers) have combined revolving credit facilities in the amount of $213 million (2002 – $335 million; 2001 – $350 million), with a borrowing base at December 31, 2003 of $390 million (2002 – $335 million; 2001 – $350 million). The facilities consist of a revolving term loan of $188 million and an operating facility of $25 million.  In addition to amounts outstanding under the facilities as indicated in the table above, PrimeWest has outstanding letters of credit in the amount of $5.1 million (2002 – $3.8 million; 2001 – $2.8 million).

Advances under the facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit. In the case of BA, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the bank’s prime rate. While any amounts are outstanding under the bridge facility, the interest rates and stamping fees increase by 50 basis points. For 2003, the effective interest rate was 4.7% (2002 - 4.6%; 2001 – 5.6%).

The credit facility revolves until June 30, 2004, by which time the lenders will have conducted their annual borrowing base review. The lender also has the right to redetermine the borrowing base at one other time during the year. During the revolving phase, the facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lender converts to a non-revolving facility, 60% of the aggregate principal amount of the loan shall be repayable on the date which is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date which is 365 days after the initial term repayment date.

On May 7, 2003, PrimeWest replaced a portion of its bank debt with Senior Secured Notes (the “Notes”) in the amount of $U.S.125 million.  They have a final maturity of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year.  The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of $U.S.31,250,000 commencing May 7, 2007.

Collateral for the secured note and credit facility is a floating charge debenture covering all existing and after acquired property in the principal amount of $U.S.1 billion.  The secured parties for the revolving credit facilities and senior secured notes have agreed to share the security interests on a pari passu basis.

The costs incurred in connection with the Notes, in the amount of $1.5 million, are classified as deferred charges on the balance sheet and are being amortized over the term of the Notes.

The Senior Secured Notes are the legal obligation of PrimeWest Energy Inc. and are guaranteed by PrimeWest Energy Trust.

7. Cash Reserve For Site Restoration And Reclamation

Commencing in 1998, funding for the reserve was provided for by reducing distributions otherwise payable based on an amount per BOE produced ($0.15/BOE produced for 1998 and 1999, $0.24/BOE produced in 2000, $0.32/BOE produced in 2001, $0.37/BOE produced in 2002 and $0.50/BOE produced in 2003). The cash amount contributed, including interest earned, was $6.2 million in 2003 (2002 – $4.1 million; 2001 – $4.2 million).  During 2003, an additional contribution of $4.2 million was made to fund reclamation expenditures associated with properties acquired in 2002.  Actual costs of site restoration and abandonment totaling $2.2 million were paid out of this cash reserve for the year ended December 31, 2003 (2002 – $3.9 million; 2001 – $3.8 million).

8. Unitholders’ Equity

PrimeWest Energy Trust

The authorized capital of the Trust consists of an unlimited number of Trust Units.

Trust Units	Number of Units	Amounts ($)
Balance, December 31, 2000	50,982,093	$ 428.0
Issued for cash	19,790,000	165.2
Issue expenses	–	(9.0)
Issued to acquire Cypress Energy Inc.	50,234,771	489.8
Issued for payment of management fees	199,841	1.7
Issued on exchange of exchangeable shares	2,415,363	20.3
Issued pursuant to Distribution Reinvestment Plan	1,623,171	10.8
Issued pursuant to Long-Term Incentive Plan	577,840	5.2
Issued pursuant to Optional Trust Unit Purchase Plan	142,528	3.3
Balance, December 31, 2001	125,965,607	$ 1,115.3
Restated giving effect for 4 to 1 Trust Unit consolidation on August 16, 2002	31,491,402	$ -
Issued for cash	4,200,000	110.0
Issue expenses	-	(5.6)
Issued for payment of management fees	66,853	1.8
Issued on exchange of exchangeable shares	106,934	2.7
Issued pursuant to Distribution Reinvestment Plan	476,106	10.1
Issued pursuant to Long-Term Incentive Plan	153,749	4.0
Issue of units due to odd lot program	111	-
Issue of fractional units due to 4 to 1 consolidation	6,264	-
Issued pursuant to Optional Trust Unit Purchase Plan	503,103	13.9
Balance, December 31, 2002	37,004,522	$ 1,252.2
Issued for cash	9,100,000	$ 234.8
Issue expenses	-	(12.1)
Issued on exchange of exchangeable shares	964,897	21.2
Issued pursuant to Distribution Reinvestment Plan	600,598	14.8
Issued pursuant to Long-Term Incentive Plan	360,608	9.4
Issue of units due to odd lot program	38	-
Issue of fractional units due to 4 to 1 consolidation	11	-
Issued pursuant to Optional Trust Unit Purchase Plan	721,209	17.6
Balance, December 31, 2003	48,751,883	$ 1,537.9

The number of units was restated giving effect of four for one Trust Unit consolidation effective August 16, 2002.

The weighted average number of Trust Units and exchangeable shares outstanding in 2003 was 46,015,519 (2002 – 34,135,576; 2001 – 25,633,271). For purposes of calculating diluted net income per Trust Unit, 345,278 Trust Units (2002 – 341,315; 2001 – 311,789) issuable pursuant to the long-term incentive plan were added to the weighted average number. The per unit cash distribution amounts paid or declared reflects distributions paid or declared to Trust Units outstanding on the record dates.

PrimeWest Exchangeable Class A Shares

In connection with the Cypress transaction (see Note 3b), PrimeWest Oil & Gas Corp. (now amalgamated with PrimeWest Energy Inc.) amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest Trust Units at any time up to March 29, 2010, based on an exchange ratio that adjusts each time the Trust makes distribution to its unitholders. The exchange ratio, which was 1:1 on the date that the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio on December 31, 2003 was 0.44302:1 (2002 – 0.37454:1; 2001 – 0.3126:1, restated effecting 4 to 1 Trust Unit consolidation).

Exchangable Shares	# of shares	$ Amount
Balance, December 31, 2001	3,316,742	$ 32.3
Issued for internalization	1,363,714	13.1
Conversion of Class B shares	710,795	4.3
Exchanged for Trust Units	(211,973)	(2.0)
Balance, December 31, 2002	5,179,278	47.7
Issued for management incentive program	161,717	1.5
Exchanged for Trust Units	(2,299,872)	$ (21.2)
Balance, December 31, 2003	3,041,123	$ 28.0

PrimeWest Exchangeable Class B Shares

In connection with a transaction in 2000, PrimeWest Resources Ltd. (now amalgamated with PrimeWest Energy Inc.) amended its articles to create an unlimited number of exchangeable shares. At special meetings held in May and June of 2002, holders of Class B Exchangeable Shares and Class A Exchangeable shares voted to approve a special resolution amending the articles of the Corporation to convert all Class B Exchangeable shares to Class A Exchangeable Shares. As at June 14, 2002, 649,561 Class B Exchangeable shares were converted to Class A Exchangeable Shares using an exchange ratio of 1.09427:1.

Exchangeable Shares	# of shares	Amounts ($)
Balance, December 31, 2001	751,532	$ 5.0
Exchanged for Trust Units	(101,971)	(0.7)
Converted to Class A Exchangeable Shares	(649,561)	(4.3)
Balance, December 31, 2002	-	$ -

Trust Units and Exchangeable Shares Issued & Outstanding(1)

	2003	2002	2001
Trust Units issued & outstanding	48,751,883	37,004,522	31,491,402
Exchangeable shares
Class A Shares
(2003 - 3,041,123 shares exchangeable at 0.44302; 2002 - 5,179,278 shares exchangeable at 0.37454; 2001 – 3,316,742 shares exchangeable at 0.3126)	1,347,277	1,939,864	1,036,648

Class B Shares
(2001 – 751,532 shares exchangeable at 0.34201)	-	-	257,035
Total units and exchangeable shares issued & outstanding	50,099,160	38,944,386	32,785,085
Unit Appreciation Rights	345,278	341,315	311,788
Total units and exchangeable shares issued & outstanding – diluted	50,444,438	39,285,701	33,096,873

(1)

Restated Trust Units to give effect to 4 for 1 unit consolidation effective August 16, 2002.

9. Trust Unit Incentive Plan

Under the terms of the Trust Unit Incentive Plan, a maximum of 1,800,000 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of PrimeWest.  Payouts under the plan are based on total unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid.  The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue.  UARs have a term of up to six years and vest equally over a three-year period, except for the members of the Board, whose UARs vest immediately.  The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash.  To date, all payouts under the plan have been in the form of Trust Units.

As at December 31, 2003

Year of Grant	UARs issued & outstanding	UARs vested	Current return per “in the money” UARs	Total equity	Trust Unit dilution
1998	10,391	10,391	$ 49.98	$ 0.5	18,844
1999	55,160	55,160	34.92	1.9	69,892
2000	120,137	119,387	16.40	2.0	71,007
2001	383,424	265,645	7.81	3.0	74,891
2002	961,405	447,562	6.09	4.7	86,694
2003	1,085,031	141,896	4.75	2.5	23,950
Total	2,615,548	1,040,041		$ 14.6	345,278

As at December 31, 2002

Year of Grant	UARs issued & outstanding	UARs vested	Current return per “in the money” UARs	Total equity	Trust Unit dilution
1997	52,927	52,927	$ 22.98	$ 1.2	47,883
1998	105,798	105,798	33.99	3.6	141,563
1999	115,215	114,667	22.38	2.6	101,076
2000	187,984	125,661	8.22	1.5	37,831
2001	515,634	185,780	2.12	0.6	12,861
2002	1,120,142	82,097	1.97	0.5	101
Total	2,097,700	666,930		$ 10.0	341,315

As at December 31, 2001

Year of Grant	UARs issued & outstanding	UARs vested	Current return per “in the money” UARs	Total equity	Trust Unit dilution
1996	131,719	131,719	$ 15.84	$ 2.1	82,010
1997	79,839	79,839	13.76	1.1	43,165
1998	127,956	127,957	24.80	3.2	124,654
1999	148,416	89,566	14.76	1.3	52,025
2000	240,914	86,951	2.92	0.2	9,935
2001	629,343	25,211	-	-	-
Total	1,358,187	541,243		$ 7.9	311,789

Cumulative to December 31, 2003, 1,030,850 UARs have been exercised (cumulative to December 31, 2002 - 640,503; cumulative to December 31, 2001 - 399,199), resulting in the issuance of 719,374 Trust Units from treasury (cumulative to December 31, 2002 - 358,766; cumulative to December 31, 2001 - 205,017).

10. Cash Distributions

	2003	2002	2001
Net income for the year	$ 90.3	$ 0.6	$ 79.5
Add back (deduct) amounts to reconcile to distribution:
Depletion, depreciation and amortization	207.3	182.0	159.3
Cash (retained) / paid from cash available for distribution	(15.6)	(7.3)	25.8
Contribution to reclamation fund	(8.7)	(4.1)	(3.5)
Non-cash general and administrative	14.4	6.1	4.2
Non-cash foreign exchange	(12.1)	-	-
Internalization costs paid in Trust Units	-	13.1	-
Management fees paid in Trust Units	-	1.4	1.8
Future income taxes recovery	(83.0)	(32.3)	(30.3)
	$ 192.6	$ 159.5	$ 236.8
Cash Distributions to Trust Unitholders	$ 192.6	$ 158.0	$ 234.5
Cash Distributions per Trust Unit	$ 4.32	$ 4.80	$ 9.24

11. Related-Party Transactions

On September 26, 2002, the Trust announced the planned elimination, effective October 1, 2002, of its external management structure and all related management, acquisition and disposition fees, as well as the acquisition of the right to mandatory quarterly dividends commonly referred to as the “1% retained royalty”. The transaction was approved by the unitholders and the holders of Exchangeable Shares on November 4, 2002 and closed November 6, 2002. The transaction resulted in the elimination of the 2.5% management fee on net production revenue, quarterly incentive payments payable in the form of Trust Units, the 1.5% acquisition fee and the 1.25% disposition fee, which resulted in payments to PrimeWest Management Inc. in 2002 totaling $5.8 million (2001 – $21.3 million). In addition, the amount of the 1% retained royalty paid in 2002 was $1.3 million (2001 – $3.4 million).

As at December 31, 2002, the Trust and PrimeWest owed $nil (2001 – $10.1 million) to PrimeWest Management Inc. for unpaid management and other fees and reimbursement of general and administrative costs.

The internalization transaction was achieved through the purchase by PrimeWest of all of the issued and outstanding shares of PrimeWest Management Inc. for a total consideration of approximately $26.3 million comprised of a cash payment of $13.2 million and the issuance of Exchangeable Shares exchangeable, based on an agreed exchange ratio, for approximately 491,000 Trust Units and valued at approximately $13.1 million based on the closing price of the Trust Units on the TSX on September 26, 2002. The $13.2 million that related to the acquisition of the 1% retained royalty was capitalized; an additional $9.5 million was capitalized with an offset to future tax liability as a result of the property, plant and equipment having no tax basis. In addition, PrimeWest agreed to issue Exchangeable Shares valued at $1.5 million to certain senior managers to terminate a management incentive program of PrimeWest Management Inc. and to create a special employee retention plan for those senior managers which provides for long term incentive bonuses in the form of Exchangeable Shares valued, in the aggregate, at $3.5 million. Exchangeable Shares will be issued pursuant to the retention plan on each of the second, third, fourth and fifth anniversaries of the completion of the internalization transaction.  As at December 31, 2003, $0.5 million has been accrued in non-cash general and administrative expenses related to the special employee retention plan.

12. Income Taxes

PrimeWest and its subsidiaries had no taxable income for 2003, 2002, and 2001, as tax pool deductions and the royalty payable were sufficient to reduce taxable income in these entities to nil.

The future tax provision results from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

	2003	2002	2001
Loss carry forwards	$ -	$ (5.0)	$ (10.6)
Capital assets	318.9	350.0	378.0
Foreign exchange gain on long term debt	2.1	-	-
Site restoration provision	(6.0)	(1.9)	(2.3)
Long-term incentive liability	(4.9)	(3.2)	(2.5)
	$ 310.1	$ 339.9	$ 362.6

The provisions for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	2003	2002	2001
Net income (loss) before taxes	$ 11.1	$ (28.8)	$ 51.6
Computed income tax expense (recovery) at the Canadian statutory rate of 40.62% (2002 – 42.12%; 2001 – 43.12%)	4.5	(12.1)	22.3
Increase (decrease) resulting from:
Non-deductible crown royalties and other payments, net of ARTC	0.3	5.7	0.2
Federal resource allowance	(16.2)	(3.5)	(9.7)
Change in income tax rate	(43.1)	(4.2)	-
Amounts included in trust income and other	(28.5)	(18.2)	(43.1)
Future income taxes	$ (83.0)	$ (32.3)	$ (30.3)

13. Financial Instruments

a) Commodity Price Risk Management

PrimeWest generally sells its oil and gas under short term market-based contracts. Derivative financial instruments, options and swaps may be used to hedge the impact of oil and gas price fluctuations.

A summary of these contracts in place at December 31, 2003 follows:

CRUDE OIL
Period	Volume (bbls/d)	Type	WTI Price ($U.S./bbl)
Jan – Jan 2004	500	Swap	$ 33.30
Jan – Mar 2004	1000	Swap	27.29
Jan – Mar 2004	500	Swap	28.87
Jan – Mar 2004	500	Swap	30.21
Jan – Mar 2004	500	Swap	31.60
Jan – Mar 2004	500	Costless Collar	22.00/26.70
Jan – Mar 2004	500	Costless Collar	23.00/33.30
Jan – Mar 2004	500	Costless Collar	24.00/31.20
Jan – Mar 2004	500	Costless Collar	25.00/28.16
Apr – Jun 2004	1000	Swap	27.13
Apr – Jun 2004	500	Swap	28.64
Apr – Jun 2004	500	Swap	30.06
Apr – Jun 2004	500	Costless Collar	22.00/26.12
Apr – Jun 2004	500	Costless Collar	24.00/30.50
Apr – Jun 2004	500	Costless Collar	25.00/28.07
Apr – Jun 2004	500	Costless Collar	26.00/32.07
Jul – Sep 2004	500	Swap	26.07
Jul – Sep 2004	500	Swap	27.04
Jul – Sep 2004	500	Swap	28.51

CRUDE OIL (Cont’d)
Period	Volume (bbls/d)	Type	WTI Price ($U.S./bbl)
Jul – Sep 2004	500	Costless Collar	$ 24.00/30.75
Jul – Sep 2004	500	Costless Collar	25.00/28.30
Jul – Sep 2004	500	Costless Collar	26.00/32.05
Oct – Dec 2004	500	Swap	26.00
Oct – Dec 2004	500	Swap	27.03
Oct – Dec 2004	500	Swap	28.53
Oct – Dec 2004	500	Costless Collar	24.00/30.00
Oct – Dec 2004	500	Costless Collar	25.00/28.30
Jan 2005 – Mar 2005	500	Swap	27.25
Apr 2005 – Jun 2005	500	Swap	27.07
Jul 2005 – Sep 2005	500	Swap	27.05

NATURAL GAS (AECO)
Period	Volume (mmcf/day)	Type	AECO Price (Cdn$/mcf)
Jan 2004 – Mar 2004	4.7	Swap	$ 6.19
Jan 2004 – Mar 2004	4.7	3 Way	4.22/5.28/8.23
Jan 2004 – Mar 2004	4.7	3 Way	4.48/5.54/6.52
Jan 2004 – Mar 2004	4.7	Costless Collar	6.33/7.91
Jan 2004 – Mar 2004	4.7	Costless Collar	6.33/11.87
Jan 2004 – Mar 2004	4.7	Costless Collar	5.80/8.23
Jan 2004 – Mar 2004	4.7	Costless Collar	5.80/8.33
Jan 2004 – Mar 2004	4.7	Costless Collar	6.33/8.58
Jan 2004 – Mar 2004	4.7	Costless Collar	4.75/7.91
Jan 2004 – Oct 2004	9.5	3 Way	3.17/4.22/6.09
Jan 2004 – Dec 2004	1.0	Swap	6.02
Apr 2004 – Oct 2004	4.7	Swap	5.45
Apr 2004 – Oct 2004	4.7	Swap	6.02
Apr 2004 – Oct 2004	4.7	Swap	6.06
Apr 2004 – Oct 2004	4.7	Costless Collar	5.01/6.06
Apr 2004 – Oct 2004	4.7	Costless Collar	5.28/7.39

A 3 Way option is like a traditional collar, except that PrimeWest has resold the put at a lower price.  Utilizing the first 3 Way natural gas contract above as an example, PrimeWest has sold a call at $8.23, purchased a put at $5.28, and resold the put at $4.22.  Should the market price drop below $5.28 PrimeWest will receive $5.28 until the price is less than $4.22, at which time PrimeWest would then receive market price plus $1.06.  However, should market prices rise above $8.23, PrimeWest would receive a maximum of $8.23.  Should the market price remain between $5.28 and $8.23, PrimeWest would receive the market price.

NATURAL GAS (BASIS DIFFERENTIAL $U.S./MCF)
Period	Volume (mmcf/day)	Type	Basis Price ($U.S./mcf)
Jan – Mar 2004	10.0	Basis Swap	$ 0.63
Apr – Oct 2004	5.0	Basis Swap	$ 0.71

The AECO basis is the difference between the NYMEX gas price in $U.S. per mcf and the AECO price in $U.S. per mcf.  Using the first basis swap above as an example, PrimeWest has fixed this price difference between the two markets at $U.S. 0.63 per mcf from January 2004 through March 2004.  If the NYMEX price for the period turned out to be $U.S. 4.00 per mcf, PrimeWest would receive an AECO equivalent price of $U.S. 3.37 per mcf.

In 2003, the financial impact of contracts settling in the year was a decrease in sales revenues of $30.5 million (2002 - $28.1 million increase in sales revenues; 2001 – $39.5 million increase in sales revenues).

The mark-to-market value of the hedges in place as at December 31, 2003 is a $6.0 million loss of which $2.1 million is attributable to natural gas and $3.9 million is attributable to crude oil.

Electrical Power
	Power Amount		Price
Period	(MW)	Type	($/MW-hr)
Q1 2004	5.0	Fixed Price Swap	$ 58.50
Q2 2004	7.5	Fixed Price Swap	40.25
Q3 2004	5.0	Fixed Price Swap	46.50
Q4 2004	5.0	Fixed Price Swap	44.00
Calendar 2004	5.0	Fixed Price Swap	45.65

The mark to market value of the electrical power swaps at December 31, 2003 is a $0.6 million gain.

b) Interest Rate Risk Management

PrimeWest has the following interest rate swaps outstanding at December 31, 2003.

Interest Rate Risk Management
Term	Notional amount ($ millions)	Fixed BA rate (%)
May 24/98 – May 25/04	$25	6.48
Nov 26/01 – May 26/04	$25	3.85

The mark to market value of the interest rate swaps is a $0.6 million loss at December 31, 2003.

The effect of the interest rates swaps was to increase interest paid in 2003 by $0.9 million (2002 - $1.5 million; 2001 – $0.4 million).

c) Fair Value Of Financial Instruments

Financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, accrued distributions to unitholders, long-term debt and financial hedges. As at December 31, 2003, 2002, and 2001, the fair market value of the financial instruments, other than long-term debt and financial hedges, approximate their carrying value, due to the short term maturity of these instruments. The fair value of long-term debt approximates its carrying value in all material respects, because the cost of borrowing approximates the market rate for similar borrowings.

14. Commitments And Contingencies

a) PrimeWest has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income will be $1.2 million in 2004, $1.1 million in 2005, $1.1 million in 2006 and $2.4 million in 2007 – 2009, the remaining term of the leases.

b) As part of PrimeWest’s internalization transaction (see Note 11), PrimeWest agreed to pay $3.5 million in exchangeable shares as a special employee retention plan. One quarter of the exchangeable shares will be issuable to the Senior Managers of PrimeWest on each of the second, third, fourth and fifth anniversary of transaction closing, November 6, 2002.  As at December 31, 2003 $0.5 million has been accrued in non-cash general and administrative expenses.

c) PrimeWest is engaged in a number of matters of litigation, none of which could reasonably be expected to result in any material adverse consequence.

d) PrimeWest has a pipeline transportation commitment that runs to October 31, 2007 and has a minimum annual payment requirement of $U.S. 2.1 million.

15. Subsequent Event

On January 27th, 2004, PrimeWest announced that it had agreed to make an offer to acquire all of the shares of Seventh Energy.  Seventh Energy’s Board and executive unanimously approved the transaction and have agreed to tender their approximately 24% ownership interest.  The acquisition cost is expected to be $42.6 million comprised of the assumption of $8.3 million of debt and working capital and a cash payment of $34.3 million.  To protect the transaction economics, PrimeWest hedged approximately 70% of Seventh Energy’s gas production at a price of $6.18/mcf for one year.  PrimeWest’s existing credit line will be used to fund the cash portion of the acquisition.  The offer is currently set to expire on March 15, 2004.

16. Prior Years’ Comparative Numbers

Certain prior years’ comparative numbers have been restated to conform with the current year’s presentation.

17. Differences Between Canadian And United States Generally Accepted Accounting Principles

PrimeWest’s financial statements are prepared in accordance with accounting principles generally accepted (GAAP) in Canada which, in some respects differ from those generally accepted in the United States (U.S.).  The following are those policies that result in significant measurement differences.

1. Property, Plant And Equipment

PrimeWest follows the full cost accounting guideline as established by the Canadian Institute of Chartered Accountants (CICA).  Under this guideline, the net carrying value of the Trust’s oil and gas properties is limited to an estimated recoverable amount calculated as aggregate undiscounted future net revenues, after deducting future general and administrative costs, financing costs, and income taxes.  In accordance with the full cost method of accounting under U.S. GAAP, the net carrying value is limited to a standardized measure of discounted future cash flows, before financing and general administrative costs.  Where the amount of a ceiling test write down under Canadian GAAP differs from the amount of a write down under U.S. GAAP, the charge for depreciation and depletion under U.S. and Canadian GAAP will differ in subsequent years.

2. Derivative Financial Instruments

Effective January 1, 2001, PrimeWest adopted Financial Accounting Standard (FAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities.  All derivatives, whether designated in hedging relationships or not, and excluding normal purchase and sales are required to be recorded on the balance sheet at fair value.  If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings.  If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item is realized.  Ineffective portions of changes in the fair value and the cash flow hedges are recognized in earnings, immediately.

The adoption of FAS 133 resulted in OCI of $1.0 million.  Assets increased by $1.0 million as a result of recording derivative instruments on the consolidated balance sheet at fair value.

Implementation of this accounting standard did not affect the Trust’s cash flow or liquidity.

3. Asset Retirement Obligation

Effective January 1, 2003, the Trust adopted FAS 143 Accounting for Asset Retirement Obligations.  The new standard requires the recognition of the liability associated with the future site reclamation costs of the long-lived assets.  The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property, plant and equipment.  The depreciation of property, plant and equipment is allocated to expense on the unit-of-production basis.

The adoption of FAS 143 allows for the cumulative effect of the change in accounting policy to be booked as a transitional adjustment to net income with no restatement of prior period comparatives.  At January 1, 2003, this resulted in an increase to the asset retirement obligation of $15.3 million, an increase to PP&E of $8.4 million in 2003, a $0.4 million decrease to net income after tax, a decrease in the site restoration provision of $6.2 million and a decrease to future tax liability of $0.3 million.

Implementation of this accounting standard did not affect the Trust’s cash flow or liquidity.

4.  Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, FAS 150 was issued to establish standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity.  FAS 150 is effective for financial instruments entered into or modified after May 31, 2003.  The standard has been adopted by the Trust with no impact.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT IMPLEMENTED

Variable Interest Entities

In December 2003, the Financial Accounting Standards Board (FASB) in the United States issued Interpretation Number 46R “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”.  The standard mandates that variable interest entities be consolidated by their primary beneficiary.  The standard is effective the first reporting period ending after March 15, 2004 for all entities with the exception of special purpose entities as defined in prior accounting guidance.  The standard is effective for the first period ending after December 15, 2003 for previously defined special purpose entities.  In Canada, the Accounting Standards Board (AcSB) has suspended the effective dates for Accounting Guideline AcG15, “Consolidation of Variable Interest Entities” in order to amend the guideline to harmonize with the corresponding US guidance.  The AcSB plans to issue an exposure draft in the immediate future with an effective period beginning on or after November 1, 2004.  At December 31, 2003, the Trust did not have any variable interests in special purpose entities.

The following tables set out the significant differences in the consolidated financial statements using U.S. GAAP.

a) Consolidated Net Income

(millions of Canadian dollars, except per Trust Unit amounts)	2003	2002	2001
Net income as reported	$ 90.3	$ 0.6	$ 79.5
Adjustments
Depletion and depreciation	35.4	67.3	(539.3)
FAS 133 adjustment	6.1	(55.8)	43.3
Accretion of asset retirement obligation	(1.2)	–	–
Future income tax (expense)/recovery	(42.3)	(1.4)	165.2
Adjusted net income/(loss) before change in accounting policy	88.3	10.7	(251.3)
Cumulative effect of change in accounting policy, net of tax of $0.3 million	(0.4)	–	–
Adjusted net income/(loss)	87.9	10.7	(251.3)
Other comprehensive income
Cumulative effect type adjustment – fair value of cash flow hedging instruments	–	–	(1.0)
Change during the year	–	–	1.0
Accumulated other comprehensive income	–	–	–
Adjusted net and comprehensive income/(loss)	$ 87.9	$ 10.7	$ (251.3)
Net income/(loss) per Trust Unit
U.S. GAAP – basic	$ 1.91	$ 0.31	$(9.80)
– diluted	$ 1.90	$ 0.31	$(9.80)

Cumulative effect of change in accounting policy per Trust Unit
U.S. GAAP – basic	$ 0.01	–	–
– diluted	$ 0.01	–	–

b) Pro Forma Consolidated Net Income

U.S. GAAP requires the cumulative impact of a change in accounting policy to be presented in the current year’s consolidated statement of income with no restatement of the comparative prior periods.  The following table illustrates the pro forma impact on the Trust’s net income under U.S. GAAP had the prior period been restated.

(millions of Canadian dollars, except per Trust Unit amounts)	2002	2001
Net income/(loss)
As reported	$ 10.7	$ (251.3)
As restated	$ 11.5	$ (250.0)

Net income/(loss) per Trust Unit (Basic)
As reported	$ 0.31	$ (9.80)
As restated	$ 0.34	$ (9.77)

Net income/(loss) per Trust Unit (Diluted)
As reported	$ 0.31	$ (9.80)
As restated	$ 0.34	$ (9.77)

Asset retirement obligation	$ 15.3	$ 11.8

c) Consolidated Unitholders’ Equity

(millions of Canadian dollars)	2003	2002
Unitholders’ Equity as reported	$ 1,019.6	$ 847.1
Adjustments
Depletion and depreciation	(493.6)	(530.9)
FAS 133 adjustment	(5.4)	(11.5)
Accretion of asset retirement obligation	(3.7)	–
Future income tax recovery	127.0	169.1
	$ 643.9	$ 473.8

d) Consolidated Balance Sheets

(millions of Canadian dollars)	2003		2002
	Cdn GAAP	U.S. GAAP	Cdn GAAP	U.S. GAAP
Property, plant and equipment (net)	$ 1,537.6	$ 1,042.1	$1,404.5	$ 873.6
Other liabilities	–	5.4	–	11.5
Future income tax liability	310.1	183.0	339.9	170.8
Site restoration provision	17.8	–	6.2	6.2
Asset retirement obligation	–	19.7	–	–
Accumulated income/(deficit)	213.5	(162.2)	123.2	(250.1)

e) Consolidated Cash Flows

The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP, except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows.  This total cannot be presented under U.S. GAAP.

FAS 69 SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

The following data supplements oil and gas disclosure in the Trust’s Annual Report, and is provided in accordance with the provisions of  FAS 69.

OIL AND GAS RESERVES

Users of this information should be aware that the process of estimating quantities of “proved” and “proved developed” crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir.  The data for a given reservoir may also change substantially over time as a result of the numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions.  Consequently, material revisions to existing reserve estimates occur from time to time.  Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

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

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes.  Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and the Trust’s estimate of future production volumes.  Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause the Trust’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2003, no major discovery or other favorable or adverse event is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

RESULTS OF OIL AND GAS OPERATIONS

(millions of Canadian dollars)	2003	2002	2001
Revenues	$329.9	$ 264.3	$ 306.5
Expenses
Production costs	79.4	60.8	59.0
Depreciation, depletion and amortization	170.3	113.5	697.9
Accretion	1.2	–	–
Tax (recovery)/expense	(39.9)	(26.0)	(217.1)
	211.0	148.3	539.8
Results of operations from oil and gas operations	$ 118.9	$ 116.0	$ (233.3)

COSTS INCURRED

(millions of Canadian dollars)	2003	2002	2001
Property acquisition costs
Proved properties	$ 202.4	$ 57.7	$ 820.8
Unproved properties	34.0	5.7	6.8
Exploration costs	5.7	1.8	4.0
Development costs	101.5	56.8	71.3
	$ 343.6	$ 122.0	$ 902.9

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Development costs include the costs of drilling and equipping development wells and facilities to extract, treat and gather and store oil and gas, along with an allocation of overhead.

There were no oil and gas property costs not being amortized in any of the years presented.

CAPITALIZED COSTS

(millions of Canadian dollars)	2003	2002	2001
Proved properties	$ 2,189.0	$ 1,838.8	$ 1,694.5
Unproved properties	36.0	44.2	55.7
	$ 2,225.0	1,883.0	1,750.2
Less related accumulated depreciation, depletion and amortization	(1,186.2)	(1,011.6)	(901.9)
	$ 1,038.8	$ 871.4	$ 848.3

PROVED OIL & GAS RESERVE QUANTITIES

	2003	2003	2002	2002	2001	2001
	Crude Oil & Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil & Natural Gas Liquids (mbbls)	Natural Gas (mmcf)	Crude Oil & Natural Gas Liquids (mbbls)	Natural Gas (mmcf)
Opening balance	25,989	279,106	26,657	267,371	21,540	153,217
Revision of previous estimates	225	(33,640)	1,737	5,700	(1,264)	(20,442)
Purchase of reserves in place	1,640	50,389	954	18,929	11,536	160,184
Sale of reserves in place	(28)	(803)	(568)	(5,328)	(3,845)	(13,146)
Discoveries and extensions	941	14,742	736	25,337	2,360	15,449
Production	(3,124)	(36,897)	(3,527)	(32,903)	(3,670)	(27,891)
Closing Balance	25,643	272,897	25,989	279,106	26,657	267,371

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

The standardized measure for calculating the present value of future net cash flows from proved oil and gas reserves is based on current costs and prices and a ten percent discount factor as prescribed by FASB 69.

Accordingly, the estimated future net cash inflows were computed by applying selling prices prevailing during the month of December to the estimated future production of proved reserves.  Estimated future expenditures to be incurred in developing and producing proved reserves are based on average costs incurred in each year presented and assume the continuation of economic conditions existing at the end of each year presented.

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

Although the calculations are based on existing economic conditions at each year end, such economic conditions have changed and may continue to change significantly due to events such as the continuing changes in the natural gas market and changes in government policies and regulations.  While the calculations are based on the Trust’s understanding of the established FASB guidelines, there are numerous other equally valid assumptions under which these estimates could be made that would produce significantly different results.

STANDARDIZED MEASURE

(millions of Canadian dollars)	2003	2002	2001
Future cash inflows	$ 2,631.1	$ 2,890.5	$ 1,732.5
Future production costs	(804.9)	(699.0)	(642.5)
Future development costs	(69.4)	(73.4)	(38.7)
Other related future costs	(42.1)	(43.4)	(37.1)
Future net cash flows	1,714.7	2,074.7	1,014.2
Discount at 10%	(721.6)	(919.4)	(415.9)
Standardized measure of discounted future net cash flow related to proved reserves	$ 993.1	$ 1,155.3	$ 598.3

SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE DURING THE YEAR

(millions of Canadian dollars)	2003	2002	2001
Sales of oil and gas produced, net of production costs	$ (255.0)	$ (203.5)	$ (247.3)
Net change in sales and transfer prices, net of development and production costs	(106.2)	672.6	(586.6)
Sales of reserves in place	(2.3)	(4.5)	(78.1)
Purchases of reserves in place	156.4	45.6	826.6
Extensions, discoveries and improved recovery, less related costs	48.5	52.3	101.7
Changes in timing of future net cash flows and other	(60.6)	(93.6)	(389.3)
Revisions of previous quantity estimates	(58.5)	28.3	(96.3)
Accretion of discount	115.5	59.8	97.1
Net change	(162.2)	557.0	(372.2)
Balance at beginning of year	1,155.3	598.3	970.5
Balance at end of year	$ 993.1	$ 1,155.3	$ 598.3

