Form 40-F
period 2004-12-31
PRIMEWEST ENERGY TRUST
filed 2005-03-31
CIK 1136201

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 Commission File Number: 333-13238

PRIMEWEST ENERGY TRUST
(Exact name of Registrant as specified in its charter)
Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
Suite 5100
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

69,886,111 Trust Units

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

Yes   X        No

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in the Form:

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2004.
2.	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2004; including a reconciliation to US GAAP (Note 19).
3.	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2004.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Audited Annual Financial Statements

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2004 included herein. The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the Exchange Act, see Note 19 - Differences Between Canadian And United States Generally Accepted Accounting Principles on pages 86 through 91 of such 2004 Consolidated Financial Statements.

B.	Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2004 included herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2004, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

PrimeWest has adopted a Code of Ethics for its Chief Executive Officer and senior financial officers. This code applies to PrimeWest’s President and Chief Executive Officer, the Chief Operating Officer, the Vice-President, Business Development, the Vice-President, Finance and Chief Financial Officer, Directors, employees and contractors. It is available on the Registrant’s web site at www.primewestenergy.com and in print to any unitholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site and provided in print to any unitholder who requests them.

AUDIT AND FINANCE COMMITTEE

Identification of Audit Committee

The following individuals comprise the entire membership of PrimeWest’s Audit and Finance Committee: Harold Milavsky, Michael O’Brien, and Peter Valentine.

Audit Committee Financial Experts

Harold Milavsky, Mike O’Brien and Peter Valentine have been determined by the board of PrimeWest to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and have been designated as audit committee financial experts for the Audit and Finance Committee of the board of PrimeWest.

Each of the directors serving on the Audit and Finance Committee has also been determined by the board of PrimeWest to be independent within the criteria established by the New York Stock Exchange, Inc. for audit committee membership.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2004 and December 31, 2003 totaled $460,858 and $407,850, respectively, as detailed in the following table. All funds are in Canadian dollars.

	Year ended December 31, 2004	Year ended December 31, 2003
Audit Fees	$394,000	$327,000
Tax Fees	$66,858	$80,850
TOTAL	$460,858	$407,850
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

All Other Fees

In 2004 and 2003, no fees for services were incurred other than those described above under “Audit Fees,” and “Tax Fees”.

PREAPPROVAL POLICIES AND PROCEDURES

It is within the mandate of PrimeWest’s Audit and Finance Committee to approve all audit and non-audit related fees. The Audit and Finance Committee have pre-approved specifically identified non-audit tax-related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax) up to a pre-determined maximum annual limit of Cdn$50,000. The Audit and Finance Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

	Payments due by period (Cdn$MM)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	414.2	-	339.1	75.1	-
Series I and Series II Convertible Unsecured Convertible Debentures	250.0	-	-	150.0	100.0
Lease rental obligations	14.7	3.6	10.3	0.8	-
Pipeline transportation obligations	15.1	7.1	7.6	0.4	-

DISCLOSURES PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

Presiding Director at Meetings of Non-Management Directors

The Registrant schedules regular executive sessions in which the Registrant’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Harold Milavsky serves as the presiding director (the “Presiding Director”) at such sessions. With the exception of Mr. McIntyre, the Registrant’s former Chief Executive Officer, each of the Registrant’s non-management directors is “unrelated” as such term is used in the rules of the Toronto Stock Exchange.

Communication with Non-Management Directors

Unitholders may send communications to the registrant’s non-management directors by writing to the Presiding Director, c/o PrimeWest Investor Relations, Suite 5100, 150 - 6th Avenue S.W., Calgary, AB, Canada T2P 3Y7. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The Registrant has adopted the required guidelines which are available on the Registrant’s website at www.primewestenergy.com and in print to any unitholder who requests them.

Board Committee Mandates

The Mandates of the Registrant’s Audit and Finance Committee, Compensation Committee, Corporate Governance and EH&S Committee and Operations and Reserves Committee are each available for viewing on the Registrant’s website at www.primewestenergy.com, and are available in print to any unitholder who requests them. Requests for copies of these documents should be made by contacting: PrimeWest Investor Relations, Suite 5100, 150 - 6th Avenue S.W., Calgary, AB T2P 3Y7.

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

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit Number	Description

99.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.3	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Consent of PricewaterhouseCoopers LLP.
99.6	Consent of Gilbert Laustsen Jung Associates Ltd.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated: March 24, 2005

PRIMEWEST ENERGY TRUST

By:  “Signed”
Name: Dennis G. Feuchuk
Title: Vice-President, Finance and
Chief Financial Officer

Exhibit 99.1

CEO CERTIFICATION
PURSUANT TO RULE 13a-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Donald A. Garner, President and Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 40-F of PrimeWest Energy Trust;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statement was made, not misleading with respect to the period covered by this report;

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
Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 24, 2005	“Signed”
Donald A. Garner
President and Chief Executive Officer

Exhibit 99.2

CFO CERTIFICATION
PURSUANT TO RULE 13a-14 (a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 40-F of PrimeWest Energy Trust;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statement was made, not misleading with respect to the period covered by this report;

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
Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 24, 2005	“Signed”
Dennis G. Feuchuk
Vice-President, Finance and
Chief Financial Officer

Exhibit 99.3

CEO CERTIFICATION
PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of PrimeWest Energy Trust (the “Company”) on Form 40-F for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald A. Garner, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2005

“Signed”

Name: Donald A. Garner
Title: President and Chief Executive Officer

Exhibit 99.4

CFO CERTIFICATION
PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of PrimeWest Energy Trust (the “Company”) on Form 40-F for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis G. Feuchuk, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2005

“Signed”

Name: Dennis G. Feuchuk
Title: Vice-President, Finance and Chief Financial Officer

EXHIBIT 99.5

CONSENT OF INDEPENDENT AUDITORS
Consent of PricewaterhouseCoopers LLP
We hereby consent to the inclusion in PrimeWest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2004 of our audit report dated February 11, 2005, on the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2004 and 2003, and the consolidated statements of income, unitholders’ equity and cash flows for each of years in the three-year period ended December 31, 2004.

“Signed”
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
February 11, 2005

EXHIBIT 99.6

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this Annual Report on Form 40-F of PrimeWest Energy Trust for the year ended December 31, 2004 of our reports dated January 1, 2004 and December 31, 2004 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to properties owned at those times by PrimeWest Energy Inc.

Yours very truly,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

“Signed”

Myron J. Hladyshevsky, P.Eng.
Vice-President

Calgary, Alberta
March 28, 2005