Form 40-F
PRIMEWEST ENERGY TRUST
filed 2007-03-26
CIK 1136201

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

 [  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:

December 31, 2006

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

85,772,858 Trust Units

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

Yes    X

No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Form F-10 (File No. 333-133818) and Form F-3 (File No. 333-128175)

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in this Form 40-F:

No.	Document

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006.
2.

Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2006, including reconciliation to US GAAP (Note 22) (incorporated by reference to the Registrant’s Report of Foreign Issuer on Form 6-K, Commission File No. 333-13238, filed on March 14, 2007).

3.

Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 (incorporated by reference to the Registrant’s Report of Foreign Issuer on Form 6-K, Commission File No. 333-13238, filed on March 14, 2007).

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.

Audited Annual Financial Statements

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2006 included herein.  The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), see Note 22 - Differences Between Canadian and United States Generally Accepted Accounting Principles in such 2006 Consolidated Financial Statements.

B.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 included herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, an evaluation of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The required disclosure is included in the “Management’s Report” that accompanies the Registrant’s 2006 Consolidated Financial Statements, filed as part of this Form 40-F.

ATTESTATIONS REPORT OF THE REGISTERED
PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Auditor’s Report” that accompanies the Registrant’s 2006 Consolidated Financial Statements, filed as part of this Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2006, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
AND SENIOR FINANCIAL OFFICERS

The Registrant has adopted a Code of Ethics (as that term is defined in Form 40-F) that applies to the Registrant’s President and Chief Executive Officer, and all other officers, directors, employees and contractors.  It is available on the Registrant’s web site at www.primewestenergy.com and in print to any unitholder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site and provided in print to any unitholder who requests them.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

AUDIT AND FINANCE COMMITTEE

Identification of Audit Committee

The following individuals comprise the entire membership of the Registrant’s Audit and Finance Committee:  Peter Valentine (Chair), Harold P. Milavsky, Michael W. O’Brien and Barry E. Emes.

Audit Committee Financial Experts

Peter Valentine, Harold P. Milavsky and Michael W. O’Brien have been determined by the Board of the Registrant to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and have been designated as audit committee financial experts for the Audit and Finance Committee of the Board of the Registrant.

Each of the directors serving on the Audit and Finance Committee has also been determined by the Board of the Registrant to be independent within the criteria established by the New York Stock Exchange, Inc. for audit committee membership.

PRINCIPAL ACCOUNTING FEES AND SERVICES
– INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2006 and December 31, 2005 totaled $786,071 and $618,300, respectively, as detailed in the following table.  All funds are in Canadian dollars.

	Year ended December 31, 2006	Year ended December 31, 2005
Audit fees	$ 768,521	$ 492,000
Audit related fees	$ 8,750	$ 9,000
Tax fees	$ 8,800	$ 22,300
All other fees	-	$ 95,000
Total	$ 786,071	$ 618,300

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrant’s annual financial statements and reviews of the Registrant’s quarterly financial statements, as well as services provided in connection with prospectus fees, compliance with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees are those fees billed for prospectus related work and related services by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements but not included in Audit Fees.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning.  The fees were for services performed by the Registrant’s auditors’ tax division except those tax services related to the audit.

All Other Fees

All other fees are those fees billed for products and services provided by PricewaterhouseCoopers LLP, other than Audit Fees, Audit-related Fees and Tax Fees.  In 2005, the fees relate to the Registrant’s enterprise risk assessment.

PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Registrant’s Audit and Finance Committee to approve all audit and non-audit related fees.  The engagement for the annual audit of the Registrant’s consolidated financial statements is specifically approved on an annual basis by the execution of an audit engagement letter with the auditors.  In addition, the Audit and Finance Committee has pre-approved a range of specifically identified routine non-audit  services, up to a pre-determined maximum annual limit of $100,000, provided that non-routine services and routine services, the cost of which will exceed the $100,000 maximum on an aggregate basis, require the specific prior approval of the Committee.  The Registrant or its auditors may also seek pre-approval by the Audit and Finance Committee of the engagement of the auditors to provide particular services in certain cases.  The Audit and Finance Committee will be informed routinely as to the routine non-audit services actually provided by the auditors pursuant to the pre-approval process.  The auditors also present the estimate for the annual audit related services to the Audit and Finance Committee for approval prior to undertaking the annual audit of the consolidated financial statements.  The Audit and Finance Committee approved all of the Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees relating to the services provided by PricewaterhouseCoopers LLP in 2006.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

The Registrant enters into many contractual obligations as part of conducting day-to-day business.  Material contractual obligations include debt obligations, interest payments on long-term debt, office lease rental commitments that run from 2006 through 2024 and various pipeline transportation commitments that run through 2010.  The details of the timing of these contractual obligations are included in the following table.

	Payments due by period (Cdn $MM)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	766.9	186.4	400.3	36.4	143.8
Series I and II Convertible Unsecured Subordinated Convertible Debentures, issued on September 2, 2004	40.1	-	24.5	15.6	-
Interest (1)	101.0	16.4	27.8	19.5	37.3
Office lease rental obligations	84.5	3.9	4.9	9.6	66.1
Pipeline transportation obligations	6.2	5.0	1.0	0.2	-
Total Contractual Obligations	998.7	211.7	458.5	81.3	247.2

Note:

(1)

includes interest on the U.S. Secured Notes, U.K. Secured Notes and the Debentures assuming foreign exchanges rates in effect, as at December 31, 2006.

As part of the Registrant’s 2002 internalization transaction, which closed on November 6, 2002, the Registrant agreed to issue 377,360 Exchangeable Shares to certain Executive Officers pursuant to the Special Employee Retention Plan (“SERP”).  On November 6, 2004, 2005, and 2006, 94,340 Exchangeable Shares were issued to those officers.  An additional 94,340 Exchangeable Shares will be issued on November 6, 2007.  For the 12 months ended December 31, 2006, $1.4 million was recorded in G&A expense related to the SERP.

DISCLOSURES PURSUANT TO REQUIREMENTS OF THE
NEW YORK STOCK EXCHANGE

Presiding Director at Meetings of Non-Management Directors

The Registrant schedules regular executive sessions in which the Registrant’s “non-management directors”  (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Harold P. Milavsky serves as the presiding director (the “Presiding Director”) at such sessions.  Each of the Registrant’s non-management directors is “independent” as such term is used in the rules of the Canadian securities regulatory authorities and the New York Stock Exchange Corporate Governance Standards.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

4

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated:  March 22, 2007

PRIMEWEST ENERGY TRUST

By:

/s/ Dennis G. Feuchuk

Name:

Dennis G. Feuchuk

Title:

Vice-President, Finance and

Chief Financial Officer

5

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit Number	Description

99.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.3	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Consent of PricewaterhouseCoopers LLP.
99.6	Consent of GLJ Petroleum Consultants Ltd.

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

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

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

Date: March 22, 2007	/s/ Donald A. Garner
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

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

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

Date: March 22, 2007	/s/ Dennis G. Feuchuk
Dennis G. Feuchuk
Vice-President, Finance and
Chief Financial Officer

EXHIBIT 99.3

CEO CERTIFICATION

PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of PrimeWest Energy Trust (the “Company”) on Form 40-F for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald A. Garner, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March  22, 2007

/s/ Donald A. Garner

Name:

Donald A. Garner

Title:

President and Chief Executive Officer

EXHIBIT 99.4

CFO CERTIFICATION

PURSUANT TO U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of PrimeWest Energy Trust (the “Company”) on Form 40-F for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis G. Feuchuk, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 22, 2007

/s/ Dennis G. Feuchuk

Name:

Dennis G. Feuchuk

Title:

Vice-President, Finance and Chief Financial Officer

EXHIBIT 99.5

CONSENT OF INDEPENDENT AUDITORS

Consent of PricewaterhouseCoopers LLP

We hereby consent to  (i) the inclusion in PrimeWest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2006; and  (ii) the incorporation by reference in registration statements on Form F-10 (Registration No. 333-133818) and on Form F-3 (Registration No. 333-128175), of our audit report dated March 9, 2007, relating to the Consolidated Financial Statements for each of the years in the three year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting of the Trust as of December 31, 2006.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 9, 2007

EXHIBIT 99.6

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this Annual Report on Form 40-F of PrimeWest Energy Trust for the year ended December 31, 2006 of our reports dated December 31, 2005 and December 31, 2006 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to properties owned at those times by PrimeWest Energy Inc. in its Registration Statement on Form F-10 (Registration No. 333-133818) and Form F-3 (Registration No. 333-128175), filed with the Securities and Exchange Commission and the incorporation by reference of such reports.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Myron J. Hladyshevsky

Myron J. Hladyshevsky, P.Eng

Vice-President

Calgary, Alberta

March 21, 2007